Form 20-F/A
period 2009-03-09
DRAGON JADE INTERNATIONAL LTD
filed 2009-05-05
CIK 1456787

As filed with the Securities and Exchange Commission on March 9, 2009
File No. 0-53593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F/A

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PPURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _______________ to _____________

Dragon Jade International Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 14B, Empire Land Commercial Center, 81-85 Lockhart Road, Hong Kong SAR, China

(Address of principal executive offices)

WONG Ka Ming
Tel: 852 – 2527 8368    Fax: 852 – 2527 0612

Suite 14B, Empire Land Commercial Center, 81-85 Lockhart Road, Hong Kong SAR, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value Shares

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.                         30,410,000 shares of common stock, no par value

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes    ☐ No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes     ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required t file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If   “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐       Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 1, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

TABLE  OF CONTENTS

		Page

PRELIMINARY NOTES

PART I

Item 1	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
	Selected financial data	2
	Currency exchange rates	3
	Capitalization and indebtedness	3
	Risk Factors	4
Item 4.	Information on the Company	9
	History and development of the company	9
	Business overview	9
	Organizational structure	9
	Property, plants and equipment	10
Item 5.	Operating and Financial Review and Prospects	10
Item 6.	Directors, Senior Management and Employees	11
Item 7.	Major Shareholders and Related Party Transactions	14
Item 8.	Financial Information	14
Item 9.	The Offer and Listing	15
Item 10.	Additional Information	16
	Share capital	16
	Memorandum and articles of association	16
	Material contracts	17
	Exchange controls	17
	Taxation	17
	Dividends and paying agents
	Statement by experts	17
	Documents on display	17
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	18
	Foreign currency exchange rate sensitivity
	Interest rate sensitivity
Item 12.	Description of Securities Other than Equity Securities	18

	PART II

Item 13.	Default, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit committee financial expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	PART III

Item 17.	Financial Statements	18
Item 18.	Financial Statements	18
Item 19.	Exhibits	19
	Exhibit Index	19
SIGNATURES		20

Pursuant to General Instruction E(a) of Form 20-F, this registration statement filed under the Securities Exchange Act of 1934 includes only the information specified in Part I and Part III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

PRELIMINARY NOTE

Currencies:    We present our consolidated financial statements in United States dollars. All dollar amounts in this registration statement on Form 20-F are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Hong Kong dollars (“HK dollars” or HK$”).  See "Item 3. Key Information - Currency Exchange Rates" for a history of exchange rates of HK$ into US$.

Generally Accepted Accounting Principles:    We report our financial results using United States generally accepted accounting principles ("US GAAP").  Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Forward-Looking Information: This registration statement contains “forward-looking statements.” Such forward-looking statements are subject to important risks,  uncertainties and other factors, including those set forth under “ Item 3.D. Risk Factors” and elsewhere in this registration statement, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this registration statement that are not statements of  historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,”  “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Our directors and senior management are:

WONG Ka Ming has served as President and a director of Dragon Jade International Ltd. since August 2008 and as President and a director of KASH Strategic Ltd. since inception on October 1, 2003.

HUNG Kwok Wing (“Sonny”) has served as a director of Dragon Jade since August 2008 and Vice President of KASH since March 2008.

KOU Yue (“Ivory”) has served as Chief Financial Officer of Dragon Jade since August 2008 and Chief Financial Officer of KASH since February 2006.

LAM Lai Sheung (“Christine”) has served as Secretary of Dragon Jade since August 2008 and Secretary of KASH since inception on October 1, 2003.

The business address of all our directors and senior management is Suite 14B, Empire Land Commerical Center, 81-85 Lockhart Road, Hong Kong SAR, China.

Our principal bankers are:

Fubon Bank (Hong Kong) Ltd., Shop 31L, Shatin Center, 2-16 Wang Pok Street, Shatin, Hong Kong

Our auditors during.are: Gruber & Company, LLC, 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367.  Our auditors adhere to the Quality Control Standards established by the Public Company Oversight Accounting Board (PCAOB) of the Securities and Exchange Commission and the Private Companies Practice Section of the American Institute of Certified Public Accountants (AICPA), AICPA Center for Audit Quality.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data:  Dragon Jade was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  KASH Strategic Ltd., incorporated in Hong Kong on October 1, 2003, had only limited operations until the fiscal year ended March 31, 2006.  Therefore, the following table presents selected financial data for  the period from inception to March 31, 2005, for the three fiscal years ended March 31, 2008 and for the interim periods ended November 30, 2007 and 2008 (unaudited):

				(Unaudited)
	March 31			November 30
US$	2006	2007	2008	2008

Net Sales or operating revenues	$377,497	$221,069	$11,995	$10,277

Income (loss) from Operations	$(6,178)	$(26,130)	$(24,561)	$(12,511)

Net income (loss)	$(3,530)	$(15,345)	$(22,910)	$(12,412)

Net income (loss) per share	$(0.35)	$(1.53)	$(2.29)	$(0.03)

Total assets	$154,666	$108,679	$79,562	$93,202

Net assets	$(7,862)	$(25,654)	$(48,685)	$93,201

Capital Stock (1)	$1,289	$1,289	$1,289	$105,609

Number of shares (2)	10,000	10,000	10,000	410,000

Dividends per share	—	—	—	—

(1) Excluding long term debt and redeemable preferred stock.
(2) Adjusted to reflect changes in capital.

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars (“US$”), except where otherwise indicated. The following tables present, in Hong Kong dollars (“HK$”), the exchange rates for US$1.00, based on the noon buying rate in New York City for cable transfers in HK$, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for each of the years ended March 31, 2004, 2005, 2006, 2007 and 2008. On December 31, 2008, the Noon Buying Rate was US$1.00 equals HK$7.7199.

	8-month Period	12-month Period Ending March 31
	Ending Nov 30, 2008	2008	2007	2006	2005	2004

High	7.8159	7.8289	7.8177	7.7995	7.8010	7.7999
Low	7.7497	7.7497	7.7510	7.7506	7.7698	7.7085
End of Period	7.7501	7.7819	7.8137	7.7597	7.7990	7.7930
Average	7.7835	7.7946	7.7817	7.7652	7.7935	7.7827

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08	Jul-08

High	7.7522	7.7560	7.7736	7.8094	7.8142	7.8039
Low	7.7497	7.7497	7.7503	7.7582	7.8036	7.7959
End of Period	7.7499	7.7501	7.7503	7.7659	7.8036	7.8017

B. Capitalization and indebtedness:
The Company is authorized to issue 100,000,000 shares of common stock,, no par value,.  As of January 30, 2009, there were 30,410,000 issued and outstanding shares of common stock.

C. Reasons for the offer and use of proceeds.
Not applicable.

D. Risk Factors.  The following risk factors make our company and our securities speculative and of high risk. Our business, operating results and financial position may be adversely affected by these risk factors, some of which we have no control over.  Additional risk factors not presently known by us or that we presently consider immaterial also could adversely affect our business, operating results and financial position if any of them were to occur. In addition to these risk factors, shareholders and prospective investors should read the forward-looking statements about our future performance and expected results set forth in this registration statement carefully before deciding to buy or sell our securities.  See “Forward-Looking Statements,” below.

Risks Related to Our Business

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $12,412 since inception, and KASH had a working capital deficit of $48,685 at March 31, 2008  and a retained earnings deficit of $52,653.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.]

Our consulting services, providing assistance in business analysis, strategy formulation, operational planning and assisting in media and investment relations, may not be accepted in the marketplace and may not help us achieve consistent profitability.  The consulting services we provide may not be accepted in the marketplace. Our business strategies, incorporating our senior management’s current, best analysis of potential markets, opportunities and difficulties, are subject to reassessment and may not accurately reflect current trends in our industry or may be changed and/or abandoned from time to time.  No assurance can be given that our senior management’s assessment or reassessment of our consulting services, accurately did or will reflect current trends, opportunities or difficulties in our industry; nor can any assurance be given that any assessment or reassessment of our business strategies did or will achieve profitability for us, or will be acceptable in the marketplace for our consulting services.

Our business is difficult to evaluate because of our limited operating history.  We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 1, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $12,412 since inception and KASH had a working capital deficit of $48,685 at March 31, 2008  and a retained earnings deficit of $52,653, and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

We will require substantial additional financing or funding in the future.  We have been dependent upon sales proceeds received from private equity funding and debt financing to meet our capital requirements in the past.  In the future, we likely will require additional financing or funding to meet our capital requirements for meeting our consulting programs or to expand our future consulting services.  If we were unable to meet our future capital requirements for use as working capital and for general corporate purposes, we could experience operating losses and fail to expand our future consulting services.  If so, our operating results, our business results and our financial position would be adversely affected.

We are dependent on our senior management, particularly WONG Ka Ming and HUNG,Kwok Wing (“Sonny”), to achieve profitability and the loss of either one of them could have a material adverse effect upon business, operating results and financial position.  Our operating results and future success are dependent upon our senior management’s providing and expanding our consulting services to achieve profitability and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled consultants who are experienced in managerial, marketing and customer service. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

Our future success is dependent upon our ability to compete in providing consulting services.  In our consulting business, there is intense competition among consultants, including individuals and large and small entities, for consulting clients.  Many of these competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer-standing relationships with our target customers.  Our future success is dependent upon our ability to compete and our failure to do so could adversely affect our business, financial condition and results of operation.

Our operating results may fluctuate.  Our results of operation may fluctuate significantly because of a variety of factors, many of which are outside our control, including: (i) our ability to obtain and retain customers for consulting services; (ii) our ability to obtain necessary additional financing at all or on reasonable and acceptable terms; (iii) our ability to retain or attract members of our senior management; and (iv) general economic conditions in China and elsewhere in the world, including the United States whose financial turmoil may spread worldwide and adversely affect the operating results of our prospective clients and therefore our operating results.

Upon effectiveness of this registration statement, we will be subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that Act.  If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected. The requirements, rules and regulations to which we will be subject include: Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and registration statements under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; disclosure of whether or not we have adopted a written code of ethics for our chief executive officer and senior financial officers, and if not, why not.  The requirements will involve substantial additional time and effort by our Chief Executive Officer/Chief Financial Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom will be subject to potential liabilities for failure to comply with the requirements and some of whom may be unwilling or unable to satisfy the requirements.

Risks Related to Doing Business in China
Any change in government regulations or administrative practices in China and Hong Kong concerning our business may have a negative impact on our business, operating results and financial position.  The laws, regulations and policies of the governments in China and Hong Kong and administrative practices in China, the principal jurisdiction in which we provide consulting services, may be changed, applied or interpreted in a manner that will fundamentally alter our ability to carry on our business.  The laws, regulations and policies of the government and the administrative practices in China, if changed, may have a detrimental effect on our business, operating results and financial position, resulting in our ability to engage in our business and/or to operate profitably.

Our operations in China may be adversely affected by evolving economic, political and social conditions in China.  Our operations are subject to risks inherent in doing business in China.  Such risks include the potential adverse effects resulting from war, international terrorism, civil disturbances, political instability and governmental activities.  Since 1978, the Chinese government has been reforming its economic and political systems and we expect this reforming to continue.  We believe that these reforms have had a positive effect on economic development in China and have improved our ability to do business in China, but no assurances can be given that these reform will continue or that the Chinese government will not take actions that would impair our doing business in China.

Our results of operation and liquidity could be adversely affected by potential currency fluctuations in exchange rates with foreign countries.  Exchange rates are influenced by political and/or economic developments in China, the United States and other countries as well as by macroeconomic factors and speculative actions.  In some countries, local currencies may not be readily converted unto U.S. dollars or may be converted at government controlled rates.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations and  we have not entered into any hedging transactions to date, but we may do so in the future.  While we may decide to enter into hedging transactions in the future to reduce our exposure to foreign currency exchange risk, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all.

Regulation of offshore loans and direct investment by foreign entities in China may delay or prevent us  from receiving loans or capital contributions from foreign entities for our operations in China could materially and adversely affect our liquidity, operations and ability to fund and expand our business. Any loans or direct capital contributions by foreign entities to us are subject to Chinese regulations and approvals.  Such loans and direct investments cannot exceed statutory limits and must be registered with the Chinese State Administration of Foreign Exchange or its local counterpart; capital contributions by foreign entities must be approved by the Chinese Ministry of Commerce or its local counterpart.  If we were to fail to get these required approvals, our ability to use any the proceeds of  any loans or direct investments from foreign entities, including those in the United States, could be negatively affected and our liquidity, operations and ability to fund and expand our business could be adversely and materially affected.  KASH, which does business in China, is a Hong Kong company and funding in the form of loans or capital does not need approval of the Chinese authorities.

Risks Related to Our Common Stock
There is no established or liquid trading market for shares of our common stock.
Although we intend to apply for listing of our shares on Nasdaq or the OTC Bulletin Board after effectiveness of this registration statement, there can be no assurance that our shares will qualify for listing.  If we do not satisfy all the applicable requirements for listing, we expect that our shares may be quoted and traded from time to time on the Pink Sheets.  Such quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

Our common stock may be considered a “penny stock” under SEC rules, which would limit the market for our shares and our ability to raise capital in an equity offering of our securities.  If shares of our common stock were not listed on a national securities exchange or Nasdaq and did not have a minimum bid price of $4 per share, our common stock would be considered a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:
In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
•      obtain financial information and investment experience objectives of the person; and
•      make a reasonable determination that transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
•     sets forth the basis on which the broker or dealer made the suitability determination;
•     that the broker or dealer received a signed, written agreement from the investor prior to the transaction; and
•     the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about: the risks of investing in penny stocks in both public offerings and in secondary trading; the commissions and other compensation payable to both the broker-dealer and the registered representative in connection with the penny stock transaction; current quotations for the penny stocks and other information relating to the penny stock market; and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Our three principal shareholders will continue to be in control.  None of our three principal shareholders holds a majority of our outstanding shares, the shareholder vote required for the election of directors and for other corporate action. But any two of our three principal shareholders, acting together, have a majority of our outstanding shares and therefore are in a position to elect all of the members of our board of directors.  Any two of our three principal shareholders, acting together, also are in a position to block any takeover bid or merger or acquisition proposal that may be beneficial to other shareholders.

We have not paid and do not intend to pay cash or other dividends on our common stock.  We have not paid any cash or stock dividends on our common stock since inception and do not anticipate paying any dividends in the future.  Rather, we expect that any earnings will be used in our operations and to finance the expansion of our business.

Other Risks

Enforcement of certain civil liabilities.  We are a British Virgin Islands corporation doing business outside the United States, in China.  KASH is a Hong Kong corporation doing business in China.  All of our officers and directors are residents of China and Hong Kong.  All of our assets and those of our officers and directors are located outside the United States, in China or Hong Kong.  Under these circumstances, shareholders and investors may not be able to effect service of process within the United States upon such foreign persons and may not be able to enforce against such persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States; moreover, it is unlikely that foreign courts would enforce, in original actions, liabilities against such foreign persons predicated solely upon the federal securities laws of the United States.  None of Dragon Jade, KASH or our officers and directors presently has agreed to accept service of process in the United States or to abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, but all would possibly consider doing so in the future based upon the facts and circumstances presented at the time..

Item 4.  Other Information

A. History and Development of the Company
Dragon Jade International Limited (“Dragon Jade,” “we,” “our” and similar terms) was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008. When Dragon Jade was incorporated, its business plan was to engage in a merger or acquisition with a company with operations. It is an investment holding company with an investment in 100% of KASH Strategic Ltd. (“KASH”). Dragon Jade is not and does not intend to be an “investment company,” as that term is defined in the Investment Company Act of 1940, in that it is engaged and proposes to engage in business by and through KASH (and possibly other wholly owned or majority owned subsidiaries). KASH is a limited company incorporated in Hong Kong that is principally engaged in the provision of business consultancy services to its customers in the Greater China region. On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, in exchange for an aggregate of 30,000,000 Dragon Jade shares. See Item 7. Apart from the investment holding in KASH, Dragon Jade does not have any other business.

KASH Strategic Ltd. was incorporated on October 1, 2003 in Hong Kong with limited liabilities. The original shareholders of KASH had identified the business potential in providing business consultancy services to small-to-medium sized enterprises in the Greater China region and therefore pooled their resources together and incorporated KASH to engage in such business. The senior management of KASH are experienced in the fields of investment banking, commercial banking, finance and investors relations. See Item 6 for a brief description of the business experience of senior management. Through the contacts of senior management, the company was able to secure customers from different industries and origins. Since inception, KASH has served clients from both Hong Kong and China, with businesses ranging from traditional manufacturing to industrial equipment to environmental engineering and high-tech smart card payment systems.

The principal executive offices of the companies are located at Suite 14B, Empire Land Commercial Center, 81-85 Lockhart Road, Hong Kong SAR, China; the telephone numer is 852-2527 8358. There is no agent for service in the United States, WONG Ka Ming is the contact person for purposes of this Form 20-F registration statement.

B. Business Overview

Dragon Jade engages in the consulting business by and through KASH, which provides business consultancy services to its customers (without any limitation or restriction as to client size, industry or business) . The services typically begin with an analysis of the client’s business, with the findings and recommendations reported back to client in the form of a business plan. The company then assists the client to determine long-term goals and formulate strategic plans to achieve such goals. In addition, KASH may assist the client in the formulation and execution of the operational plans. When necessary or appropriate, KASH may also advise in the areas of capital formation and media and investor relations. KASH receives fees in exchange for its consultancy services. Clients are solicited by members of senior management, through individual marketing efforts and personal presentations, and by referrals from past or present clients. There is considerable competition for new clients with other individuals and entities who/which offer similar consultancy services. Many of these competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer-standing relationships with our target customers. There are no governmental regulations specifically directed towards the general consultancy services KASH provides, although certain areas such as capital formation and foreign trade (importing and exporting), for example, are subject to general governmental regulation.

 Organizational Structure

D. Property, Plants and Equipment
Except for some furniture and fixtures and office equipment like computers and fax machines, neither Dragon Jade nor KASH has any other property or plants.  The principal executive offices (shared by both Dragon Jade and KASH) at Suite 14B, Empire Land Commercial Center, 81-85 Lockhart Road, Hong Kong SAR. China, consisting of 850 square feet used for offices and conferences, are leased for $2,179 per month pursuant to a lease expiring on August 14, 2009 with renewal options.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $12,412 since inception, and KASH had a working capital deficit of $48,685 at March 31, 2008  and a retained earnings deficit of $52,653.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

A.  Operating results.
Revenue for the fiscal year ended March 31 2008 decreased 95% to $11,995 from $221,069 for fiscal year 2007, while net loss increased to $22,910 from $15,345 during the year. In view of the decrease in revenue, the management had made an effort to cut down on expenses and succeeded in compressing all expenses to $36,556 from $105,150, a decrease of 65% from a year ago. Selling, general and administrative expenses of $32,728 for Dragon Jade during the eleven months ended November 30, 2007 were reduced to $22,788 during the comparable interim period in fiscal 2008. Similarly, selling, general and administrative expenses for KASH in fiscal 2006 of $78,843 were increased to $105,150 in fiscal 2007 but then were reduced to $76,556 in fiscal 2008.  Fiscal year 2008 was a difficult one for the company. The decrease in revenue was a result of our not entering into any new consulting contracts.  Although there had been quite a number of referrals and initial contacts with potential clients, we did not sign any consultancy contract with any new clients. The revenue recorded for the year was an extension of some extra work provided to an existing client. In the interim period from the end of fiscal year 2008 to November 2008, the situation did not have much improvement. Total revenue of about $10,000 was recorded for the period. The recent turmoil in the financial markets around the world has created rather serious problems for a large number of the small-to-medium sized companies in the region that are our prospective clients.  Although management expects to receive more enquiries from potential clients for the company’s services, it is also anticipates that the conclusion of a final contract with a new client would still be difficult and that any new client will be putting up more effort in negotiating and bargaining the contract price.  We expect these difficult circumstances to have continued in the fiscal year ended March 31, 2009 and to continue in future fiscal years.

We did not enter into any new consultancy contracts in 2008 and the only 2008 revenues were derived from a contract entered into in 2007; there were no other consultancy contracts entered into with new clients in 2007 and there was no continuing work since March 31, 2008 pursuant to the contract entered into in 2007..  Although the economy in China as well as most of the rest of the world has experienced considerable turmoil and uncertainty since 2007, our senior management nevertheless has determined to devote considerable efforts to marketing during 2009 in an attempt to generate new business.

B.  Liquidity and capital resources.

The lack of any new consultancy contracts since 2007 and the increased need for working capital in light of the decrease in income in 2008 have presented considerable problems for the company.  We need substantial additional capital to carry out our plan to grow and develop the business.

The original shareholders of KASH, Mr. Wong and Mr. Hung, directors of the company, had taken up the responsibility to see that the company has sufficient liquidity and possesses adequate capital resources to carry on its business.  Although they are not legally obligated to do so, it is expected that they will continue to do so as necessary. In fact, $115,654, an amount due to directors for funds advanced to the company, was capitalized subsequent to March 31, 2008.  The amount due has no maturity date and does not bear any interest.  Imputed interest had been considered, but was not deemed required.  We also may consider making a private offering of securities to raise capital, although the circumstances for doing so have been unfavorable recently .

C.  Research and development, patents and licenses, etc.

None/Not applicable.

D.  Trend information.
We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our prospective clients and therefore our results of operation during the calendar year 2009 and likely beyond. We anticipate that we will continue to reduce our expenses and to look to our directors to provide necessary liquidity to meet our obligations.  We also may consider making a public or private offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

None/Not applicable.

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

WONG Ka Ming, age 56, has served as President and a director of Dragon Jade since August 2008 and as President and a director of KASH since inception on October 1, 2003.  Prior thereto, from 2000 to 2001, Mr. Wong was a director of Man Sang Holding Inc., a publicly held company engaged in the purchasing, processing, assembling, merchandising, and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company in Hong Kong engaged in public and investors relations. In 2002, he was a director of Stanford Capital International Ltd., a private company in Hong Kong engaged in investor relations. From 1997 to 1999, Mr. Wong was a director of Regal Financial Services Ltd., a private company which specialized in investments and fund management in China.  Previously, for more than 10 years, he had served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.  Mr. Wong earned B.S. Sci. and M.B.A. degrees from the Chinese University of Hong Kong.

HUNG Kwok Wing (“Sonny”), age 45, has served as a director of Dragon Jade since August 2008 and has served as Vice President of KASH since March 2008.  Mr. Hung served as Assistant to the Chairman of Man Sang Holding Inc. from March 2002 to January 2008, except in 2002 when he was an executive officer of ZMGI Corporation; he had joined Man Sang in November 1996 as Vice President.  Prior thereto, for more than 10 years, Mr. Hung had served as an executive and/or executive officer of several banking and financial institutions based in Hong Kong, Mr. Hung received a B.S. degree in Finance and Banking from San Francisco State University, an M.B.A. degree from Baptist University and a Masters degree in Accountancy from the Chinese University of Hong Kong.

KOU Yue (“Ivory”), age 34, has served as Chief Financial Officer of Dragon Jade since August 2008 and as Chief Financial Officer of KASH since February 2006. Before joining the Company, since 2002, she was the financial manager of China Broadcasting Holding Ltd., a listed company in Hong Kong. From 1996 to 2002, she held senior management positions in several accounting firms in Hong Kong and China.  She is a member of professional accounting groups HKICPA, ACCA and CICPA.  Ms. Kou received a B.S. degree in Business Administration from the Tianjin Finance and Economic University and a Masters degree in Banking from the City University of Hong Kong.

LAM Lai Sheung (“Christine”), age 56, has served as Secretary of Dragon Jade since August 2008 and as Secretary of KASH since inception on October 1, 2003. She is responsible for the administrative work of the Company. Before joining KASH, she had worked as Administrative Officer and Executive Secretary with a number of private and public enterprises like the Hong Kong Jockey Club, ZMGI Corporation and ABC Communications Ltd. in Hong Kong.

There is no family relationship between any of the directors and officers of Dragon Jade or KASH.

B. Compensation.
None of our officers and directors received any compensation from Dragon Jade.  However, all of our officers and directors are entitled to receive compensation from KASH for services rendered to KASH.

Mr. WONG as President of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2009.

Mr. HUNG joined KASH as Vice President in March 2008 and did not receive any compensation or benefits during the fiscal year ended March 31, 2009.

Ms. KOU as Chief Financial Officer of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2009.

Ms. LAM as Secretary of Kash did not receive any compensation or benefits during the fiscal year ended March 31, 2009.

No amounts were set aside or accrued by KASH to provide pension, retirement or similar benefits to senior management.

C.  Board Practices.
The current terms of office of the directors expire at the next annual meeting and when their successors are elected and qualified.

There currently is no formal agreement in place as to compensation to be paid to the executive officers who also serve as directors. Each executive officer / director has other employment, and performs services to the Company on an as-needed basis. The Company has not accrued salary to these executives, issued shares as compensation, issued stock options or warrants or recorded contributed capital for the services rendered by these executives and no employment agreements exist. The Company is not aware of any accounting pronouncement that requires the compensation of executive officer / directors (other than for certain non-profit organizations) who perform executive services on an as-needed basis.

We currently do not have an audit committee or a remuneration committee, but intend to authorize such committees, adopt their policies and procedures and appoint their members, no later than the fiscal year ending March 31, 2010.

D.  Employees.
We had 4 employees at the end of the last fiscal year ended March 31, 2008, all of whom were members of senior management, and an average of  3 employees during the past three fiscal years, all of whom were members of senior management.  Each of the members of senior management devotes approximately 20-40 hours per week of his/her time to the business of KASH and Dragon Jade, on an “as needed” basis..

E.  Share Ownership.
The shares of Dragon Jade are beneficially owned by WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Limited, who are in a position to “control” Dragon Jade by virtue of their shareholdings and positions. The following table sets forth, as of March 31, 2009, the beneficial ownership of shares of the common stock of Dragon Jade beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of common stock and (2) each of the members of senior management identified in Item 6.B., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

	Number of	Percent of
Name	Shares	Shares (%)
WONG Ka Ming	10,500,000	34.5
HUNG Kwok Wing	10,500,000	34.5
KOU Yue	-0-	-0-
LAM Lai Sheung	-0-	-0-
Metrolink Holdings Ltd.*	9,000,000	29.5

*Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2009, our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 10,500,000 shares of Dragon Jade common stock, or 34.5%, 10,500,000 shares or 34.5% and 9,000,000 shares or 29.5%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of  HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on _November 26, 2008 for no (-0-) consideration. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

None of our 30,410,000 of issued and outstanding shares of common stock as of March 31, 2009 is held by persons in the United States.  Of the issued and outstanding shares, 30,410,000, or 100%, are held by 44 holders of record in Hong Kong. We are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our major shareholders do not have different voting rights.

B.  Related Party Transactions.  Since April 1, 2005, there has been no related party transaction except (1) the total of $115,654, due to directors (Mr. WONG $ 34,969.20 , Mr. HUNG $ 34,969.20 and Metrolink Holdings Ltd $46,261.60) for funds advanced to the KASH, which amount has no due date or maturity date and does not bear any interest, and (2) our purchase of all KASH shares from our major shareholders for HK$3.  We expect repayment of the $115,654 to  occur on or before August 28, 2009, at the sole discretion of Messrs. WONG and HUNG. (Related party transactions are transactions or loans between Dragon Jade and:  (a) enterprises directly or indirectly controlled by the company; or (b) associates of our major shareholders; or  (c) our major shareholders ;or (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

Subsequent to the closing of the interim period ended November 30, 2008, on January 16, 2009, we issued a total of 30,000,000 shares of common stock to the original shareholders of KASH pursuant to a supplementary agreement dated August 28, 2008 regarding the acquisition of KASH by Dragon Jade. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. were issued and hold 10,500,000 shares, 10,500,000 shares and 9,000,000 shares, respectively.  Worldwide Gateway Co. Ltd., one of the original shareholders of KASH, had assigned its interest in Dragon Jade to Metrolink.

KASH has a private placement of 410,000 shares to 41 individual unrelated parties in Hong Kong at consideration of US$0.01 per share, total US$41,000. All subscription money was banked in the bank account of Asset Intelligence Ltd.; Mr. WONG is the director of Asset Intelligence Ltd. All the operation expenses of Dragon Jade were paid through the bank account of Asset Intelligence, which includes the incorporation cost of Dragon Jade and legal fees; therefore the net balance due from Asset Intelligence was US$27,447.  Dragon Jade’s utilization of the bank account of Asset Intelligence, Ltd. provided no benefit to Asset Intelligence.

C.  Interests of experts and counsel.  No counsel or accountant for the company has been employed on a contingent basis or owns shares in the company or in KASH.

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement:

Dragon Jade International Ltd.
Consolidated Balance Sheet (unaudited) as of November 30, 2007 and 2008
Consolidated Statements of Income (Loss) (unaudited) for the interim periods ended November 30, 2007 and 2008
Consolidated Statements of Retained Earnings (Deficit) (unaudited) for the interim period ended November 30, 2008
Consolidated Statements of Cash Flows (unaudited) for the interim period ended November 30, 2008
Notes to Consolidated Financial Statements

Kash Strategic Limited
Report of Independent Public Accountant
Consolidated Balance Sheets as of March 31, 2008
Consolidated Statements of Income (Loss) for the fiscal years ended March 31, 2006, 2007 and 2008

Consolidated Statements of Retained Earnings (Deficit) for the fiscal years ended March 31, 2006, 2007 and 2008
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2006, 2007 and 2008
Notes to Consolidated Financial Statements

B. Significant Changes. KASH has capitalized loan of $115,654 from our directors and Dragon Jade has acquired 100% interest in KASH since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and listing details.

We are not offering any securities.

There is no established or liquid trading market for shares of our common stock. Upon effectiveness of this registration statement, we intend to apply for listing of our shares on Nasdaq or the OTC Bulletin Board, but there can be no assurance that our shares will qualify for listing. If we do not satisfy all the applicable requirements for listing, we expect that our shares may be quoted and traded from time to time on the Pink Sheets. Such quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

The initial bid and asked prices submitted for quotation by the sponsoring broker-dealer will be determined arbitrarily by negotiation between that broker-dealer and us and may not necessarily bear any relationship to our asset value, earnings, financial condition or other established criteria of value; such prices will be subject to change as a result of market conditions and other factors.

The transfer agent for our shares is American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, NY 10038.

B. Plan of distribution. Not applicable.

C. Markets.

Upon effectiveness of this registration statement, we intend to seek admission to Nasdaq or the OTC Bulletin Board for quotation and trading, but there is no assurance that our application will be approved. See Item 9A, above.

D. Selling shareholders. Not applicable.

E. Dilution. Not applicable.

F. Expenses of the issue. Not applicable.

Item 10.  Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 no par value of a single class.  As of January 30, 2009, 30,410,000 of our authorized shares were issued and outstanding.  Pursuant to Section 7 of our Memorandum of Association, holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any dividend paid by the company and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the company..  Holders of common stock do not have preemptive rights to purchase additional shares or other subscription rights.  The common stock carries no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of common stock are entitled to share equally in dividends from legally available sources as determined by the board of directors.  Upon dissolution or liquidation of the company, whether voluntary or involuntary, holders of common stock are entitled to receive assets of the company available for distribution to shareholders.

Since January 16, 2009, we issued 30,000,000 shares of our common stock to the three shareholders of KASH to acquire 100% of the issued and outstanding shares of KASH.  See Item 6E.

There were no changes in voting rights involved in this transaction.

B.  Memorandum and articles of association.

(1)  The Company was incorporated under the Territory of the British Virgin Islands BVI Business Companies Act 2004, on April 14, 2008.  Section 5.1 of the Memorandum of Association provides that the Company has full capacity to carry on or undertake any business or activity, do any act and enter into any transaction.

(2)  Section 8 of the Articles of Association provides that the minimum number of directors shall be one; there is no maximum number of directors.  There are no limitations or restrictions on the borrowing power of directors; there are no age limit requirements and no shareholding requirements.
Section 13 of the Articles of Association, concerning conflicts of interest, provides that a director shall disclose that he is interested in a transaction entered into or to be entered into by the Company and that such director may vote on a matter relating to the transaction, attend a meeting of directors relating to the transaction, and sign a document on behalf of the Company or do anything in his capacity as a director that relates to the transaction.

(3)  Section 18 of the Articles of Association provides that directors may authorize a distribution by way of dividend at any time if they are satisfied that immediately after the distribution the value of the Company’s assets will exceed its liabilities and that the Company will be able to pay its debts as they fall due.  Section 7 of the Memorandum of Association provides that each share of common stock is entitled: to one vote at a meeting of shareholders or on any resolution of shareholders; to share equally in any dividend paid by the Company; and to share equally in the distribution of any surplus assets of the Company on its liquidation.  There are no pre-emptive rights.

(4)  Section 8 of the Articles of Association provides that the rights of shareholders may be varied with the consent in writing, or by resolution passed at a meeting, by holders of more than 50% of the issued shares.

(5)  Section 7 of the Articles of Association provides that any director may convene meetings of shareholders and that shareholders entitled to exercise 30% or more of the voting rights may request directors in writing to convene a meeting of shareholders.

(6)  There are no limitations or restrictions on the rights of non-resident or foreign shareholders to own shares or to hold or exercise voting rights.

(7)  There are no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company.

(8)  There are no provisions governing the threshold above which shareholder ownership must be disclosed.

C.  Material contracts.  There have been no material contracts since inception of Jade Dragon.

D.  Exchange controls.  Neither the British Virgin Islands nor Hong Kong has any system of exchange controls and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company’s securities.

E.  Taxation.  Shareholders will not be subject to taxation, including withholding provisions, in the British Virgin Islands of in Hong Kong.  The Company assumes no responsibility for the withholding of any tax upon the payment of dividends and there is no tax treaty between the British Virgin Islands and the United States regarding such withholding.

The Company will be subject to applicable taxes in Hong Kong, but shareholders will exempt.

There is no tax treaty between the United States and Hong Kong.

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our common shares to a person subject to United States federal income taxation generally will be treated as foreign source dividend income to such person.  Gain or loss from the sale of our shares generally will be subject to federal income taxation at a maximum federal income tax rate of 15% if the shares were held for more than 12 months or as ordinary income if held for less than 12 months.

G.  Statement by experts.  The auditors of the Company are Gruber & Company, LLC of 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367.  The financial statements included as part of this registration statement have been included herein in reliance upon the authority of such auditors as experts in accounting and auditing.

H.  Documents on display.  Item 19 sets forth a list of exhibits that are filed as part of this registration statement; that list is incorporated herein by reference.

I.  Subsidiary information.  Information concerning KASH, our only subsidiary, is included throughout this registration statement; KASH’s financial statements also are included.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We have not entered into market risk sensitive instruments for any purpose.

Item 12.  Description of Securities Other than Equity Securities.

None/Not applicable.

PART II

This is a registration statement filed under the Exchange Act on this Form that includes the information specified in Part I and Part III only.  See General Instruction E(a) to Form 20-F.

Part III

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 17.    Reserved

Item 18.    Financial Statements

The financial statements and other financial information included in this registration statement are listed in Item 8, above, and are incorporated herein by reference.

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this registration statement and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association

2	Specimen Common Stock Certificate

4.1*	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2*	August 28, 2008 Agreement supplementing August 25 Agreement

8	Subsidiaries

15*	Consent of Auditors

* Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, April 27, 2009	By:	/s/
Yue Kou, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
For the eight months ended
November 30, 2008
(Unaudited)
(Stated in US dollars)

DRAGON JADE INTERNATIONAL LIMITED

INDEX TO CONOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations	F-3

Consolidated Statements of Changes in Stockholders’ Deficit	F-5

Consolidated Statements of Cash Flows	F-4

Notes to Consolidated Financial Statements	F-6-F-11

DRAGON JADE INITERNATIONAL LIMITED
Consolidated Balance Sheets

(Unaudited)
November 30,
2008
Assets
Current assets
Cash and Bank Deposits	$62,605
Amount due from Related Company	27,447
Deposit & Other receivable	3,100
Total current assets	93,152

Plant, machinery and equipment, net	50

Total assets	93,202

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0
Amount due to Directors	0
Accruals & Other payable	1
Total current liabilities	1

Stockholders' equity
Common stock, 100,000,000 shares authorized and 410,000 shares issued at no par value	105,609
Retained earnings	(12,412)
Other Comprehensive Income	4
Total stockholders' equity	93,201

Total liabilities and stockholders' equity	$93,202

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statement of Operations and Comprehensive Loss

	(Unaudited)
	For the eight months ended
	November 30,
	2008	2007

Revenue	$10,277	$11,973

Expenses
Selling, general and administrative	(22,788)	(32,728)

Income/(loss) from operations	(12,511)	(20,755)

Other income	0	72
Interest income	99	1,268
Total other income	99	1,340

Loss from operations	(12,412)	(19,415)

Income tax	0	0

Net loss	$(12,412)	$(19,415)

Loss per share	$(0.030)	$(0.166)

Weighted average common shares outstanding	410,000	117,263

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows

	(Unaudited)
	For the eight months period ended
	November 30,
	2008	2007
Cash flows from operating activities
Net loss	$(12,412)	$(19,415)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	41	2,450
Changes in assets and liabilities:
Deposits and other receivables – Related	(27,447)	(7,302)
Deposits and other receivables – Third	(3,092)	8,249
Accounts payables	(10,280)	(7,388)
Accrued liabilities and other payables-Third	(2,313)	(334)
Net cash (used in)/provided by operating activities	(55,503)	(23,740)

Cash flow from investing activities
Acquisition of a subsidiary	(2,359)	0
Net cash (used in) investing activities	(2,359)	0

Cash flow from financing activities
Cash for private placement	41,000	0
Net cash provided by financing activities	41,000	0

Cumulative Translation Adjustment	4	(2,449)

Cash and cash equivalents:
Net (decrease) increase	(16,858)	(26,189)
Balance at beginning of period	79,463	90,702
Balance at end of period	62,605	64,513

Supplemental cash flow information:
Cash paid for income taxes	0	0
Cash paid for interest	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$115,974	0

See accompanying notes to financial statements

DRAGON JADE INTERNATIONAL LIMITED
Conolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Eight Months Ended November 30, 2008 (Unaudited) and Year Ended March 31, 2008

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2006	10,000	$1,289	$(14,398)	$5,247	$(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Cumulative translation adjustment	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	10,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Cumulative translation adjustment	—	—	—	(121)	(121)

Balance, March 31, 2008	10,000	1,289	(52,653)	2,679	(48,685)

Allotment of shares	900,000	115,974	—	—	115,974

Effects of reverse merger with Kash of a subsidiary	(910,000)	(52,654)	52,653	1	0

Issuance of shares to founder shareholder	10,000	1,000	—	—	1,000

Issuance of shares for private placement	400,000	40,000	—	—	40,000

Net loss for the period	—	—	(12,412)	—	(12,412)

Cumulative translation adjustment	—	—	—	(2,676)	(2,676)

Balance, November 30, 2008	410,000	$105,609	$(12,412)	$4	$93,201

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding. On November 5, 2008, all outstanding shares of Kash Strategic Limited were transferred to the Company at consideration of HK$3. Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of November 30, 2008 was as follows:

Name	Place of Registration	Percentage of equity interest attributable to the Group	Principal Activity
Kash Strategic Ltd. (“KSD”)*	HK	100%	Provide corporate consultancy and advisory service

*	KSD was incorporated on October 31, 2003 in Hong Kong. It is subsidiary of the Company and it consolidated into the Company’s financial statements.

2. Summary of Significant Accounting Policies

(a) Basis of Consideration
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiary.  All significant inter-company accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates
In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of November 30, 2008 and 2007, the Company did not have any cash equivalents.

(d) Plant and Equipment
Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less.  Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Furniture and fittings	4 years
Computer equipment	4 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) Impairment of Assets
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of November 30, 2008 and 2007, no impairment loss has been recognized.

(f) Income Taxes
Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes.  Any tax paid by subsidiaries during the year is recorded.  Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

(g) Revenue Recognition
Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably.

The Company recognized revenue when services are provided or in proportion basis according as terms of contracts applicable.

(h) Foreign Currency Transactions
The consolidated financial statements of the Company are presented in United States Dollars (“US$”).  Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date.  All transaction differences are recorded in the income statement.

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with SFAS No. 52, "Foreign Currency Translation".  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

November 30, 2008
Balance sheet	US$0.12886 to HK$1.00
Statement of income and comprehensive income	US$0.12846 to HK$1.00

(i) Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet.  The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j) Earnings/(Losses) Per Share
Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(k) Accumulated Other Comprehensive Income
The Company follows the Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

(l) Stock-Based Compensation
In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options.

Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method.

The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

(m) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The Statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after March 31, 2009 , or the Company’s fiscal year ending September 30, 2009.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and is effective for fiscal years beginning after November 15, 2007.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” and is effective for fiscal years beginning after December 5, 2008.  This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”.  SFAS 141 (Revised) is effective for fiscal years beginning after December 13, 2008.  This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  We currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements which are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  The Company does not expect the adoption of SFAS No. 162 to have a material impact on its financial statements.

3. Reverse Merger

On August 25, 2008, the Company signed an agreement with Mr. Wong Ka Ming, Mr. Hung Kwok Wing and the representative of Worldwide Gateway Co., Ltd, the former shareholders of KSD, that the Company acquire 100% shareholding of KSD at consideration of HK$3. Attached Agreement August 25, 2008 and August 28, 2009 agreements.

On November 5, 2008, all outstanding shares of KSD were transferred to the Company, KSD thereby became the Company’s wholly owned subsidiary.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Income Taxes

BRITISH VIRGIN ISLANDS

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG

No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the period.

5.	Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

6.	Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2008	2007

Cash at Bank	$62,219	$62,445
Cash on Hand	386	2,068
Total	$62,605	$64,513

7.	Related Party Transactions

As of November 30, 2008, the Group has the following balance with related party:-

The balance due from related party is the amount received on behalf of the Company of $1,000 from the founder shareholder and $40,000 for the private placement by issuing 400,000 shares of common stock of the Company at $0.1 each to un-related third parties and the payment of various professional fee paid for the Company for the listing exercise of $13,553. The balance due is non-interest bearing.

Amount due from related party - US$27,447:

A private placement of issuance of 410,000 shares to 41 individual unrelated parties at consideration of US$0.01 per share, total US$41,000. All subscription money was banked in the bank account of Asset Intelligence Ltd,;Mr. WONG is the director of Asset Intelligence Ltd. All the operation expenses of Dragon Jade were paid through the bank account of Asset Intelligence, which include the incorporation cost of Dragon Jade and the legal fees;, therefore the net balance due from Asset Intelligence was US$27,447.

8.	Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region.  Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could not disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Commitments and Contingencies

As of November 30, 2008 and 2007, the company did not have any contingent liabilities.

10.	Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $12,412 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.

11.	Subsequent Events

Subsequent to the closing of the interim period ended November 30, 2008, Dragon Jade had issued a total of 30,000,000 shares of the company's common stock on January 16, 2009 to the original shareholders of KASH per a supplementary agreement dated August 28, 2008 regarding the acquisition of KASH by Dragon Jade. As a result, Mr. Ka Ming Wong, Mr. Kwok wing Hung and Metrolink Holdings Ltd. respectively holds 10,500,000 shares, 10,500,000 shares and 9,000,000 shares of the company's common stock. Worldwide Gateway Co. Ltd., one of the original shareholders of KASH, had assigned its interest in Drgaon Jade to Metrolink.

KASH STRATEGIC LIMITED
FINANCIAL STATEMENTS

March 31, 2008, 2007 And 2006
Together With Report Of
Independent Registered Public Accounting Firm

KASH STRATEGIC LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-14

Balance Sheets	F-15

Statements of Operations	F-16

Statements of Changes in Stockholders’ Deficit	F-18

Statements of Cash Flows	F-17

Notes to Financial Statements	F-18-F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
  Kash Strategic Limited

We have audited the accompanying balance sheets of Kash Strategic Limited as of March 31, 2008, 2007 and 2006 and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2008. Kash Strategic Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kash Strategic Limited as of March 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plan in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC
Lake Saint Louis, Missouri
September 16, 2008

KASH STRATEGIC LIMITED
Balance Sheets
March 31, 2008, 2007 and 2006

	2008	2007	2006
Assets
Current assets
Cash and Bank Deposits	$79,463	$90,702	$130,639
Amount due from Related Company	0	5,966	8,580
Deposit & Other receivable	8	8,257	7,015
Total current assets	79,471	104,925	146,234

Plant, machinery and equipment, net	91	3,754	8,432

Total assets	79,562	108,679	154,666

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	10,280	17,661	45,106
Amount due to Directors	115,654	115,182	0
Accruals & Other payable	2,313	1,490	117,422
Total current liabilities	128,247	134,333	162,528

Stockholders' equity
Share Capital	1,289	1,289	1,289
Retained earnings	(52,653)	(29,743)	(14,398)
Other Comprehenvsive Income	2,679	2,800	5,247
Total stockholders' equity	(48,685)	(25,654)	(7,862)

Total liabilities and stockholders' equity	$79,562	$108,679	$154,666

See accompanying notes to consolidated financial statements

KASH STRATEGIC LIMITED
Statement of Operations
For the Years ended March 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue	$11,995	$221,069	$377,497

Cost of revenue	0	(142,049)	(304,832)

Gross profit	11,995	79,020	72,665

Expenses
Selling, general and administrative	(36,556)	(105,150)	(78,843)

Income/(loss) from operations	(24,561)	(26,130)	(6,178)

Other income	100	7,424	0
Interest income	1,551	3,361	2,648
Total other income	1,651	10,785	2,648

Income/(loss) from operations	(22,910)	(15,345)	(3,530)

Income tax	0	0	0

Net income/(loss)	$(22,910)	$(15,345)	$(3,530)

Loss per share	2.29	1.53	0.35

Weighted average common shares outstanding	10,000	10,000	10,000

See accompanying notes to consolidated financial statements

KASH STRATEGIC LIMITED
Statements of Cash Flows

	For year ended	For year ended	For year ended
	March 31,	March 31,	March 31,
	2008	2007	2006
Cash flows from operating activities
Net profit/(loss)	$(22,910)	$(15,345)	(3,530)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	3,678	3,668	4,019
Loss on disposal of fixed asset	0	1,002	0
Changes in assets and liabilities:
Accounts receivables	0	0	2,422
Deposits and other receivables - Related	5,967	2,613	(7,046)
Deposits and other receivables - Third	8,250	(1,243)	0
Accounts payables	(7,383)	(27,445)	45,104
Accrued liabilities and other payables-Third	823	(115,932)	(6,748)
Net cash (used in)/provided by operating activities	(11,575)	(152,682)	34,221

Cash flow from investing activities
Acquisition of assets	0	10	(1,571)
Net cash (used in) investing activities	0	10	(1,571)

Cash flow from financing activities
Cash advanced from directors	458	115,182	0
Net cash (used in) financing activities	458	115,182	0

Cumulative Translation Adjustment	(122)	(2,447)	5,251

Cash and cash equivalents:
Net (decrease) increase	(11,239)	(39,937)	37,901
Balance at beginning of period	90,702	130,639	92,738
Balance at end of period	79,463	90,702	130,639

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

See accompanying notes to financial statements

KASH STRATEGIC LIMITED
Statements of Changes in Stockholders' Deficit
For the Years Ended March 31, 2008, 2007 and 2006

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Deficit

Balance, April 1, 2005	10,000	$1,289	$(10,868)	$—	$(9,579)

Net loss for the year	—	—	(3,530)	5,247	1,717

Balance, March 31, 2006	10,000	1,289	(14,398)	5,247	(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Cumulative translation adjustment	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	10,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Cumulative translation adjustment	—	—	—	(121)	(121)

Balance, March 31, 2008	10,000	$1,289	$(52,653)	$2,679	$(48,685)

See accompanying notes to consolidated financial statements

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

1. The Company

Kash Strategic Limited (the “Company”) was incorporated on October 31, 2003 in Hong Kong. The principal activity of the Company is the provision of corporate consultancy and advisory service.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Use of Estimates
In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2006, 2007 and 2008, the Company did not have any cash equivalents.

(d) Plant and Equipment
Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less.  Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Furniture and fittings	4 years
Computer equipment	4 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

(e) Impairment of Assets
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of March 31, 2006, 2007 and 2008, no impairment loss has been recognized.

(f) Income Taxes
The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes".  Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Revenue Recognition
Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably.

The Company recognized revenue when services are provided or in proportion basis according as terms of contracts applicable.

(h) Foreign Currency Transactions
The Company’s functional currency is Hong Kong (“HKD”) and its reporting currency is U.S. dollars. The Company’s balance sheet accounts are translated into U.S. dollars at the year-end exchange rates and all revenue and expenses are translated into U.S. dollars at the average exchange rates prevailing during the periods in which these items arise.  Translation gains and losses are deferred and accumulated as a component of other comprehensive income in stockholders’ equity.  Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

(i) Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet.  The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

(j) Earnings/(Losses) Per Share
Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(k) Accumulated Other Comprehensive Income
Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments.

(l) Stock-Based Compensation
In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options.

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method.

The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

(m) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The Statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after  March 31, 2009 , or the Company’s fiscal year ending September 30, 2009.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and is effective for fiscal years beginning after November 15, 2007.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” and is effective for fiscal years beginning after December 5, 2008.  This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”.  SFAS 141 (Revised) is effective for fiscal years beginning after December 13, 2008.  This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  We currently assessing the impact the adoption of this pronouncement will have on our financial statements.

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements which are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  The Company does not expect the adoption of SFAS No. 162 to have a material impact on its financial statements.

3. Plant and Equipment, net

	March 31,
	2008	2007	2006
	US$	US$	US$
Cost
Furniture and Fittings	14,711	14,653	14,634
Computer Equipment	-	-	1,443
	14,711	14,653	16,077
Accumulated depreciation
Furniture and Fittings	14,620	10,899	7,285
Computer Equipment	-	-	361
	14,620	10,899	7,646
Carrying value
Furniture and Fittings	91	3,754	7,349
Computer Equipment	-	-	1,082
	91	3,754	8,431

Depreciation expense for the years ended March 31, 2006, 2007 and 2008 were approximately $4,000, $3,600 and $3,600 respectively.

4.    Income Taxes

The Company is subject to Hong Kong Income Tax on an entity basis on income arising in, or derived from, the tax jurisdiction in which they operated.  Pursuant to the Hong Kong Income Tax Laws, the prevailing statutory rate of enterprise income tax for fiscal year ended 2006, 2007 and 2008 are 17.5%. Hong Kong profits tax has not been provided as the Company did not generate assessable profits in Hong Kong during the fiscal year ended 2006, 2007 and 2008. The tax losses could be carried forward to set off future taxable income.

5.    Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

6.    Related Party Transactions

As of March 31, 2006, 2007 and 2008, the Company has the following balance with related party.

(a)	Kash Promotion Limited. (“Kash Promotion”) with common directors and have controlling interest in the Company.

	March 31,
	2008	2007	2006
	US$	US$	US$

Kash Promotion	-	5,966	8,580

	-	5,966	8,580

(a)
The balance due represent the amount received after bad debt written off due to the related company being deregistered in July 2007. The balance due is unsecured, has no stated terms of repayment and is not interest bearing.

7.    Commitments and Contingencies

As of March 31, 2006, 2007 and 2008, the company did not have any contingent liabilities.

8.    Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company had a working capital deficit of $48,685 at March 31, 2008 and a retained earnings deficit of $52,653. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.