Form 20-F
period 2009-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2009-10-01
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _______________ to _____________

Commission File Number 0-53593

Dragon Jade International Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 1503, The Phoenix, 21-25 Luard Road, Hong Kong SAR, China

(Address of principal executive offices)

WONG Ka Ming
Tel: 852 – 2527 8368    Fax: 852 – 2527 0612
Suite 1503, The Phoenix, 21-25 Luard Road, Hong Kong SAR, China

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required t file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If   “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐       Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☒ No

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Our directors and senior management are:

WONG Ka Ming has served as President and a director of Dragon Jade International Ltd. since August 2008 and as President and a director of KASH Strategic Ltd. since inception on October 31, 2003.

HUNG Kwok Wing (“Sonny”) has served as a director of Dragon Jade since August 2008 and Vice President of KASH since March 2008.

KOU Yue (“Ivory”) has served as Chief Financial Officer of Dragon Jade since August 2008 and Chief Financial Officer of KASH since February 2006.

LAM Lai Sheung (“Christine”) has served as Secretary of Dragon Jade since August 2008 and Secretary of KASH since inception on October 31, 2003.

The business address of all our directors and senior management is Suite 1503, The Phoenix, 21-25 Luard Road, Hong Kong SAR, China.

Our principal bankers are:

Fubon Bank (Hong Kong) Ltd., Shop 31L, Shatin Center, 2-16 Wang Pok Street, Shatin, Hong Kong

Our auditors .are: Gruber & Company, LLC, 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367.  Our auditors adhere to the Quality Control Standards established by the Public Company Oversight Accounting Board (PCAOB) of the Securities and Exchange Commission and the Private Companies Practice Section of the American Institute of Certified Public Accountants (AICPA), AICPA Center for Audit Quality.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data:  Dragon Jade was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  Our only subsidiary, KASH Strategic Ltd. (“KASH”), incorporated in Hong Kong on October 31, 2003, had only limited operations until the fiscal year ended March 31, 2006.  Therefore, the following table presents selected financial data for the period from inception to March 31, 2005, for the three fiscal years ended March 31, 2008 and for the interim period ended November 30, 2007 (unaudited) for KASH and selected financial data for the fiscal year ended March 31 2009 and for the interim period ended November 30 2008 (unaudited) for Dragon Jade:

	From October 31, 2003 (Date					(Unaudited)
	of Inception) to March 31,		Mar-31			Nov-30
US$	2005	2006	2007	2008	2009	2007	2008

Net Sales or operating revenues	$83,856	$377,497	$221,069	$11,995	$10,292	$11,973	$10,277

Income (loss) from Operations	$(11,121)	$(6,178)	$(26,130)	$(24,561)	$(21,038)	$(20,755)	$(12,511)

Net income (loss)	$(10,867)	$(3,530)	$(15,345)	$(22,910)	$(20,911)	$(19,415)	$(12,412)

Net income (loss) per share	$(1.09)	$(0.35)	$(1.53)	$(2.29)	(0.001)	$(1.94)	$(0.03)

Total assets	$114,011	$154,666	$108,679	$79,562	$84,829	$79,105	$93,202

Net assets	$(9,578)	$(7,862)	$(25,654)	$(48,685)	$84,829	$(47,892)	$93,201

Capital Stock (1)	$1,289	$1,289	$1,289	$1,289	158,263	$1,289	$158,263

Number of shares (2)	10,000	10,000	10,000	10,000	30,410,000	10,000	410,000

Dividends per share	—	—	—	—	—	—	—

(1) Excluding long term debt and redeemable preferred stock.
(2) Adjusted to reflect changes in capital.

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars (“US$”), except where otherwise indicated. The following tables present, in Hong Kong dollars (“HK$”), the exchange rates for US$1.00, based on the noon buying rate in New York City for cable transfers in HK$, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for each of the years ended March31, 2004, 2005, 2006, 2007 and 2008. On December 31, 2008, the Noon Buying Rate was US$1.00 equals HK$7.7499.

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

Our business is difficult to evaluate because of our limited operating history.  We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 31, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $12,412 since inception and KASH had a working capital deficit of $48,685 at March 31, 2008  and a retained earnings deficit of $52,653, and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

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

Our operating results may fluctuate.  Our operating results are dependent on a number of factors, many of which are outside our control, including (i) the general economic conditions in China and the world, (ii) the competition in the market place, (iii) our ability to obtain necessary additional financing to maintain a continuous operation. Since the inception of our subsidiary in October 2003, there have been fluctuations in our operating results, and there is no guarantee this trend will not continue.

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

Regulation of offshore loans and direct investment by foreign entities in China may delay or prevent us  from receiving loans or capital contributions from foreign entities for our operations in China and could materially and adversely affect our liquidity, operations and ability to fund and expand our business. Any loans or direct capital contributions by foreign entities to us are subject to Chinese regulations and approvals.  Such loans and direct investments cannot exceed statutory limits and must be registered with the Chinese State Administration of Foreign Exchange or its local counterpart; capital contributions by foreign entities must be approved by the Chinese Ministry of Commerce or its local counterpart.  If we were to fail to get these required approvals, our ability to use any the proceeds of any loans or direct investments from foreign entities, including those in the United States, could be negatively affected and our liquidity, operations and ability to fund and expand our business could be adversely and materially affected.  KASH, which does business in China, is a Hong Kong company and funding in the form of loans or capital does not need approval of the Chinese authorities.

Risks Related to Our Common Stock
There is no established or liquid trading market for shares of our common stock. Although we intend to apply for listing of our shares on Nasdaq or quotation of our shares on the OTC Bulletin Board (“OTCBB”) after effectiveness of this registration statement, there can be no assurance that our shares will qualify for either Nasdaq or the OTCBB.  If we do not satisfy all the applicable requirements of either Nasdaq or the OTCBB,, we expect that our shares may be quoted and traded from time to time on the Pink Sheets.  Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

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

We have not paid and do not intend to pay cash or other dividends on our common stock.  We have not paid any cash or stock dividends on our common stock since inception and do not anticipate paying any dividends in the future.  Rather, we expect that any earnings will be used in our operations and to finance the expansion of our business.   Shareholders and investors in our company would not be receiving any cash or other dividends in the future and are advised to take this into consideration before making their investment decisions.

Other Risks

Enforcement of certain civil liabilities.  We are a British Virgin Islands corporation doing business outside the United States, in China.  KASH is a Hong Kong corporation doing business in China.  All of our officers and directors are residents of China and Hong Kong.  All of our assets and those of our officers and directors are located outside the United States, in China or Hong Kong.  Under these circumstances, shareholders and investors may not be able to effect service of process within the United States upon such foreign persons and may not be able to enforce against such persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States; moreover, it is unlikely that foreign courts would enforce, in original actions, liabilities against such foreign persons predicated solely upon the federal securities laws of the United States.  None of Dragon Jade, KASH or our officers and directors presently has agreed to accept service of process in the United States or to abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, but all would possibly consider doing so in the future based upon the facts and circumstances presented at that time.

Item 4.  Other Information

A. History and Development of the Company
Dragon Jade International Limited (“Dragon Jade,” “we,” “our” and similar terms) was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  When Dragon Jade was incorporated, its business plan was to engage in a merger or acquisition with a company with operations.   It is a holding  company with a 100% equity interest in KASH Strategic Ltd. (“KASH”).  Dragon Jade is not and does not intend to be an “investment company,” as that term is defined in the Investment Company Act of 1940, in that it is engaged and proposes to engage in business by and through KASH (and possibly other wholly owned or majority owned subsidiaries).  KASH is a limited company incorporated in Hong Kong. The original shareholders of KASH, which was engaged in the business of providing consulting services in the Greater China region, identified the business potential of providing such services to small-to-medium sized businesses in the Greater China region and determined that a public company potentially would have greater “presence” to attract business and greater access to the financing sources necessary to expand the business, by hiring additional personnel and by acquiring other additional resources; therefore, the original shareholders of KASH founded Dragon Jade, becoming the principal shareholders of Dragon Jade.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, in exchange for an aggregate of  30,000,000 Dragon Jade shares and HK$3.  See Item 7.   Apart from the holding in KASH, Dragon Jade does not have any other business.

KASH Strategic Ltd. was incorporated on October 31, 2003 in Hong Kong with limited liabilities. The original shareholders of KASH had identified the business potential in providing business consultancy services to small-to-medium sized enterprises in the Greater China region and therefore pooled their resources together and incorporated KASH to engage in such business. The senior management of KASH are experienced in the fields of investment banking, commercial banking, finance and investors relations. See Item 6 for a brief description of the business experience of senior management. Through the contacts of senior management, the company was able to secure customers from different industries and origins. Since inception, KASH has served clients from both Hong Kong and China, with businesses ranging from traditional manufacturing to industrial equipment to environmental engineering and high-tech smart card payment systems.

The principal executive offices of the companies are located at Suite 1503, The Phoenix, 21-25 Luard Road, Hong Kong SAR, China; the telephone number is 852-2527 8368.  There is no agent for service in the United States, WONG Ka Ming is the contact person for purposes of this Form 20-F registration statement.

B. Business Overview
Dragon Jade engages in the consulting business by and through KASH, which provides business consultancy services to its customers (without any limitation or restriction as to client size, industry or business). Most of our work involves general business consulting activities.  Our general business consultancy covers a wide range of services to be provided to our clients. KASH can assist clients to set up companies or businesses, introduce strategic partners, evaluate clients’ business model and make recommendations for improvement, formulate strategic and operational plans and increase media exposure. To set up a business in Greater China (particularly PRC) can involve a lot of complicated issues, e.g. lease agreements, foreign currency controls and other government regulations, employee contracts, valuations and audit. KASH intends to provide clients with such services that will help them save on the time that will otherwise be spent on incorporating their businesses.
The services typically begin with an analysis of the client’s business, with the findings and recommendations reported back to client in the form of a business plan. Depending on the agreed scope of work to be done, the company then assists the client to determine long-term goals and formulate strategic plans to achieve such goals. In addition, KASH may assist the client in the formulation and execution of the operational plans. When necessary or appropriate, KASH may also advise in the areas of capital formation and media and investor relations. At other times, we also advise on corporate restructuring, assist in building finance models and introduce strategic partners to our clients. KASH receives fees in exchange for its consultancy services. We charge our fees on a project basis and would assess the complexity and amount of work required for each project before proposing our fess to our clients. Our fees charged range from $10,000 to more than $100,000. Clients generally are solicited personally by members of senior management, through individual marketing efforts and personal presentations, and by referrals from past or present clients. Members of senior management also attend relevant trade fairs, seminars and conferences with the aim of prospecting new customers and securing the opportunities to present the Company’s services and to discuss with potential customers their needs for outside consulting services. The Company also seeks referrals from past or present clients, which we have found is by far the most effective means of getting to know more potential customers. There is considerable competition for new clients with other individuals and entities who/which offer similar consultancy services. Many of these competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer-standing relationships with our target customers. There are no governmental regulations specifically directed towards the general consultancy services KASH provides, although certain areas such as capital formation and foreign trade (importing and exporting), for example, are subject to general governmental regulation.

 Organizational Structure

D. Property, Plants and Equipment
Except for some furniture and fixtures and office equipment like computers and fax machines, neither Dragon Jade nor KASH has any other property or plants.  The principal executive offices (shared by both Dragon Jade and KASH) at Suite 1503, The Phoenix, 21-25 Luard Road, Hong Kong SAR. China, consisting of 680 square feet used for offices and conferences, are leased for $1,920 per month pursuant to a lease expiring on August 15, 2011 with renewal options.  Management considers the leased space adequate for its operational needs for the foreseeable future.

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

A.  Operating results.
Revenue for the fiscal year ended March 31 2009 decreased 14% to $10,292 from $11,995 for fiscal year 2008, while net loss decreased to $20,911 from $22,910 during the year. For the fiscal year ended March 31, 2007, we recorded revenue of $221,069, which was coming from the services we provided to one customer that we signed up during the previous fiscal year.. We signed up a client during the fiscal year ended March 31 2009 to provide general consulting services for a fee of $10,277, and the work was completed during the period concerned. The ongoing impact of the financial turmoil of the US since 2008 had made it more difficult for us to secure customers.

In view of the decrease in revenue, Management had made an effort to cut down on expenses and has succeeded in compressing selling, general and administrative expenses to $31,330 for fiscal year 2009, a decrease of 14.3% from $36,556 for fiscal year 2008. Such expenses of $36,556 for fiscal year 2008 was 65% lower than $105,150 for fiscal year 2007. Selling, general and administrative expenses in fiscal year 2006 of $78,843 were increased to $105,150 in fiscal 2007 but then were reduced to  $36,556 in fiscal year 2008. The fluctuation in the selling, general and administrative expenses for fiscal years 2006, 2007 and 2008 can be explained by the movements in a few of the major items making up the expenses. In fiscal year 2006, total salaries paid were $27,240, whereas those paid in fiscal year 2007 and fiscal year 2008 were $30,523 and $9,504 respectively. In fiscal year 2007, extensive traveling was required of the management to perform the services to the client, and such expenses came up to $29,558, which compares to $8,911 for fiscal year 2006 and $198 for fiscal year 2008. A bad debt of $2,554 was written off in fiscal year 2007, whereas no such write off was necessary for fiscal years 2006 and 2008. The reduction of selling, general and administrative expenses from $105,150 for fiscal year 2007 to $36,556 for fiscal year 2008 only had a minimal effect on the company’s ability to conduct business as its initial contacts with potential customers were mostly through emails, telephone conversations and faxes. Similarly, selling, general and administrative expenses of $32,728 during the eight months ended November 30, 2007 were reduced to $22,788 during the comparable interim period ending November 30, 2008. The decrease was mainly the result of a cut in salary expenses of $8,417. Decreases in other expenses like traveling, utilities and a one-off relocation fee made up the remaining portion of the differences in selling, general and administrative expenses for the two periods.

Fiscal year 2008 was a difficult one for the company. The decrease in revenue was a result of our not entering into any new consulting contracts.  Although there had been quite a number of referrals and initial contacts with potential clients, we did not sign any consultancy contract with any new client. The revenue recorded for the fiscal year 2008 was an extension of some extra work provided to an existing client, which was market research conducted pursuant to the project we performed for that client in 2007. Fiscal year 2009 continued to be a difficult one for the company as the situation did not have much improvement. Total revenue of $10,292 was recorded for the year.
The recent turmoil in the financial markets around the world has created rather serious problems for a large number of the small-to-medium sized companies in the region that are our prospective clients.  Although management expects to receive more enquiries from potential clients for the company’s services, it also anticipates that the conclusion of a final contract with a new client would still be difficult and that any new client will be putting up more effort in negotiating and bargaining the contract price.  These difficult circumstances continued in the fiscal year ended March 31, 2009 and we expect them to continue in future fiscal years.

Although the economy in China as well as most of the rest of the world has experienced considerable turmoil and uncertainty since 2007, our senior management nevertheless has determined to devote considerable efforts to marketing during calendar year 2009 in an attempt to generate new business. Management has participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in both China and Hong Kong in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers and other professional bodies like law firms and accounting firms with the aim of securing new clients through referrals.

B.  Liquidity and capital resources.

The lack of any substantial consultancy contracts since 2007 and the increased need for working capital in light of the decrease in income in 2008 have presented considerable problems for the company.  We need substantial additional capital to carry out our plan to grow and develop the business. Dragon Jade estimates its working capital needs for the next 12 months to be approximately $40,000; as of the date of filing of this registration statement, it has funds in excess of $40,000 (including cash in KASH’s bank account and proceeds from Dragon Jade’s private placement) to meet  such needs.

The original shareholders of KASH, Mr. Wong and Mr. Hung, directors of the company, had taken up the responsibility to see that the company has sufficient liquidity and possesses adequate capital resources to carry on its business.  Although they are not legally obligated to do so, it is expected that Mr. Wong and Mr. Hung will continue to provide liquidity from their individual resources as necessary. As substantial shareholders of the company, Mr. Wong and Mr. Hung are committed to the continuous operation of the registrant and have previously provided liquidity to the company; for example, $115,654, an amount due to directors for funds advanced to the company, was capitalized subsequent to March 31, 2008.  The amount due has no maturity date and does not bear any interest.  Imputed interest had been considered, but was not deemed required.  We also may consider making a private offering of securities to raise capital, although the circumstances for doing so have been unfavorable recently.

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

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

WONG Ka Ming, age 56, has served as President and a director of Dragon Jade since August 2008 and as President and a director of KASH since inception on October 31, 2003.  Prior thereto, from 2000 to 2001, Mr. Wong was a director of Man Sang Holding Inc., a publicly held company engaged in the purchasing, processing, assembling, merchandising, and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company in Hong Kong engaged in public and investors relations. In 2002, he was a director of Stanford Capital International Ltd., a private company in Hong Kong engaged in investor relations. From 1997 to 1999, Mr. Wong was a director of Regal Financial Services Ltd., a private company which specialized in investments and fund management in China.  Previously, for more than 10 years, he had served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.  Mr. Wong earned B.S. Sci. and M.B.A. degrees from the Chinese University of Hong Kong.

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

LAM Lai Sheung (“Christine”), age 56, has served as Secretary of Dragon Jade since August 2008 and as Secretary of KASH since inception on October 31, 2003. She is responsible for the administrative work of the Company. Before joining KASH, she had worked as Administrative Officer and Executive Secretary with a number of private and public enterprises like the Hong Kong Jockey Club, ZMGI Corporation and ABC Communications Ltd. in Hong Kong.

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

To decrease expenses and to build up the companies’ profits, the members of senior management (other than Ms. Lam, who received compensation of $9,500 for services as Secretary) have elected to forgo aggregate compensation valued at $57,500 for their services for the fiscal year ended March 31, 2008 (Mr. Wong, $30,000; Mr. Hung, $2,500; and Ms Kou, $25,000)    None of the members of senior management  receives any other form of remuneration, such as bonuses, stock awards, stock options.or perquisities such as country club memberships or automobiles.

No amounts were set aside or accrued by KASH to provide pension, retirement or similar benefits to senior management.

C.  Board Practices.

The current terms of office of the directors expire at the next annual meeting and when their successors are elected and qualified.

There currently is no formal agreement in place as to compensation to be paid to the executive officers who also serve as directors (Mr. Wong and Mr. Hung).  Each of such executive officers / directors has other employment, and renders services to the Company on an as-needed basis. The Company has not accrued salary to these persons,, issued shares as compensation, issued stock options or warrants or recorded contributed capital for the services rendered by them and no employment agreements exist. The Company is not aware of any accounting pronouncement that requires the compensation of executive officer / directors (other than for certain non-profit organizations) who perform executive services on an as-needed basis.

We currently do not have an audit committee or a remuneration committee, but intend to authorize such committees, adopt their policies and procedures and appoint their members, no later than the fiscal year ending March 31, 2010.

D.  Employees.

We had 4 employees at the end of the last fiscal year ended March 31, 2008, all of whom were members of senior management, and an average of  3 employees during the past three fiscal years, all of whom were members of senior management.  Each of the members of senior management devotes approximately 30 hours per week of his/her time to the business of KASH and Dragon Jade, on an “as needed” basis..

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

		Percent of
Name	Number of Shares	Shares (%)
WONG Ka Ming	10,500,000	34.5
HUNG Kwok Wing	10,500,000	34.5
KOU Yue	-0-	-0-
LAM Lai Sheung	_ _ _-0-	-0-
Metrolink Holdings Ltd.*	9,000,000	29.5

* Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2009, our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 10,500,000 shares of Dragon Jade common stock, or 34.5%, 10,500,000 shares or 34.5% and 9,000,000 shares or 29.5%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of  HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on November 26, 2008 for no (-0-) consideration. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

None of our 30,410,000 issued and outstanding shares of common stock as of March 31, 2009 is held by persons in the United States.  Of the issued and outstanding shares, 30,410,000, or 100%, are held by 44 holders of record in Hong Kong. We are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our major shareholders do not have different voting rights.

B.  Related Party Transactions.  Since April 1, 2005, there has been no related party transaction except (1) the total of $115,654 due Mr. WONG  $34,696 , Mr. HUNG $34,696 and Metrolink Holdings Ltd. $46,262 for funds advanced to the KASH, which amounts have no due date or maturity date and do not bear any interest, which was capitalized subsequent to March 31 2008  and (2) our purchase of all KASH shares from our major shareholders for HK$3. (Related party transactions are transactions or loans between Dragon Jade and:  (a) enterprises directly or indirectly controlled by the company; or (b) associates of our major shareholders; or  (c) our major shareholders ;or (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

Subsequent to the closing of the interim period ended November 30, 2008, on January 16, 2009, we issued a total of 30,000,000 Dragon Jade shares to the original shareholders of KASH pursuant to a supplementary agreement dated August 28, 2008 regarding the acquisition of KASH by Dragon Jade. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. were issued and hold 10,500,000 shares, 10,500,000 shares and 9,000,000 shares, respectively.  Worldwide Gateway Co. Ltd., one of the original shareholders of KASH, had assigned its interest in Dragon Jade to Metrolink.

Dragon Jade had sold 10,000 shares to Mr. Wong Yan Sang (unrelated to Mr. Wong Ka Ming), the founding shareholder, at consideration of $0.10 per share , a term the Company considered to be fair, or a total of $1,000 and had a private placement of 400,000 shares to 40 individual unrelated parties in Hong Kong at consideration of US$0.1 per share, or a total US$40,000. All subscription money was deposited to a bank account of Asset Intelligence Ltd.  because Dragon Jade had not yet opened any bank account at the time of the placement; Mr. WONG is the director of Asset Intelligence.  All the operation expenses of Dragon Jade have been paid through the bank account of Asset Intelligence, including the incorporation cost of Dragon Jade and legal fees; therefore the net balance due from Asset Intelligence is US$27,447. The amount is expected to be received from Asset Intelligence before December 31, 2009. The Company considers the terms of keeping the funds in the account of Asset Intelligence to be fair as there is no cost to the registrant and that Asset Intelligence receives no compensation for the use of the account.

C.  Interests of experts and counsel.  No counsel or accountant for the company has been employed on a contingent basis or owns shares in the company or in KASH.

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement, after “Signatures”:

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

Kash Strategic Ltd.
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

B.  Significant Changes. KASH has capitalized the loan of $115,654 from our directors and Dragon Jade has acquired 100% interest in KASH since the date of the annual financial statements.

Item 9.  The Offer and Listing

A.  Offer and listing details.

We are not offering any securities.

There is no established or liquid trading market for shares of our common stock. Upon effectiveness of this registration statement, we intend to apply for listing of our shares on Nasdaq or quotation of our shares on the OTC Bulletin Board (“OTCBB”). There are qualitative and quantitative requirements for listing of shares on Nasdaq and for eligibility of shares on the OTCBB and Dragon Jade presently does not satisfy such requirements and likely will not satisfy such requirements in the near future.  If we do not satisfy all the applicable requirements for either Nasdaq or the OTCBB, we expect that our shares may be quoted and traded from time to time on the Pink Sheets, which does not have such requirements; such market is less established, orderly and reliable than either Nasdaq or the OTCBB.  Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

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

Item 10.  Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 no par value of a single class.  As of January 30, 2009, 30,410,000 of our authorized shares were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any dividend paid by the company and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the company..  Holders of common stock do not have preemptive rights to purchase additional shares or other subscription rights.  The common stock carries no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of common stock are entitled to share equally in dividends from legally available sources as determined by the board of directors.  Upon dissolution or liquidation of the company, whether voluntary or involuntary, holders of common stock are entitled to receive assets of the company available for distribution to shareholders.

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

E.  Taxation.  Shareholders will not be subject to taxation, including withholding provisions, in the British Virgin Islands or in Hong Kong.  The Company assumes no responsibility for the withholding of any tax upon the payment of dividends and there is no tax treaty between the British Virgin Islands and the United States regarding such withholding.

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

Item 12.  Description of Securities Other than Equity Securities.

None/Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

There has not been a material default in the payment of principal or interest relating to our indebtedness.

We have not paid any dividends.

Item 14.    Material Modifications to the Rights Of  Security Holders And Use of Proceeds

The rights of the holders of our common stock has not been modified or qualified by any instrument defining such rights or by the issuance of any other securities.

Item 15.    Controls and Procedures

Based on their evaluation of the Company's controls and procedures completed on August 31, 2009, WONG Ka Ming, President and Chief Executive Officer, and KOU Yue, Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934) are adequate and effective in ensuring the accuracy and integrity of the information provided herein. There have not been any significant changes made in the Company's internal disclosure controls and procedures or in other factors that could significantly affect these controls nor have any corrective actions been taken with regard to any significant deficiencies or material weaknesses.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The framework used by management to evaluate the effectiveness of the company’s internal  control over financial reporting is in accordance with the guidance set forth in Release No. 34-55929.  Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting and concluded that such control is effective as of the end our most recent fiscal year, March 31, 2009.  Our auditors during the fiscal years ended March 31, 2008 and 2009, Gruber & Company, LLC, 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367, provided an attestation report on management’s assessment of the company’s internal control over financial reporting in this annual report.  There were no material changes in internal control over financial reporting in connection with management’s evaluation of the financial information in this annual report.

Item 15T.  Controls and Procedures

Not Applicable.

Item 16.  [Reserved]

Item 16A.  Audit committee financial expert

We do not have a separately-designated standing audit committee of the board of directors or a committee performing similar functions.  The entire board of directors act as the audit committee.  None of our directors is “independent,” as that term is defined in Section 15A(a) of the Securities Exchange Act of 1934, since all directors also are employees.  However, if business circumstances warrant expansion of the board of directors, consideration will be given to appointing an audit committee financial expert.

Item 16B.  Code of Ethics

We haven’t yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before December 31, 2010.

Item 16C.  Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended March 31, 2009 for professional services rendered by Gruber & Company, LLC, 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367, our principal accountant for the audit of our annual financial statements, were $0 for fiscal 2008 and $0 for fiscal 2009.

Audit-Related Fees:  Gruber & Company, LLC did not perform or bill for any audit-related services during the last two fiscal years.

Tax Fees:  Gruber & Company, LLC did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  Gruber & Company, LLC did not provide any products or other services during the last two fiscal years.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.  Purchase of Equity Securities by the Issuers and Affiliated Purchasers

None of our shares was purchased by us or an affiliated purchaser such as an officer or director during the last fiscal year.

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

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference from the same Exhibit Nos. in the registration statement on Form 20-F as amended:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association

2	Specimen Common Stock Certificate

4.1	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2	August 28, 2008 Agreement supplementing August 25 Agreement

8	Subsidiaries

15	Consent of Auditors

99	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, September 30, 2009	By:	/s/ Yue Kou
Yue Kou, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009
Together With Report Of
Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
  Dragon Jade International Limited

We have audited the accompanying balance sheets of Dragon Jade International Limited as of March 31, 2009, 2008, and 2007 and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2009. Dragon Jade International Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the  assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Jade International Limited as of March 31, 2009, 2008, and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plan in regard to these matters are also described in Note 11.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
September 25, 2009

DRAGON JADE INITERNATIONAL LIMITED
Consolidated Balance Sheets

	March 31,	March 31,	March 31,
	2009	2008	2007
Assets
Current assets
Cash and Bank Deposits	$62,341	$79,463	$90,702
Amount due from Related Company	22,450	0	5,966
Deposit & Other receivable	8	8	8,257
Total current assets	84,799	79,471	104,925

Plant, machinery and equipment, net	30	91	3,754

Total assets	84,829	79,562	108,679

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	10,280	17,661
Amount due to Directors	0	115,654	115,182
Accruals & Other payable	0	2,313	1,490
Total current liabilities	0	128,247	134,333

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 issued and outstanding at no par value	158,263	1,289	1,289
Retained earnings	(73,564)	(52,653)	(29,743)
Other Comprehensive Income	130	2,679	2,800
Total stockholders' equity	84,829	(48,685)	(25,654)

Total liabilities and stockholders' equity	$84,829	$79,562	$108,679

See accompanying notes to consolidated financial statements

DRGON JADE INTERNATIONAL LIMITED
Consolidated Statement of Operations and Comprehensive Loss
For the Years Ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue	$10,292	$11,995	$221,069

Cost of revenue	0	0	(142,049)

Gross profit	10,292	11,995	79,020

Expenses
Selling, general and administrative	(31,330)	(36,556)	(105,150)

Income/(loss) from operations	(21,038)	(24,561)	(26,130)

Other income	0	100	7,424
Interest income	127	1,551	3,361
Total other income	127	1,651	10,785

Loss from operations	(20,911)	(22,910)	(15,345)

Income tax	0	0	0

Net loss	(20,911)	(22,910)	(15,345)

Currency exchange loss	(2,549)	(121)	(2,447)

Comprehensive loss	$(23,460)	$(23,031)	$(17,792)

Net Loss per share	$(0.001)	$(0.001)	$(0.001)

Net Comprehensive Loss per share	$(0.001)	$(0.001)	$(0.001)

Weighted average common shares outstanding	30,410,000	30,000,000	30,000,000

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities
Net loss	$(20,911)	$(22,910)	$(15,345)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	60	3,678	3,668
Loss on disposal of fixed assets	0	0	1,002
Changes in assets and liabilities:
Deposits and other receivables - Related	(22,384)	5,991	2,569
Deposits and other receivables - Third	0	8,282	(1,297)
Accounts payables	(10,292)	(7,453)	(27,291)
Accrued liabilities and other payables-Third	(2,316)	817	(115,240)
Net cash (used in) operating activities	(55,843)	(11,595)	(151,934)

Cash flow from investing activities
Acquisition of assets	0	0	10
Net cash (used in) investing activities	0	0	10

Cash flow from financing activities
Cash advanced from directors	0	472	115,182
Cash for private placement	41,000	0	0
Net cash provided by financing activities	41,000	472	115,182

Effect of foreign exchange rate changes on cash and cash equivalent	(2,279)	(116)	(3,195)

Cash and cash equivalents:
Net (decrease) increase	(17,122)	(11,239)	(39,937)
Balance at beginning of period	79,463	90,702	130,639
Balance at end of period	62,341	79,463	90,702

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

Non-cash financing sources:
Shareholder loans converted to equity	$115,974	$0	$0

See accompanying notes to financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended March 31, 2009, 2008 and 2007

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2006	30,000,000	1,289	(14,398)	5,247	(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Foreign currency translation adjustment	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	30,000,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Foreign currency translation adjustment	—	—	—	(121)	(121)

Balance, March 31, 2008	30,000,000	1,289	(52,653)	2,679	(48,685)

Conversion of shareholder loan to equity		115,974		—	115,974

Issuance of shares to founders	10,000	1,000	—	—	1,000

Issuance of shares for private placement	400,000	40,000	—	—	40,000

Net loss for the year	—	—	(20,911)	—	(20,911)

Foreign currency translation adjustment	—	—	—	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	$158,263	$(73,564)	$130	$84,829

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding. On August 25, 2008 the Company entered into a merger agreement with KASH Strategic Limited, a privately held corporation.  On January 19, 2009, the Company consummated the transaction contemplated by the merger agreement.  All of the capital stock of KASH Strategic Limited was exchanged for an agreegate of 30,000,000 shares of the Company’s capital stock.  For accounting purposes, the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition, with Dragon Jade International Limited as the legal acquirer and KASH Strategic Limited as the acquired party.  The assets and liabilities of the acquired entity, KASH Strategic Limited will be brought forward at their book value and no goodwill will be recognized.  The historical financial statements are a continuation of the financial statements of KASH Srategic Limited.  Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of March 31, 2009 was as follows:

Name	Place of Registration	Percentage of equity interest attributable to the Group	Principal Activity

Kash Strategic Ltd. (“KSD”)*	HK	100%	Provide corporate consultancy and advisory service

*	KSD was incorporated on October 31, 2003 in Hong Kong. It is subsidiary of the Company and it consolidated into the Company’s financial statements.

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation
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

(c) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2009 and 2008, the Company did not have any cash equivalents.

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives are as follows:

Furniture and fittings	4 years
Computer equipment	4 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(e) Impairment of Assets
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of March 31, 2009 and 2008, no impairment loss has been recognized.

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

(g) Revenue Recognition
Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably. Revenue from professional service arrangements if generally determined based on time and materials or a cost plus a profit margin measure. Revenue for professional services is recognized as the services are performed (proportion basis). Losses on professional contracts, if any, are provided for in the period in which the loss becomes determinable. Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided. Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet. Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by SEC Staff Accounting Bulletin 104.

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

March 31, 2009
Balance sheet	US$0.12904 to HK$1.00
Statement of income and comprehensive income	US$0.12865 to HK$1.00

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(m) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The Statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or the Company’s fiscal year ending March 31, 2009.  The adoption of SFAS No. 157 did not impact our results of operations, cash flows or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and is effective for fiscal years beginning after November 15, 2007.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The adoption of SFAS No. 159 did not impact our results of operations, cash flows or financial position.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” and is effective for fiscal years beginning after December 5, 2008.  This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”.  SFAS 141 (Revised) is effective for fiscal years beginning after December 13, 2008.  This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements theidentifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The Company does not expect the adoption of SFAS 141 to have a material impact on its financial statements.

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.        Income Taxes
BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the year.

4.   Officers Compensation Expense
Our financial statements do not reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2009 and 2008. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2009 and 2008 would have increased by $57,500 and $57,500 respectively.

5.        Debt conversion to equity

As of March 31, 2008, KSD  has received a loan in the total amount of HK$900,000 (US$115,654) from shareholders of KASH Strategic Limited ( the “amount due to  directors”). The company used the proceeds from shareholder loan for general operating purpose. The shareholder loan with no embedded derivative characteristics bears 0% interest rate, and has no repayment date. In July 2008 the directors of KSD converted the loan to stockholders’ equity to lessen the company’s cash flow burden other than pursuant to an agreement. The conversion of debt to equity was recorded at book value method and no gain or loss was recognized.

6.        Retirement and Welfare Benefits
The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

7.        Cash and Bank Deposit
Cash and cash equivalents are summarized as follows:

	2009	2008

Cash at Bank	$62,159	$74,689
Cash on Hand	182	4,774
Total	$62,341	$79,463

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.        Related Party Transactions
As of March 31, 2009, the Group has the following balance with related party:-

The balance due from related party is the amount received on behalf of the Company of $1,000 from Mr. WONG Yan Sang (unrelated to Mr. WONG Ka Ming), the founder shareholder and $40,000 for the private placement by issuing 400,000 shares of common stock of the Company at $0.1 each to un-related third parties and the payment of various professional fee paid for the Company for the listing exercise of $18,551. The balance due is $22,449 and is non-interest bearing, and is expected to be received from Asset Intelligence before Dec 31 2009. The Company consider the terms of the transaction is fair.

The Company issued 410,000 shares of its common stock to 41 individual unrelated parties, including the founder shareholder, at consideration of US$0.1 per share, total US$41,000. All subscription money was banked in the bank account of Asset Intelligence Ltd, Mr. WONG Ka Ming is the director of Asset Intelligence Ltd. All the operation expenses of the Company were paid through the bank account of Asset Intelligence, which include the incorporation cost of the Company and the legal fees, therefore the net balance due from Asset Intelligence was US$22,449.

On January 16, 2009, the Company had issued a total of 30,000,000 shares of the company's common stock to the original shareholders of KSD per a supplementary agreement dated August 28, 2008 regarding the acquisition of KSD by Dragon Jade at consideration of US$3. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. respectively holds 10,500,000 shares, 10,500,000 shares and 9,000,000 shares of the company's common stock. Worldwide Gateway Co. Ltd., one of the original shareholders of KSD had assigned its interest in the Company to Metrolink Holdings Ltd.

9.   Concentrations and Credit Risk
The Company operates principally in Hong Kong and grants credit to its customers in this geographic region.  Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could not disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

10.	Commitments and Contingencies

As of March 31, 2009 and 2008, the company did not have any contingent liabilities.

11.    Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $73,564 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the eight months ended

November 30, 2008

(Unaudited)

(Stated in US dollars)

DRAGON JADE INTERNATIONAL LIMITED

DRAGON JADE INITERNATIONAL LIMITED
Consolidated Balance Sheets

	(Unaudited)
	November 30,	March 31,
	2008	2008
Assets
Current assets
Cash and Bank Deposits	$62,605	$79,463
Amount due from Related Company	27,447	0
Deposit & Other receivable	3,100	8
Total current assets	93,152	79,471

Plant, machinery and equipment, net	50	91

Total assets	93,202	79,562

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	10,280
Amount due to Directors	0	115,654
Accruals & Other payable	1	2,313
Total current liabilities	1	128,247

Stockholders' equity
Common stock, 100,000,000 shares authorized and 410,000 shares issued at no par value	158,263	1,289
Retained earnings	(65,065)	(52,653)
Other Comprehevsive Income	3	2,679
Total stockholders' equity	93,201	(48,685)

Total liabilities and stockholders' equity	$93,202	$79,562

See accompanying notes to consolidated financial statements

DRGON JADE INTERNATIONAL LIMITED
Consolidated Statement of Operations and Comprehensive Loss

	(Unaudited)
	For the eight months ended
	November 30,
	2008	2007

Revenue	$10,277	$11,973

Expenses
Selling, general and administrative	(22,788)	(32,728)

Income/(loss) from operations	(12,511)	(20,755)

Other income	0	72
Interest income	99	1,268
Total other income	99	1,340

Loss from operations	(12,412)	(19,415)

Income tax	0	0

Net loss	$(12,412)	$(19,415)

Currency exchange loss	(2,679)	(1,631)

Comprehensive loss	(15,091)	(21,046)

Net Loss per share	$(0.0004)	$(0.001)

Weighted average common shares outstanding	30,410,000	30,000,000

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows

	Restated
	(Unaudited)
	For the eight months period ended
	November 30,
	2008	2007
Cash flows from operating activities
Net loss	$(12,412)	$(19,415)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	41	2,450
Changes in assets and liabilities:
Deposits and other receivables - Related	(27,389)	(7,302)
Deposits and other receivables - Third	(3,086)	8,249
Accounts payables	(10,277)	(7,388)
Accrued liabilities and other payables-Third	(2,312)	(334)
Net cash (used in)/provided by operating activities	(55,435)	(23,740)

Cash flow from financing activities
Cash for private placement	41,000	0
Net cash provided by financing activities	41,000	0

Effect of foreign exchange rate changes
on cash and cash equivalent	(2,423)	(2,449)

Cash and cash equivalents:
Net (decrease) increase	(16,858)	(26,189)
Balance at beginning of period	79,463	90,702
Balance at end of period	62,605	64,513

Supplemental cash flow information:
Cash paid for income taxes	0	0
Cash paid for interest	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$115,974	0

See accompanying notes to financial statements

DRAGON JADE INTERNATIONAL LIMITED
Conolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Eight Months Ended November 30, 2008 (Unaudited) and Year Ended March 31, 2008

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2006	30,000,000	$1,289	$(14,398)	$5,247	$(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Effect of foreign exchange rate changes on cash and cash equivalent	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	30,000,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Effect of foreign exchange rate changes on cash and cash equivalent	—	—	—	(121)	(121)

Balance, March 31, 2008	30,000,000	1,289	(52,653)	2,679	(48,685)

Conversion of shareholder loan to equity		115,974	—	—	115,974

Issuance of shares to founders	10,000	1,000	—	—	1,000

Issuance of shares for private placement	400,000	40,000	—	—	40,000

Net loss for the period	—	—	(12,412)	—	(12,412)

Effect of foreign exchange rate changes on cash and cash equivalent	—	—	—	(2,676)	(2,676)

Balance, November 30, 2008	30,410,000	$158,263	$(65,065)	$3	$93,201

Note (1): As of March 31, 2008, KASH Strategic has received a loan in the total amount of HK$900,000 (US$115,654) from shareholders of KASH (the “amount due to directors”). The company used the proceeds from shareholder loan for general operating purpose. The shareholder loan with no embedded derivative characteristics, bears 0% interest rate, and has no repayment date. In July 2008, the directors of KASH converted the loan to 900,000 shares at HK$1 each to lessen the company’s cash flow burden other than pursuant to an agreement. The conversion of debt to equity was recorded at book value method and no gain or loss was recognized. As of January 19, 2009 the 900,000 shares were part of the exchange for the 30,000,000 shares of Dragon Jade International Limited in the recapitalization with KASH Strategic Limited.

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

(a) Basis of Consolidation

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

(g) Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.  The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably. Revenue from professional service arrangements if generally determined based on time and materials or a cost plus a profit margin measure. Revenue for professional services is recognized as the services are performed (proportion basis). Losses on professional contracts, if any, are provided for in the period in which the loss becomes determinable. Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided. Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet. Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by SEC Staff Accounting Bulletin 104.

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

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(m) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The Statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or the Company’s fiscal year ending March 31, 2009.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

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

3. Reverse Merger

On August 25, 2008, the Company signed an agreement with Mr. Wong Ka Ming, Mr. Hung Kwok Wing and the representative of Worldwide Gateway Co., Ltd, the former shareholders of KASH, that the Company acquire 100% shareholding of KASH at consideration of HK$3.

On November 5, 2008, KASH completed a reverse acquisition transaction with the registrant whereby KASH issued to the registrant all of the outstanding shares of KASH common stock. KASH thereby became the registrant’s wholly owned subsidiary and the former shareholders of the registrant became KASH shareholders.

For accounting purposes, the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition, with the registrant as the legal acquirer and KASH as the acquired party. The assets and liabilities of the acquired entity, KASH, will be brought forward at their book value and no good will will be recognized. The historical financial statements are a continuation of the financial statements of the accounting acquirer, KASH, and not the legal acquirer, the registrant.

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

4.       Income Taxes

BRITISH VIRGIN ISLANDS

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG

No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the period.

5.  Officers Compensation Expense

Our financial statements don’t reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 for their positions for the fiscal year ended March 31, 2008. And the officers don’t remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal year ended March 31, 2008 would have increased by $57,500.

6.       Debt conversion to equity

As of March 31, 2008, Kash Strategic has received a loan in the total amount of HK$900,000 (US$115,654) from shareholders of Kash ( the “amount due to  directors”). The company used the proceeds from shareholder loan for general operating purpose. The shareholder loan with no embedded derivative characteristics bears 0% interest rate, and has no repayment date. In July 2008 the directors of Kash Strategic converted the loan to 900,000 shares at HK$1 each to lessen the company’s cash flow burden other than pursuant to an agreement. The conversion of debt to equity was recorded at book value method and no gain or  loss was recognized.

7.       Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

8.       Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2008	2007

Cash at Bank	$62,219	$62,445
Cash on Hand	386	2,068
Total	$62,605	$64,513

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.        Related Party Transactions

As of November 30, 2008, the Group has the following balance with related party:-

The balance due from related party is the amount received on behalf of the Company of $1,000 from Mr. WONG Yan Sang (unrelated to Mr. WONG Ka Ming), the founder shareholder and $40,000 for the private placement by issuing 400,000 shares of common stock of the Company at $0.1 each to un-related third parties and the payment of various professional fee paid for the Company for the listing exercise of $13,553. The balance due is $27,447 and is non-interest bearing, and is expected to be received from Asset Intelligence before Dec 31 2009. We consider the terms of the transaction fair to us.

The Company issued 410,000 shares of its common stock to 41 individual unrelated parties, including the founder shareholder, at consideration of US$0.1 per share, total US$41,000. All subscription money was banked in the bank account of Asset Intelligence Ltd, Mr. WONG Ka Ming is the director of Asset Intelligence Ltd. All the operation expenses of Dragon Jade were paid through the bank account of Asset Intelligence, which include the incorporation cost of Dragon Jade and the legal fees, therefore the net balance due from Asset Intelligence was US$27,447.

10.  Concentrations and Credit Risk

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

11.  Commitments and Contingencies

As of November 30, 2008 and 2007, the company did not have any contingent liabilities.

12.  Going Concern

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

13.  Subsequent Events

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

14.  Restated Financial Statements

Subsequent to the issuance of the financial statements for the eight months ended November 30, 2008, the Company restated certain items of the balance sheet for at November 30, 2008 to properly represent the stockholders’ equity components in the reverse merger and recapitalization. The following is a summary of the effects of these changes on the Company's balance sheet as of November 30, 2008.

Balance sheet as of November 30, 2008:	As Originally Stated	Adjustment		As Restated
Stockholders’ equity
Common stock	105,609	52,654	(a)	158,263
Retained earnings	(12,412)	(52,653	)a)	(65,065)
Other comprehensive income	4	(1	)(a)	3

Subsequent to the issuance of the financial statements for the eight months ended November 30, 2008, the Company restated certain items of cash flows.  The following is a summary of the effects of these changes on the Company’s statement of cash flows for the eight months ended November 30, 2008.

Statement of Cash Flows:	As Originally Stated	Adjustment		As Restated
Cash flows from operating activities:
Net loss	$(12,412)	—		$(12,412)
Adjustments to reconcile net loss to net cash

Used in operating activities:
Depreciation	41	—		41
Changes in assets and liabilities:
Deposits and other receivables – Related	(27.447)	58	(A)	(27,389)
Deposits and other receivables – Third	(3,092)	6	(A)	(3,086)
Accounts payable	(10,280)	3	(A)	(10,277)
Accrued liabilities and other payables – Third	(2,313)	1	(A)	(2,312)
Net cash (used in) / provided by operating activities	(55,503)	68		(55,435)

Cash flows from investing activities
Acquisition of subsidiary	(2,359)	2,359	(A)	-0-

Cash flows from financing activities
Cash from private placement	41,000	-0-		41,000

Effect of foreign exchange rate changes on
Cash and cash equivalent	4	(2,427	)(A)	(2,423)

Cash and cash equivalents:
Net (decrease) increase	(16,858)	-0-		(16,858)
Balance at beginning of period	79,463	-0-		79,463
Balance at end of period	62,605	-0-		62,605

(A) – To reflect the adjustments to cash flows

Subsequent to the issuance of the financial statements for the eight months ended November 30, 2008, the Company restated certain items of stockholders’ equity (deficit).  The following is a summary of the effects of these changes on the Company’s statement of changes in stockholders’ equity (deficit) for the eight months ended November 30, 2008.

Statement of Changes in Stockholders’ Equity (deficit):	As Originally Stated	Adjustment		As Restated
The following changes were made to common shares issued:
Balance, March 31, 2006	10,000	29,990,000	(B)	30,000,000
Balance, March 31, 2007	10,000	29,990,000	(B)	30,000,000
Balance, March 31, 2008	10,000	29,990,000	(B)	30,000,000
Issuance of shares in exchange for debt	900,000	(900,000	)(B)	-0-
Effects of recapitalization with KASH Strategic Limited treated as a reverse merger	(910,000)	910,000	(B)	-0-
Issurance of shares to founders	10,000	-0-		10,000
Issurance of shares for privatge placement	400,000	-0-		400,000
Balance, November 30, 2008	410,000	30,000,000	(B)	30,410,000

(B) – To reflect the reverse merger with KASH Strategic Limited

KASH STRATEGIC LIMITED
FINANCIAL STATEMENTS

March 31, 2008, 2007 And 2006

Together With Report Of
Independent Registered Public Accounting Firm

KASH STRATEGIC LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
  Kash Strategic Limited

We have audited the accompanying balance sheets of Kash Strategic Limited as of March 31, 2008, 2007 and 2006 and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2008. Kash Strategic Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plan in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC
Lake Saint Louis, Missouri
September 16, 2008, except for the effects of the restatement discussed in Note 9 for which the date is July 28, 2009

KASH STRATEGIC LIMITED
Balance Sheets
March 31, 2008, 2007 and 2006

	2008	2007	2006
Assets
Current assets
Cash and Bank Deposits	$79,463	$90,702	$130,639
Amount due from Related Company	0	5,966	8,580
Deposit & Other receivable	8	8,257	7,015
Total current assets	79,471	104,925	146,234

Plant, machinery and equipment, net	91	3,754	8,432

Total assets	79,562	108,679	154,666

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	10,280	17,661	45,106
Amount due to Directors	115,654	115,182	0
Accruals & Other payable	2,313	1,490	117,422
Total current liabilities	128,247	134,333	162,528

Stockholders' equity
Share Capital	1,289	1,289	1,289
Retained earnings	(52,653)	(29,743)	(14,398)
Other Comprehevsive Income	2,679	2,800	5,247
Total stockholders' equity	(48,685)	(25,654)	(7,862)

Total liabilities and stockholders' equity	$79,562	$108,679	$154,666

See accompanying notes to consolidated financial statements

KASH STRATEGIC LIMITED
Statement of Operations and Comprehensive Loss
For the Years ended March 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue	$11,995	$221,069	$377,497

Cost of revenue	0	(142,049)	(304,832)

Gross profit	11,995	79,020	72,665

Expenses
Selling, general and administrative	(36,556)	(105,150)	(78,843)

Income/(loss) from operations	(24,561)	(26,130)	(6,178)

Other income	100	7,424	0
Interest income	1,551	3,361	2,648
Total other income	1,651	10,785	2,648

Income/(loss) from operations	(22,910)	(15,345)	(3,530)

Income tax	0	0	0

Net income/(loss)	$(22,910)	$(15,345)	$(3,530)

Currency exchange loss	(121)	(2,447)	(5,247)

Comprehensive loss	(23,031)	(17,792)	(8,777)

Net loss per share	(2.29)	(1.53)	(0.35)

Weighted average common shares outstanding	10,000	10,000	10,000

See accompanying notes to consolidated financial statements

KASH STRATEGIC LIMITED
Statements of Cash Flows

	(Restated)	(Restated)	(Restated)
	For year ended	For year ended	For year ended
	March 31,	March 31,	March 31,
	2008	2007	2006
Cash flows from operating activities
Net profit/(loss)	$(22,910)	$(15,345)	(3,530)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	3,678	3,668	4,019
Loss on disposal of fixed asset	0	1,002	0
Changes in assets and liabilities:
Accounts receivables	0	0
Deposits and other receivables - Related	5,991	2,569	(7,039)
Deposits and other receivables - Third	8,282	(1,297)	0
Accounts payables	(7,453)	(27,291)	45,056
Accrued liabilities and other payables-Third	817	(115,240)	(6,740)
Net cash (used in)/provided by operating activities	(11,595)	(151,934)	31,766

Cash flow from investing activities
Acquisition of assets	0	10	(1,571)
Net cash (used in) investing activities	0	10	(1,571)

Cash flow from financing activities
Cash advanced from directors	472	115,182	0
Net cash (used in) financing activities	472	115,182	0

Effect of foreign exchange rate changes on cash and cash equivalent	(116)	(3,195)	0

Cash and cash equivalents:
Net (decrease) increase	(11,239)	(39,937)	30,195
Balance at beginning of period	90,702	130,639	100,444
Balance at end of period	79,463	90,702	130,639

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

See accompanying notes to financial statements

KASH STRATEGIC LIMITED
Statements of Changes in Stockholders' Deficit and Comprehensive Income
For the Years Ended March 31, 2008, 2007 and 2006

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Deficit

Balance, April 1, 2005	10,000	$1,289	$(10,868)	$—	$(9,579)

Net loss for the year	—	—	(3,530)	—	(3,530)

Effect of foreign exchange rate changes
on cash and cash equivalent	—	—	—	5,247	5,247

Balance, March 31, 2006	10,000	1,289	(14,398)	5,247	(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Effect of foreign exchange rate changes
on cash and cash equivalent	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	10,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Effect of foreign exchange rate changes
on cash and cash equivalent	—	—	—	(121)	(121)

Balance, March 31, 2008	10,000	$1,289	$(52,653)	$2,679	$(48,685)

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

(m) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The Statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or the Company’s fiscal year ending September 30, 2009.  We are currently assessing the impact the adoption of this pronouncement will have on our financial statements.

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

9.	Restated Financial Statements

Subsequent to the issuance of the financial statements for the years ended March 31, 2008, the Company restated certain items of cash flows.  The following is a summary of the effects of these changes on the Company’s statement of cash flows for the year ended March 31, 2008.

Statement of Cash Flows:	As Originally Stated	Adjustment		As Restated
Cash flows from operating activities:
Net loss	$(22,910)	—		$(22,910)

Adjustments to reconcile net loss to net cash Used in operating activities:
Depreciation	3,678	—		3,678
Changes in assets and liabilities:
Deposits and other receivables – Related	5,967	24	(A)	5,991
Deposits and other receivables – Third	8,250	32	(A)	8,282
Accounts payable	(7,383)	(70	)(A)	(7,453)
Accrued liabilities and other payables – Third	823	(6	)(A)	817
Net cash (used in) / provided by operating activities	(11,575)	(20)		(11,595)

Cash flow from financing activities Cash advanced from directors	458	14	(A)	472

Effect of foreign exchange rate changes on Cash and cash equivalent	(122)	6	(A)	(116)

Cash and cash equivalents:
Net (decrease) increase	(11,239)	-0-		(11,239)
Balance at beginning of period	90,702	-0-		90,702
Balance at end of period	79,463	-0-		79,463

(A) Adjustment to the oringially stated cash flows

KASH STRATEGIC LIMITED
NOTES TO FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements for the years ended March 31, 2007, the Company restated certain items of cash flows.  The following is a summary of the effects of these changes on the Company’s statement of cash flows for the year ended March 31, 2007.

Statement of Cash Flows:	As Originally Stated	Adjustment		As Restated
Cash flows from operating activities:
Net loss	$(15,345)	-0-		$(15,345)
Adjustments to reconcile net loss to net cash Used in operating activities:
Depreciation	3,668	-0-		3,668
Loss on disposal of fixed assets	1,002	-0-		1,002
Changes in assets and liabilities:
Deposits and other receivables – Related	2,613	(44	)(B)	2,569
Deposits and other receivables – Third	(1,243)	(54	)(B)	(1,297)
Accounts payable	(27,445)	154	(B)	(27,291)
Accrued liabilities and other payables – Third	(115,932)	692	(B)	(115,240)
Net cash (used in) / provided by operating activities	(152,682)	748		(151,934)

Cash used for investing activities Acquisition of fixed assets	10	-0-		10

Cash flow from financing activities Cash advanced from directors	115,182	-0-		115,182

Effect of foreign exchange rate changes on Cash and cash equivalent	(2,447)	(748	)(B)	(3,195)

Cash and cash equivalents:
Net (decrease) increase	(39,937)	-0-		(39,937)
Balance at beginning of period	130,639	-0-		130,639
Balance at end of period	90,702	-0-		90,702

(B) Adjustment to the oringially stated cash flows

