Form 20-F/A
period 2009-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2009-11-13
CIK 1456787

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.     30,410,000 shares of common stock, no par value

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes     ☒ No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes      ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
☐ Yes     ☐ No

Pursuant to General Instruction E(b) of Form 20-F, this annual report includes the information specified in Parts I, II and III.

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

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars (“US$”), except where otherwise indicated. The following tables present, in Hong Kong dollars (“HK$”), the exchange rates for US$1.00, based on the noon buying rate in New York City for cable transfers in HK$, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for each of the years ended March 31, 2004, 2005, 2006, 2007,2008 and 2009. On  September 30, 2009, the Noon Buying Rate was US$1.00 equals HK$7.7500.

	12-month Period Ending March 31
	2009	2008	2007	2006	2005	2004

High	7.8159	7.8289	7.8177	7.7995	7.8010	7.7999
Low	7.7497	7.7497	7.7510	7.7506	7.7698	7.7085
End of Period	7.7500	7.7819	7.8137	7.7597	7.7990	7.7930
Average	7.7731	7.7946	7.7817	7.7652	7.7935	7.7827

	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09

High	7.7514	7.7516	7.7505	7.7516	7.7526	7.7508
Low	7.7498	7.7500	7.7495	7.7499	7.7500	7.7495
End of Period	7.7500	7.7505	7.7500	7.7500	7.7519	7.7500

B. Capitalization and indebtedness:
The Company is authorized to issue 100,000,000 shares of common stock,, no par value,.  As of March 31, 2009 and September 30, 2009, there were 30,410,000 issued and outstanding shares of common stock.

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

Risks Related to Our Business
Our auditors have expressed substantial doubt as to our ability to continue as a going concern.   Dragon Jade has sustained losses totaling $20,911 for the fiscal year ending March 31, 2009., The Company  had a working capital of $84,829 and a retained earnings deficit of $73,564 as of March 31 2009.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

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

Our business is difficult to evaluate because of our limited operating history.   We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 31, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $20,911 for the fiscal year ending March 31 2009  and had a retained earnings deficit of $73,564 as at March 31, 2009., and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

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

Restrictions on the Payment of Dividends.  Chinese law requires net profits after taxes to be used to set-off any losses carried forward before any distribution of profits may be made . Furthermore, Chinese law imposes a Mandatory Provident Reserve on all businesses. Under this law, a business must set aside 10% of its distributable profits as a mandatory reserve before a distribution of profits may occur. Once the business accumulates a mandatory reserve equal to 50% of its capitalization, no further accumulation of the reserve is required.

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

Item 5.  Operating and Financial Review and Prospects.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.   Dragon Jade has sustained losses totaling $20,911 for the fiscal year ending March 31, 2009. and had a retained earnings deficit of $73,564 as at March 31, 2009.. Because of the capitalization of a directors loan of $115,654 in KASH in July 2008 and a placement of 410,000 shares of the company’s common stock to 41 unrelated third parties for a consideration of $41,000 in September 2008, the company had a working capital of $84,829 as at March 31, 2009.  The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

A.  Operating results.
Revenue for the fiscal year ended March 31 2009 decreased 14% to $10,292 from $11,995 for fiscal year 2008, while net loss decreased to $20,911 from $22,910 during the year. For the fiscal year ended March 31, 2007, we recorded revenue of $221,069, which was coming from the services we provided to one customer that we signed up during the previous fiscal year. We signed up a client during the fiscal year ended March 31 2009 to provide general consulting services for a fee of $10,277, and the work was completed during the period concerned. The ongoing impact of the financial turmoil of the US since 2008 had made it more difficult for us to secure customers.

In view of the decrease in revenue, Management had made an effort to cut down on expenses and has succeeded in compressing selling, general and administrative expenses to $31,330 for fiscal year 2009, a decrease of 14.3% from $36,556 for fiscal year 2008. The net decrease of $5,226 of such expenses for fiscal year 2009 when compared to fiscal year 2008 was mainly due to a decrease of approximately $9500 of staff costs, $6,700 of management fees, $3,600 of depreciation expenses, $1,750 of utilities, $1,150 of audit fees, $400 of telecommunication expenses and $1,610 for other miscellaneous costs like stationeries, postage, etc, However, part of the savings had been offset by the incorporation cost of the Company, which amounted to $965, and the professional fees of $18,525 paid in connection to the Company’s filing for registration with the SEC. As a result, there was a net decrease of $5,226 in the selling, general and administrative expenses for fiscal year 2009. We felt that such reduction would only have a minimum effect, if any, on our ability to conduct business as our initial contacts with potential customers were mostly through emails, telephone conversations and faxes.

The selling, general and administrative expenses of $36,556 for fiscal year 2008 were 65% lower than $105,150 for fiscal year 2007. Selling, general and administrative expenses in fiscal year 2006 of $78,843 were increased to $105,150 in fiscal 2007 but then were reduced to  $36,556 in fiscal year 2008. The fluctuation in the selling, general and administrative expenses for fiscal years 2006, 2007 and 2008 can be explained by the movements in a few of the major items making up the expenses. In fiscal year 2006, total salaries paid were $27,240, whereas those paid in fiscal year 2007 and fiscal year 2008 were $30,523 and $9,504 respectively. In fiscal year 2007, extensive traveling was required of the management to perform the services to the client, and such expenses came up to $29,558, which compares to $8,911 for fiscal year 2006 and $198 for fiscal year 2008. A bad debt of $2,554 was written off in fiscal year 2007, whereas no such write off was necessary for fiscal years 2006 and 2008. As explained above, the reduction of selling, general and administrative expenses from $105,150 for fiscal year 2007 to $36,556 for fiscal year 2008 only had a minimal effect on the company’s ability to conduct business.

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

B.  Liquidity and capital resources.

The lack of any substantial consultancy contracts since 2007 and the increased need for working capital in light of the decrease in income in 2008 have presented considerable problems for the company.  We need substantial additional capital to carry out our plan to grow and develop the business. Therefore, in September 2008, we placed out 410,000 shares of the company’s common stock at a consideration of $0.10 per share to 41 unrelated third parties for a total proceed of $41,000. As at march 31, 2009, the company had a working capital of $84,829. Dragon Jade estimates its working capital needs for the next 12 months to be approximately $40,000; as of the date of filing of this registration statement, it has funds in excess of $40,000 (including cash in KASH’s bank account and proceeds from Dragon Jade’s private placement) to meet  such needs.

The original shareholders of KASH, Mr. Wong and Mr. Hung, directors of the company, had taken up the responsibility to see that the company has sufficient liquidity and possesses adequate capital resources to carry on its business.  Although they are not legally obligated to do so, it is expected that Mr. Wong and Mr. Hung will continue to provide liquidity from their individual resources as necessary. As substantial shareholders of the company, Mr. Wong and Mr. Hung are committed to the continuous operation of the registrant and have previously provided liquidity to the company; for example, $115,654, an amount due to directors for funds advanced to KASH, was capitalized subsequent to March 31, 2008.  The amount due has no maturity date and does not bear any interest.  Imputed interest had been considered, but was not deemed required.  After the capitalization of such directors loan, there is no longer any outstanding amount due to directors. We also may consider making a private offering of securities to raise capital, although the circumstances for doing so have been unfavorable recently.

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

To decrease expenses and to build up the Company’s profits, the members of senior management (other than Ms. Lam, who received compensation of $9,500 for services as Secretary) have elected to forgo aggregate compensation valued at $57,500 for their services for the fiscal year ended March 31, 2008 (Mr. Wong, $30,000; Mr. Hung, $2,500; and Ms Kou, $25,000)    None of the members of senior management  receives any other form of remuneration, such as bonuses, stock awards, stock options.or perquisities such as country club memberships or automobiles.

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

E.  Share Ownership.

The shares of Dragon Jade are beneficially owned by WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Limited, who are in a position to “control” Dragon Jade by virtue of their shareholdings and positions. The following table sets forth, as of March 31, 2009 and September 30, 2009, the beneficial ownership of shares of the common stock of Dragon Jade beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of common stock and (2) each of the members of senior management identified in Item 6.B., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Number of Shares	Percent of Shares (%)
WONG Ka Ming	10,500,000	34.5
HUNG Kwok Wing	10,500,000	34.5
KOU Yue	-0-	-0-
LAM Lai Sheung	-0-	-0-
Metrolink Holdings Ltd.*	9,000,000	29.5

* Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2009 and September 30, 2009, our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 10,500,000 shares of Dragon Jade common stock, or 34.5%, 10,500,000 shares or 34.5% and 9,000,000 shares or 29.5%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of  HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on November 26, 2008 for no (-0-) consideration. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

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

B.  Related Party Transactions.  Since April 1, 2005, there has been no related party transaction except (1) the total of $115,654 due Mr. WONG  $34,696 , Mr. HUNG $34,696 and Metrolink Holdings Ltd. $46,262 for funds advanced to the KASH, which amounts have no due date or maturity date and do not bear any interest, which was capitalized subsequent to March 31 2008, and therefore there is no longer any amount due to directors;  and (2) our purchase of all KASH shares from our major shareholders for HK$3. (Related party transactions are transactions or loans between Dragon Jade and:  (a) enterprises directly or indirectly controlled by the company; or (b) associates of our major shareholders; or  (c) our major shareholders ;or (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

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

Dragon Jade had sold 10,000 shares to Mr. Wong Yan Sang (unrelated to Mr. Wong Ka Ming), the founding shareholder, at consideration of $0.10 per share, a term we considered to be fair to us, or a total of $1,000 and had a private placement of 400,000 shares to 40 individual unrelated parties in Hong Kong at consideration of US$0.1 per share, or a total US$40,000. All subscription money was deposited to a bank account of Asset Intelligence Ltd.  because Dragon Jade had not yet opened any bank account at the time of the placement; Mr. WONG is the director of Asset Intelligence.  All the operation expenses of Dragon Jade have been paid through the bank account of Asset Intelligence, including the incorporation cost of Dragon Jade and legal fees; therefore the net balance due from Asset Intelligence is US$27,447. The amount is expected to be received from Asset Intelligence before December 31, 2009. The Company considers the terms of keeping the funds in the account of Asset Intelligence to be fair as there is no cost to the registrant and that Asset Intelligence receives no compensation for the use of the account.

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

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement, after “Signatures”:

Dragon Jade International Ltd.
Consolidated Balance Sheet as of March 31, 2007, 2008 and 2009
Consolidated Statements of Operations and Comprehensive Loss for the year ended March 31, 2007, 2008 and 2009
Consolidated Statements of Cash Flow for the year ended March 31 2007, 2008 and 2009
Consolidated Statements of Change in Stockholders Equity (Deficit) for the year ended March 31, 2007, 2008 and 2009
Notes to Consolidated Financial Statements

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

Item 10.  Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 no par value of a single class.  As of March 31, 2009, our recent fiscal year end, and September 30, 2009, the latest practical date, 30,410,000 of our authorized shares were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any dividend paid by the company and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the company..  Holders of common stock do not have preemptive rights to purchase additional shares or other subscription rights.  The common stock carries no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of common stock are entitled to share equally in dividends from legally available sources as determined by the board of directors.  Upon dissolution or liquidation of the company, whether voluntary or involuntary, holders of common stock are entitled to receive assets of the company available for distribution to shareholders.

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

Restrictions on the Payment of Dividends -  Chinese law requires net profits after taxes to be used to set-off any losses carried forward before any distribution of profits may be made. Furthermore,  Chinese law imposes a Mandatory Provident Reserve on all businesses. Under this law, a business must set aside 10% of its distributable profits as a mandatory reserve before a distribution of profits may occur. Once the business accumulates a mandatory reserve equal to 50% of its capitalization, no further accumulation of the reserve is required.

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

Item 15.   Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2009, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2009, the Company's internal control over financial reporting was effective.

Attestation report of the registered public accounting firm.  This annual report does not include an attestation report of the Company's public accounting firm regarding internal control over financial reporting.  Management's evaluation was not subject to such attestation report pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to report only management's evaluation on this annual report.

Changes in internal control over financial reporting.  Management regularly reviews its system of internal control over financial reporting and make changes to the Company's processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desireable.

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

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference from the same Exhibit Nos. in the registration statement on Form 20-F as amended:

Exhibit Index

Exhibit No.	Description

1*	Memorandum and Articles of Association

2*	Specimen Common Stock Certificate

4.1*	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2*	August 28, 2008 Agreement supplementing August 25 Agreement

8*	Subsidiaries

12.1**	Certificate of Chief Financial Officer concerning disclosure controls and procedures

12.2**	Certificate of Chief Financial Officer concerning disclosure controls and procedures

13.1**	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

13.2**	Certification of Cjhief Financial Officer Pursuant to Title 18, United States Code, Section 1350

15**	Consents of Auditors

99*	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F

*Previously filed as an exhibit with the same number in the registration statement on Form 20-F, File No. 0-53593, and incorporated herein by reference.
** Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, November 11, 2009	By:	/s/ Yue Kou
Yue Kou, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009
Together With Report Of
Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

INDEX TO CONOLIDATED FINANCIAL STATEMENTS

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

As discussed in Note 12 to the financial statements, the March 31, 2008 and 2007 financial statements have been restated to correct a misstatement.

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

/s/ Gruber & Company
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

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Eight Months Ended November 30, 2008 (Unaudited) and Year Ended March 31, 2008

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2006	30,000,000	1,289	(14,398)	5,247	(7,862)

Net loss for the year	--	--	(22,910)	--	(22,910)

Foreign currency translation adjustment	--	--	--	(121)	(121)

Balance, March 31, 2007	30,000,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	--	--	(22,910)	--	(22,910)

Foreign currency translation adjustment	--	--	--	(121)	(121)

Balance, March 31, 2008	30,000,000	1,289	(52,653)	2,679	(48,685)

Conversion of shareholder loan to equity		115,974		--	115,974

Issuance of shares to founders	10,000	1,000	--	--	1,000

Issuance of shares for private placement	400,000	40,000	--	--	40,000

Net loss for the year	--	--	(20,911)	--	(20,911)

Foreign currency translation adjustment	--	--	--	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	$158,263	$(73,564)	$130	$84,829

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2009, 2008 and 2007

		Restated	Restated
	2009	2008	2007
Cash flows from operating activities
Net loss	$(20,911)	$(22,910)	$(15,345)

Adjustments to reconcile net income/(loss) to
net cash used in operating activities:
Depreciation	60	3,678	3,668
Loss on disposal of fixed assets	0	0	1,002
Changes in assets and liabilities:
Deposits and other receivables - Related	(22,384)	5,991	2,569
Deposits and other receivables - Third	0	8,282	(1,297)
Accounts payables	(10,292)	(7,453)	(27,291)
Accrued liabilities and other payables-Third	(2,316)	817	(115,240)
Net cash (used in) operating activities	(55,843)	(11,595)	(151,934)

Cash flow from investing activities
Acquisition of assets	0	0	10
Net cash (used in) investing activities	0	0	10

Cash flow from financing activities
Cash advanced from directors	0	472	115,182
Cash for private placement	41,000	0	0
Net cash provided by financing activities	41,000	472	115,182

Effect of foreign exchange rate changes
on cash and cash equivalent	(2,279)	(116)	(3,195)

Cash and cash equivalents:
Net (decrease) increase	(17,122)	(11,239)	(39,937)
Balance at beginning of period	79,463	90,702	130,639
Balance at end of period	62,341	79,463	90,702

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

Non-cash financing sources:
Shareholder loans converted to equity	$115,974	$0	$0

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Restated Financial Statements

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

