Form 20-F/A
period 2009-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2009-12-11
CIK 1456787

As filed with the Securities and Exchange Commisssion on December 11, 2009
File No. 0-53593

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

Item 19.    Exhibits

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this annual report as amended or incorporated by reference to the same exhibit number in either : (1) the registration statement on Form 20FR12G or an amendment thereto, or (2) this annual report on Form 20-F or an amendment thereto, as specified in the footnotes to the Exhibit Index below.

Exhibit Index

Exhibit No.	Description

1(1)	Memorandum and Articles of Association

2(1)	Specimen Common Stock Certificate

4.1(2)	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2(2)	August 28, 2008 Agreement supplementing August 25 Agreement

8(1)	Subsidiaries

12.1(3)	Certificate of Chief Financial Officer concerning disclosure controls and procedures

12.2(3)	Certificate of Chief Financial Officer concerning disclosure controls and procedures

13.1(3)	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

13.2(3)	Certification of Cjhief Financial Officer Pursuant to Title 18, United States Code, Section 1350

15(5)	Consents of Auditors

99(4)	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F

(1)	Previously filed as an exhibit with same number in the registration statement on Form 20FR12G filed March 9, 2009 and incorporated herein by reference.

(2)	Previously filed as an exhibit with the same number in an amendment to the registration statement on Form 20FR12G/A filed May 5, 2009 and incorporated herein by reference.

(3)	Previously filed as an exhibit with the same number in an amendment to this annual report of Form 20-F/A filed November 13, 2009 and incorporated herein by reference.

(4)	Previously filed as an exhibit with the same number in an amendment to the registration statement on Form 20FR12G/A filed July 6, 2009 and incorporated herein by reference.

(5)	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, December 11, 2009	By:	/s/ Yue Kou
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

As discussed in Note 12 to the financial statements, the March 31, 2008 and 2007 financial statements have been restated to correct a misstatement

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

/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
September 25, 2009

DRAGON JADE INITERNATIONAL LIMITED
Consolidated Balance Sheets

		RESTATED	RESTATED
	March 31,	March 31,	March 31,
	2009	2008	2007
Assets
Current assets
Cash and Bank Deposits	$62,341	$79,463	$90,702
Amount due from Related Company	22,450	0	5,966
Deposit & Other receivable	8	8	8,257
Total current assets	84,799	79,471	104,925

Plant, machinery and equipment, net	30	91	3,754

Total assets	84,829	79,562	108,679

Liabilities and stockholders' equity
Current liabilities
Accounts Payable and accruals	0	12,273	18,359
Total current liabilities	0	12,273	18,359

Stockholders' equity
Common stock, 100,000,000 shares
authorized and 30,410,000 issued
and outstanding at no par value	158,263	117,263	117,263
Retained earnings	(73,564)	(52,653)	(29,743)
Other Comprehensive Income	130	2,679	2,800
Total stockholders' equity	84,829	67,289	90,320

Total liabilities and stockholders' equity	$84,829	$79,562	$108,679

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

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
RESTATED

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2006	30,000,000	117,263	(14,398)	5,247	108,112

Net loss for the year	—	—	(15,345)	—	(15,345)

Foreign currency translation adjustment	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	30,000,000	117,263	(29,743)	2,800	90,320

Net loss for the year	—	—	(22,910)	—	(22,910)

Foreign currency translation adjustment	—	—	—	(121)	(121)

Balance, March 31, 2008	30,000,000	117,263	(52,653)	2,679	67,289

Issuance of shares to founders	10,000	1,000	—	—	1,000

Issuance of shares for private placement	400,000	40,000	—	—	40,000

Net loss for the year	—	—	(20,911)	—	(20,911)

Foreign currency translation adjustment	—	—	—	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	$158,263	$(73,564)	$130	$84,829

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Restated Financial Statements

Subsequent to the issuance of the financial statements for the years ended March 31, 2008, the Company restated certain balance sheet items.  The following is a summary of the effects of these changes on the Company’s balance sheet as of  March 31, 2008.

Balance Sheet:	As Originally Stated	Adjustment		As Restated

Total current assets	$79,471	—		$79,471
Plant, machinery and equipment, net	91			91
totalTotal assets	79,562			79,562

Current liabilities	128,247	(115,974	)(A)	12,273

Stockholders’ equity	(48,685)	115,974	(A)	67,289

Total liabilities and stockholders’ equity	79,562			79,562

(A)  Loans from directors converted to equity
14

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements for the years ended March 31, 2007, the Company restated certain balance sheet items.  The following is a summary of the effects of these changes on the Company’s balance sheet as of  March 31, 2007.

Balance Sheet:	As Originally Stated	Adjustment		As Restated

Total current assets	$104,925	—		$104,925
Plant, machinery and equipment, net	3,754			3,754
totalTotal assets	108,679			108,679

Current liabilities	134,333	(115,974	)(A)	18,359

Stockholders’ equity	(25,654)	115,974	(A)	90,320

Total liabilities and stockholders’ equity	108,679			108,679

(A)	Loans from directors converted to equity

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

(B) Adjustment to the oringially stated cash flows

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements for the years ended March 31, 2008 and 2007 the Company restated its common stock balance due to conversion of directors loans to equity. The following is a summary of the effects of these changes on the Company’s Statement of Changes in Stockholders’ Equity as of  March 31, 2008 and 2007.

Common stock:	As Originally Stated	Adjustment		As Restated

Balance March 31, 2006	$1,289	115,974	(A)	$117,263

BalaBalance March 31, 2007	1,289	115,974	(A)	117,263

Balance March 31, 2008	1,289	115,974	(A)	117,263

(A)Loans from directors converted to equity

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

