Form 20-F/A
period 2009-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2010-01-08
CIK 1456787

As filed with the Securities and Exchange Commisssion on January 8, 2010
File No. 0-53593

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
☐ Yes     ☐ No

INTRODUCTORY NOTE TO THE ANNUAL REPORT ON FORM
20-F/A, AS AMENDED, DATED JANUARY 7, 2010

The sole purpose of this amendment to the annual report on Form 20-F/A is to file as exhibits in Item 19 the certifications: (1) with respect to internal control over financial reporting, required by Rules 13a-15(e) and 15d-15(c) of the Securities Exchange Act of 1934 (“1934 Act”), and (2) with respect to disclosure controls and procedures, required by Rule 13a-14(b) of the 1934 Act and Section 350 of Chapter 63 of Title 18 of the United States Codes.

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

Exhibit Index

Exhibit No.	Description

1*	Memorandum and Articles of Association

2*	Specimen Common Stock Certificate

4.1*	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2*	August 28, 2008 Agreement supplementing August 25 Agreement

8*	Subsidiaries

12.1**	Certificate of Chief Financial Officer concerning disclosure controls and procedures

12.2**	Certificate of Chief Financial Officer concerning disclosure controls and procedures

13.1**	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

13.2**	Certification of Cjhief Financial Officer Pursuant to Title 18, United States Code, Section 1350

15*	Consents of Auditors

99*	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F

*	Previously filed.
**	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, January 7, 2010	By:	/s/ Yue Kou
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

