Form 20-F
period 2010-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2010-10-19
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _______________ to _____________

Commission File Number 0-53593
Dragon Jade International Limited
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 1503, The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong SAR, China
(Address of principal executive offices)

WONG Ka Ming
Tel: 852 – 2527 8368    Fax: 852 – 2527 0612
Suite 1503, The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong SAR, China
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.     30,410,000 shares of common stock,, no par value

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes    ☐ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required t file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes      No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

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

 Yes     ☐ No

____________

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

HUNG Kwok Wing (“Sonny”) has served as a director of Dragon Jade since August 2008 and Vice President of KASH since March 2008.

KOU Yue (“Ivory”) has served as Chief Financial Officer of Dragon Jade since August 2008 and Chief Financial Officer of KASH since February 2006.

LAM Lai Sheung (“Christine”) has served as Secretary of Dragon Jade since August 2008 and Secretary of KASH since inception on October 31, 2003.

The business address of all our directors and senior management is 1601 Beverly House, 93-107 Lockhart Road, Wanchai,, Hong Kong SAR, China.

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

A. Selected financial data:  Dragon Jade was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  Our only subsidiary, KASH Strategic Ltd. (“KASH”), incorporated in Hong Kong on October 31, 2003, had only limited operations until the fiscal year ended March 31, 2006.  The following table presents selected financial data for the four fiscal years ended March 31, 2010 for Dragon Jade:

	Year-ended March 31
	2010	2009	2008	2007
Revenues	$3,869	$10,292	$11,995	$221,069
Loss From Operations	(46,371)	(20,911)	(22,910)	(15,345)
Comprehensive Loss	(46,469)	(23,460)	(23,031)	(17,792)
Total Assets	50,523	84,829	79,562	108,679
Shareholders’ Equity	38,363	84,829	(48,685)	(25,654)
Shares Outstanding	30,410,000	34,410,000	10,000	10,000

(1) Excluding long term debt and redeemable preferred stock.
(2) Adjusted to reflect changes in capital.

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars (“US$”), except where otherwise indicated. The following tables present, in Hong Kong dollars (“HK$”), the exchange rates for US$1.00, based on the noon buying rate in New York City for cable transfers in HK$, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for each of the years ended March 31, 2006, 2007,2008 ,2009. and 2010.

12-month Period Ending March 31
	2010	2009	2008	2007	2006	2005

High		7.8159	7.8289	7.8177	7.7995	7.8010
Low		7.7497	7.7497	7.7510	7.7506	7.7698
End of Period	7.7640	7.7500	7.7819	7.8137	7.7597	7.7990
Average	7.7537	7.7731	7.7946	7.7817	7.7652	7.7935

B. Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock,, no par value,.  As of March 31, 2010, there were 30,410,000 issued and outstanding shares of common stock.

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

Risks Related to Our Business

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $46,469 for the fiscal year ending March 31, 2010., The Company  had a working capital of $38,363 and a retained earnings deficit of $119,935 as of March 31 2010.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

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

Our business is difficult to evaluate because of our limited operating history.  We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 31, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $46,469 for the fiscal year ending March 31 2010  and had a retained earnings deficit of $119,935 as at March 31, 2010., and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

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

Risks Related to Our Common Stock

There is no established or liquid trading market for shares of our common stock. Although we intend to apply for  a quotation of our shares on the OTC Bulletin Board (“OTCBB”),  there can be no assurance that our shares will qualify for the OTCBB.  If we do not satisfy all the applicable requirements of  the OTCBB,, we expect that our shares may be quoted and traded from time to time on the Pink Sheets.  Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

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

The principal executive offices of the companies are located  at1601 Beverly House, 93-107 Lockhart Road, Wanchai, Hong Kong SAR, China; the telephone number is 852-2527 8368.  There is no agent for service in the United States, WONG Ka Ming is the contact person for purposes of this Form 20-F registration statement.

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

 Organizational Structure

D. Property, Plants and Equipment

Except for some furniture and fixtures and office equipment like computers and fax machines, neither Dragon Jade nor KASH has any other property or plants.  The principal executive offices (shared by both Dragon Jade and KASH) at Suite 1503, The Phoenix, 21-25 Luard Road,  Wanchai, Hong Kong SAR. China, consisting of  670         square feet used for offices and conferences, are leased for $ 1,600 per month pursuant to a lease expiring on September 11,2010 with renewal options.  Management considers the leased space adequate for its operational needs for the foreseeable future.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $46,469 for the fiscal year ending March 31, 2010. and had a retained earnings deficit of $119,935 as at March 31, 2010.. Because of the capitalization of a directors loan  of $115,654 in KASH in July 2008 and a placement of 410,000 shares of the company’s common stock to 41 unrelated third parties for a consideration of $41,000 in September 2008, the company had a working capital of $38,363 as at March 31, 2010.  The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

A.  Operating results.

Revenue for the fiscal year ended March 31 2010 decreased 62% to $3,869  from $10,292 for fiscal year 2009, while the net  comprehensive loss increased to $46,469 from $23,460 for the year-ended March 31, 2009. For the fiscal year ended March 31, 2008, we had revenue of $11,995 and a comprehensive loss of $23,031, The ongoing impact of the financial turmoil of the US since 2008 had made it more difficult for us to secure customers.

Selling, general and administrative expenses totaled $50,274 for fiscal year 2010, an increase of 60.5% from $31,330 for fiscal year 2009. The  increase  in expenses of $18,944  was principally due to an increase in the professional fees  paid in connection to the Company’s filing for registration with the SEC, and for trading approval from FINRA.. Selling, general and administrative expenses for fiscal 2008 totaled $36,556.

For the year-ended March 31, 2010, the company had  interest income of $34. This compares with interest income of $127 for the year-ended March 31, 2009 and $1,551 for the year-ended March 31, 2008. The reduction in interest income reflects both lower cash balances and a reduction in the interest paid on the funds. For the year-ended March 31, 2008, the Company also had miscellaneous income of $100.

For the year-ended March 31, 2010, the company had a currency exchange loss of $98 compared with currency exchange losses of $2,549 and $121 for the years ended Mach31, 2009 and 2008, respectively. These currency exchange losses resulted from the Chinese currency appreciating against the Hong Kong currency which is tied to the U.S. Dollar.

Although the economy in China as well as most of the rest of the world has experienced considerable turmoil and uncertainty since 2008, our senior management nevertheless has determined to devote considerable efforts to marketing during fiscal year 2011 in an attempt to generate new business. Management has participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in both China and Hong Kong in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers and other professional bodies like law firms and accounting firms with the aim of securing new clients through referrals.

B.  Liquidity and capital resources.

As of March 31, 2010, the company had a working capital of $38,363. This compares with working capital of $84,799as of March 31, 2009. The Company estimates its working capital needs for the next 12 months to be approximately $40,000.  As of March 31, 2010, it has sufficient funds on hand to meet  such needs.

The original shareholders of KASH, Mr. Wong and Mr. Hung, directors of the company, had taken up the responsibility to see that the company has sufficient liquidity and possesses adequate capital resources to carry on its business.  Although they are not legally obligated to do so, it is expected that Mr. Wong and Mr. Hung will continue to provide liquidity from their individual resources as necessary. As substantial shareholders of the company, Mr. Wong and Mr. Hung are committed to the continuous operation of the Company and have previously provided liquidity to the Company.

C.  Research and development, patents and licenses, etc.

None/Not applicable.

D.  Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our prospective clients and therefore our results of operation during the calendar year 2011.. We anticipate that we will continue to reduce our expenses and to look to our directors to provide necessary liquidity to meet our obligations.  We also may consider making a public or private offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

None/Not applicable.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

WONG Ka Ming, age 57, has served as President and a director of Dragon Jade since August 2008 and as President and a director of KASH since inception on October 31, 2003.  Prior thereto, from 2000 to 2001, Mr. Wong was a director of Man Sang Holding Inc., a publicly held company engaged in the purchasing, processing, assembling, merchandising, and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company in Hong Kong engaged in public and investors relations. In 2002, he was a director of Stanford Capital International Ltd., a private company in Hong Kong engaged in investor relations. From 1997 to 1999, Mr. Wong was a director of Regal Financial Services Ltd., a private company which specialized in investments and fund management in China.  Previously, for more than 10 years, he had served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.  Mr. Wong earned B.S. Sci. and M.B.A. degrees from the Chinese University of Hong Kong.

HUNG Kwok Wing (“Sonny”), age 46, has served as a director of Dragon Jade since August 2008 and has served as Vice President of KASH since March 2008.  Mr. Hung served as Assistant to the Chairman of Man Sang Holding Inc. from March 2002 to January 2008, except in 2002 when he was an executive officer of ZMGI Corporation; he had joined Man Sang in November 1996 as Vice President.  Prior thereto, for more than 10 years, Mr. Hung had served as an executive and/or executive officer of several banking and financial institutions based in Hong Kong, Mr. Hung received a B.S. degree in Finance and Banking from San Francisco State University, an M.B.A. degree from Baptist University and a Masters degree in Accountancy from the Chinese University of Hong Kong.

KOU Yue (“Ivory”), age 35, has served as Chief Financial Officer of Dragon Jade since August 2008 and as Chief Financial Officer of KASH since February 2006. Before joining the Company, since 2002, she was the financial manager of China Broadcasting Holding Ltd., a listed company in Hong Kong. From 1996 to 2002, she held senior management positions in several accounting firms in Hong Kong and China.  She is a member of professional accounting groups HKICPA, ACCA and CICPA.  Ms. Kou received a B.S. degree in Business Administration from the Tianjin Finance and Economic University and a Masters degree in Banking from the City University of Hong Kong.

LAM Lai Sheung (“Christine”), age 57, has served as Secretary of Dragon Jade since August 2008 and as Secretary of KASH since inception on October 31, 2003. She is responsible for the administrative work of the Company. Before joining KASH, she had worked as Administrative Officer and Executive Secretary with a number of private and public enterprises like the Hong Kong Jockey Club, ZMGI Corporation and ABC Communications Ltd. in Hong Kong.

There is no family relationship between any of the directors and officers of Dragon Jade or KASH.

B. Compensation.

None of our officers and directors received any compensation from Dragon Jade.  However, all of our officers and directors are entitled to receive compensation from KASH for services rendered to KASH.

Mr. WONG as President of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2010.

Mr. HUNG joined KASH as Vice President in March 2008 and did not receive any compensation or benefits during the fiscal year ended March 31, 2010.

Ms. KOU as Chief Financial Officer of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2010.

Ms. LAM as Secretary of Kash did not receive any compensation or benefits during the fiscal year ended March 31, 2010.

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

D.  Employees.

We had 4 employees at the end of the last fiscal year ended March 31, 2010, all of whom were members of senior management, and an average of  3 employees during the past three fiscal years, all of whom were members of senior management.  Each of the members of senior management devotes approximately 10  hours per week of his/her time to the business of KASH and Dragon Jade, on an “as needed” basis..

E.  Share Ownership.

The shares of Dragon Jade are beneficially owned by WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Limited, who are in a position to “control” Dragon Jade by virtue of their shareholdings and positions. The following table sets forth, as of March 31, 2010 and , the beneficial ownership of shares of the common stock of Dragon Jade beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of common stock and (2) each of the members of senior management identified in Item 6.B., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Number of Shares	Percent of Shares (%)
WONG Ka Ming	10,500,000	34.5
HUNG Kwok Wing	10,500,000	34.5
KOU Yue	-0-	-0-
LAM Lai Sheung	-0-	-0-
Metrolink Holdings Ltd.*	9,000,000	29.5
____________

* Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2010 , our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 10,500,000 shares of Dragon Jade common stock, or 34.5%, 10,500,000 shares or 34.5% and 9,000,000 shares or 29.5%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of  HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on November 26, 2008 for no (-0-) consideration. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

None of our 30,410,000 issued and outstanding shares of common stock as of March 31, 2010  is held by persons in the United States.  Of the issued and outstanding shares, 30,410,000, or 100%, are held by 44 holders of record in Hong Kong. We are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

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

Dragon Jade had sold 10,000 shares to Mr. Wong Yan Sang (unrelated to Mr. Wong Ka Ming), the founding shareholder, at consideration of $0.10 per share, a term we considered to be fair to us, or a total of $1,000 and had a private placement of 400,000 shares to 40 individual unrelated parties in Hong Kong at consideration of US$0.1 per share, or a total US$40,000. All subscription money was deposited to a bank account of Asset Intelligence Ltd.  because Dragon Jade had not yet opened any bank account at the time of the placement; Mr. WONG is the director of Asset Intelligence.  All the operation expenses of Dragon Jade have been paid through the bank account of Asset Intelligence, including the incorporation cost of Dragon Jade and legal fees; therefore the net balance due from Asset Intelligence is US$27,447. The amount  is expected to be received from Asset Intelligence before December 31, 2009. The Company considers the terms of keeping the funds in the account of Asset Intelligence to be fair as there is no cost to the registrant and that Asset Intelligence receives no compensation for the use of the account. There were no capital transactions during the year-ended  March 31, 2010.

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

A. Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement, after “Signatures”:

Dragon Jade International Ltd.

Consolidated Balance Sheet as of March 31, 2009and 2010
Consolidated Statements of Operations and Comprehensive Loss for the year ended March , 2008, 2009 and 2010
Consolidated Statements of Cash Flow for the year ended March 31 2008, 2009 and 2010
Consolidated Statements of Change in Stockholders Equity (Deficit) for the year ended March 31, 2008, 2009 and 2010.
Notes to Consolidated Financial Statements

B.  Significant Changes. - None

Item 9.	The Offer and Listing

A.  Offer and listing details.

There is no established or liquid trading market for shares of our common stock.  We have applied for  a quotation of our shares on the OTC Bulletin Board (“OTCBB”). There are qualitative and quantitative requirements for eligibility of shares on the OTCBB.  If we do not satisfy all the applicable requirements for the OTCBB, we expect that our shares may be quoted and traded from time to time on the Pink Sheets, which does not have such requirements; such market is less established, orderly and reliable than the OTCBB.  Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

The initial bid and asked prices submitted for quotation by the sponsoring broker-dealer will be determined arbitrarily by negotiation between that broker-dealer and us and may not necessarily bear any relationship to our asset value, earnings, financial condition or other established criteria of value; such prices will be subject to change as a result of market conditions and other factors.

The transfer agent for our shares is Interwest  Transfer Company, Inc., 1981 East  MurryHolladay Road, Suite 100, Salt Lake City, Utah 84117.

B.  Plan of distribution.  Not applicable.

C.  Markets.

We intend to seek admission to the OTC Bulletin Board for quotation and trading, but there is no assurance that our application will be approved.  See Item 9A, above.

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

G.  Statement by experts.  The auditors of the Company are Gruber & Company, LLC,  121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367.  The financial statements included as part of this registration statement have been included herein in reliance upon the authority of such auditors as experts in accounting and auditing.

H.  Documents on display.  Item 19 sets forth a list of exhibits; that list is incorporated herein by reference.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2010, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2010, the Company's internal control over financial reporting was effective.

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

We haven’t yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before December 31, 2011.

Item 16C.	Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended March 31, 2009 for professional services rendered by Gruber & Company, LLC, 121 Civic Center Drive, Suite 225, Lake Saint Louis, Missouri 63367, our principal accountant for the audit of our annual financial statements, were $ 2,500 for fiscal 2009 and $ 2,500 for fiscal 2010.

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

Exhibit Index

Exhibit No.	Description

1*	Memorandum and Articles of Association

2*	Specimen Common Stock Certificate

4.1*	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2*	August 28, 2008 Agreement supplementing August 25 Agreement

8*	Subsidiaries

12.1**	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12..2**	Certificate of Chief Financial Officer Pursuant to Section 302 0f the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

13.2**	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350

*	Previously filed.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, October 15, 2010	By:	/s/ Wong Ka Ming

Wong Ka Ming, Chief Executive Officer

Hong Kong, October 15,2010
By: /s/ Yue Kou
Yue Kou, Chief Financial officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dragon Jade International Limited

We have audited the accompanying balance sheets of Dragon Jade International Limited as of March 31, 2010, and 2009 and the related statements of operations and comprehensive loss, stockholders' deficit, and cash flows for each of the years in the three-year period ended March 31, 2010.  Dragon Jade International Limited's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Jade International Limited as of March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 10 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations.  Management's plan in regard to these matters are also described in Note 10.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC
Lake Saint Louis, Missouri
October 14, 2010

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Balance Sheets

	March 31,	March 31,
	2010	2009
Assets
Current assets
Cash and Bank Deposits	$50,412	$62,341
Amount due from Related Parties	3	22,450
Deposit & Other receivable	8	8
Total current assets	50,423	84,799

Plant, machinery and equipment, net	0	30

Total assets	50,423	84,829

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	12,060	0
Total current liabilities	12,060	0

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,263
Retained earnings	(119,935)	(73,564)
Other Comprehevsive Income	32	130
Total stockholders' equity	38,363	84,829

Total liabilities and stockholders' equity	$50,423	$84,829

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statement of Operations and Comprehensive Loss
For the Year ended March 31, 2010

	For the years ended
	March 31,

	2010	2009	2008

Revenue	$3,869	$10,292	$11,995

Expenses
Selling, general and administrative	(50,274)	(31,330)	(36,556)

Income/(loss) from operations	(46,405)	(21,038)	(24,561)

Other income	0	0	100
Interest income	34	127	1,551
Total other income	34	127	1,651

Loss from operations	(46,371)	(20,911)	(22,910)

Income tax	0	0	0

Net loss	(46,371)	(20,911)	(22,910)

Currency exchange loss	(98)	(2,549)	(121)

Comprehensive loss	$(46,469)	$(23,460)	$(23,031)

Net Loss per share	$(0.002)	$(0.001)	$(0.001)

Net Comprehensive loss per share	$(0.002)	$(0.001)	$(0.001)

Weighted average common shares outstanding	30,410,000	30,410,000	30,000,000

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Changes in Stockholders' Equity (Deficit)

	Common		Retained Earnings (Deficit)	Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Shares	Stock

Balance, March 31, 2007	30,000,000	117,266	(29,743)	2,800	(25,654)

Net loss for the year	--	--	(22,910)	--	(22,910)

Foreign currency translation adjustment	--	--	--	(121)	(121)

Balance, March 31, 2008	30,000,000	$117,266	$(52,653)	$2,679	$67,292

Issuance of shares to founders	10,000	1,000	--	--	1,000

Issuance of shares for private placement	400,000	40,000	--	--	40,000

Net loss for the year	--	--	(20,911)	--	(20,911)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	158,266	(73,564)	130	84,832

Net loss for the year	--	--	(46,371)	--	(46,371)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(98)	(98)

Balance, March 31, 2010	30,410,000	158,266	(119,935)	32	38,363

See accompanying notes to consolidated financial statements

DRAGON JADE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows
For the Year Ended March 31, 2010

	For the Years Ended
	March 31,
	2010	2009	2008
Cash flows from operating activities
Net loss	$(46,371)	$(20,911)	$(22,910)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	30	60	3,678
Changes in assets and liabilities:
Deposits and other receivables - Related	22,447	(22,384)	5,991
Deposits and other receivables - Third	0	0	8,282
Accounts payables	0	(10,292)	(7,453)
Accrued liabilities and other payables-Third	12,060	(2,316)	817
Net cash (used in) operating activities	(11,834)	(55,843)	(11,595)

Cash flow from investing activities
Acquisition of assets	0	0	0
Acquisition of a subsidiary	0	0	0
Net cash (used in) investing activities	0	0	0

Cash flow from financing activities
Cash advancd from directors	0	0	472
Cash for private placement	0	41,000	0
Cash for issuance of shares	3	0	0
Net cash provided by financing activities	3	41,000	472

Effect of foreign exchange rate changes on cash and cash equivalent	(98)	(2,279)	(116)

Cash and cash equivalents:
Net (decrease) increase	(11,929)	(17,122)	(11,239)
Balance at beginning of period	62,341	79,463	90,702
Balance at end of period	50,412	62,341	79,463

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$115,974	$0

See accompanying notes to financial statements

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding. On August 25, 2008 the Company entered into a merger agreement with KASH Strategic Limited, a privately held corporation.  On January 19, 2009, the Company consummated the transaction contemplated by the merger agreement.  All of the capital stock of KASH Strategic Limited was exchanged for an aggregate of 30,000,000 shares of the Company’s capital stock.  For accounting purposes, the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition, with Dragon Jade International Limited as the legal acquirer and KASH Strategic Limited as the acquired party.  The assets and liabilities of the acquired entity, KASH Strategic Limited will be brought forward at their book value and no goodwill will be recognized.  The historical financial statements are a continuation of the financial statements of KASH Strategic Limited.  Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of March 31, 2010 was as follows:

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

 (c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2010 and 2009, the Company did not have any cash equivalents.

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

 (e) Impairment of Assets

In accordance with ASC Topic 360, formerly Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of March 31, 2010 and 2009, no impairment loss has been recognized.

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

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830-20 formerly SFAS No. 52, "Foreign Currency Translation".  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

March 31, 2010
Balance sheet
US$0.1288 to HK$1.00
Statement of income and comprehensive income	US$0.12897 to HK$1.00

(i) Fair Value of Financial Instruments

ASC Topic 820, formerly SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet.  The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

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

 (k) Accumulated Other Comprehensive Income

The Company follows ASC Topic 220, formerly  Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

 (l) Stock Based Compensation

We account for stock-based compensation in accordance with FASB ASC 718, Compensation – Stock compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under FASB ASC 718 we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 718, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(m) Recent Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (Topic 855); Amendments to Certain Recognition and Disclosure Requirements, effective upon issuance, which removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

In June 2009, the FASB issued the Accounting Standards Codification (“FASB ASC”) as the sole source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements, effective for interim and annual periods ending after September 15, 2009. FASB ASC does not change GAAP, but changes the way accounting principles are referenced in financial statements and notes to financial statements. As required, we adopted FASB ASC in the first quarter of fiscal 2010 and, other than accounting principle resource referencing, FASB ASC had no impact on our financial statements as of and for the years ended June 30, 2010.

In December 2007, the FASB issued changes in accounting requirements for business combinations that are contained in FASB ASC 805, Business Combinations (“FASB ASC 805”). The requirements retain the purchase method of accounting for acquisitions, but require a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The above provisions for changes in accounting requirements prescribed by FASB ASC 805, effective for the Company beginning July 1, 2009, were adopted in the first quarter of fiscal 2010 with no impact on our financial statements as of and for the years ended June 30, 2010.

FASB ASC 820, Fair Value Measurements and Disclosures (“FASB ASC 820”) includes guidance that establishes a standard definition of fair value and a framework under generally accepted accounting principles to measure fair value and expands disclosure requirements for fair value measurements. On July 1, 2008, we adopted the provisions of FASB ASC 820 for assets and liabilities measured or disclosed at fair value on a recurring basis. The provisions of FASB ASC 820 were adopted for nonfinancial assets and liabilities measured on a non-recurring basis on July 1, 2009 and had no impact on our financial statements at June 30, 2010, as we currently have no nonfinancial assets and liabilities measured on a non-recurring basis at fair value.

In June 2008, the FASB issued revisions to FASB ASC 260, Earnings Per Share (“FASB ASC 260”) that prescribe guidelines on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. Further, the revisions clarify that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two class method. As required, we adopted these revisions to FASB ASC 260 effective July 1, 2009.

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have determined that all other recently issued accounting standards will not have a material impact on our consolidated financial statements, or do not apply to our operations.

3.	Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the year.

4.	Officers Compensation Expense

Our financial statements do not reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2010 and 2009. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2010 and 2009 would have increased by $57,500 and $57,500 respectively.

5.	Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

6.	Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2010	2009
Cash at Bank	$50,230	$62,159
Cash on Hand	182	182
Total	$50,412	$62,341

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Related Party Transactions

As of March 31, 2010, the Group has the following balance with related party:-

On January 16, 2009, the Company had issued a total of 30,000,000 shares of the company's common stock to the original shareholders of KSD per a supplementary agreement dated August 28, 2008 regarding the acquisition of KSD by Dragon Jade at consideration of US$3. Subsequently, they paid cash to the Company. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. respectively holds 10,500,000 shares, 10,500,000 shares and 9,000,000 shares of the company's common stock. Worldwide Gateway Co. Ltd., one of the original shareholders of KSD had assigned its interest in the Company to Metrolink Holdings Ltd.

8.	Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region.  Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

9.	Commitments and Contingencies

As of March 31, 2010 and 2009, the company did not have any contingent liabilities.

10.	Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $119,935 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.