Form 20-F
period 2011-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2011-08-15
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _______________ to _____________

Commission File Number 0-53593

Dragon Jade International Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 1503, The Phoenix, 21-25 Luard Road,, Wan Chai, Hong Kong SAR, China

(Address of principal executive offices)

WONG Ka Ming
Tel: 852 – 2527 8368    Fax: 852 – 2527 0612
Suite 1503, The Phoenix, 21-25 Luard Road, Wan Chai, Hong Kong SAR, China

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
Item 17 ☐    Item 18 ☐

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

HUNG Kwok Wing (“Sonny”) has served as a director of Dragon Jade since August 2008 and Vice President of KASH since March 2008.

KOU Yue (“Ivory”) has served as Chief Financial Officer of Dragon Jade since August 2008 and Chief Financial Officer of KASH since February 2006.

LAM Lai Sheung (“Christine”) has served as Secretary of Dragon Jade since August 2008 and Secretary of KASH since inception on October 31, 2003.

The business address of all our directors and senior management is Suite 1503, The Phoenix, 21-25 Luard Road,, Wanchai,, Hong Kong SAR, China.

Our principal bankers are:

Fubon Bank (Hong Kong) Ltd., Shop 31L, Shatin Center, 2-16 Wang Pok Street, Shatin, Hong Kong

Our auditors are: Gruber & Company, LLC, 99 Saybridge Manor Parkway,, Lake Saint Louis, Missouri 63367.  Our auditors adhere to the Quality Control Standards established by the Public Company Oversight Accounting Board (PCAOB) of the Securities and Exchange Commission and the Private Companies Practice Section of the American Institute of Certified Public Accountants (AICPA), AICPA Center for Audit Quality.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected financial data:  Dragon Jade was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  Our only subsidiary, KASH Strategic Ltd. (“KASH”), incorporated in Hong Kong on October 31, 2003, had only limited operations until the fiscal year ended March 31, 2006.  The following table presents selected financial data for the five fiscal years ended March 31, 2011 for Dragon Jade:

(1) Excluding long term debt and redeemable preferred stock.
(2) Adjusted to reflect changes in capital.

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars (“US$”), except where otherwise indicated. The following tables present, in Hong Kong dollars (“HK$”), the exchange rates for US$1.00, based on the noon buying rate in New York City for cable transfers in HK$, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for each of the years ended March 31, 2007,2008 ,2009. 2010 and  2011.

	12-month Period Ending March 31
	2011	2010	2009	2008	2007

High	7.8101	7.7752	7.8159	7.8289	7.8177
Low	7.7506	7.7495	7.7497	7.7497	7.7510
End of Period	7.7500	7.7647	7.7500	7.7819	7.8137
Average	7.7521	7.7541	7.7731	7.7946	7.7817

B. Capitalization and indebtedness:
The Company is authorized to issue 100,000,000 shares of common stock,, no par value,.  As of March 31, 2011, there were 30,410,000 issued and outstanding shares of common stock.

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

Risks Related to Our Business
Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $20,889 for the fiscal year ending March 31, 2011., The Company  had a working capital of $17,474 and a retained earnings deficit of $140,760 as of March 31 2011.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

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

Our business is difficult to evaluate because of our limited operating history.  We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 31, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $20,889 for the fiscal year ending March 31 2011, and had a retained earnings deficit of $140,760  as at March 31, 2011., and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

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

We are dependent on our senior management, particularly WONG Ka Ming and HUNG, Kwok Wing (“Sonny”), to achieve profitability and the loss of either one of them could have a material adverse effect upon business, operating results and financial position.  Our operating results and future success are dependent upon our senior management’s providing and expanding our consulting services to achieve profitability and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled consultants who are experienced in managerial, marketing and customer service. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

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

Risks Related to Our Common Stock
There is no established or liquid trading market for shares of our common stock. Although our shares are eligible to trade on the OTC Bulletin Board (“OTCBB”), under the symbol DGJI.OB, there can be no assurance that our shares will trade.  Therefore, trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

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

The principal executive offices of the companies are located  at Suite 1503, The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong SAR, China; the telephone number is 852-2527 8368.  There is no agent for service in the United States, WONG Ka Ming is the contact person for purposes of this Form 20-F registration statement.

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

 Organizational Structure

D. Property, Plants and Equipment
Except for some furniture and fixtures and office equipment like computers and fax machines, neither Dragon Jade nor KASH has any other property or plants.  The principal executive offices (shared by both Dragon Jade and KASH) at Suite 1503, The Phoenix, 21-25 Luard Road,, Wan Chai, Hong Kong SAR. China, consisting of  670         square feet used for offices and conferences, are leased for $ 1,600 per month pursuant to a lease expiring on September 11,2011 with renewal options.  Management considers the leased space adequate for its operational needs for the foreseeable future.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $20,889 for the fiscal year ending March 31, 2011. and had a retained earnings deficit of $140,760 as at March 31, 2011.. Because of the capitalization of a directors loan  of $115,654 in KASH in July 2008 and a placement of 410,000 shares of the company’s common stock to 41 unrelated third parties for a consideration of $41,000 in September 2008, the company had a working capital of $17,474 as at March 31, 2011.  The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

A.  Operating results.
Revenue for the fiscal year ended  March 31 2011 increased  139.4% to $9,261 from $3,869 for fiscal year 2010, while the net  comprehensive loss decreased to $20,889 from $46,469 for the year-ended March 31, 2010. For the fiscal year ended March 31, 2009, we had revenue of $10,292 and a comprehensive loss of $23,460. The ongoing impact of the financial turmoil of the US since 2008 had made it more difficult for us to secure customers.

Selling, general and administrative expenses totaled $30,106 for fiscal year 2011, a decrease of 40.1% from $50,274 for fiscal year 2010. The decrease in expenses of $20,168 was principally due to a decrease in the professional fees  paid in connection to the Company’s filing for registration with the SEC, and for trading approval from FINRA.. Selling, general and administrative expenses for fiscal 2009 totaled $31,330.

For the year-ended March 31, 2011, the company had interest income of $20. This compares with interest income of $34 for the year-ended March 31, 2010 and $127 for the year-ended March 31, 2009. The reduction in interest income reflects both lower cash balances and a reduction in the interest paid on the funds.

For the year-ended March 31, 2011, the company had a currency exchange loss of $64 compared with currency exchange losses of $98 and $2,549 for the years ended March 31, 2010 and 2009, respectively. These currency exchange losses resulted from the Chinese currency appreciating against the Hong Kong currency which is tied to the U.S. Dollar.

Although the economy in China as well as most of the rest of the world has experienced considerable turmoil and uncertainty since 2008, our senior management nevertheless has determined to devote considerable efforts to marketing during  fiscal  year 2012 in an attempt to generate new business. Management has participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in both China and Hong Kong in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers and other professional bodies like law firms and accounting firms with the aim of securing new clients through referrals.

B.  Liquidity and capital resources.

As of March 31, 2011, the company had a working capital of $17,474. This compares with working capital of $38,363 as of March 31, 2010. The Company estimates its working capital needs for the next 12 months to be approximately $20,000.  As of March 31, 2011,  it had in sufficient funds on hand to meet  such needs.

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

None/Not applicable.

D.  Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our prospective clients and therefore our results of operation during the calendar year 2011. We anticipate that we will continue to reduce our expenses and to look to our directors to provide necessary liquidity to meet our obligations.  We also may consider making a public or private offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

None/Not applicable.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

WONG Ka Ming, age 58, has served as President and a director of Dragon Jade since August 2008 and as President and a director of KASH since inception on October 31, 2003.  Prior thereto, from 2000 to 2001, Mr. Wong was a director of Man Sang Holding Inc., a publicly held company engaged in the purchasing, processing, assembling, merchandising, and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company in Hong Kong engaged in public and investors relations. In 2002, he was a director of Stanford Capital International Ltd., a private company in Hong Kong engaged in investor relations. From 1997 to 1999, Mr. Wong was a director of Regal Financial Services Ltd., a private company which specialized in investments and fund management in China.  Previously, for more than 10 years, he had served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.  Mr. Wong earned B.S. Sci. and M.B.A. degrees from the Chinese University of Hong Kong.

HUNG Kwok Wing (“Sonny”), age 47, has served as a director of Dragon Jade since August 2008 and has served as Vice President of KASH since March 2008.  Mr. Hung served as Assistant to the Chairman of Man Sang Holding Inc. from March 2002 to January 2008, except in 2002 when he was an executive officer of ZMGI Corporation; he had joined Man Sang in November 1996 as Vice President.  Prior thereto, for more than 10 years, Mr. Hung had served as an executive and/or executive officer of several banking and financial institutions based in Hong Kong, Mr. Hung received a B.S. degree in Finance and Banking from San Francisco State University, an M.B.A. degree from Baptist University and a Masters degree in Accountancy from the Chinese University of Hong Kong.

KOU Yue (“Ivory”), age 36, has served as Chief Financial Officer of Dragon Jade since August 2008 and as Chief Financial Officer of KASH since February 2006. Before joining the Company, since 2002, she was the financial manager of China Broadcasting Holding Ltd., a listed company in Hong Kong. From 1996 to 2002, she held senior management positions in several accounting firms in Hong Kong and China.  She is a member of professional accounting groups HKICPA, ACCA and CICPA.  Ms. Kou received a B.S. degree in Business Administration from the Tianjin Finance and Economic University and a Masters degree in Banking from the City University of Hong Kong.

LAM Lai Sheung (“Christine”), age 58, has served as Secretary of Dragon Jade since August 2008 and as Secretary of KASH since inception on October 31, 2003. She is responsible for the administrative work of the Company. Before joining KASH, she had worked as Administrative Officer and Executive Secretary with a number of private and public enterprises like the Hong Kong Jockey Club, ZMGI Corporation and ABC Communications Ltd. in Hong Kong.

There is no family relationship between any of the directors and officers of Dragon Jade or KASH.

B. Compensation.

None of our officers and directors received any compensation from Dragon Jade.  However, all of our officers and directors are entitled to receive compensation from KASH for services rendered to KASH.

Mr. WONG as President of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2011.

Mr. HUNG joined KASH as Vice President in March 2008 and did not receive any compensation or benefits during the fiscal year ended March 31, 2011.

Ms. KOU as Chief Financial Officer of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2011.

Ms. LAM as Secretary of Kash did not receive any compensation or benefits during the fiscal year ended March 31, 2011.

None of the members of senior management receives any other form of remuneration, such as bonuses, stock awards, stock options, or perquisities such as country club memberships or automobiles.

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

We currently do not have an audit committee or a remuneration committee, but intend to authorize such committees, adopt their policies and procedures and appoint their members, no later than the fiscal year ending March 31, 2012.

D.  Employees.

We had 4 employees at the end of the last fiscal year ended March 31, 2011, all of whom were members of senior management, and an average of  3 employees during the past three fiscal years, all of whom were members of senior management.  Each of the members of senior management devotes approximately 10 hours per week of his/her time to the business of KASH and Dragon Jade, on an “as needed” basis..

E.  Share Ownership.

The shares of Dragon Jade are beneficially owned by WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Limited, who are in a position to “control” Dragon Jade by virtue of their shareholdings and positions. The following table sets forth, as of March 31, 2011 and , the beneficial ownership of shares of the common stock of Dragon Jade beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of common stock and (2) each of the members of senior management identified in Item 6.B., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Number of Shares	Percent of Shares (%)
WONG Ka Ming	9,500,000	31.2
HUNG Kwok Wing	9,500,000	31.2
KOU Yue	-0-	-0-
LAM Lai Sheung	-0-	-0-
Metrolink Holdings Ltd.*	8,000,000	25.5

* Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2011, our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 9,500,000 shares of Dragon Jade common stock, or 31.2%, 9,500,000 shares or 31.2% and 8,000,000 shares or 25.5%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on November 26, 2008 for no (-0-) consideration and during the fiscal year-ended March 31, 2011 each of the three principal shareholders sold 1,000,000 share, respectively, of their common stock to non-related third parties. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

None of our 30,410,000 issued and outstanding shares of common stock as of March 31, 2011, is held by persons in the United States.  Of the issued and outstanding shares, 30,410,000, or 100%, are held by 46 holders of record in Hong Kong. We are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

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

Subsequent to the closing of the interim period ended November 30, 2008, on January 16, 2009, we issued a total of 30,000,000 Dragon Jade shares to the original shareholders of KASH pursuant to a supplementary agreement dated August 28, 2008 regarding the acquisition of KASH by Dragon Jade. As a result, Mr. WONG Ka Ming, Mr. HUNG Kwok Wing and Metrolink Holdings Ltd. were issued and 10,500,000 shares, 10,500,000 shares and 9,000,000 shares, respectively.  Worldwide Gateway Co. Ltd., one of the original shareholders of KASH, had assigned its interest in Dragon Jade to Metrolink. Subsequently, each of these three shareholders has sold 1,000,000 shares each to three unrelated parties.

Dragon Jade had sold 10,000 shares to Mr. Wong Yan Sang (unrelated to Mr. Wong Ka Ming), the founding shareholder, at consideration of $0.10 per share, a term we considered to be fair to us, or a total of $1,000 and had a private placement of 400,000 shares to 40 individual unrelated parties in Hong Kong at consideration of US$0.1 per share, or a total US$40,000. All subscription money was deposited to a bank account of Asset Intelligence Ltd. because Dragon Jade had not yet opened any bank account at the time of the placement; Mr. WONG is the director of Asset Intelligence.  All the operation expenses of Dragon Jade have been paid through the bank account of Asset Intelligence, including the incorporation cost of Dragon Jade and legal fees. As of March 31, 2011, all subscription money from the private placement had been deployed to pay for the various expenses of Dragon Jade, and there is zero (0) balance due from Asset Intelligence.There were no capital transactions during the year-ended  March 31, 2011.

C.  Interests of experts and counsel.  No counsel or accountant for the company has been employed on a contingent basis or owns shares in the company or in KASH.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement, fter “Signatures”:

Dragon Jade International Ltd.
Consolidated Balance Sheet as of March 31, 2010 and 2011.
Consolidated Statements of Operations and Comprehensive Loss for the year ended March , 2009, 2010 and 2011.
Consolidated Statements of Cash Flow for the year ended March 31 2009, 2010 and 2011.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the year ended March 31, 2009, 2010 and 2011.
Notes to Consolidated Financial Statements

B.  Significant Changes. - None

Item 9.	The Offer and Listing

A.  Offer and listing details.

There is no established or liquid trading market for shares of our common stock.  Although our shares are eligible to trade on the OTC Bulletin Board (“OTCBB”) under the symbol DGJI.OB, there has been no trading in our stock to date.

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

C.  Markets.

Our shares are eligible to trade on the OTCBB Market under the symbol DGJI.OB.  See Item 9A, above.

D.  Selling shareholders.  Not applicable.

E.  Dilution.  Not applicable.

F. Expenses of the issue.  Not applicable.

Item 10.	Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 no par value of a single class.  As of March 31, 2011, our recent fiscal year end, and the latest practical date, 30,410,000 of our authorized shares were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any dividend paid by the company and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the company.  Holders of common stock do not have preemptive rights to purchase additional shares or other subscription rights.  The common stock carries no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of common stock are entitled to share equally in dividends from legally available sources as determined by the board of directors.  Upon dissolution or liquidation of the company, whether voluntary or involuntary, holders of common stock are entitled to receive assets of the company available for distribution to shareholders.

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

G.  Statement by experts.  The auditors of the Company are Gruber & Company, LLC, 99 Saybridge Manor Parkway, Lake Saint Louis, Missouri 63367.  The financial statements included as part of this registration statement have been included herein in reliance upon the authority of such auditors as experts in accounting and auditing.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2011, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2011, the Company's internal control over financial reporting was effective.

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

We haven’t yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before December 31, 2012.

Item 16C.	Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended March 31, 2011 for professional services rendered by Gruber & Company, LLC, 99 Saybridge Manor Parkway,, Lake Saint Louis, Missouri 63367, our principal accountant for the audit of our annual financial statements, were $ 2,500 for fiscal 2010 and $ 2,500 for fiscal 2011.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, August 10, 2011	By:	/s/ Wong Ka Ming

Hong Kong, August 10, 2011	By:	/s/ Kou Yue

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dragon Jade International Limited

We have audited the accompanying balance sheets of Dragon Jade International Limited as of March 31, 2011, and 2010 and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2011.  Dragon Jade International Limited’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our results.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Jade International Limited as of March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 10 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations.  Management’s plan in regard to these matters are also described in Note 10.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC
Lake Saint Louis, Missouri
July 29, 2011

Balance Sheet

Current assets
Cash and Bank Deposits	$17,595	$50,412
Amount due from Related Parties	0	3
Deposit & Other receivable	8	8
Total current assets	17,603	50,423

Plant, machinery and equipment, net	0	0

Total assets	17,603	50,423

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	129	12,060
Total current liabilities	129	12,060

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,266
Retained earnings	(140,760)	(119,935)
Other Comprehevsive Income	(32)	32
Total stockholders' equity	17,474	38,363

Total liabilities and stockholders' equity	$17,603	$50,423

Statement of Operations

	2011	2010	2009

Revenue	$9,261	$3,869	$10,292

Expenses
Selling, general and administrative	(30,106)	(50,274)	(31,330)

Income/(loss) from operations	(20,845)	(46,405)	(21,038)

Other income	0	0	0
Interest income	20	34	127
Total other income	20	34	127

Loss from operations	(20,825)	(46,371)	(20,911)

Income tax	0	0	0

Net loss	(20,825)	(46,371)	(20,911)

Currency exchange loss	(64)	(98)	(2,549)

Comprehensive loss	$(20,889)	$(46,469)	$(23,460)

Net Loss per share	$(0.001)	$(0.002)	$(0.001)

Net Comprehensive loss per share	$(0.001)	$(0.002)	$(0.001)

Weighted average common shares outstanding	30,410,000	30,410,000	30,410,000

Statement of Shareholder Equity

Issuance of shares to founders	10,000	1,000	--	--	1,000

Issuance of shares for private placement	400,000	40,000	--	--	40,000

Net loss for the year	--	--	(20,911)	--	(20,911)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	158,266	(73,564)	130	84,832

Net loss for the year	--	--	(46,371)	--	(46,371)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(98)	(98)

Balance, March 31, 2010	30,410,000	158,266	(119,935)	32	38,363

Net loss for the year	--	--	(20,825)	--	(20,825)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(64)	(64)

Balance, March 31, 2011	30,410,000	158,266	(140,760)	(32)	17,474

Statement of Cash Flows

	For the years ended March 31,
	2011	2010	2009
Cash flows from operating activities
Net loss	$(20,825)	$(46,371)	$(20,911)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	0	30	60
Changes in assets and liabilities:
Deposits and other receivables - Related	3	22,447	(22,384)
Deposits and other receivables - Third	0	0	0
Accounts payables	0	0	(10,292)
Accrued liabilities and other payables-Third	(11,931)	12,060	(2,316)
Net cash (used in) operating activities	(32,753)	(11,834)	(55,843)

Cash flow from investing activities
Acquisition of assets	0	0	0
Acquisition of a subsidiary	0	0	0
Net cash (used in) investing activities	0	0	0

Cash flow from financing activities
Cash advancd from directors	0	0	0
Cash for private placement	0	0	41,000
Cash for issuance of shares	0	3	0
Net cash provided by financing activities	0	3	41,000

Effect of foreign exchange rate changes on cash and cash equivalent	(64)	(98)	(2,279)

Cash and cash equivalents:
Net (decrease) increase	(32,817)	(11,929)	(17,122)
Balance at beginning of period	50,412	62,341	79,463
Balance at end of period	17,595	50,412	62,341

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$0	$0

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

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

Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of March 31, 2011 was as follows:

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2011 and 2010, the Company did not have any cash equivalents.

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

(e) Impairment of Assets

In accordance with ASC Topic 360, formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of March 31, 2011 and 2010, no impairment loss has been recognized.

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

March 31, 2011
Balance sheet
US$0.12855 to HK$1.00
Statement of income and comprehensive income	US$0.12862 to HK$1.00

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

(k) Accumulated Other Comprehensive Income

The Company follows ASC Topic 220 formerly Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

(l) Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC 718, Compensation – Stock compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations.  Under FASB ASC 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 718, Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.  If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(m) New Accounting Pronouncements

In February, 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (Topic 855); Amendments to Certain Recognition and Disclosure Requirements, effective upon issuance, which removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

In June 2009, the FASB issued the Accounting Standards Codification (“FASB ASC”) as the sole source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements, effective for interim and annual periods ending after September 15, 2009.  FASB ASC does not change GAAP, but changes the way accounting principles are referenced in financial statements and notes to financial statements.  As required, we adopted FASB ASC in the first quarter of fiscal 2010 and, other than accounting principle resource referencing FASB ASC had no impact on our financial statements as of and for the years ended March 31, 2011.

3.	Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the year.

4.	Officers Compensation Expense

Our financial statements do not reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2011 and 2010. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2011 and 2010 would have increased by $57,500 and $57,500 respectively.

5.	Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

6.	Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2011	2010

Cash at Bank	$17,460	$50,230
Cash on Hand	135	182
Total	$17,595	$50,412

7.	Related Party Transactions

As of March 31, 2011, the Group has the following balance with related party:-

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

As of March 31, 2011 and 2010, the company did not have any contingent liabilities.

10.	Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $140,760 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.