Form 20-F/A
period 2011-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2011-09-19
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F
Amendment No. 1

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

________________

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

None of the members of senior management receives any other form of remuneration, such as bonuses, stock awards, stock options, or pquisities such as country club memberships or automobiles.

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

______________

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

Gruber & Company, LLC
Lake Saint Louis, Missouri
July 29, 2011

Balance Sheet

Plant, machinery and equipment, net	0	0

Total assets	17,603	50,423

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	129	12,060
Total current liabilities	129	12,060

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,266
Retained earnings	(140,760)	(119,935)
Other Comprehevsive Income	(32)	32
Total stockholders' equity	17,474	38,363

Total liabilities and stockholders' equity	$17,603	$50,423

Operating Statement

	2011	2010	2009

Revenue	$9,261	$3,869	$10,292

Expenses
Selling, general and administrative	(30,106)	(50,274)	(31,330)

Income/(loss) from operations	(20,845)	(46,405)	(21,038)

Other income	0	0	0
Interest income	20	34	127
Total other income	20	34	127

Loss from operations	(20,825)	(46,371)	(20,911)

Income tax	0	0	0

Net loss	(20,825)	(46,371)	(20,911)

Currency exchange loss	(64)	(98)	(2,549)

Comprehensive loss	$(20,889)	$(46,469)	$(23,460)

Net Loss per share	$(0.001)	$(0.002)	$(0.001)

Net Comprehensive loss per share	$(0.001)	$(0.002)	$(0.001)

Weighted average common shares outstanding	30,410,000	30,410,000	30,410,000

Stockholder’s Equity

Balance, March 31, 2008	30,000,000	1,289	52,653	2,679	(48,685)

Conversion of S/h loan	115,974				115,974

Issuance of shares to founders	10,000	1,000	--	--	1,000

Issuance of shares for private placement	400,000	40,000	--	--	40,000

Net loss for the year	--	--	(20,911)	--	(20,911)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	158,266	(73,564)	130	84,832

Net loss for the year	--	--	(46,371)	--	(46,371)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(98)	(98)

Balance, March 31, 2010	30,410,000	158,266	(119,935)	32	38,363

Net loss for the year	--	--	(20,825)	--	(20,825)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(64)	(64)

Balance, March 31, 2011	30,410,000	158,266	(140,760)	(32)	17,474

Cash Flow Statement

	For the years ended
	March 31,
	2011	2010	2009
Cash flows from operating activities
Net loss	$(20,825)	$(46,371)	$(20,911)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	0	30	60
Changes in assets and liabilities:
Deposits and other receivables - Related	3	22,447	(22,384)
Deposits and other receivables - Third	0	0	0
Accounts payables	0	0	(10,292)
Accrued liabilities and other payables-Third	(11,931)	12,060	(2,316)
Net cash (used in) operating activities	(32,753)	(11,834)	(55,843)

Cash flow from investing activities
Acquisition of assets	0	0	0
Acquisition of a subsidiary	0	0	0
Net cash (used in) investing activities	0	0	0

Cash flow from financing activities
Cash advancd from directors	0	0	0
Cash for private placement	0	0	41,000
Cash for issuance of shares	0	3	0
Net cash provided by financing activities	0	3	41,000

Effect of foreign exchange rate changes on cash and cash equivalent	(64)	(98)	(2,279)

Cash and cash equivalents:
Net (decrease) increase	(32,817)	(11,929)	(17,122)
Balance at beginning of period	50,412	62,341	79,463
Balance at end of period	17,595	50,412	62,341

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$0	$0

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