Form 20-F
period 2012-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2012-05-11
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2012

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

HUNG Kwok Wing (“Sonny”) has served as a director of Dragon Jade since August 2008 and Vice President of KASH since March 2008. He has served as its chief financial officer since November, 2011.

LAM Lai Sheung (“Christine”) has served as Secretary of Dragon Jade since August 2008 and Secretary of KASH since inception on October 31, 2003.

The business address of all our directors and senior management is Suite 1503, The Phoenix, 21-25 Luard Road, Wanchai,, Hong Kong SAR, China.

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

A.
Selected financial data:  Dragon Jade was incorporated in the British Virgin Islands with limited liabilities on April 14, 2008.  Our only subsidiary, KASH Strategic Ltd. (“KASH”), incorporated in Hong Kong on October 31, 2003, had only limited operations until the fiscal year ended March 31, 2006.  The following table presents selected financial data for t fiscal years ended March 31, 2012 for Dragon Jade:

Revenues                           $24,701
Loss from operations          (7,063)
Comprehensive loss           (7,039)
Stockholder’s equity         10,435

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars.

B. Capitalization and indebtedness:
The Company is authorized to issue 100,000,000 shares of common stock,, no par value,.  As of March 31, 2012, there were 30,410,000 issued and outstanding shares of common stock.
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

Risks Related to Our Business
Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $7,039 for the fiscal year ending March 31, 2012., The Company  had a working capital of $10,435 and a retained earnings deficit of $147,823 as of March 31 2012.   The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

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

Our business is difficult to evaluate because of our limited operating history.  We were incorporated under the BVI Business Companies Act 2004 on April 14, 2008.  We engage in business by and through KASH, which was incorporated under the laws of Hong Kong on October 31, 2003.  As a result, there is only limited historical financial and operating information available on which to base an evaluation of our business.  See Item 4, below.  Moreover, Dragon Jade has sustained losses totaling $7,039 for the fiscal year ending March 31 2012  and had a retained earnings deficit of $147,823  as at March 31, 2012., and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

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

The principal executive offices of the companies are located  at Suite 1503, the Phoenix, 21-25 Luard Road Wanchai, Hong Kong SAR, China; the telephone number is 852-2527 8368.  There is no agent for service in the United States, WONG Ka Ming is the contact person for purposes of this Form 20-F registration statement.

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

Organizational Structure

D. Property, Plants and Equipment
Except for some furniture and fixtures and office equipment like computers and fax machines, neither Dragon Jade nor KASH has any other property or plants.  The principal executive offices (shared by both Dragon Jade and KASH) at Suite 1503, The Phoenix, 21-25 Luard Road,  Wanchai, Hong Kong SAR. China, consisting of  670         square feet used for offices and conferences, are leased for $ 1,600 per month pursuant to a lease expiring on September 11,2012 with renewal options.  Management considers the leased space adequate for its operational needs for the foreseeable future.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern.  Dragon Jade has sustained losses totaling $7,039 for the fiscal year ending March 31, 2012. and had a retained earnings deficit of $147,823 as at March 31, 2012.. Because of the capitalization of a director’s loan of $115,654 in KASH in July 2008 and a placement of 410,000 shares of the company’s common stock to 41 unrelated third parties for a consideration of $41,000 in September 2008, the company had a working capital of $10,435 as at March 31, 2012.  The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

A.  Operating results.
Revenue for the fiscal year ended March 31 2012 increased by $15,440, or 166.7 % to $24,701 from $9,261 for fiscal year 2011.  The increase in revenue resulted from the completion of additional engagements during the fiscal year-ended March 31, 2012.

Selling, general and administrative expenses totaled $30,106 for fiscal year 2012, an increase of  $1,666, or 5.5% from $31,330 for fiscal year 2011. The increase  in expenses was principally due to an increase in  professional fees.

For the year-ended March 31, 2012, the company earned  interest income of $8. This compares with interest income of $20 for the year-ended March 31, 2011. The reduction in interest income reflects both lower cash balances and a reduction in the interest paid on the funds.

For the year-ended March 31, 2012, the company had a currency exchange gain of $24 compared with currency exchange losses of $64 for the year-ended March 31, 2011. These currency exchange losses resulted from the Chinese currency appreciating against the Hong Kong currency which is tied to the U.S. Dollar.

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

B.  Liquidity and capital resources.

As of  March 31, 2012, the company had a working capital of $10,435 and cash of $10,427. This compares with working capital of $17,474 and cash of $17,595 as of March 31, 2011. The Company  estimates its working capital needs for the next 12 months to be approximately $30,000.  As of March 31, 2012, it had insufficient funds on hand to meet  such needs.

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

None/Not applicable.

D.  Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our prospective clients and therefore our results of operation during the calendar year 2012.. We anticipate that we will continue to reduce our expenses and to look to our directors to provide necessary liquidity to meet our obligations.  We also may consider making a public or private offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

None/Not applicable.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

WONG Ka Ming, age 59, has served as President and a director of Dragon Jade since August 2008 and as President and a director of KASH since inception on October 31, 2003.  Prior thereto, from 2000 to 2001, Mr. Wong was a director of Man Sang Holding Inc., a publicly held company engaged in the purchasing, processing, assembling, merchandising, and wholesale distribution of pearls, pearl jewelry products and jewelry products.  In 1999, he was a director of Fidelity Communication Company, a private company in Hong Kong engaged in public and investors relations. In 2002, he was a director of Stanford Capital International Ltd., a private company in Hong Kong engaged in investor relations. From 1997 to 1999, Mr. Wong was a director of Regal Financial Services Ltd., a private company which specialized in investments and fund management in China.  Previously, for more than 10 years, he had served as an executive officer and/or director of several brokerage and investment banking firms in Hong Kong.  Mr. Wong earned B.S. Sci. and M.B.A. degrees from the Chinese University of Hong Kong.

HUNG Kwok Wing (“Sonny”), age 48, has served as a director of Dragon Jade since August 2008,and as its chief financial officer since November 28, 2011. He has served as Vice President of KASH since March 2008.  Mr. Hung served as Assistant to the Chairman of Man Sang Holding Inc. from March 2002 to January 2008, except in 2002 when he was an executive officer of ZMGI Corporation; he had joined Man Sang in November 1996 as Vice President.  Prior thereto, for more than 10 years, Mr. Hung had served as an executive and/or executive officer of several banking and financial institutions based in Hong Kong, Mr. Hung received a B.S. degree in Finance and Banking from San Francisco State University, an M.B.A. degree from Baptist University and a Masters degree in Accountancy from the Chinese University of Hong Kong.

LAM Lai Sheung (“Christine”), age 59, has served as Secretary of Dragon Jade since August 2008 and as Secretary of KASH since inception on October 31, 2003. She is responsible for the administrative work of the Company. Before joining KASH, she had worked as Administrative Officer and Executive Secretary with a number of private and public enterprises like the Hong Kong Jockey Club, ZMGI Corporation and ABC Communications Ltd. in Hong Kong.

There is no family relationship between any of the directors and officers of Dragon Jade or KASH.

B. Compensation.

None of our officers and directors received any compensation from Dragon Jade.  However, all of our officers and directors are entitled to receive compensation from KASH for services rendered to KASH.

Mr. WONG as President of KASH did not receive any compensation or benefits during the fiscal year ended March 31, 2012.

Mr. HUNG joined KASH as Vice President since March 2008 and did not receive any compensation or benefits during the fiscal year ended March 31, 2012.

Ms. LAM as Secretary of Kash did not receive any compensation or benefits during the fiscal year ended March 31, 2012.

   None of the members of senior management  receives any other form of remuneration, such as bonuses, stock awards, stock options , or benefits such as country club memberships or automobiles.

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

D.  Employees.

We had 3 employees at the end of the last fiscal year ended March 31, 2012, all of whom were members of senior management, and an average of  3 employees during the past three fiscal years, all of whom were members of senior management.  Each of the members of senior management devotes approximately 10 hours per week of his/her time to the business of KASH and Dragon Jade, on an “as needed” basis..

E.  Share Ownership.

The shares of Dragon Jade are beneficially owned by WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Limited, who are in a position to “control” Dragon Jade by virtue of their shareholdings and positions. The following table sets forth, as of March 31, 2012 and , the beneficial ownership of shares of the common stock of Dragon Jade beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of common stock and (2) each of the members of senior management identified in Item 6.B., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Number of Shares	Percent of Shares (%)
WONG Ka Ming	9,500,000	.31.2
HUNG Kwok Wing	9,500,000	31.2
	-0-	-0-
LAM Lai Sheung	-0-	-0-
Metrolink Holdings Ltd.*	8,000,000	26.3

* Andy Lai and Lilian Wai are the shareholders of and have a controlling interest in Metrolink Holdings Ltd.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2012 , our major shareholders, WONG Ka Ming, HUNG Kwok Wing and Metrolink Holdings Ltd. beneficially own, respectively, 9,500,000 shares of Dragon Jade common stock, or 31.2%, 9,500,000 shares or 31.2% and 8,000,000 shares or 26.3%.  See Item 6E, above.  On November 5, 2008, Dragon Jade acquired 100% of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for an aggregate of  HK$3 and 30,000,000 Dragon Jade shares.  There has been no change in the beneficial ownership of our major shareholders since November 5, 2008, except that Metrolink Holdings Ltd. was assigned its shares by Worldwide Gateway Co. on November 26, 2008 for no (-0-) consideration. The principal beneficial owners of Worldwide Gateway, Mr. Andy Lai and Miss Lillian Wai, are the principal beneficial owners of Metrolink Holdings Ltd.

None of our 30,410,000 issued and outstanding shares of common stock as of March 31, 2012  is held by persons in the United States.  Of the issued and outstanding shares, 30,410,000, or 100%, are held by 44 holders of record in Hong Kong. We are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

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

Dragon Jade had sold 10,000 shares to Mr. Wong Yan Sang (unrelated to Mr. Wong Ka Ming), the founding shareholder, at consideration of $0.10 per share, a term we considered to be fair to us, or a total of $1,000 and had a private placement of 400,000 shares to 40 individual unrelated parties in Hong Kong at consideration of US$0.1 per share, or a total US$40,000. All subscription money was deposited to a bank account of Asset Intelligence Ltd.  because Dragon Jade had not yet opened any bank account at the time of the placement; Mr. WONG is the director of Asset Intelligence.  All the operation expenses of Dragon Jade have been paid through the bank account of Asset Intelligence, including the incorporation cost of Dragon Jade and legal fees; therefore the net balance due from Asset Intelligence is US$27,447. The amount was received from Asset Intelligence before December 31, 2009. The Company considers the terms of keeping the funds in the account of Asset Intelligence to be fair as there is no cost to the registrant and that Asset Intelligence receives no compensation for the use of the account. There were no capital transactions during the year-ended  March 31, 2012.

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

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this registration statement, after “Signatures”:

Dragon Jade International Ltd.
Consolidated Balance Sheet as of March 31, 2012 and 2011
Consolidated Statements of Operations and Comprehensive Loss for the year ended March 31, 2012 and 2011.
Consolidated Statements of Cash Flow for the year ended March 31, 2012 and 2111.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the year ended March 31, 2012 and 2011.
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

The transfer agent for our shares is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

B.  Plan of distribution.  Not applicable.

C.  Markets.

We intend to seek admission to the OTC Bulletin Board for quotation and trading, but there is no assurance that our application will be approved.  See Item 9A, above.

D.  Selling shareholders. Not applicable.

E.  Dilution.  Not applicable.

F. Expenses of the issue.  Not applicable.

Item 10.	Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 no par value of a single class.  As of March 31, 2012, our recent fiscal year end, and September 30, 2012, the latest practical date, 30,410,000 of our authorized shares were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any dividend paid by the company and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the company..  Holders of common stock do not have preemptive rights to purchase additional shares or other subscription rights.  The common stock carries no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of common stock are entitled to share equally in dividends from legally available sources as determined by the board of directors.  Upon dissolution or liquidation of the company, whether voluntary or involuntary, holders of common stock are entitled to receive assets of the company available for distribution to shareholders.

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

D.  Exchange controls.  Neither the British Virgin Islands, nor Hong Kong has any system of exchange controls and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company’s securities.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2012, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2012, the Company's internal control over financial reporting was effective.

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

Audit Fees:  The aggregate fees for each of the last two fiscal years ended March 31, 2012 for professional services rendered by Gruber & Company, LLC, 99 Saybridge Manor Parkway, Lake Saint Louis, Missouri 63367, our principal accountant for the audit of our annual financial statements, were $0 for fiscal 2012 and $ 0 for fiscal 2012.

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

Exhibit Index

Exhibit No.	Description

1*	Memorandum and Articles of Association

2*	Specimen Common Stock Certificate

4.1*	August 25, 2008 Agreement between WONG Ka Ming, HUNG Kwok Wing and Worldwide Gateway Co., Ltd. and Dragon Jade International Limited concerning the purchase of all the shares of KASH Strategic Ltd.

4.2*	August 28, 2008 Agreement supplementing August 25 Agreement

8*	Subsidiaries

12.1**	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certificate of Chief Financial Officer Pursuant to Section 302 0f the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

13.2**	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350

*	Previously filed.
**	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, May 10, 2012		By:	/s/ Wong Ka Ming

By:	/s/ Hung Kwok Wing
Chief Financial Officer

Wong Ka Ming, Chief Executive Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012
Together With Report Of
Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Dragon Jade International Limited

We have audited the accompanying balance sheets of Dragon Jade International Limited as of March 31, 2012 and 2011 and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2012. Dragon Jade International Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Jade International Limited as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
May 7, 2012

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2012	2011
Assets
Current assets
Cash and Bank Deposits	$10,427	$17,595
Amount due from Related Parties	0	0
Deposit & Other receivable	8	8
Total current assets	10,435	17,603

Plant, machinery and equipment, net	0	0

Total assets	10,435	17,603

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	0	129
Total current liabilities	0	129

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,266
Retained earnings	(147,823)	(140,760)
Other Comprehevsive Income	(8)	(32)
Total stockholders' equity	10,435	17,474

Total liabilities and stockholders' equity	$10,435	$17,603

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2012	2011	2010

Revenue	$24,701	$9,261	$3,869

Expenses
Selling, general and administrative	(31,772)	(30,106)	(50,274)

Income/(loss) from operations	(7,071)	(20,845)	(46,405)

Other income	0	0	0
Interest income	8	20	34
Total other income	8	20	34

Loss from operations	(7,063)	(20,825)	(46,371)

Income tax	0	0	0

Net loss	(7,063)	(20,825)	(46,371)

Currency exchange gain (loss)	24	(64)	(98)

Comprehensive loss	$(7,039)	$(20,889)	$(46,469)

Net Loss per share	$(0.0002)	$(0.001)	$(0.002)

Net Comprehensive loss per share	$(0.0002)	$(0.001)	$(0.002)

Weighted average common shares outstanding	30,410,000	30,410,000	30,410,000

DRAGON JADE INTERNATIONAL LIMITED

Conolidated Statements of Changes in Stockholders' Equity
For the Eight Months Ended November 30, 2008 (Unaudited) and Year Ended March 31, 2008

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2009	30,410,000	$158,266	$(73,564)	$130	$84,832

Net loss for the year	--	--	(46,371)	--	(46,371)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(98)	(98)

Balance, March 31, 2010	30,410,000	158,266	(119,935)	32	38,363

Net loss for the year			(20,825)		(20,825)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	(64)	(64)

Balance, March 31, 2011	30,410,000	158,266	(140,760)	(32)	17,474

Net loss for the year	--	--	(7,063)	--	(7,063)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	24	24

Balance, March 31, 2012	30,410,000	$158,266	$(147,823)	$(8)	$10,435

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2012	2011	2010
Cash flows from operating activities
Net loss	$(7,063)	$(20,825)	$(46,371)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	0	0	30
Changes in assets and liabilities:
Deposits and other receivables - Related	0	3	22,447
Deposits and other receivables - Third	0	0	0
Accounts payables	0	0	0
Accrued liabilities and other payables-Third	(129)	(11,931)	12,060
Net cash (used in) operating activities	(7,192)	(32,753)	(11,834)

Cash flow from investing activities
Acquisition of assets	0	0	0
Acquisition of a subsidiary	0	0	0
Net cash (used in) investing activities	0	0	0

Cash flow from financing activities
Cash advancd from directors	0	0	0
Cash for private placement	0	0	0
Cash for issuance of shares	0	0	3
Net cash provided by financing activities	0	0	3

Effect of foreign exchange rate changes on cash and cash equivalent	24	(64)	(98)

Cash and cash equivalents:
Net (decrease) increase	(7,168)	(32,817)	(11,929)
Balance at beginning of period	17,595	50,412	62,341
Balance at end of period	10,427	17,595	50,412

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding. On August 25, 2008 the Company entered into a merger agreement with KASH Strategic Limited, a privately held corporation.  On January 19, 2009, the Company consummated the transaction contemplated by the merger agreement.  All of the capital stock of KASH Strategic Limited was exchanged for an aggregate of 30,000,000 shares of the Company’s capital stock.  For accounting purposes, the acquisition was accounted for as a recapitalization with the transaction treated as a reverse acquisition, with Dragon Jade International Limited as the legal acquirer and KASH Strategic Limited as the acquired party.  The assets and liabilities of the acquired entity, KASH Strategic Limited were brought forward at their book value and no goodwill was recognized.  The historical financial statements are a continuation of the financial statements of KASH Strategic Limited.  Due to the recapitalization accounting, the common shares amounts in the historical financial statements have been retroactively adjusted to reflect the merger.

Details of the Company’s subsidiary (which together with the Company are collectively referred to as the “Group”) and its principal activity as of March 31, 2012 was as follows:

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2012 and 2011, the Company did not have any cash equivalents.

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

(e) Impairment of Assets

In accordance with ASC Topic 360, formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.  As of March 31, 2012 and 2011, no impairment loss has been recognized.

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

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830, formerly SFAS No. 52, "Foreign Currency Translation".  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

March 31, 2012
Balance sheet
US$0.12877 to HK$1.00	US$0.12865 to HK$1.00
Statement of income and comprehensive income

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

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 718, Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued

(m) New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-11, an amendment to the accounting guidance for disclosure of offsetting assets and liabilities and related arrangements. The amendment expands the disclosure requirements in that entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendment is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and shall be applied retrospectively. We do not expect the adoption of this accounting pronouncement to have a material effect on our financial statements when implemented.

In September 2011, the FASB issued Accounting Standards Update  (ASU) 2011-8an amendment to the accounting guidance for goodwill in order to simplify how companies test goodwill for impairment. The amendment permits an entity to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the twostep goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We elected not to early adopt. We do not expect the adoption of this accounting pronouncement to have a material effect on our financial statements when implemented.

In June 2011, the FASB issued  Accounting Standards Update (ASU) 2011-05 an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, an entity may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In  either case, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. For public companies, the amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and shall  be applied retrospectively. Early adoption is permitted. We elected not to early adopt. Other than a change in presentation, the implementation of this accounting pronouncement is not expected to have a material impact on our financial statements when implemented.

In May 2011, the FASB issued an amendment to the accounting guidance for fair value measurement and disclosure. Among other things, the guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for measurement of the fair value of financial assets and liabilities as well as instruments classified in shareholders’ equity. The guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the guidance to have a material impact on our financial statements when implemented.

There are no other new accounting pronouncements adopted or enacted during the twelve months ended March 31, 2012 that had, or are expected to have, a material impact on our financial statements.

3.  Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as KSD was in a tax loss position during the year.

4.  Officers Compensation Expense

Our financial statements do not reflect officers compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2012 and 2011. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2012 and 2011 would have increased by $57,500 and $57,500 respectively.

5.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,000.

6.   Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2012	2011

Cash at Bank	$10,306	$17,460
Cash on Hand	121	135
Total	$10,427	$17,595

7.   Related Party Transactions

As of March 31, 2012, the Group has the following balance with related party:-

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

During the years ending March 31, 2012 and 2011 the Company paid management fees totaling $9,272 per year to East Mount Group Limited.  A director of the Company is also a director of East Mount Group Limited.

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

9.   Commitments and Contingencies

As of March 31, 2012 and 2011, the company did not have any contingent liabilities.

10.  Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. These consolidated financial statements show that the Company has sustained losses totaling $147,823 since inception. The future of the Company is dependent upon its attaining profitability.  The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot achieve profitability and continue in existence.

11. Subsequent Event

On April 15, 2012 the shareholders of Dragon Jade International Limited (the “Company”) entered into a Purchase and Sales Agreement (“Agreement”) with a group led by Law, Lok Bun to acquire all of the issued and outstanding shares of the Company. The Agreement also provided that Mr. Law be elected to the Board of Directors and that the Company charter a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which will operate in the traditional Chinese medicine industry. The Company anticipates the Closing of the transaction by May 15, 2012.