Form 20-F
period 2013-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2013-08-15
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)
☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  _____________

For the transition period from _______________ to _____________

Commission File Number 0-53593

Dragon Jade International Limited
(Exact name of Registrant as specified in its charter)

___________________________________
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of principal executive offices)

Lai Yat Man
Tel: 852 –3588 1780    Fax: 852 – 3005 6381
Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, No Par Value Shares
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  50,413,319 shares of common stock, no par value

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes     ☒ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If   “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRELIMINARY NOTE

Currencies:    We present our consolidated financial statements in United States dollars. All dollar amounts in this annual report on Form 20-F are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Hong Kong dollars (“HK dollars” or HK$”).  See "Item 3. Key Information - Currency Exchange Rates" for a history of exchange rates of HK$ into US$.

Generally Accepted Accounting Principles:    We report our financial results using United States generally accepted accounting principles ("US GAAP").  Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Forward-Looking Information: This annual report contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “ Item 3.D. Risk Factors” and elsewhere in this annual report, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this annual report that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,”  “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Our directors and senior management are:

LAW Lok Bun has served as President and a director of Dragon Jade International Limited since April 17, 2012 and as a director of Alpha Ultimate Ltd. since inception on April 11, 2012.

LAI Yat Man has served as Chief Executive Officer and a director of Dragon Jade International Limited since September 1, 2012 and as a director of United Asia Medical Network Co. Ltd. since inception on May 6, 1998.

FUNG Kwok Wing has served as Chief Financial Officer and a director of Dragon Jade International Limited since September 1, 2012.

LO Tsz Fung Philip has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

LAI Fan Wah (Thomas) has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

TAI Tze Yu Daniel has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

NGAI Wing Mui Phoenix has served as Secretary of Dragon Jade International Limited since June 22, 2012.

WONG Ka Ming has served as President and a director of Dragon Jade International Limited since August 2008 and resigned as President on April 17, 2012 and resigned as a director on June 22, 2012.

LI Shun Ho has served as a director of Dragon Jade International Limited since August 2008 and resigned on June 22, 2012.

HUNG Kwok Wing has served as Chief Financial Officer and a director of Dragon Jade International Limited since August 2008 and resigned on December 5, 2012.

LAM Lai Sheung has served as Secretary of Dragon Jade International Limited since August 2008 and resigned on June 22, 2012.

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen’s Road Central, Central, Hong Kong

Our auditors are Dominic K.F. Chan & Co., Room 2105, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong.  Our auditors adhere to the Quality Control Standards established by the Public Company Oversight Accounting Board (PCAOB) of the Securities and Exchange Commission.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.
Selected financial data:  Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands.  The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

On August 31, 2012, the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1 2012, the Company consummated the transaction contemplated by that stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s common stock.  The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities.  UCHL is established as a special purpose holding company whose objective is to become a holding company to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is the marketing and sale of health supplement products and providing related medical and health consultancy services.

The following table presents selected financial data for the fiscal year ended March 31, 2013, for the Company:

Revenues                           $124,972
Loss from operations        (195,950)
Comprehensive loss         (181,439)
Stockholder’s equity         110,134

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars.

B. Capitalization and indebtedness:
The Company is authorized to issue 100,000,000 shares of common stock, no par value,.  As of March 31, 2013, there were 50,413,319 issued and outstanding shares of common stock.

On December 31, 2012, the Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2013, the outstanding principal and accrued but unpaid interest under those Convertible Notes was $307,397.

C. Reasons for the offer and use of proceeds.
Not applicable.

D. Risk Factors.  The following risk factors make the Company and our securities speculative and of high risk. Our business, operating results and financial position may be adversely affected by these risk factors, some of which we can’t control.  Additional risk factors not presently known by us or that we presently consider immaterial also could adversely affect our business, operating results and financial position, if any of them were to occur. In addition to these risk factors, shareholders and prospective investors should read the forward-looking statements about our future performance and expected results set forth in this annual report carefully before deciding to buy or sell our securities.  See “Forward-Looking Statements,” below.

Risks Related to Our Business

Our business is affected by global, national and local economic conditions, as the products we sell are discretionary. We depend upon factors relating to discretionary consumer spending in the East Asia. These factors include economic conditions, consumers, employment rates, the amounts of consumers' disposable income, business conditions, interest rates, consumer debt, availability of credit, and applicable taxation in regional and local markets where we sell our products. There can be no assurance that consumer spending for our products will not be adversely affected by changes in economic conditions.

Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our products and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new customers. Our marketing activities may not be successful in promoting or pricing our products or retaining and enlarging our customer base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may lead to material adverse effects on our results of operations.

Consumer preferences in the health care industry change rapidly and are difficult to predict. The success of our business depends on our ability to anticipate accurately and respond to future changes in consumer demand, maintain the correct inventory, deliver the appropriate products at the right prices and purchase at minimum costs. We must optimize our product selection and inventory based on consumer preferences and sales trends. If we fail to anticipate, identify or react appropriately to changes in consumer demand, we could experience excess inventories, higher than normal markdowns or be unable to sell the products, which will reduce our revenue, financial position and results of operations.

While we must maintain sufficient inventory to operate our business successfully and meet our customers' demands, we must be careful to not overstock. Changing consumer demands, manufacturer backorders and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, including the back order time and availability for sale. We carry a wide variety of products and must maintain sufficient inventory amounts. We may be unable to sell certain products, in the event that consumer demand changes. Our inventory holding costs will increase, if we maintain excess inventory. However, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We sell substantially all of our products by our distribution network, which is comprised of small distribution companies that are located in Hong Kong. Our ability to meet customer demand may be significantly limited, if we do not successfully operate our distribution network and logistics facilities, as well as efficiently conduct our distribution activities, or if one or more of our distribution companies or logistics facilities are destroyed or shut down for any reason, including as a result of a natural disaster. Any disruption in the operation of our distribution network could result in higher costs or longer lead times associated with distributing our products.

We intend to expand our distribution network to include additional cities and rural areas in East Asia in an effort to increase our geographic reach to customers. However, we may not be successful in expanding such distribution network. Our distribution, logistics and products may encounter various competition from similar businesses. Therefore, the success of any expansion will depend on many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. We must also be able to anticipate and respond effectively to competition. If we fail to expand our distribution network in East Asia as planned or if we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

All of our products are shipped using third-party carriers. If a strike or other event prevents or disrupts these carriers from transporting our products, other carriers may be unavailable or may not have the capacity to deliver our products. If adequate third-party sources to ship our products were unavailable at any time, our business would be materially adversely affected.

For our product distribution network, we depend on a few small suppliers for a steady supply of products. We typically distribute products pursuant to annual agency or distribution agreements entered between us and our suppliers or upstream distributors, under which our suppliers provide us with a series of economic incentives and other support. We cannot assure you that manufacturers and other suppliers will continue to sell products to us on commercially reasonable terms, or at all. We also cannot assure you that we will be able to establish new manufacturer and other supplier relationships, or extend existing relationships with suppliers when our agreements with them expire. Our annual agency or distribution agreements with suppliers may be terminated from time to time due to various reasons beyond our control.

We do not directly own any land use rights in connection with the properties we rent. We may lose our rental properties or may not be able to renew leases for them on terms that are reasonable or favorable to us, when those leases expire. This may adversely impact our business, including disrupting our operations or increasing our cost of operations.

We will be exposed to risks inherent in the packaging and distribution of healthcare products, such as the unintentional distribution of counterfeit products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer compensation we pay to our customers in connection with a product liability claim. Any product liability claim, product recall, adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business,

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we had 7 full-time employees. During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may, also, encounter working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies, that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly. There is no assurance that additional funds will be available to us.

We may experience increased capital requirements and, accordingly, we may not have sufficient capital to fund our future operations, without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competitors; and (iii) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funds, we may be required to (i) limit our marketing efforts and (ii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and ability to compete.

We may not be able to negotiate terms and conditions for obtaining adequate funds that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional funds will be available to us or, if available, will be on terms favorable to us.

We will require substantial additional funding in the future. We have been dependent upon proceeds received from private equity and debt financing to meet our capital requirements in the past. In the future, we likely will require additional funding to meet our capital requirements for our health supplement and traditional Chinese medicine operations and to expand those operations. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and fail to expand our future operations. If so, our operating results, our business results and our financial position would be adversely affected.

We are dependent on our senior management, particularly LAW Lok Bun and LAI Yat Man, to achieve profitability, and the loss of either one of them could have a material adverse effect upon our business, operating results and financial position. Our operating results and future success depend on our senior management’s services and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled personnel who are experienced in managerial, marketing and customer service. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

Our success is dependent upon our ability to compete in providing our health supplements and traditional Chinese medicine. In our industries, there is intense competition, including individuals and large and small entities. Many competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer histories of operations. Our success is dependent upon our ability to compete, and our failure to do so could adversely affect our business, financial condition and results of operation.

Our operating results may fluctuate. Our operating results are dependent on a number of factors, many of which we do not control, including (i) the general economic conditions in Hong Kong, China and the world, (ii) the competition, and (iii) our ability to obtain necessary additional funds to maintain operations.

We are subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that act. If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected. The requirements, rules and regulations to which we are subject include Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and annual reports under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; and disclosure of whether or not we have adopted a written code of ethics for our Chief Executive Officer and senior financial officers, and if not, why not. These requirements involve substantial additional time and effort by our Chief Executive Officer/Chief Financial Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom are subject to potential liabilities for failure to comply with these requirements and some of whom may be unwilling or unable to satisfy these requirements.

Risks Related to Doing Business in China

Any change in government regulations or administrative practices in China and Hong Kong concerning our business may have a negative impact on our business, operating results and financial position. The laws, regulations and policies of the governments in China and Hong Kong and administrative practices in China, our principal jurisdiction, may be changed, applied or interpreted in a manner that will fundamentally alter our ability to carry on our business. The laws, regulations and policies of the government and the administrative practices in China, if changed, may have a detrimental effect on our business, operating results and financial position, resulting in our ability to promote our products and/or operate profitably.

Risks Related to Our Common Stock
Our common stock may be considered a “penny stock” under SEC rules, which would limit the market for our common stock and our ability to raise capital in an offering of our securities. If shares of our common stock are not listed on a national securities exchange or Nasdaq and do not have a minimum bid price of $5.00 per share, our common stock is considered a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of that person; and

●
make a reasonable determination that transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination;

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading; the commissions and other compensation payable to both the broker-dealer and the registered representative in connection with the penny stock transaction; current quotations for the penny stocks and other information relating to the penny stock market; and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in an account and information regarding the limited market in penny stocks.

Our three principal shareholders control us. None of our three principal shareholders holds a majority of our outstanding shares, which is required for the election of directors and other corporate action. But two of our three principal shareholders, Woody Fire Consultancy Limited (30.75%) and LAI Yat Man (25.32%), acting together, have a majority of our outstanding shares (56.07%) and, therefore, are able to elect all of the members of our board of directors. Those two shareholders, acting together, also are able to block any takeover bid or merger or acquisition proposal that may be beneficial to our other shareholders.

We have not paid and do not intend to pay cash or other dividends on our common stock. Rather, we expect that any earnings will be used in our operations and to finance the expansion of our business. Shareholders and investors in our company will not receive any cash or other dividends in the future and are advised to take this into consideration before making their investment decisions.

Other Risks

Enforcement of certain civil liabilities. We are a British Virgin Islands corporation doing business outside the United States, in Hong Kong and China. UCHL is a group of Hong Kong corporations doing business in Hong Kong. All of our officers and directors are residents of Hong Kong. All of our assets and those of our officers and directors are located outside the United States, in Hong Kong. Under these circumstances, shareholders and investors may not be able to effect service of process within the United States on such persons and may not be able to enforce against such persons judgments obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States; moreover, it is unlikely that foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the federal securities laws of the United States. Neither the Company nor any of its subsidiaries or officers and directors presently has agreed to accept service of process in the United States or to abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, but all would possibly consider doing so in the future, based upon the facts and circumstances presented at that time.

Item 4.	Other Information

A. History and Development of the Company
Dragon Jade International Limited (“Dragon Jade,” “the Company,” “we,” ”us”, “our” and similar terms) was incorporated in the British Virgin Islands, with limited liabilities on April 14, 2008.  When the Company was incorporated, its business plan was to engage in a merger or acquisition with a company with operations.  The Company is not and does not intend to be an “investment company,” as that term is defined in the Investment Company Act of 1940; in that, it is engaged and proposes to engage in business, by and through wholly owned or majority owned subsidiaries.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

On August 31, 2012, the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1, 2012, the Company consummated the transaction contemplated by that stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s capital stock.  As a result, the Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012, under the British Virgin Islands Business Companies Act, 2004, with limited liabilities.  UCHL is established as a special purpose holding company, whose objective was to become a holding company by an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activities as of March 31, 2013 are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. (“AUL”)	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. (“UCHL”)	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading

The principal executive offices of the Group are located at Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China; the telephone number is 852-3580 1788.  There is no agent for service in the United States, LAI Yat Man is the contact person for purposes of this Annual Report on Form 20-F.

B. Business Overview
The Company engages in the health supplement business by and through Alpha Ultimate Ltd. (“AUL”) and United Asia Medical Network Company Limited (“UAM”), which sells health supplements (without any limitation or restriction as to customer size, industry or business).  UAM is a company incorporated in Hong Kong with a business network across Asia, including Hong Kong, mainland China, Taiwan, Japan, Korea, Singapore, Malaysia, and Thailand. UAM believes that, with its experience in human biological knowledge and marketing experience, it is able to provide beneficial nutritional products and medical services.  UAM operations include the unique combined use of traditional Chinese medicine and modern western medicine in treatment. Considering the adverse side effects of modern western medicine, the medical professionals of UAM believe that traditional Chinese medicine, with thousands of years of enhancement and empirical evidence, can complement western medicine, which will better serve patients.

C. Organizational Structure

D. Property, Plants and Equipment
Except for some furniture and fixtures and office equipment, such as desks and chairs and computers, no member of the Group has any property.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects.

The Company has sustained losses totaling $181,439 for the fiscal year ending March 31, 2013, and had a retained earnings deficit of $339,705 as of March 31, 2013.

A.  Operating results.
Revenue for the fiscal year ended March 31, 2013 increased by $124,972 to $124,972 from $0 for the fiscal year ended March 31, 2012.  The increase in revenue resulted from the revenue of the newly started business of health supplement trading.

Selling, general and administrative expenses totaled $265,948 for the fiscal year ended March 31, 2013, an increase of $235,842, or 783.4% from $30,106 for the fiscal year ended March 31, 2012. The increase in expenses was principally due to the expenses of the newly started business of health supplement trading.

Although the economy in China, as well as most of the rest of the world, has experienced considerable turmoil and uncertainty since 2008, our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2013, in an attempt to generate new business. Management participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.
As of  March 31, 2013, the Company had a working capital deficiency of $120,994 and cash of $243,680. This compares with working capital of $0 and cash of $0 as of March 31, 2012. The Company estimates its working capital needs for the next 12 months to be approximately $300,000.  As of March 31, 2013, it had insufficient funds on hand to meet such needs.

The Company intends on funding its future development activities and working capital needs largely from the sale of equity securities, with some additional funding from other sources.

On December 31, 2012, The Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2013, the outstanding principal and accrued but unpaid interest under those Convertible Notes was $307,397.

C.   Research and development, patents and licenses, etc.
Not Applicable.

D.  Trend information.
We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2013.  We anticipate that we will continue to reduce our expenses and look to our directors to provide funds necessary to meet our obligations.  We also may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.	Off-balance sheet arrangements
Not Applicable.

F.   Tabular disclosure of contractual obligations
Not Applicable.

Item 6.	Directors, Senior Management and Employees

A.  Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 61, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 53, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 39, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 47, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor’s Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Lai Fan Wah (Thomas), age 56, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lai has been a director of Trinergy M&A Advisory Limited since 2010, which is a merger and acquisition advisory firm located in Shanghai, serving the greater China market. Mr. Lai was the Marketing Manager of Chong Hing Securities Company Limited, a wholly-owned subsidiary of Chong Hing Bank Limited Hong Kong from 2007 to 2008. Mr. Lai served as an Investment Advisor of HSBC Securities (Canada) Inc. in Toronto, Canada from 2001 to 2004; as a wholly-owned subsidiary of HSBC Bank Canada, the firm provided private banking services for clients of HSBC Bank Canada. Mr. Lai graduated from the Arts Department of Hong Kong Shue Yan College, was awarded MBA Degree from Oklahoma City University, Oklahoma, USA and Bachelor in Laws Degree from the Peking University, Beijing, Peoples’ Republic of China. We believe that Mr. Lai’s knowledge of banking and financing matters brings a unique expertise to our Board of Directors.

Mr. Tai Tze Yu Daniel, age 52, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

There is no family relationship between any of the directors and officers of the Company or AUL or UCHL or UAM.

B. Compensation.

The Company has paid and will pay each independent director annual compensation of US$1,500. None of our officers and none of our non-independent directors receive any compensation from the Company.  Also, all of our officers and directors are entitled to receive compensation from UAM for services rendered to UAM.

None of the members of our senior management receives any other form of remuneration, such as bonuses, stock awards, stock options, or benefits, such as country club memberships or automobiles.

No amounts were set aside or accrued by UAM to provide pension, retirement or similar benefits to senior management.

C.  Board Practices.

The current terms of office of our directors expire at the next annual meeting of our shareholders, when their successors are elected and qualified.

There, currently, is no agreement as to compensation to be paid to the executive officers who, also, serve as non-independent directors (LAW Lok Bun, LAI Yat Man and FUNG Kwok Wing).  Each of such executive officers / directors has other employment, and provides services to the Company on an as-needed basis. The Company has not accrued salary to these persons, issued shares as compensation, issued stock options or warrants, or recorded contributed capital for the services provided by them and no employment agreements exist. The Company is not aware of any accounting pronouncement that requires the compensation of executive officers / directors (other than for certain non-profit organizations) who provide executive services on an as-needed basis.

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Lai Fan Wah (Thomas) and Tai Tze Yu Daniel serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

D.  Employees.

As of March 31, 2013, we had 7 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.  Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited “control” the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2013, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

NAME	SHARES OWNED	PERCENT OF CLASS
Woody Fire Consultancy Limited*	15,500,000	30.75
Lai Yat Man	12,762,804	25.32
Law Lok Bun	7,000,000	13.89
Fung Kwok Wing	0	0
Lo Tsz Fung Philip	0	0
Lai Fan Wah (Thomas)	0	0
Tai Tze Yu Daniel	0	0

Officers & Directors as a Group (6 persons)	19,762,804	39.21%

* LO Hsin Yu is the shareholder of and has a controlling interest in Woody Fire Consultancy Limited.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2013, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company’s common stock, or 13.89%, 12,762,804 shares or 25.32% and 15,500,000 shares or 30.75%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company’s common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company’s common stock.

None of our 50,413,319 issued and outstanding shares of common stock as of March 31, 2013, is held by persons in the United States.  We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.  Related Party Transactions.  Since April 1, 2012, there has been no related party transaction, except the amount of $42,848 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and  (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

C.  Interests of experts and counsel.  No counsel or accountant for the Company has been employed on a contingent basis or owns shares of common stock of the Company or of AUL, UCHL, or UAM.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after “Signatures”:

Dragon Jade International Limited.
Consolidated Balance Sheets as of March 31, 2013 and 2012
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2013 and 2012.
Consolidated Statements of Cash Flow for the years ended March 31, 2013 and 2012.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2013 and 2012.
Notes to Consolidated Financial Statements

B.  Significant Changes. - None

Item 9.	The Offer and Listing

A.  Offer and listing details.

The initial bid and asked prices submitted for quotation by the sponsoring broker-dealer are determined arbitrarily by negotiation between that broker-dealer and us and may not necessarily have any relationship to our asset value, earnings, financial condition or other established criteria of value; such prices will be subject to change, as a result of market conditions and other factors.

The prices of our shares of common stock are quoted on the OTC Bulletin Board.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation and the prices of our shares of common stock on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock and could depress the trading price of our common stock and have a long-term adverse impact on our ability to raise capital in the future.

When fewer shares of a security are traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information.  Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of a person’s orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of a person’s order entry.

The transfer agent for our shares of common stock is Pacific Stock Transfer Company, 4045 South Spencer Street, Suite 403, Las Vegas, NV 89119.
B.   Plan of distribution.   Not applicable.
C.   Markets.
See Item 9.A., above.
D.   Selling shareholders.  Not applicable.
E.   Dilution.   Not applicable.
F.  Expenses of the issue.   Not applicable.

Item 10.	Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2013, our recent fiscal year end, and July 31, 2013, the latest practical date, 50,413,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

On September 1, 2012, we issued 20,003,319 shares of our common stock to the shareholders of UCHL, to acquire 100% of the issued and outstanding shares of capital stock of UCHL.  See Item 7.A.

There were no changes in voting rights involved in this transaction.

B.  Memorandum and Articles of Association.

(1)  The Company was incorporated under the Territory of the British Virgin Islands BVI Business Companies Act 2004, on April 14, 2008.  Section 5.1 of our Memorandum of Association provides that the Company has full capacity to carry on or undertake any business or activity, do any act and enter into any transaction.

(2)  Section 8 of our Articles of Association provides that the minimum number of directors shall be one; there is no maximum number of directors.  There are no limitations or restrictions on the borrowing power of directors; there are no age limit requirements and no shareholding requirements.

Section 13 of our Articles of Association, concerning conflicts of interest, provides that a director shall disclose that he is interested in a transaction entered into or to be entered into by the Company and such director may vote on a matter relating to such transaction, attend a meeting of directors relating to such transaction, and sign a document on behalf of the Company or do anything in his capacity as a director that relates to such transaction.

(3)  Section 18 of our Articles of Association provides that our directors may authorize a distribution by way of dividend at any time, if they are satisfied that immediately after such distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they become due.  Section 7 of our Memorandum of Association provides that each share of  our common stock is entitled to one vote at a meeting of our shareholders or on any resolution of our shareholders; share equally in any dividend paid by the Company; and share equally in the distribution of any surplus assets of the Company on its liquidation.  There are no pre-emptive rights.

(4)  Section 8 of our Articles of Association provides that the rights of our shareholders may be varied with the consent in writing, or by resolution passed at a meeting, by holders of more than 50% of our issued shares of our common stock.

(5)  Section 7 of our Articles of Association provides that any director may convene a meeting of our shareholders and our shareholders entitled to exercise 30% or more of the voting rights may request directors in writing to convene a meeting of our shareholders.

(6)  There are no limitations or restrictions on the rights of non-resident or foreign shareholders to own shares of our common stock or to hold or exercise voting rights.

(7)  There are no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company.

(8)  There are no provisions governing the threshold above which shareholder ownership must be disclosed.

C.  Material contracts.  There have been no material contracts since the formation of the Company.

D.  Exchange controls.  Neither the British Virgin Islands nor Hong Kong has any system of exchange controls, and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company’s securities.

E.  Taxation.  Shareholders will not be subject to taxation, including withholding provisions, in the British Virgin Islands or Hong Kong.  The Company assumes no responsibility for the withholding of any tax upon the payment of dividends, and there is no tax treaty between the British Virgin Islands and the United States regarding such withholding.

The Company is subject to applicable taxes in Hong Kong, but our shareholders are exempt.

There is no tax treaty between the United States and Hong Kong.

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our common stock to a person subject to United States federal income taxation, generally, will be treated as foreign source dividend income to such person.  Gain or loss from the sale of shares of our common stock, generally, will be subject to federal income taxation at a maximum federal income tax rate of 15%, if that common stock was held for more than 12 months or as ordinary income, if that common stock was held for less than 12 months.

G.  Statement by experts.  The auditors of the Company are Dominic K.F. Chan & Co., Room 2105, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong.  The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

H.  Documents on display.   Item 19 sets forth a list of exhibits; that list is incorporated herein by reference.

I.  Subsidiary information.   Information concerning AUL, UCHL, and UAM, our subsidiaries, is included throughout this Annual Report; AUL’s, UCHL’s, and UAM’s financial statements, also, are included.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We have not entered into market risk sensitive instruments for any purpose.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There has not been a material default in the payment of principal or interest relating to our indebtedness.

We have not paid any dividends.

Item 14.	Material Modifications to the Rights Of Security Holders And Use of Proceeds

The rights of the holders of our common stock have not been modified or qualified by any instrument defining such rights or the issuance of any other securities.

Item 15.	Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”).  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must anticipate the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2013, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2013, the Company's internal control over financial reporting was effective.

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

Changes in internal control over financial reporting.  Management regularly reviews its system of internal control over financial reporting and makes changes to the Company's processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Item 15T.	Controls and Procedures

Controls and Procedures

Not Applicable.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Lai Fan Wah (Thomas) and Tai Tze Yu Daniel, serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.
Item 16B.	Code of Ethics

We haven’t adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2014.

Item 16C.	Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the two fiscal years ended March 31, 2013, and March 31, 2012, for professional services rendered by Dominic K.F. Chan & Co., Room 2105, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong, our principal accountant for the audit of our annual financial statements, were $13,000 for the fiscal year ended March 31, 2013, and $ 0 for the fiscal year ended March 31, 2012.

Audit-Related Fees:  Dominic K.F. Chan & Co. did not perform or bill for any audit-related services during the last two fiscal years.

Tax Fees:  Dominic K.F. Chan & Co. did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  Dominic K.F. Chan & Co. did not provide any products or other services during the last two fiscal years.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.	Purchase of Equity Securities by the Issuers and Affiliated Purchasers

None of our shares was purchased by us or an affiliated purchaser, such as an officer or director during the last fiscal year.

Part III

Pursuant to General Instruction E(c) of Form 20-F, the Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 17.	Reserved

Item 18.	Financial Statements

The financial statements and other financial information included in this Annual Report are listed in Item 8, above, and are incorporated herein by reference.

Item 19.	Exhibits

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this Annual Report as amended or incorporated by reference to the same exhibit number in either (1) the annual report on Form 20FR12G or an amendment thereto, or (2) this annual report on Form 20-F or an amendment thereto, as specified in the footnotes to the Exhibit Index below.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, August 14, 2013	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

DOMINIC K.F. CHAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Room 2105, 21/F., Office Tower, Longham Place
8 Argyle Street, Mongkok
Kowloon, Hong Kong
Tel : 2780 0607
Fax: 2780 0013

DOMINIC K.F. CHAN
CPA (Practising)

To: The board of directors and stockholders of
Dragon Jade International Limited and Subsidiaries

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Dragon Jade International Limited and subsidiaries (“the Company”) as of March 31, 2013 and 2012 and the related consolidated statements of income, stockholders’ equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2013 and the results of its operations and its cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dominic K.F. Chan & Co.
Certified Public Accountants
Hong Kong, China
August 14, 2013

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2013	2012
		(restated)

Assets
Current assets
Cash and Bank Deposits	$243,680	$0
Trade receivable	4,049	0
Deposit & Prepayments	12,191	0
Inventory	17,256	0
Total current assets	277,176	0

Plant, machinery and equipment, net	3,454	0
Deferred taxation	225,699	0
Total assets	506,329	0

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	14,498	0
Amount due to Directors	42,848	0
Accruals & Other payable	40,824	0
Convertible promissory note	300,000	0
Total current liabilities	398,170	0

Stockholders' equity
Common stock, 100,000,000 shares authorized and 50,413,319 shares and 30,410,000 shares issued at no par value at March 31, 2013 and March 31, 2012 respectively	449,839	158,266
Retained earnings	(339,705)	(158,266)
Other Comprehensives Income	0	0
Total stockholders' equity	110,134	0

Non-controlling interest	(1,975)	0

Total liabilities and stockholders' equity	$506,329	$0

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2013	2012	2011
		(restated)	(restated)

Revenue	$124,972	$0	$0

Expenses
Selling, general and administrative	(333,922)	0	0

Income/(loss) from operations	(208,950)	0	0

Interest income	0	0	0
Total other income	0	0	0

Loss from operations	(208,950)	0	0

Income tax	25,536	0	0

Non-controlling interest	1,975	0	0

Net loss	(181,439)	0	0

Currency exchange gain (loss)	0	0	0

Comprehensive loss	$(181,439)	$0	$0

Net Loss per share	$(0.004)	$0	$0

Net Comprehensive loss per share	$(0.004)	$0	$0

Weighted average common shares outstanding	42,028,366	30,410,000	30,410,000

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2010	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	0	-	0

Balance, March 31, 2011	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	0	-	0

Balance, March 31, 2012	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	(181,439)		(181,439)

Issuance of Stock	20,003,319	291,573	-		291,573

Balance, March 31, 2013	50,413,319	449,839	(339,705)	0	110,134

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2013	2012	2011
		(restated)	(restated)

Cash flows from operating activities
Net loss	$(181,439)	$0	$0
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	554	0	0
Non-controlling interest	(1,975)	0	0
Changes in assets and liabilities:
Deposits and other receivables	(12,191)	0	0
Account receivables	(4,049)	0	0
Inventory	(17,256)	0	0
Deferred tax assets	(225,700)	0	0
Accounts payables	14,498	0	0
Accrued liabilities and other payables-Third	40,825	0	0
Amount due to directors	42,848	0	0
Convertible promissory notes	300,000	0	0
Net cash (used in) operating activities	(43,885)	0	0

Cash flow from investing activities
Acquisition of assets	(4,008)	0	0
Net cash (used in) investing activities	(4,008)	0	0

Cash flow from financing activities
Cash for issuance of shares	291,573	0	0
Net cash provided by financing activities	291,573	0	0

Effect of foreign exchange rate changes on cash and cash equivalent	0	0	0

Cash and cash equivalents:
Net (decrease) increase	243,680	0	0
Balance at beginning of period	0	0	0
Balance at end of period	243,680	0	0

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands.  The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the health supplement industry.

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s capital stock.  The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities.  UCHL is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of September 30, 2012 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. ("AUL")	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. (“UCHL”)	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2013, the Company did not have any cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less any further costs expected to be incurred for completion and selling expense.

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2013, the Company has no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2013, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

(g) Plant and Equipment

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

The estimated useful lives are as follows:
Furniture and fittings	5 years
Computer equipment	5 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(h) Impairment of Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No. 144 (now known as "ASC 360"). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

(g) Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured.

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

March 31, 2013

Twelve months ended	7.8
HKD:USD exchange rate
Average three months ended	7.8
HKD:USD exchange rate

March 31, 2012

Balance sheet	US$0.12877 to HK$1.00
Statement of income and comprehensive income	US$0.12865 to HK$1.00

(i) Fair Value of Conversion features

In accordance with ASC 815, the conversion feature of the Convertible Notes is separated from the debt instrument and accounted for separately as a derivative instrument. On the date the Convertible Notes are issued, the conversion feature was recorded as a liability at its fair value, with future decreases in fair value recognized as earnings and increases in fair values recognized as expenses.

The Company used the Black-Scholes-Merton option-pricing model to obtain the fair value of the conversion feature. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on the expiration date of the conversion features. The risk-free interest rate for the expected term of the conversion features is based on the U.S. Treasury yield curve in effect at the time of measurement.

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

(k) Accumulated Other Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation changes for the year in which such are obtained.

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

(m) New Accounting Pronouncements

In January 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. The FASB undertook this clarification project in response to concerns expressed by U.S. stakeholders about the standard’s broad definition of financial instruments. After the standard was finalized, companies realized that many contracts have standard commercial provisions that would equate to a master netting arrangement, significantly increasing the cost of compliance at minimal value to financial statement users. An entity is required to apply the amendments in ASU 2013-01 for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11.

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU improves the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

●
Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

●
Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the effect of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods. The amendments are effective for reporting periods beginning after December 15, 2012, for public companies and are effective for reporting periods beginning after December 15, 2013, for private companies. Early adoption is permitted.

In February 2013, FASB issued Accounting Standards Update (ASU) No. 2013-03, Financial Instruments (Topic 825). This ASU clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of Accounting Standards Update No. 2011-04,Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendment clarifies that the requirement to disclose"the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This ASU is the final version of Proposed Accounting Standards Update 2013-200—Financial Instruments (Topic 825) which has been deleted. The amendments are effective upon issuance.

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU’s scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this ASU) and should disclose that fact. Early adoption is permitted.

In March 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-05, Foreign Currency Matters (Topic 830). This ASU resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights)within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. This ASU is the final version of Proposed Accounting Standards Update EITF11Ar—Foreign Currency Matters (Topic 830), which has been deleted. The amendments in this Update are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in this Update are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

In April 2013, FASB Accounting Standards Update 2013-06, Not-for-Profit Entities (Topic 958) - Services Received from Personnel of an Affiliate. This ASU specifies the guidance that not-for-profit entities apply for recognizing and measuring services received from personnel of an affiliate. More specifically, the amendments in this ASU apply to not-for-profit entities, including not-for-profit, business-oriented health care entities that receive services from personnel of an affiliate that directly benefit the recipient not-for-profit entity and for which the affiliate does not charge the recipient not-for-profit entity. The amendments in this ASU require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. However, if measuring a service received from personnel of an affiliate at cost will significantly overstate or understate the value of the service received, the recipient not-for-profit entity may elect to recognize that service received at either: (a) the cost recognized by the affiliate for the personnel providing that service or; (b) the fair value of that service. The amendments in this ASU are effective prospectively for fiscal years beginning after June 15, 2014, and interim and annual periods thereafter. A recipient not-for-profit entity may apply the amendments using a modified retrospective approach under which all prior periods presented upon the date should be adjusted, but no adjustment should be made to the beginning balance of net assets of the earliest period presented. Early adoption is permitted.

In April 2013, FASB Accounting Standards Update 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This ASU clarifies when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. Liquidation is the process by which a company converts its assets to cash or other assets and settles its obligations with creditors in anticipation of ceasing all of its activities. An organization in liquidation must prepare its financial statements using a basis of accounting that communicates information to users of those financial statements to enable those users to develop expectations about how much the organization will have available for distribution to investors after disposing of its assets and settling its obligations. The ASU requires organization to prepare its financial statements using the liquidation basis of accounting when liquidation is “imminent.” Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces (e.g., involuntary bankruptcy). In cases where a plan for liquidation was specified in the organization’s governing documents at inception (e.g., limited-life entities), the organization should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified in the organization’s governing documents. The ASU requires financial statements prepared using the liquidation basis to present relevant information about a company’s resources and obligations in liquidation, including the following:

●
The organization’s assets measured at the amount of the expected cash proceeds from liquidation, including any items it had not previously recognized under U.S. GAAP that it expects to either sell in liquidation or use in settling liabilities (e.g., trademarks).

●	The organization’s liabilities as recognized and measured in accordance with existing guidance that applies to those liabilities.
●	Accrual of the costs it expects to incur and the income it expects to earn during liquidation, including any anticipated disposal costs.

This ASU is effective for interim and annual reporting periods beginning after December 15, 2013, with early adoption permitted.

In June 2013, FASB Accounting Standards Update 2013-08, Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements. This ASU sets forth a new approach for determining whether a public or private company is an investment company. The ASU also clarifies the characteristics and sets measurement and disclosure requirements for an investment company. The ASU is effective for fiscal years beginning after December 15, 2013. Early adoption is not allowed.

This guidance is a result of the efforts of the FASB and the IASB to develop a consistent approach for determining whether a company is an investment company, for which fair value of investments is the most relevant measurement for the company’s financial statement users. The ASU affects the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP.

Under the ASU, a company regulated under the Investment Company Act of 1940 is considered an investment company for accounting purposes. All other companies must assess whether they have the following characteristics to be considered an investment company:

(a) The company obtains funds from investor(s) and provides the investor(s) with investment management services;

(b) The company commits to its investor(s) that its business purpose and only substantive activities are investing the funds for returns solely from capital appreciation, investment income, or both;

(c) The company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income;

(d) The company has multiple investments;

(e) The company has multiple investors;

(f) The company has investors that are not related to the parent or investment manager;

(g) The company’s ownership interests are in the form of equity or partnership interests; and

(h) The company manages substantially all of its investments on a fair value basis.

To be considered an investment company, a company must have all the fundamental characteristics of (a) through (c) above. Typically, an investment company also has characteristics (d) through (h). However, if a company does not possess one or more of the typical characteristics, it must apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

An investment company also will be required to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. In addition, an investment company will be required to make the following additional disclosures: (a) the fact that the company is an investment company and is applying specialized guidance; (b) information about changes, if any, in a company’s status as an investment company; and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees.

3.  Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as United Asia Medical Network Co Ltd was in a tax loss position during the year.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,250.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:
	2013	2012

Cash at Bank	$243,374	$-
Cash on Hand	306	-
Total	$243,680	$-

6. Trade Receivables, Net

Trade receivables comprise the followings:
	2013	2012

Trade receivables, gross	$4,049	$-
Provision for doubtful debts	-	-
Trade receivables, net	$4,049	$-

All of the above trade receivables are due within one year of aging.

Allowance was made when collection of the full amount is no longer probable.  Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectability of outstanding accounts. The Group evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

7.  Inventories

Inventories comprise the followings:
	2013	2012

Finished goods	$17,256	$-

	$17,256	$-

8. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2013	2012

At cost
Office equipment	$4,008	$-

	$4,008	$-
Less: accumulated depreciation	(554)	-

	$3,454	$-

Depreciation expenses are included in the statement of income as follows:
	2013	2012

Selling, general and administrative	$554	$-

Total depreciation expenses	$554	$-

9.  Income Taxes

The Company, being registered in the British Virgin Islands and which conducts all of its business through its subsidiaries incorporated in Hong Kong, is not subject to federal income tax until the operating profits was rebounded back to Untied States. The subsidiaries are Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd (see note 1).

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2013.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:

	2013	2012

HKPT	16.5%

Provision for income taxes	16.5%

10.  Related Party Transactions

Since April 1, 2012, there has been no related party transaction, except the amount of $42,848 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest.

11.  Concentrations and Credit Risk

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

12.  Commitments and Contingencies

As of March 31, 2013 and 2012, the company did not have any contingent liabilities.

13.  Acquisition

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s capital stock.  The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) owns 98.49% equity interest in United Asia Medical Network Company Limited (“UAM”).  UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

The Company accounted for this acquisition of UCHL and its subsidiaries by acquisition method of accounting. The balance sheet items were stated at cost.

The purchase price was allocated as follows:

Purchase Consideration:
Acquisition obligation payable to sellers		$291,573

Assets Acquired

Net tangible assets acquired:
Fixed assets		$3,266
Inventories		8,834
Trade receivables, deposits, prepayment and other receivables		30,752
Deferred taxation		200,163
Cash		61,731
Trade payables, other creditors and accruals		(13,173)

Net tangible assets acquired		$291,573

Purchase consideration in excess of net tangible assets	$	---

Allocated to:
Goodwill		---

	$	---

UCHL’s results of operations are consolidated with the Company effective September 1, 2012.

DRAGON JADE INTERNATIONAL LIMITED AND SUBSIDIARIES

SCHEDULE I

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES

The following audited financial statements are filed as part of this annual report:

Page

Schedule II – United Century Holdings Limited and subsidiaries:
Condensed Consolidated Balance Sheets	S-2
Condensed Consolidated Statements of Income and Comprehensive Loss	S-3
Condensed Consolidated Statements of Cash Flows	S-4

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31, 2012
(Stated in US Dollars)

As of August 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$61,731
Accounts receivable, net	20,143
Deposits, prepayment and other receivables	10,609
Inventories, net	8,834

Total current assets	$101,317

Long-term assets:
Property, plant and equipment, net	3,266
Deferred taxation	200,163

Total long-term assets	203,429

TOTAL ASSETS	$304,746

LIABILITIES
Current liabilities:
Amount due to a director	41
Accrued liabilities and other payable	13,132

Total current liabilities	$13,173

TOTAL LIABILITIES	$13,173

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 9,849 shares issued and outstanding as of August 31, 2012	$9,849
Paid-in capital	1,015,792
Accumulated deficit	(726,891)
Non-controlling interest	(7,177)

TOTAL STOCKHOLDERS’ EQUITY	$291,573)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$304,746

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM APRIL 1 TO AUGUST 31, 2012
(Stated in US Dollars)

From the period of April 1, 2012 to August 31, 2012

Net sales	$88,027
Costs of sales	(27,968)

Gross profit (loss)	$60,059

Selling, general and administrative expenses	(59,075)

Income (loss) from operations	$984

Other expenses (income)
Other income	2,795

Income (loss) before income taxes	$3,779

Income tax provision	623

Net income (loss)	$3,156

Non-controlling interest	$(48)

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM APRIL 1 TO AUGUST 31, 2012
(Stated in US Dollars)

	For the period from April 1, 2012 to August 31, 2012

Cash flows provided by (used for) operating activities :
Net income		$3,156
Depreciation		251

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Accounts receivable, net		130,280
Deposits, prepayment and other receivable		(10,609)
Inventory		(4,791)
Amount due to a director		41
Deferred taxation		623
Accrued liabilities and other payable		(143,937)

Net cash provided by (used for) operating activities		$(24,986)

Cash flows provided by (used for) investing activities:
Acquisition of plant and equipment		(1,754)

Net cash provided by (used for) investing activities		$(1,754)

Cash flows provided by (used for) financing activities:
		---

Net cash provided by (used for) financing activities	$	---

Net increase (decrease) in cash and cash equivalents		$(26,740)

Cash and cash equivalents - beginning of year		88,471

Cash and cash equivalents - end of year		$61,731

Supplementary disclosure of cash flow information:
	$	---