Form 20-F/A
period 2013-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2013-11-27
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F /A
Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 1, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐ Yes     ☐ No

EXPLANATION NOTE

The Amendment No, 1 to Dragon Jade International Limited “(Dragon Jade”) Annual Report on Form 20-F for the year ended March 31, 2013 (the “Amended 20-F”) is being made as a result of the Company’s recent discovery of the typographical errors where Consolidated Financial Statements for the year ended March 31, 2013 with Note 14 to Note 17 being missed in the SEC Form 20-F filing. Some other typographical errors on Item 3 and Item 5 are also corrected in this amendment

The Amended 20-F is filed to add back the missing Note 14 to Note 17. Owing to the fact that the missing of Note 14 to Note 17 were typographical missing error, the adding back is solely a corrective action to disclose the missing notes which were forgotten in the original filing. There were no changes in the audit report and audit opinion.

For convenience and ease of reference, the Company is filing the annual report in its entirety with applicable changes. Unless otherwise stated, all information contained in this Amended 20-F is as of August 15, 2013, the filing date of the Original 20-F. Except as stated herein, this Amended 20-F does not reflect events or transactions occurring after such filing date and does not contain any modification or updates to the disclosure in the Annual Report that may have been affected by events or transactions occurring subsequent to such filing date. No information in the Original 20-F other than as set forth above is amended hereby.

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

v

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

The following table presents selected financial data for the fiscal year ended March 31, 2013, for the Company:

Revenues                           $124,972
Loss from operations        (208,950)
Comprehensive loss         (181,122)
Stockholder’s equity        110,451

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

Selling, general and administrative expenses totaled $333,922 for the fiscal year ended March 31, 2013, an increase of $333,922 from $0 for the fiscal year ended March 31, 2012. The increase in expenses was principally due to the expenses of the newly started business of health supplement trading.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, November 25 , 2013	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
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

Dominic K.F. Chan & Co.
Certified Public Accountants
Hong Kong, China
August 14, 2013

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2013	2012
		(restated)

Assets
Current assets
Cash and Bank Deposits	$243,680	$0
Trade receivable	4,049	0
Deposit & Prepayments	12,191	0
Inventory	17,256	0
Total current assets	277,176	0

Plant, machinery and equipment, net	3,454	0
Deferred taxation	226,016	0
Total assets	506,646	0

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	14,498	0
Amount due to Directors	42,848	0
Accruals & Other payable	40,824	0
Convertible promissory note	300,000	0
Total current liabilities	398,170	0

Stockholders' equity
Common stock, 100,000,000 shares authorized and 50,413,319 shares and 30,410,000 shares issued at no par value at March 31, 2013 and March 31, 2012 respectively	449,839	158,266
Retained earnings	(339,388)	(158,266)
Other Comprehensives Income	0	0
Total stockholders' equity	110,451	0

Non-controlling interest	(1,975)	0

Total liabilities and stockholders' equity	$506,646	$0

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2013	2012	2011
		(restated)	(restated)

Revenue	$124,972	$0	$0

Expenses
Selling, general and administrative	(333,922)	0	0

Income/(loss) from operations	(208,950)	0	0

Interest income	0	0	0
Total other income	0	0	0

Loss from operations	(208,950)	0	0

Income tax	25,853	0	0

Non-controlling interest	1,975	0	0

Net loss	(181,122)	0	0

Currency exchange gain (loss)	0	0	0

Comprehensive loss	$(181,122)	$0	$0

Net Loss per share	$(0.004)	$0	$0

Net Comprehensive loss per share	$(0.004)	$0	$0

Weighted average common shares outstanding	42,028,366	30,410,000	30,410,000

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2010	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	0	-	0

Balance, March 31, 2011	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	0	-	0

Balance, March 31, 2012	30,410,000	$158,266	$(158,266)	$0	$0

Net loss for the year	-	-	(181,122)		(181,122)

Issuance of Stock	20,003,319	291,573	-		291,573

Balance, March 31, 2013	50,413,319	449,839	(339,388)	0	110,451

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2013	2012	2011
		(restated)	(restated)

Cash flows from operating activities
Net loss	$(181,122)	$0	$0
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	554	0	0
Non-controlling interest	(1,975)	0	0
Changes in assets and liabilities:
Deposits and other receivables	(12,191)	0	0
Account receivables	(4,049)	0	0
Inventory	(17,256)	0	0
Deferred tax assets	(226,017)	0	0
Accounts payables	14,498	0	0
Accrued liabilities and other payables-Third	40,825	0	0
Amount due to directors	42,848	0	0
Convertible promissory notes	300,000	0	0
Net cash (used in) operating activities	(43,885)	0	0

Cash flow from investing activities
Acquisition of assets	(4,008)	0	0
Net cash (used in) investing activities	(4,008)	0	0

Cash flow from financing activities
Cash for issuance of shares	291,573	0	0
Net cash provided by financing activities	291,573	0	0

Effect of foreign exchange rate changes on cash and cash equivalent	0	0	0

Cash and cash equivalents:
Net (decrease) increase	243,680	0	0
Balance at beginning of period	0	0	0
Balance at end of period	243,680	0	0

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

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

14.   CONVERTIBLE PROMISSORY NOTES

On December 31, 2012, the Company issued its convertible promissory note in the amount of $300,000 for additional working capital.  The note is due December 31, 2013 and carries interest at 10 percent per annum, payable quarterly.  The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

15.   SEGMENT INFORMATION

The Company is operating in one geographic location and one product category, therefore, segment information is not required to be provided.

16.   SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from July 1, 2013 through August 14, 2013, the date these financial statements were issued. The Company has determined that there were no material subsequent events.

17.  RESTATEMENT

On July 16, 2013, the Company received a letter dated July 2, 2013 from United States Securities and Exchange Commission concerning the predecessor auditor who had been no longer registered under Public company Accounting Oversight Board on June 27, 2013. The Company needed to re-audit under the current auditor. The ex-officers and ex-subsidiary were not available for audit purpose after their resignation and split-off. The Company made the following restatements for the prior years’ financial statements, including 2011 and 2010, to reflect the unavailable of information and the changes after the re-audit:

Consolidated Balance Sheet

ITEMS	March 31,	March 31,
	2012	2012
	(Original)	(Restated)

Assets
Current assets
Cash and Bank Deposits	$10,427	$0
Amount due from Related Parties	0	0
Deposit & Other receivable	8	0
Total current assets	10,435	0

Plant, machinery and equipment, net	0	0

Total assets	10,435	0

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	0	0
Total current liabilities	0	0

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 shares issued at no par value	158,266	158,266
Retained earnings	(147,823)	(158,266)
Other Comprehensive Income	(8)	0
Total stockholders' equity	10,435	0

Total liabilities and stockholders' equity	$10,435	$0

As a result of the restatement of the consolidated balance sheet as of June 30, 2012, the cash and bank deposit reduced from $10,427 to $0, the Deposit & Other receivable reduced from $8 to $0, the total current assets and total assets reduced from $10,435 to $0. Retained earnings reduced from $(147,823) to $(158,266), the other comprehensive income reduced from $(8) to $0, the total stockholders’ equity, total liabilities and stockholders’ equity reduced from $10,435 to $0.

Consolidated Statement of Operations and Comprehensive Loss

ITEMS	For the Years Ended March 31,
	2012	2012
	(Original)	(Restated)

Revenue	$24,701	$0

Expenses
Selling, general and administrative	(31,772)	0

Income/(loss) from operations	(7,071)	0

Other income	0	0
Interest income	8	0
Total other income	8	0

Loss from operations	(7,063)	0

Income tax	0	0

Net loss	(7,063)	0

Currency exchange gain (loss)	24	0

Comprehensive loss	$(7,039)	$0

Net Loss per share	$(0.0002)	$0

Net Comprehensive loss per share	$(0.0002)	$0

Weighted average common shares outstanding	30,410,000	30,410,000

As a result of the restatement of consolidated statements of operation and comprehensive loss, for the year ended March 31, 2012  the revenue reduced from $24,701 to $0. The selling, general and administrative expenses reduced from $(31,772) to $0. The income(loss) from operations reduced from $(7,071) to $0. The interest income reduced from $8 to $0. The net loss reduced from $(7,063) to $0. The currency exchange gain(loss) reduced from $24 to $0. The comprehensive loss reduced from $(7,039) to $0. The net loss per share changed from $(0.0002) to $0, the net comprehensive loss per share changed from $(0.0002) to $0.

ITEMS	For the Years Ended March 31,
	2011	2011
	(Original)	(Restated)

Revenue	$9,261	$0

Expenses
Selling, general and administrative	(30,106)	0

Income/(loss) from operations	(20,845)	0

Other income	0	0
Interest income	20	0
Total other income	20	0

Loss from operations	(20,825)	0

Income tax	0	0

Net loss	(20,825)	0

Currency exchange gain (loss)	(64)	0

Comprehensive loss	$(20,889)	$0

Net Loss per share	$(0.001)	$0

Net Comprehensive loss per share	$(0.001)	$0

Weighted average common shares outstanding	30,410,000	30,410,000

As a result of the restatement of consolidated statements of operation and comprehensive loss, for the year ended March 31, 2011, the revenue reduced from $9,261 to $0. The selling, general and administrative expenses reduced from $(30,106) to $0. The income (loss) from operations reduced from $(20,845) to $0. The interest income reduced from $20 to $0. The net loss reduced from $(20,825) to $0. The currency exchange gain(loss) reduced from $(64) to $0. The comprehensive loss reduced from $(20,889) to $0. The net loss per share changed from $(0.001) to $0, the net comprehensive loss per share changed from $(0.001) to $0.

Cash Flow Statement

ITEMS	For the Years Ended March 31,
	2012	2012
	(Original)	(Restated)

Cash flows from operating activities
Net loss	$(7,063)	$0
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	0	0
Changes in assets and liabilities:
Deposits and other receivables – Related	0	0
Deposits and other receivables – Third	0	0
Accounts payables	0	0
Accrued liabilities and other payables-Third	(129)	0
Net cash (used in) operating activities	(7,192)	0

Cash flow from investing activities
Acquisition of assets	0	0
Acquisition of a subsidiary	0	0
Net cash (used in) investing activities	0	0

Cash flow from financing activities
Cash advanced from directors	0	0
Cash for private placement	0	0
Cash for issuance of shares	0	0
Net cash provided by financing activities	0	0

Effect of foreign exchange rate changes on cash and cash equivalent	24	0

Cash and cash equivalents:
Net (decrease) increase	(7,168)	0
Balance at beginning of period	17,595	0
Balance at end of period	10,427	0

Supplemental cash flow information:
Cash paid for income taxes	$0	$0
Cash paid for interest	0	0

As a result of the restatement of statements of cash flow for the year ended March 31, 2012, the net loss reduced from $(7,063) to $0, The accrued liabilities and other payables reduced from $(129) to $0. The net cash (used in) operating activities reduced from $(7,192) to $0. The net cash (used) in investing activities and net cash provided by financing activities have no changes. The effect of foreign exchange rate changes on cash and cash equivalent reduced from $24 to $0. The net cash (decrease) increase for the year reduced from $(7,168) to $0.  The cash balance at beginning of period reduced from $17,595 to $0. The cash balance at end of period reduced from $10,427 to $0.

Cash Flow Statement

ITEMS	For the Years Ended March 31,
	2011	2011
	(Original)	(Restated)

Cash flows from operating activities	$(20,825)	$0
Net loss
Adjustments to reconcile net income/(loss) to net cash used in operating activities:	0	0
Depreciation	0	0
Changes in assets and liabilities:	0	0
Deposits and other receivables – Related	3	0
Deposits and other receivables – Third	0	0
Accounts payables	0	0
Accrued liabilities and other payables-Third	(11,931)	0
Net cash (used in) operating activities	(32,753)	0

Cash flow from investing activities
Acquisition of assets	0	0
Acquisition of a subsidiary	0	0
Net cash (used in) investing activities	0	0

Cash flow from financing activities
Cash advanced from directors	0	0
Cash for private placement	0	0
Cash for issuance of shares	0	0
Net cash provided by financing activities	0	0

Effect of foreign exchange rate changes on cash and cash equivalent	(64)	0

Cash and cash equivalents:
Net (decrease) increase	(32,817)	0
Balance at beginning of period	50,412	0
Balance at end of period	17,595	0

Supplemental cash flow information:
Cash paid for income taxes	$0	$0
Cash paid for interest	0	0

As a result of the restatement of statements of cash flow for the year ended March 31, 2011, the net loss reduced from $(20,825) to $0,  The deposit and other receivable reduced from $3 to $0; accrued liabilities and other payables reduced from $(11,931) to $0. The net cash (used in) operating activities reduced from $(32,753) to $0. The net cash (used) in investing activities and net cash provided by financing activities have no changes. The effect of foreign exchange rate changes on cash and cash equivalent reduced from $(64) to $0. The net cash (decrease) increase for the year reduced from $(32,817) to $0.  The cash balance at beginning of period reduced from $50,412 to $0. The cash balance at end of period reduced from $17,595 to $0.

DRAGON JADE INTERNATIONAL LIMITED AND SUBSIDIARIES

SCHEDULE I

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES

The following audited financial statements are filed as part of this annual report:

UNITED CENTURY HOLDINGS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31, 2012
(Stated in US Dollars)

As of August 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$61,731
Accounts receivable, net	20,143
Deposits, prepayment and other receivables	10,609
Inventories, net	8,834

Total current assets	$101,317

Long-term assets:
Property, plant and equipment, net	3,266
Deferred taxation	200,163

Total long-term assets	203,429

TOTAL ASSETS	$304,746

LIABILITIES
Current liabilities:
Amount due to a director	41
Accrued liabilities and other payable	13,132

Total current liabilities	$13,173

TOTAL LIABILITIES	$13,173

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 9,849 shares issued and outstanding as of August 31, 2012	$9,849
Paid-in capital	1,015,792
Accumulated deficit	(726,891)
Non-controlling interest	(7,177)

TOTAL STOCKHOLDERS’ EQUITY	$291,573

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$304,746

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