Form 20-F
period 2014-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2014-07-31
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2014

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

Lai Yat Man
Tel: 852 –3588-1780    Fax: 852 – 3005-6381
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  50,843,319 shares of common stock, no par value.

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

The following table presents selected financial data for the fiscal year ended March 31, 2014, for the Company:

Revenues $327,764
Loss from operations (922,111)
Comprehensive loss (1,141,119)
Stockholder’s equity (600,668)

Currency Exchange Rates.   All dollar amounts in this Form 20-F are in United States dollars.

B. Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value.  As of March 31, 2014, there were 50,413,319 issued and outstanding shares of common stock.

On December 31, 2012, the Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2014, the outstanding principal and accrued interest under those Convertible Notes was $307,397.

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2014, the outstanding principal and accrued interest under those Convertible Notes was $102,465.

On April 10, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on April 15, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2014, the outstanding principal and accrued interest under those Convertible Notes was $102,465.

On April 11, 2014, the Company issued 450,000 shares of its common stock to 15 persons in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act.  None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S.  The Company received $450,000 from those persons as consideration for those shares.  Those shares were issued in off-shore transactions.  No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.

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

We may not be successful in expanding a distribution network. Although we intend to expand our distribution network including additional cities and rural areas in East Asia in an effort to increase our geographic appearance. Our distribution, logistics and products may encounter various competitions from similar or substitutive businesses. Therefore, the success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers base and optimize our distribution network. We must also be able to anticipate and respond effectively to competition. If we fail to expand our distribution network in East Asia as planned or if we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

All of our products are shipped using third-party carriers. If a strike or other event prevents or disrupts these carriers from transporting our products, other carriers may be unavailable or may not have the capacity to deliver our products. If adequate third-party sources to ship our products were unavailable at any time, our business would be materially adversely affected.

For our product distribution network, we engaged with a few small suppliers for a steady supply of products. We typically distribute products pursuant to annual agency or distribution agreements entered between us and our suppliers or upstream distributors, under which our suppliers provide us with a series of economic incentives and other support. We cannot assure you that manufacturers and other suppliers will continue to sell products to us on commercially reasonable terms, or at all. We also cannot ensure that we will be able to establish new manufacturer and other supplier relationships, or extend existing relationships with suppliers when our agreements with them expire. Our annual agency or distribution agreements with suppliers may be terminated from time to time due to various reasons beyond our control.

We do not directly own any land use rights in connection with the properties we rent. We may lose our rental properties or may not be able to renew leases for them on terms that are reasonable or favorable to us, when those leases expire. This may adversely impact our business, including disrupting our operations or increasing our cost of operations.

We will be exposed to risks inherent in the packaging and distribution of healthcare products, such as the unintentional distribution of counterfeit products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer compensation we pay to our customers in connection with a product liability claim. Any product liability claim, product recall, adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business,

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we had 9 full-time employees. During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

We are dependent upon our senior management, particularly LAW Lok Bun and LAI Yat Man, to achieve profitability, and the loss of either one of them could have a material adverse effect upon our business, operating results and financial position. Our operating results and future success depend on our senior management’s services and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled personnel who are experienced in managing, marketing and customer servicing. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activities as of March 31, 2014 are as follows:

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

Item 4A.    Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects.

The Company has sustained losses totaling $1,141,119 for the fiscal year ending March 31, 2014, and had a retained earnings deficit of $1,480,507 as of March 31, 2014.

A.  Operating results.

Revenue for the fiscal year ended March 31, 2014 increased by $202,792 to $327,764 from $124,972 for the fiscal year ended March 31, 2013.  The increase in revenue resulted from the expansion of business of health supplement trading.

Selling, general and administrative expenses totaled $1,102,773 for the fiscal year ended March 31, 2014, an increase of $836,825, or 314.7% from $265,948 for the fiscal year ended March 31, 2013. The increase in expenses was principally due to expansion of business of health supplement trading and the recognition of loss for change in value of convertible notes.

Although the economy in China, as well as most of the rest of the world, has experienced considerable turmoil and uncertainty since 2008, our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2014, in an attempt to generate new business. Management participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.

As of  March 31, 2014, the Company had a working capital deficiency of $613,778 and cash of $421,546. This compares with working capital deficiency of $120,994 and cash of $243,680 as of March 31, 2013. The Company estimates its working capital needs for the next 12 months to be approximately $500,000.  As of March 31, 2014, it had insufficient funds on hand to meet such needs.

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

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2014, the outstanding principal and accrued interest under those Convertible Notes was $102,465.

On April 10, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on April 15, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2014, the outstanding principal and accrued interest under those Convertible Notes was $102,465.

On April 11, 2014, the Company issued 450,000 shares of its common stock to 15 persons in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act.  None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S.  The Company received $450,000 from those persons as consideration for those shares.  Those shares were issued in off-shore transactions.  No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.

C.   Research and development, patents and licenses, etc.

Not Applicable.

D.  Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2014.  We anticipate that we will continue to reduce our expenses and look to our directors to provide funds necessary to meet our obligations.  We also may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

Not Applicable.

F.   Tabular disclosure of contractual obligations

Not Applicable.

Item 6.      Directors, Senior Management and Employees

A.  Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 62, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 54, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 40, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 48, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor’s Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Lai Fan Wah (Thomas), age 57, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lai has been a director of Trinergy M&A Advisory Limited since 2010, which is a merger and acquisition advisory firm located in Shanghai, serving the greater China market. Mr. Lai was the Marketing Manager of Chong Hing Securities Company Limited, a wholly-owned subsidiary of Chong Hing Bank Limited Hong Kong from 2007 to 2008. Mr. Lai served as an Investment Advisor of HSBC Securities (Canada) Inc. in Toronto, Canada from 2001 to 2004; as a wholly-owned subsidiary of HSBC Bank Canada, the firm provided private banking services for clients of HSBC Bank Canada. Mr. Lai graduated from the Arts Department of Hong Kong Shue Yan College, was awarded MBA Degree from Oklahoma City University, Oklahoma, USA and Bachelor in Laws Degree from the Peking University, Beijing, Peoples’ Republic of China. We believe that Mr. Lai’s knowledge of banking and financing matters brings a unique expertise to our Board of Directors.

Mr. Tai Tze Yu Daniel, age 53, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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

D.  Employees.

As of March 31, 2014, we had 9 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.  Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited “control” the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2014, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

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

Item 7.      Major Shareholders and Related Party Transactions

A.  Major Shareholders. As of March 31, 2014, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company’s common stock, or 13.89%, 12,762,804 shares or 25.32% and 15,500,000 shares or 30.75%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company’s common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company’s common stock.

None of our 50,843,319 issued and outstanding shares of common stock as of March 31, 2013, is held by persons in the United States.  We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.  Related Party Transactions.  Since April 1, 2012, there has been no related party transaction, except the amount of $14,334 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and  (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

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

Item 8.      Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after “Signatures”:

Dragon Jade International Limited.
Consolidated Balance Sheets as of March 31, 2014 and 2013
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2014 and 2013.
Consolidated Statements of Cash Flow for the years ended March 31, 2014 and 2013.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2014 and 2013.
Notes to Consolidated Financial Statements

B.  Significant Changes.

None.

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

Item 10.    Additional Information

A.  Share capital.  Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2014, our recent fiscal year end, 50,413,319 of our authorized shares of common stock were issued and outstanding,  As of July 31, 2014, the latest practical date, 50,863,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

E.  Taxation.  Shareholders will not be subject to taxation, including withholding provisions, in the British Virgin Islands or Hong Kong.  The Company assumes no responsibility for the withholding of any tax upon the payment of dividends, and there is no tax treaty between the British Virgin Islands and the United States regarding such withholding .

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2014, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2014, the Company's internal control over financial reporting was effective.

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

Item 16B.  Code of Ethics

We haven’t adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2015.

Item 16C.  Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the two fiscal years ended March 31, 2014, and March 31, 2013, for professional services rendered by Dominic K.F. Chan & Co., Room 2105, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong, our principal accountant for the audit of our annual financial statements, were $13,000 for the fiscal year ended March 31, 2014, and $13,000 for the fiscal year ended March 31, 2013.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 30, 2014	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

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

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Dragon Jade International Limited and subsidiaries (“the Company”) as of March 31, 2014 and 2013 and the related consolidated statements of income, stockholders’ equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2014 and 2013, and the results of its operations and its cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co.

Dominic K.F. Chan & Co.
Certified Public Accountants
Hong Kong, China
July 30, 2014

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2014	2013

Assets
Current assets
Cash and Bank Deposits	$421,546	$243,680
Trade receivable	48,112	4,049
Deposit & Prepayments	7,581	12,191
Inventory	15,303	17,256
Total current assets	492,542	277,176

Plant, machinery and equipment, net	4,127	3,454
Deferred taxation	-	226,016
Total assets	496,669	506,646

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	12,999	14,498
Amount due to Directors	14,334	42,848
Accruals & Other payable	58,857	40,824
Convertible promissory note	1,020,130	300,000
Total current liabilities	1,106,320	398,170

Stockholders' equity
Common stock, 100,000,000 shares authorized and 50,413,319 shares and 50,413,319 shares issued at no par value at March 31, 2014 and March 31, 2013 respectively	449,839	449,839
Common shares to be issued	430,000	-
Retained earnings	(1,480,507)	(339,388)
Other Comprehensives Income	-	-
Total stockholders' equity	(600,668)	110,451

Non-controlling interest	(8,983)	(1,975)

Total liabilities and stockholders' equity	$496,669	$506,646

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2014	2013	2012
			(restated)

Revenue	$327,764	$124,972	$0

Costs of revenues	(155,616)	-

Gross profits	172,148	124,972

Expenses
Selling, general and administrative	(1,102,773)	(333,922)	0

Income/(loss) from operations	(930,625)	(208,950)	0

Other revenue	8,514	0
Total other income	8,514	0	0

Loss from operations	(922,111)	(208,950)	0

Income tax	(226,016)	25,853	0

Non-controlling interest	7,008	1,975	0

Net loss	(1,141,119)	(181,122)	0

Currency exchange gain (loss)	0	0	0

Comprehensive loss	$(1,141,119)	$(181,122)	$0

Net Loss per share	$(0.023)	$(0.004)	$0

Net Comprehensive loss per share	$(0.023)	$(0.004)	$0

Weighted average common shares outstanding	50,413,319	42,028,366	30,410,000

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Common	Retained	Other	Total
	Common		Shares To Be	Earnings	Comprehensive	Stockholders'
	Shares	Stock	Issued	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2011	30,410,000	$158,266	$-	$(158,266)	$-	$-

Net loss for the year	-	-		-	-	-

Balance, March 31, 2012	30,410,000	$158,266	$-	$(158,266)	$-	$-

Net loss for the year	-	-	-	(181,122)	-	(181,122)

Issuance of Stock	20,003,319	291,573	-	-	-	291,573

Balance, March 31, 2013	50,413,319	449,839	-	(339,388)	-	110,451

Net loss for the year	-	-	-	(1,141,119)	-	(1,141,119)

Shares to be issued	-	-	430,000	-	-	430,000

Balance, March 31, 2014	50,413,319	449,839	430,000	(1,480,507)	-	600,668

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2014	2013	2012
			(restated)

Cash flows from operating activities
Net loss	$(1,141,119)	$(181,122)	$0
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	1,086	554	0
Non-controlling interest	(7,008)	(1,975)	0
Changes in assets and liabilities:
Deposits and other receivables	4,610	(12,191)	0
Account receivables	(44,063)	(4,049)	0
Inventory	1,953	(17,256)	0
Deferred tax assets	226,016	(226,017)	0
Accounts payables	(1,499)	14,498	0
Accrued liabilities and other payables-Third party	18,033	40,825	0
Amount due to directors	(28,514)	42,848	0
Convertible promissory notes	720,130	300,000	0
Net cash (used in) operating activities	(250,375)	(43,885)	0

Cash flow from investing activities
Acquisition of assets	(1,759)	(4,008)	0
Net cash (used in) investing activities	(1,759)	(4,008)	0

Cash flow from financing activities
Cash for issuance of shares	430,000	291,573	0
Net cash provided by financing activities	430,000	291,573	0

Effect of foreign exchange rate changes on cash and cash equivalent	0	0	0

Cash and cash equivalents:
Net (decrease) increase	177,866	243,680	0
Balance at beginning of period	243,680	0	0
Balance at end of period	421,546	243,680	0

Supplemental cash flow information:
Cash paid for income taxes	0	0	0
Cash paid for interest	$0	$0	$0

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of March 31, 2014 were as follows:

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2014, the Company did not have any cash equivalents.

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

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2014, the Company has no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2014, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

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

(i) Income Taxes

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

(j) Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured.

(k) Foreign Currency Transactions

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

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830, formerly SFAS No. 52, "Foreign Currency Translation".  During 2013 and 2014, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

March 31, 2014 and 2013

Twelve months ended	7.8
HKD:USD exchange rate
Average twelve months ended	7.8
HKD:USD exchange rate

March 31, 2012

Balance sheet	US$0.12877 to HK$1.00
Statement of income and comprehensive income	US$0.12865 to HK$1.00

(l) Fair Value of Conversion features

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

(m) Earnings/(Losses) Per Share

Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(n) Accumulated Other Comprehensive Income

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

(o) Stock-Based Compensation

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

(p) New Accounting Pronouncements

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

In July 2013, The FASB has published Accounting Standards Update 2013-09, Fair Value Measurement (Topic 820): Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04. This ASU defers indefinitely certain disclosures about investments held by nonpublic employee benefit plans in their plan sponsors’ own nonpublic equity securities. The ASU was approved by the FASB on June 12, 2013. ASU No. 2013-09, Fair Value Measurement (Topic 820): Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04, applies to disclosures of certain quantitative information about the significant unobservable inputs used in Level 3 fair value measurement for investments held by certain employee benefit plans.

In July 2013, The FASB has issued Accounting Standards Update (ASU) No. 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU permit the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges.

Before the amendments in this ASU, only UST and, for practical reasons, the LIBOR swap rate, were considered benchmark interest rates. Including the Fed Funds Effective Swap Rate (OIS) as an acceptable U.S. benchmark interest rate in addition to UST and LIBOR will provide risk managers with a more comprehensive spectrum of interest rate resets to utilize as the designated benchmark interest rate risk component under the hedge accounting guidance.

The amendments apply to all entities that elect to apply hedge accounting of the benchmark interest rate. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013.

In July 2013, The FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force).

U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

In March 2014, FASB has issued Accounting Standards Update (ASU) No. 2014-07, Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements. The guidance addresses the consolidation of lessors in certain common control leasing arrangements and is based on a consensus reached by the Private Company Council (PCC). Under current U.S. GAAP, a company is required to consolidate an entity in which it has a controlling financial interest. The assessment of controlling financial interest is performed under either: (a) a voting interest model; or (b) a variable interest entity model. In a variable interest entity model, the company has a controlling financial interest when it has: (a) the power to direct the activities that most significantly affect the economic performance of the entity; and (b) the obligation to absorb losses or the right to receive benefits of the entity that could be potentially significant to the entity. To determine which model applies, a company preparing financial statements must first determine whether it has a variable interest in the entity being evaluated for consolidation and whether that entity is a variable interest entity. If elected, the accounting alternative should be applied to all leasing arrangements meeting the above conditions. The alternative should be applied retrospectively to all periods presented, and is effective for annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted for all financial statements that have not yet been made available for issuance.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

3.  Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as Alpha Ultimate Ltd. and United Asia Medical Network Co Ltd was in a tax loss position during the year.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contribute 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,250.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:
	2014	2013

Cash at Bank	$421,240	$243,374
Cash on Hand	306	306
Total	$421,546	$243,680

6. Trade Receivables, Net

Trade receivables comprise the followings:
	2014	2013

Trade receivables, gross	$48,112	$4,049
Provision for doubtful debts	-	-
Trade receivables, net	$48,112	$4,049

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

7.  Inventories

Inventories comprise the followings:
	2014	2013

Finished goods	$15,303	$17,256

	$15,303	$17,256

8. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2014	2013

At cost
Office equipment	$5,767	$4,008

	$5,767	$4,008
Less: accumulated depreciation	(1,640)	(554)

	$4,127	$3,454

Depreciation expenses are included in the statement of income as follows:
	2014	2013

Selling, general and administrative	$1,640	$554

Total depreciation expenses	$1,640	$554

9.  Income Taxes

The Company, being registered in the British Virgin Islands and which conducts all of its business through its subsidiaries incorporated in Hong Kong, is not subject to federal income tax until the operating profits was rebounded back to Untied States. The subsidiaries are Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd (see note 1).

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2014.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:
	2014	2013

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

10. Related Party Transactions

Since April 1, 2013, there has been no related party transaction, except the amount of $14,334 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest.

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

12. Commitments and Contingencies

As of March 31, 2014 and 2013, the company did not have any contingent liabilities.

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

On April 1, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 1, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

On April 15, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 15, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

The fair value of the convertible promissory note was calculated using the Black-Scholes valuation method. The following assumptions provide information regarding the fair value of convertible promissory notes issued as of March 31, 2014:
March 31, 2014

Common stock issuable upon conversion	1,000,000
Market value of common stock on measurement date (1)	$1.52
Exercise price	$0.50
Risk free interest rate (2)	3%
Term in year	0.00-0.04
Expected volatility (3)	18.5%
Expected dividend yield (4)	0%

(1)	The market value of common stock is the stock price at the close of trading on the date of March 31, 2014.

(2)	The risk-free interest rate was determined by management using the Treasury Bill rates as of March 31, 2014.

(3)
Expected volatility is based on average volatility of historical share trade information. The Company believes this method produces an estimate that is representative of the Company’s expectations of future volatility over the expected term of the warrants.

(4)	Management determined the dividend yield to be 0% based upon its expectation that it will not pay dividends for the foreseeable future.

Fair Value on a Recurring Basis

The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2014:

	Fair Value Measurements at March 31, 2014
	Quoted Prices In Active Markets for	Significant Other	Significant Unobservable	Total Carrying
	Identical Assets	Observable Inputs	Inputs	Value as of
Descriptions	(Level 1)	(Level 2)	(Level 3)	March 31, 2014

Derivative warrant instruments	$-	$-	$1,020,130	$1,020,130

Total	$-	$-	$1,020,130	$1,020,130

15. SEGMENT INFORMATION

The Company is operating in one geographic location and one product category, therefore, segment information is not required to be provided.

16.   SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from April 1, 2014 through July 30, 2014, the date these financial statements were issued. The Company has determined that there were no material subsequent events except for 450,000 common shares were issued at $1 per share on April 11, 2014.

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