Form 20-F
period 2015-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2015-07-30
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  51,063,319 shares of common stock, no par value.

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

NGAI Wing Mui Phoenix has served as Secretary of Dragon Jade International Limited since June 22, 2012.

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen’s Road Central, Central, Hong Kong

Dominic K.F. Chan & Co., the previously principal accountants, was ineligible to stand for re-election.

(a)
During the Company’s two most recent fiscal years, and through July 15, 2015, there were no (i) disagreements with Dominic K.F. Chan & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (i) reportable events.

(b)
The audit report of Dominic K.F. Chan & Co. on the financial statements of the Company as of and for the Year-ended March 31, 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

(c)	On July 15, 2015, the Company’s Board of Directors elected AWC (CPA) Limited as principal accountant for the Registrant.
(d)
During the two most recent fiscal years and through July 15, 2015, neither the Company nor anyone on its behalf consulted AWC (CPA) Limited regarding (i) the application of accounting principles to a specific completed or contemplated transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was the subject of a disagreement or event identified in response to Item 304 (a)(1)(v) of Regulation S-K or any matters set forth in Item 304 (a)(2)(i) & (ii) (there being none).

Our auditors are AWC (CPA) Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong.  Our auditors adhere to the Quality Control Standards established by the Public Company Oversight Accounting Board (PCAOB) of the Securities and Exchange Commission.

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

The following table presents selected financial data for the fiscal year ended March 31, 2015, for the Company:

Revenues $86,086
Loss from operations (1,849,070)
Comprehensive loss (1,842,912)
Stockholder’s equity (2,219,458)

Currency Exchange Rates.    All dollar amounts in this Form 20-F are in United States dollars.

B.  Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value.  As of March 31, 2015, there were 51,063,319 issued and outstanding shares of common stock.

On December 31, 2012, the Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2015, the outstanding principal and accrued interest under those Convertible Notes was $300,000.

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2015, the outstanding principal and accrued interest under those Convertible Notes was $100,000.

On September 2, 2014, a Convertible Note was fully converted into 200,000 shares of our common stock. The outstanding principal of $100,000 was converted into 200,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

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

Not applicable.

D. Risk Factor.  The following risk factors make the Company and our securities speculative and of high risk. Our business, operating results and financial position may be adversely affected by these risk factors, some of which we can’t control.  Additional risk factors not presently known by us or that we presently consider immaterial also could adversely affect our business, operating results and financial position, if any of them were to occur. In addition to these risk factors, shareholders and prospective investors should read the forward-looking statements about our future performance and expected results set forth in this annual report carefully before deciding to buy or sell our securities.  See “Forward-Looking Statements,” below.

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

We will be exposed to risks inherent in the packaging and distribution of healthcare products, such as the unintentional distribution of counterfeit products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer compensation we pay to our customers in connection with a product liability claim. Any product liability claim, product recall, adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we had 8 full-time employees. During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

Our three principal shareholders control us. None of our three principal shareholders holds a majority of our outstanding shares, which is required for the election of directors and other corporate action. But two of our three principal shareholders, Woody Fire Consultancy Limited (30.35%) and LAI Yat Man (24.99%), acting together, have a majority of our outstanding shares (55.34%) and, therefore, are able to elect all of the members of our board of directors. Those two shareholders, acting together, also are able to block any takeover bid or merger or acquisition proposal that may be beneficial to our other shareholders.

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

The audit report included in this Annual Report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection. The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections in China prevents the PCAOB from regularly evaluating our auditor's statements, audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's quality control and audit procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activities as of March 31, 2015 are as follows:

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

Item 4A.    Unresolved Staff Comments

None.

Item 5.       Operating and Financial Review and Prospects.

The Company has sustained losses totaling $1,842,912 for the fiscal year ending March 31, 2015, and had a retained earnings deficit of $3,323,419 as of March 31, 2015.

A.   Operating results.

Revenue for the fiscal year ended March 31, 2015 decreased by $241,678 to $86,086 from $327,764 for the fiscal year ended March 31, 2014.  The decrease in revenue was primarily due to the reduced customer spending.

Selling, general and administrative expenses totaled $1,903,253 for the fiscal year ended March 31, 2015, an increase of $800,480, or 72.6% from $1,102,773 for the fiscal year ended March 31, 2014. The increase in expenses was principally due to the recognition of loss for change in value of convertible notes.

Although the economy in China, as well as most of the rest of the world, has experienced considerable turmoil and uncertainty since 2008, our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2015, in an attempt to generate new business. Management participated in more trade exhibitions, seminars and conferences for small-to-medium sized companies in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.

As of March 31, 2015, the Company had a working capital deficiency of $2,237,622 and cash of $29,136. This compares with working capital deficiency of $613,778 and cash of $421,546 as of March 31, 2014. The Company estimates its working capital needs for the next 12 months to be approximately $500,000.  As of March 31, 2015, it had insufficient funds on hand to meet such needs.

On December 31, 2012, The Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2015, the outstanding principal and accrued but unpaid interest under those Convertible Notes was $300,000.

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2015, the outstanding principal and accrued interest under those Convertible Notes was $100,000.

On September 2, 2014, a Convertible Note was fully converted into 200,000 shares of our common stock. The outstanding principal of $100,000 was converted into 200,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

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

The Company estimates its working capital needs for the next 12 months to be approximately $500,000.  As of March 31, 2015, it had insufficient funds on hand to meet such needs. The Company’s major shareholders will continue to provide financial support to the Company to meet its working capital needs for the next 12 months.  The Company intends on funding its future development activities needs from the sale of equity securities, with some additional funding from other sources.

C.   Research and development, patents and licenses, etc.

Not Applicable.

D.   Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2015.  We anticipate that we will continue to reduce our expenses and look to our directors to provide funds necessary to meet our obligations.  We also may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

E.  Off-balance sheet arrangements

Not Applicable.

F.   Tabular disclosure of contractual obligations

Not Applicable.

Item 6.       Directors, Senior Management and Employees

A.   Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 63, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 55, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 41, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 49, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor’s Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Lai Fan Wah (Thomas), age 58, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lai has been a director of Trinergy M&A Advisory Limited since 2010, which is a merger and acquisition advisory firm located in Shanghai, serving the greater China market. Mr. Lai was the Marketing Manager of Chong Hing Securities Company Limited, a wholly-owned subsidiary of Chong Hing Bank Limited Hong Kong from 2007 to 2008. Mr. Lai served as an Investment Advisor of HSBC Securities (Canada) Inc. in Toronto, Canada from 2001 to 2004; as a wholly-owned subsidiary of HSBC Bank Canada, the firm provided private banking services for clients of HSBC Bank Canada. Mr. Lai graduated from the Arts Department of Hong Kong Shue Yan College, was awarded MBA Degree from Oklahoma City University, Oklahoma, USA and Bachelor in Laws Degree from the Peking University, Beijing, Peoples’ Republic of China. We believe that Mr. Lai’s knowledge of banking and financing matters brings a unique expertise to our Board of Directors.

Mr. Tai Tze Yu Daniel, age 54, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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

D.   Employees.

As of March 31, 2015, we had 8 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.   Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited “control” the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2015, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

NAME	SHARES OWNED	PERCENT OF CLASS
Woody Fire Consultancy Limited*	15,500,000	30.35
Lai Yat Man	12,762,804	24.99
Law Lok Bun	7,000,000	13.71
Fung Kwok Wing	-	-
Lo Tsz Fung Philip	-	-
Lai Fan Wah (Thomas)	-	-
Tai Tze Yu Daniel	-	-

Officers & Directors as a Group (6 persons)	19,762,804	38.70%

* LO Hsin Yu is the shareholder of and has a controlling interest in Woody Fire Consultancy Limited.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.       Major Shareholders and Related Party Transactions

A.   Major Shareholders. As of March 31, 2015, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company’s common stock, or 13.71%, 12,762,804 shares or 24.99% and 15,500,000 shares or 30.35%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company’s common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company’s common stock.

None of our 51,063,319 issued and outstanding shares of common stock as of March 31, 2015, is held by persons in the United States.  We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.   Related Party Transactions.   Since April 1, 2012, there has been no related party transaction, except the amount of $51,788 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

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

Item 8.       Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after “Signatures”:

Dragon Jade International Limited.
Consolidated Balance Sheets as of March 31, 2015 and 2014
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2015 and 2014.
Consolidated Statements of Cash Flow for the years ended March 31, 2015 and 2014.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2015 and 2014.
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

The transfer agent for our shares of common stock is Pacific Stock Transfer Company, 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.

B.  Plan of distribution.   Not applicable.

C.  Markets.

See Item 9.A., above.

D.  Selling shareholders.   Not applicable.

E.  Dilution.   Not applicable.

F.   Expenses of the issue.   Not applicable.

Item 10.     Additional Information

A.   Share capital.   Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2015, our recent fiscal year end, 51,063,319 of our authorized shares of common stock were issued and outstanding,  As of July 31, 2015, the latest practical date, 51,063,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our common stock to a person subject to United States federal income taxation, generally, will be treated as foreign source dividend income to such person.  Gain or loss from the sale of shares of our common stock, generally, will be subject to federal income taxation at a maximum federal income tax rate from 15% to 20%, if that common stock was held for more than 12 months or as ordinary income, if that common stock was held for less than 12 months.

G.   Statement by experts.  The auditors of the Company are AWC (CPA) Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong.  The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2015, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2015, the Company's internal control over financial reporting was effective.

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

Item 16B.  Code of Ethics

We haven’t adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2016.

Item 16C.  Principal Accountant Fees and Services

Audit Fees:   The aggregate fees for each of the two fiscal years ended March 31, 2015, and March 31, 2014, for professional services rendered by AWC (CPA) Limited, 7th Floor., Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong, for the fiscal year ended March 31, 2015, and Dominic K.F. Chan & Co., Room 2105, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong, for the fiscal year ended March 31, 2014, our principal accountants for the audit of our annual financial statements, were $13,000 for the fiscal year ended March 31, 2015, and $13,000 for the fiscal year ended March 31, 2014.

Audit-Related Fees:   AWC (CPA) Limited did not perform or bill for any audit-related services during the fiscal year ended March 31, 2015. Dominic K.F. Chan & Co. did not perform or bill for any audit-related services during the fiscal year ended March 31, 2014.

Tax Fees:   AWC (CPA) Limited did not render or bill for any services relating to tax compliance, tax advice or tax planning during the fiscal year ended March 31, 2015. Dominic K.F. Chan & Co. did not render or bill for any services relating to tax compliance, tax advice or tax planning during the fiscal year ended March 31, 2014.

All Other Fees:   AWC (CPA) Limited did not provide any products or other services during the fiscal year ended March 31, 2015. Dominic K.F. Chan & Co. did not provide any products or other services during the fiscal year ended March 31, 2014.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 30, 2015	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

AWC (CPA) LIMITED
CERTIFIED PUBLIC ACCOUNTANTS
7th Floor, Nan Dao Commercial Building,
359-361 Queen’s Road Central, Sheung Wan,
Hong Kong
Tel : (852) 2851 7954
Fax: (852) 2545 4086

To: The board of directors and stockholders of
Dragon Jade International Limited and Subsidiaries

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Dragon Jade International Limited and subsidiaries (“the Company”) as of March 31, 2015 and the related consolidated statements of income, stockholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2015, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(q) to the financial statements, the Company has suffered losses from operations and has a significant accumulated deficit. In addition, the Company comes to have insufficient cash flows from operations and for development. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ AWC (CPA) LIMITED

AWC (CPA) LIMITED
Certified Public Accountants
Hong Kong, China
July 30, 2015

DOMINIC K.F. CHAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Room 2105, 21/F., Office Tower, Longham Place
8 Argyle Street, Mongkok
Kowloon, Hong Kong
Tel : 2780 0607
Fax: 2780 0013

DOMINIC K.F. CHAN
CPA (Practising)

To: The board of directors and stockholders of
Dragon Jade International Limited and Subsidiaries

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Dragon Jade International Limited and subsidiaries (“the Company”) as of March 31, 2014 and the related consolidated statements of income, stockholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2014, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co.

Dominic K.F. Chan & Co.
Certified Public Accountants
Hong Kong, China
July 30, 2014

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2015	2014

Assets
Current assets
Cash and Bank Deposits	$29,136	$421,546
Trade receivable	15,003	48,112
Deposit & Prepayments	7,166	7,581
Inventory	1,950	15,303
Total current assets	53,255	492,542

Plant, machinery and equipment, net	3,023	4,127

Total assets	56,278	496,669

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	10,936	12,999
Amount due to Directors	51,788	14,334
Accruals & Other payable	28,153	58,857
Convertible promissory note	2,200,000	1,020,130
Total current liabilities	2,290,877	1,106,320

Stockholders' equity
Common stock, 100,000,000 shares authorized and 51,063,319 shares and 50,413,319 shares issued at no par value at March 31, 2015 and March 31, 2014 respectively	1,103,961	449,839
Common shares to be issued	-	430,000
Retained earnings	(3,323,419)	(1,480,507)
Other Comprehensives Income	-	-
Total stockholders' equity	(2,219,458)	(600,668)

Non-controlling interest	(15,141)	(8,983)

Total liabilities and stockholders' equity	$56,278	$496,669

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2015	2014	2013

Revenue	$86,086	$327,764	$124,972

Costs of revenues	(32,186)	(155,616)	-

Gross profits	53,900	172,148	124,972

Expenses
Selling, general and administrative	(1,903,253)	(1,102,773)	(333,922)

Income/(loss) from operations	(1,849,353)	(930,625)	(208,950)

Other revenue	283	8,514	-
Total other income	283	8,514	-

Loss from operations	(1,849,070)	(922,111)	(208,950)

Income tax	-	(226,016)	25,853

Non-controlling interest	6,158	7,008	1,975

Net loss	(1,842,912)	(1,141,119)	(181,122)

Currency exchange gain (loss)	-	-	-

Comprehensive loss	$(1,842,912)	$(1,141,119)	$(181,122)

Net Loss per share	$(0.036)	$(0.023)	$(0.004)

Net Comprehensive loss per share	$(0.036)	$(0.023)	$(0.004)

Weighted average common shares outstanding	50,966,606	50,413,319	42,028,366

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Common	Retained	Other	Total
	Common		Shares To Be	Earnings	Comprehensive	Stockholders'
	Shares	Stock	Issued	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2012	30,410,000	$158,266	$-	$(158,266)	$-	$-

Net loss for the year	-	-		(181,122)	-	(181,122)

Issuance of Stock	20,003,319	291,573	-	-	-	291,573

Balance, March 31, 2013	50,413,319	449,839	-	(339,388)	-	110,451

Net loss for the year	-	-	-	(1,141,119)	-	(1,141,119)

Shares to be issued	-	-	430,000	-	-	430,000

Balance, March 31, 2014	50,413,319	449,839	430,000	(1,480,507)	-	(600,668)

Net loss for the year	-	-	-	(1,842,912)	-	(1,842,912)

Issuance of Stock	650,000	654,122	(430,000)	-	-	224,122

Balance, March 31, 2015	51,063,319	1,103,961	-	(3,323,419)	-	(2,219,458)

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2015	2014	2013

Cash flows from operating activities
Net loss	$(1,842,912)	$(1,141,119)	$(181,122)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	1,104	1,086	554
Non-controlling interest	(6,158)	(7,008)	(1,975)
Changes in assets and liabilities:
Deposits and other receivables	415	4,610	(12,191)
Account receivables	33,109	(44,063)	(4,049)
Inventory	13,353	1,953	(17,256)
Deferred tax assets	-	226,016	(226,017)
Accounts payables	(2,063)	(1,499)	14,498
Accrued liabilities and other payables-Third party	(30,704)	18,033	40,825
Amount due to directors	37,454	(28,514)	42,848
Convertible promissory notes	1,383,992	720,130	300,000
Net cash (used in) operating activities	(412,410)	(250,375)	(43,885)

Cash flow from investing activities
Acquisition of assets	-	(1,759)	(4,008)
Net cash (used in) investing activities	-	(1,759)	(4,008)

Cash flow from financing activities
Cash for issuance of shares	20,000	430,000	291,573
Net cash provided by financing activities	20,000	430,000	291,573

Effect of foreign exchange rate changes on cash and cash equivalent	-	-	-

Cash and cash equivalents:
Net (decrease) increase	(392,410)	177,866	243,680
Balance at beginning of period	421,546	243,680	-
Balance at end of period	29,136	421,546	243,680

Supplemental cash flow information:
Cash paid for income taxes	-	-	-
Cash paid for interest	$-	$-	$-

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of March 31, 2015 were as follows:

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

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2015, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

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

(h) Impairment of Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in FASB ASC 360 Property, Plant, and Equipment (formerly Statement of Financial Accounting Standards (“SFAS”) No. 144). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, "Foreign Currency Translation").  During 2013, 2014 and 2015, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:
March 31, 2015, 2014 and 2013

Twelve months ended	7.8
HKD:USD exchange rate
Average twelve months ended	7.8
HKD:USD exchange rate

(l) Fair Value of Conversion Features

In accordance with FASB ASC 815 Derivatives and Hedging, the conversion feature of the Convertible Notes is separated from the debt instrument and accounted for separately as a derivative instrument. On the date the Convertible Notes are issued, the conversion feature was recorded as a liability at its fair value, with future decreases in fair value recognized as earnings and increases in fair values recognized as expenses.

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

(o) Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under FASB ASC 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

(p) Equity-Based Payments to Non-employees

The Company accounts for equity-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50, Equity-Based Payments to Non-Employees that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $3,323,419 as of March 31, 2015. The Company also continues to experience negative cash flows from operations. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to strengthen its core business, control its overall expenditures, improve the efficiency of its operations and continue its efforts to expand by exploring additional product lines and market opportunities.

(r) New Accounting Pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted. The Company does not expect ASU 2014-08 to have a significant impact on its results of operations and financial condition.

The FASB has issued Accounting Standards Update (ASU) No. 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which changes the accounting for repurchase-to-maturity transactions and repurchase financing arrangements. It also requires additional disclosures about repurchase agreements and other similar transactions. According to the FASB, the new guidance aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. Going forward, these transactions would all be accounted for as secured borrowings. The guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement, which has resulted in outcomes referred to as off-balance-sheet accounting. ASU 2014-11 also brings U.S. GAAP into greater alignment with IFRS for repurchase-to-maturity transactions. The amendments in the ASU require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The amendments in the ASU also require expanded disclosures about the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The amendments in this ASU are effective for public companies for the first interim or annual period beginning after December 15, 2014. In addition, for public companies, the disclosure for certain transactions accounted for as a sale is effective for the first interim or annual period beginning on or after December 15, 2014, and the disclosure for transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. For all other entities, all changes are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Earlier application for a public company is prohibited, but all other companies and organizations may elect to apply the requirements for interim periods beginning after December 15, 2014. The Company does not expect ASU 2014-11 to have a significant impact on its results of operations and financial condition.

The FASB has issued Accounting Standards Update (ASU) No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity. The amendments in this ASU provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle. If pushdown accounting is applied to an individual change-in-control event, that election is irrevocable. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting. The amendments in this ASU are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle. The Company does not expect ASU 2014-17 to have a significant impact on its results of operations and financial condition.

The FASB has issued ASU No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide a guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the Board decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendment will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

The FASB has issued Accounting Standards Update (“ASU”) No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must met two criteria’s: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. This amendment will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Board decided to permit early adoption provided that the guidance is applied from the beginning of the fiscal year of adoption.

The FASB has issued ASU No. 2015-03 about Simplifying the Presentation of Debt Issuance Costs. The objective is to require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued.

The FASB has issued ASU No. 2015-06 about Topic 260, Earnings Per Share, which contains guidance that addresses master limited partnerships that originated from Emerging Issues Task Force (EITF) Issue No. 07-4. This amendment in this Update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted.

The FASB has issued ASU No. 2015-07 about Topic 820, Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update apply to reporting entities that elect to measure the fair value of an investment within the related scope by using the net asset value per share (or its equivalent) practical expedient.

The FASB has issued Accounting Standards Update (ASU) No. 2015-10, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this ASU relate to glossary terms and cover a wide range of Topics in the FASB’s Accounting Standards Codification™ (Codification). These amendments are presented in four sections:

1. Deletion of Master Glossary Terms (Section A) arising because of terms that were carried forward from source literature (e.g., FASB Statements, EITF Issues, and so forth) to the Codification but were not utilized in the Codification.

2. Addition of Master Glossary Term Links (Section B) arising from Master Glossary terms whose links did not carry forward to the Codification.

3. Duplicate Master Glossary Terms (Section C) arising from Master Glossary terms that appear multiple times in the Master Glossary with similar, but not identical, definitions.

4. Other Technical Corrections Related to Glossary Terms (Section D) arising from miscellaneous changes to update Master Glossary terms.  The amendments do not have transition guidance and are effective upon issuance for both public entities and nonpublic entities.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3.  Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as Alpha Ultimate Ltd. and United Asia Medical Network Co Ltd was in a tax loss position during the year.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to $$192 (HK$1,500) per month.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:
	2015	2014

Cash at Bank	$28,676	$421,240
Cash on Hand	460	306
Total	$29,136	$421,546

6.  Trade Receivables, Net

Trade receivables comprise the followings:
	2015	2014

Trade receivables, gross	$15,003	$48,112
Provision for doubtful debts	-	-
Trade receivables, net	$15,003	$48,112

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

7.  Inventories

Inventories comprise the followings:
	2015	2014

Finished goods	$1,950	$15,303

	$1,950	$15,303

8.  Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2015	2014

At cost
Office equipment	$5,767	$5,767

	$5,767	$5,767
Less: accumulated depreciation	(2,744)	(1,640)

	$3,023	$4,127

Depreciation expenses are included in the statement of income as follows:
	2015	2014

Selling, general and administrative	$1,104	$1,086

Total depreciation expenses	$1,104	$1,086

9.  Income Taxes

The Company, including the holding company Dragon Jade International Limited and intermediate holding company United Century Holdings Ltd., is being registered in the British Virgin Islands and which conducts all of its business through its subsidiaries incorporated in Hong Kong, is not subject to federal income tax until the operating profits was rebounded back to Untied States. The subsidiaries are Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd (see note 1).

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2015.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:
	2015	2014

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

10.  Related Party Transactions

Since April 1, 2014, there has been no related party transaction, except the amount of $51,788 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no collateral, due date or maturity date and does not accrue any interest.

11.  Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region. Hong Kong has a relatively stable economy. However, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

12.  Commitments and Contingencies

As of March 31, 2015 and 2014, the company did not have any contingent liabilities.

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

On April 15, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 15, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.  On September 2, 2014, this Convertible Note was fully converted into 200,000 shares of our common stock. The outstanding principal of $100,000 was converted into 200,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

The fair value of the convertible promissory note was calculated using the Black-Scholes valuation method. The following assumptions provide information regarding the fair value of convertible promissory notes issued as of March 31, 2015:
March 31, 2015

Common stock issuable upon conversion	800,000
Market value of common stock on measurement date (1)	$3.25
Exercise price	$0.50
Risk free interest rate (2)	5%
Term in year	0.00
Expected volatility (3)	287.6%
Expected dividend yield (4)	0%

(1)	The market value of common stock is the stock price at the close of trading on the date of March 31, 2015.

(2)	The risk-free interest rate was determined by management using the Treasury Bill rates as of March 31, 2015.

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

Fair Value on a Recurring Basis

The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2015:

	Fair Value Measurements at March 31, 2015
	Quoted Prices In Active Markets for	Significant Other	Significant Unobservable	Total Carrying
	Identical Assets	Observable Inputs	Inputs	Value as of
Descriptions	(Level 1)	(Level 2)	(Level 3)	March 31, 2015

Derivative warrant instruments	$-	$-	$2,200,000	$2,200,000

Total	$-	$-	$2,200,000	$2,200,000

15.  SEGMENT INFORMATION

The Company is operating in one geographic location and one product category, therefore, segment information is not required to be provided.

16.  SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from April 1, 2015 through July 30, 2015, the date these financial statements were issued. The Company has determined that there were no material subsequent events being required to have disclosure.