Form 20-F
period 2016-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2016-07-29
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2016

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

i

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

Forward-Looking Information: This annual report contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this annual report that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,”  “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

v

PART I

Item  1.       Identity of Directors , Senior Management and Advisers

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

FUNG Kwok Wing has served as Chief Financial Officer and a director of Dragon Jade International Limited since September 1, 2012.

LO Tsz Fung Philip has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

TAI Tze Yu Daniel has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

NGAI Wing Mui Phoenix has served as Secretary of Dragon Jade International Limited since June 22, 2012.

LAI Fan Wah (Thomas) has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012 and resigned on May 4, 2016.

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road Central, Hong Kong SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen’s Road Central, Central, Hong Kong

Effective April 30, 2016, AWC (CPA) Limited (“AWC”) has merged (the “Merger”) with Dominic K.F. Chan & Co (“DKFC”) and formed DCAW (CPA) Limited (“DCAW”), which is registered with the Public Company Accounting Oversight Board (PCAOB).  As a result of the Merger, AWC resigned as the Company’s independent registered public accounting firm on April 30, 2016.  On May 5, 2016, the Company engaged DCAW (CPA) Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong, as its independent registered public accounting firm.

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

The following table presents selected financial data for the fiscal year ended March 31, 2016, for the Company:

Revenues $336,906
Loss from operations (472,153)
Comprehensive gain 292,647
Stockholder’s equity (1,926,811)

Currency Exchange Rates.    All dollar amounts in this Form 20-F are in United States dollars.

B.  Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value.  As of March 31, 2016, there were 51,063,319 issued and outstanding shares of common stock.

On December 31, 2012, the Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued interest under those Convertible Notes was $300,000.  On April 12, 2016, the Convertible Note was fully converted into 600,000 shares of our common stock. The outstanding principal of $300,000 was converted into 600,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued interest under those Convertible Notes was $100,000.

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

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we had 10 full-time employees. During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

Our three principal shareholders control us. None of our three principal shareholders holds a majority of our outstanding shares, which is required for the election of directors and other corporate action. But two of our three principal shareholders, Woody Fire Consultancy Limited (30.91%) and LAI Yat Man (24.70%), acting together, have a majority of our outstanding shares (55.61%) and, therefore, are able to elect all of the members of our board of directors. Those two shareholders, acting together, also are able to block any takeover bid or merger or acquisition proposal that may be beneficial to our other shareholders.

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activities as of March 31, 2016 are as follows:

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

In September 2015, AUL has begun to sell and distribute the Ultroid® Hemorrhoid Management System (“Ultroid® System”) in Hong Kong.  The Ultroid® System, which is FDA cleared and also approved for use in many other nations, is a non-surgical, non-anesthetic, and rapid treatment for hemorrhoidal disease (HD).  The Ultroid® System is unique to the market and currently the only FDA cleared device to treat and cure all four grades of internal and mixed hemorrhoids.  The non-surgical technology is a break-through in painless hemorrhoid therapy requiring no anesthesia and no recuperation time.  Performed in the physician's office in minutes, patients are immediately able to resume their daily activities.

C. Organizational Structure

D. Property, Plants and Equipment

Except for some furniture and fixtures and office equipment, such as desks and chairs and computers, no member of the Group has any property.

Item 4A.     Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects.

The Company has realized gains totaling $292,647 for the fiscal year ending March 31, 2016, and had a retained earnings deficit of $3,030,772 as of March 31, 2016.

A.   Operating results.

Revenue for the fiscal year ended March 31, 2016 increased by $250,820 to $336,906 from $86,086 for the fiscal year ended March 31, 2015.  The increase in revenue was primarily due to sales of a new product called “Ultroid® Hemorrhoid Management System” commenced in September 2015.

Selling, general and administrative expenses totaled $713.956 for the fiscal year ended March 31, 2016, an increase of $194,695, or 37.5% from $519,261 for the fiscal year ended March 31, 2015. The increase in expenses was principally due to expenses related to the sales of “Ultroid® Hemorrhoid Management System”.

Our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2016, in an attempt to generate new business. Management participated in more seminars for customers in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.

As of March 31, 2016, the Company had a working capital deficiency of $1,970,798 and cash of $18,806. This compares with working capital deficiency of $2,237,622 and cash of $29,136 as of March 31, 2015. The Company estimates its working capital needs for the next 12 months to be approximately $1,000,000.  As of March 31, 2016, it had insufficient funds on hand to meet such needs.

On December 31, 2012, The Company entered into definitive agreements relating to a private placement of $300,000 in principal amount of Convertible Notes due on December 31, 2013, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 600,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued but unpaid interest under those Convertible Notes was $300,000.  On April 12, 2016, the Convertible Note was fully converted into 600,000 shares of our common stock. The outstanding principal of $300,000 was converted into 600,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued interest under those Convertible Notes was $100,000.

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

The Company estimates its working capital needs for the next 12 months to be approximately $1,000,000.  As of March 31, 2016, it had insufficient funds on hand to meet such needs. The Company’s major shareholders will continue to provide financial support to the Company to meet its working capital needs for the next 12 months.  The Company intends on funding its future development activities needs from the sale of equity securities, with some additional funding from other sources.

C.   Research and development, patents and licenses, etc.

Not Applicable.

D.   Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2016.  We anticipate that we will continue to reduce our expenses and look to our directors to provide funds necessary to meet our obligations.  We also may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

On May 5, 2016 the Company entered into a memorandum of understanding with Ultroid Marketing Development Corporation (“UMDC”) for a proposed definitive agreement to be signed within one hundred and twenty days in which the Company acquires one hundred percent interest in UMDC.  The contemplated definitive agreement proposes the Company to acquire UMDC for $40,000,000 in a combination of cash and DGJI common stock.  Ultroid Marketing Development Corporation, a technology company based in Florida, United States, manufactures and markets Ultroid® Hemorrhoid Management System (“Ultroid® System”).  The Ultroid® System, which is FDA cleared and also approved for use in many other nations, is a non-surgical, non-anesthetic, and rapid treatment for hemorrhoidal disease (HD).  The Ultroid® System is unique to the market and currently the only FDA cleared device to treat and cure all four grades of internal and mixed hemorrhoids.  The non-surgical technology is a break-through in painless hemorrhoid therapy requiring no anesthesia and no recuperation time.  Performed in the physician's office in minutes, patients are immediately able to resume their daily activities.

E.  Off-balance sheet arrangements

Not Applicable.

F.   Tabular disclosure of contractual obligations

Not Applicable.

Item 6.      Directors, Senior Management and Employees

A.   Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 64, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 56, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 42, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 50, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor’s Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Lai Fan Wah (Thomas), age 59, was appointed as an Independent Non-executive Director of the Company on September 1, 2012 and resigned on May 4, 2016. Mr. Lai has been a director of Trinergy M&A Advisory Limited since 2010, which is a merger and acquisition advisory firm located in Shanghai, serving the greater China market. Mr. Lai was the Marketing Manager of Chong Hing Securities Company Limited, a wholly-owned subsidiary of Chong Hing Bank Limited Hong Kong from 2007 to 2008. Mr. Lai served as an Investment Advisor of HSBC Securities (Canada) Inc. in Toronto, Canada from 2001 to 2004; as a wholly-owned subsidiary of HSBC Bank Canada, the firm provided private banking services for clients of HSBC Bank Canada. Mr. Lai graduated from the Arts Department of Hong Kong Shue Yan College, was awarded MBA Degree from Oklahoma City University, Oklahoma, USA and Bachelor in Laws Degree from the Peking University, Beijing, Peoples’ Republic of China. We believe that Mr. Lai’s knowledge of banking and financing matters brings a unique expertise to our Board of Directors.

Mr. Tai Tze Yu Daniel, age 55, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Tze Yu Daniel serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

  D.   Employees.

As of March 31, 2016, we had 10 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.   Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited “control” the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2016, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

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

Item 7.      Major Shareholders and Related Party Transactions

A.   Major Shareholders. As of March 31, 2016, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company’s common stock, or 13.71%, 12,762,804 shares or 24.99% and 15,500,000 shares or 30.35%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company’s common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company’s common stock.

None of our 51,063,319 issued and outstanding shares of common stock as of March 31, 2016, is held by persons in the United States.  We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.   Related Party Transactions.   Since April 1, 2012, there has been no related party transaction, except the amount of $729,609 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

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

Item 8.      Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after “Signatures”:

Dragon Jade International Limited.
Consolidated Balance Sheets as of March 31, 2016 and 2015
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2016 and 2015.
Consolidated Statements of Cash Flow for the years ended March 31, 2016 and 2015.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2016 and 2015.
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

Item 10.    Additional Information

A.   Share capital.   Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2016, our recent fiscal year end, 51,063,319 of our authorized shares of common stock were issued and outstanding,  As of July 25, 2016, the latest practical date, 51,663,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

G.   Statement by experts.  The auditors of the Company are DCAW (CPA) Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong.  The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2016, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2016, the Company's internal control over financial reporting was effective.

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

Item 16 .    [Reserved]

Item 16A.  Audit committee financial expert

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Tze Yu Daniel, serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

Item 16B.  Code of Ethics

We haven’t adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2017.

Item 16C.  Principal Accountant Fees and Services

Audit Fees:   The aggregate fees for each of the two fiscal years ended March 31, 2016, and March 31, 2015, for professional services rendered by DCAW (CPA) Limited, 7th Floor., Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong, for the fiscal year ended March 31, 2016, and AWC (CPA) Limited, 7th Floor., Nan Dao Commercial Building, 359-361 Queen’s Road Central, Sheung Wan, Hong Kong, for the fiscal year ended March 31, 2015, our principal accountants for the audit of our annual financial statements, were $14,000 for the fiscal year ended March 31, 2016, and $13,000 for the fiscal year ended March 31, 2015.

Audit-Related Fees:   DCAW (CPA) Limited did not perform or bill for any audit-related services during the fiscal year ended March 31, 2016. AWC (CPA) Limited did not perform or bill for any audit-related services during the fiscal year ended March 31, 2015.

Tax Fees:   DCAW (CPA) Limited did not render or bill for any services relating to tax compliance, tax advice or tax planning during the fiscal year ended March 31, 2016. AWC (CPA) Limited did not render or bill for any services relating to tax compliance, tax advice or tax planning during the fiscal year ended March 31, 2015.

All Other Fees:   DCAW (CPA) Limited did not provide any products or other services during the fiscal year ended March 31, 2016. AWC (CPA) Limited did not provide any products or other services during the fiscal year ended March 31, 2015.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 25, 2016	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

DCAW (CPA) LIMITED
CERTIFIED PUBLIC ACCOUNTANTS
7th Floor, Nan Dao Commercial Building,
359-361 Queen’s Road Central, Sheung Wan,
Hong Kong
Tel : (852) 2851 7954
Fax: (852) 2545 4086

To: The board of directors and stockholders of
Dragon Jade International Limited and Subsidiaries

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Dragon Jade International Limited and subsidiaries (“the Company”) as of March 31, 2016 and 2015 and the related consolidated statements of income, stockholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2016 and 2015, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ DCAW (CPA) LIMITED

DCAW (CPA) LIMITED
Certified Public Accountants
Hong Kong, China
July 25, 2016

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2016	2015

Assets
Current assets
Cash and Bank Deposits	$18,806	$29,136
Trade receivable	40,492	15,003
Deposit & Prepayments	15,212	7,166
Inventory	191,992	1,950
Total current assets	266,502	53,255

Plant, machinery and equipment, net	24,083	3,023

Total assets	290,585	56,278

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	20,317	10,936
Amount due to Directors	729,609	51,788
Accruals & Other payable	47,374	28,153
Convertible promissory note	1,440,000	2,200,000
Total current liabilities	2,237,300	2,290,877

Stockholders' equity
Common stock, 100,000,000 shares authorized and 51,063,319 shares and 51,063,319 shares issued at no par value at March 31, 2016 and March 31, 2015 respectively	1,103,961	1,103,961
Common shares to be issued	-	-
Retained earnings	(3,030,772)	(3,323,419)
Other Comprehensives Income	-	-
Total stockholders' equity	(1,926,811)	(2,219,458)

Non-controlling interest	(19,904)	(15,141)

Total liabilities and stockholders' equity	$290,585	$56,278

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2016	2015	2014

Revenue	$336,906	$86,086	$327,764

Costs of revenues	(95,103)	(32,186)	(155,616)

Gross profits	241,803	53,900	172,148

Expenses
Selling, general and administrative	(713,956)	(519,261)	(582,643)

Income/(loss) from operations	(472,153)	(465,361)	(410,495)

Other income	37	283	8,514

Gain/(Loss) on change in fair value of convertible note liability	760,000	(1,383,992)	(520,130)
Total other income/(loss)	760,037	(1,383,709)	(511,616)

Gain/(Loss) before income tax	287,884	(1,849,070)	(922,111)

Income tax	-	-	(226,016)

Non-controlling interest	4,763	6,158	7,008

Net gain/(loss)	292,647	(1,842,912)	(1,141,119)

Currency exchange gain/(loss)	-	-	-

Comprehensive gain/(loss)	$292,647	$(1,842,912)	$(1,141,119)

Net Gain/(Loss) per share	$0.006	$(0.036)	$(0.023)

Net Comprehensive Gain/(Loss) per share	$0.006	$(0.036)	$(0.023)

Weighted average common shares outstanding	51,063,319	50,966,606	50,413,319

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Common	Retained	Other	Total
	Common		Shares To Be	Earnings	Comprehensive	Stockholders'
	Shares	Stock	Issued	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2012	30,410,000	$158,266	$-	$(158,266)	$-	$-

Net loss for the year	-	-		(181,122)	-	(181,122)

Issuance of Stock	20,003,319	291,573	-	-	-	291,573

Balance, March 31, 2013	50,413,319	449,839	-	(339,388)	-	110,451

Net loss for the year	-	-	-	(1,141,119)	-	(1,141,119)

Shares to be issued	-	-	430,000	-	-	430,000

Balance, March 31, 2014	50,413,319	449,839	430,000	(1,480,507)	-	(600,668)

Net loss for the year	-	-	-	(1,842,912)	-	(1,842,912)

Issuance of Stock	650,000	654,122	(430,000)	-	-	224,122

Balance, March 31, 2015	51,063,319	1,103,961	-	(3,323,419)	-	(2,219,458)

Net gain for the year	-	-	-	292,647	-	292,647

Issuance of Stock	-	-	-	-	-	-

Balance, March 31, 2016	51,063,319	1,103,961	-	(3,030,772)	-	(1,926,811)

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2016	2015	2014

Cash flows from operating activities
Net gain / (loss)	$292,647	$(1,842,912)	$(1,141,119)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	4,068	1,104	1,086
Non-controlling interest	(4,763)	(6,158)	(7,008)
Changes in assets and liabilities:
Deposits and other receivables	(8,046)	415	4,610
Account receivables	(25,489)	33,109	(44,063)
Inventory	(190,042)	13,353	1,953
Deferred tax assets	-	-	226,016
Accounts payables	9,381	(2,063)	(1,499)
Accrued liabilities and other payables-Third party	19,221	(30,704)	18,033
Amount due to directors	677,821	37,454	(28,514)
Convertible promissory notes	(760,000)	1,383,992	720,130
Net cash (used in) operating activities	14,798	(412,410)	(250,375)

Cash flow from investing activities
Acquisition of assets	(25,128)	-	(1,759)
Net cash (used in) investing activities	(25,128)	-	(1,759)

Cash flow from financing activities
Cash for issuance of shares	-	20,000	430,000
Net cash provided by financing activities	-	20,000	430,000

Effect of foreign exchange rate changes on cash and cash equivalent		-	-

Cash and cash equivalents:
Net (decrease) increase	(10,330)	(392,410)	177,866
Balance at beginning of period	29,136	421,546	243,680
Balance at end of period	18,806	29,136	421,546

Supplemental cash flow information:
Cash paid for income taxes	-	-	-
Cash paid for interest	$-	$-	$-

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

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of March 31, 2016 were as follows:

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2016, the Company did not have any cash equivalents.

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

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2016, the Company has no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2016, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

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

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency.  On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, "Foreign Currency Translation").  During 2014, 2015 and 2016, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

March 31, 2016, 2015 and 2014

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

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $3,030,772 as of March 31, 2016. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as Alpha Ultimate Ltd had sufficient unused tax loss brought forward to offset against the assessable profits for the year and United Asia Medical Network Co Ltd was in a tax loss position during the year.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to $192 (HK$1,500) per month.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:
	2016	2015

Cash at Bank	$18,124	$28,676
Cash on Hand	682	460
Total	$18,806	$29,136

6. Trade Receivables, Net

Trade receivables comprise the followings:
	2016	2015

Trade receivables, gross	$40,492	$15,003
Provision for doubtful debts	-	-
Trade receivables, net	$40,492	$15,003

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

7.  Inventories

Inventories comprise the followings:
	2016	2015

Finished goods	$191,992	$1,950

	$191,992	$1,950

8. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2016	2015

At cost
Leasehold improvement, furniture and office equipment	$30,895	$5,767

	$30,895	$5,767
Less: accumulated depreciation	(6,812)	(2,744)

	$24,083	$3,023

Depreciation expenses are included in the statement of income as follows:
	2016	2015

Selling, general and administrative	$4,068	$1,104

Total depreciation expenses	$4,068	$1,104

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

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2016.

 The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:
	2016	2015

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

10. Related Party Transactions

Since April 1, 2012, there has been no related party transaction, except the amount of $729,609 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no collateral, due date or maturity date and does not accrue any interest.

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

12. Commitments and Contingencies

As of March 31, 2016 and 2015, the company did not have any contingent liabilities.

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

14.  CONVERTIBLE PROMISSORY NOTES

On December 31, 2012, the Company issued its convertible promissory note in the amount of $300,000 for additional working capital. The note is due December 31, 2013 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.  On April 12, 2016, this Convertible Note was fully converted into 600,000 shares of our common stock. The outstanding principal of $300,000 was converted into 600,000 shares of our common stock at an exercise price of $0.50 per share in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

On April 1, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 1, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.  On March 31, 2014, the convertible note in the amount of $100,000 was matured.  No new agreement had been reached.  There was $9,640 of interest charged on the matured loan of $100,000.

The fair value of the convertible promissory note was calculated using the Black-Scholes valuation method. The following assumptions provide information regarding the fair value of convertible promissory notes issued as of March 31, 2016:
March 31, 2016

Common stock issuable upon conversion	800,000
Market value of common stock on measurement date (1)	$2.30
Exercise price	$0.50
Risk free interest rate (2)	18%
Term in year	0.00
Expected volatility (3)	38.2%
Expected dividend yield (4)	0%

(1)	The market value of common stock is the stock price at the close of trading on the date of March 31, 2016.

(2)	The risk-free interest rate was determined by management using the Treasury Bill rates as of March 31, 2016.

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

Fair Value on a Recurring Basis

The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2016:

	Fair Value Measurements at March 31, 2016
	Quoted Prices In Active Markets for	Significant Other	Significant Unobservable	Total Carrying
	Identical Assets	Observable Inputs	Inputs	Value as of
Descriptions	(Level 1)	(Level 2)	(Level 3)	March 31, 2016

Derivative warrant instruments	$-	$-	$1,440,000	$1,440,000

Total	$-	$-	$1,440,000	$1,440,000

15. SEGMENT INFORMATION

The Company is operating in one geographic location and one product category, therefore, segment information is not required to be provided.

16.   SUBSEQUENT EVENTS

On May 5, 2016 the Company entered into a memorandum of understanding with Ultroid Marketing Development Corporation (“UMDC”) for a proposed definitive agreement to be signed within one hundred and twenty days in which the Company acquires one hundred percent interest in UMDC.  The contemplated definitive agreement proposes the Company to acquire UMDC for $40,000,000 in a combination of cash and DGJI common stock.