Form 20-F
period 2017-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2017-07-27
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2017

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

___________________________________
(Translation of Registrant's name into English)

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

i

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  56,663,319 shares of common stock, no par value.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer") in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If   "Other"  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐ Yes      ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRELIMINARY NOTE

Currencies:     We present our consolidated financial statements in United States dollars. All dollar amounts in this annual report on Form 20-F are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Hong Kong dollars ("HK dollars" or HK$").  See "Item 3. Key Information - Currency Exchange Rates" for a history of exchange rates of HK$ into US$.

Generally Accepted Accounting Principles:     We report our financial results using United States generally accepted accounting principles ("US GAAP").  Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Forward-Looking Information: This annual report contains "forward-looking statements." Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under "Item 3.D. Risk Factors" and elsewhere in this annual report, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this annual report that are not statements of historical or current facts or conditions may be deemed "forward-looking" statements.  Forward-looking statements often may be identified by terminology such as "intend," "should," "expect," "may," "plan," "anticipate,"  "believe," "estimate," "project," "predict," and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

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

FUNG Kwok Wing has served as Chief Financial Officer and a director of Dragon Jade International Limited.

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

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road Central, Hong Kong SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen's Road Central, Central, Hong Kong

Effective April 30, 2016, AWC (CPA) Limited ("AWC") has merged (the "Merger") with Dominic K.F. Chan & Co ("DKFC") and formed DCAW (CPA) Limited ("DCAW"), which is registered with the Public Company Accounting Oversight Board (PCAOB).  As a result of the Merger, AWC resigned as the Company's independent registered public accounting firm on April 30, 2016.  On May 5, 2016, the Company engaged DCAW (CPA) Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen's Road Central, Sheung Wan, Hong Kong, as its independent registered public accounting firm. With effect from November 8 2016, DCAW had changed its legal name to Centurion ZD CPA Limited ("Centurion ZD"). Centurion ZD remains the same legal entity that it was before the name change.

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

 Item 3.       Key Information

A.
Selected financial data:  Dragon Jade International Limited (the "Company") was incorporated on April 14, 2008 in the British Virgin Islands.  The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

On August 31, 2012, the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation. On September 1 2012, the Company consummated the transaction contemplated by that stock exchange agreement. All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company's common stock. The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited ("UCHL") was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities. UCHL is established as a special purpose holding company whose objective is to become a holding company to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in Hong Kong. On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited ("UAM") and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. Its principal business is the marketing and sale of health supplement products and providing related medical and health consultancy services.

The following table presents selected financial data for the fiscal year ended March 31, 2017, for the Company:

Revenues $224,920
Loss from operations (2,251,716)
Comprehensive loss (1,980,785)
Stockholder's equity 12,172,404

Currency Exchange Rates.    All dollar amounts in this Form 20-F are in United States dollars.

B.  Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value.  As of March 31, 2017, there were 56,663,319 issued and outstanding shares of common stock.

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

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued interest under those Convertible Notes was $100,000.  On March 3, 2017, the Convertible Note was fully repaid.

On March 6, 2017, the Company issued 5,000,000 shares of its common stock to 2 persons at a consideration of $3 per share in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act. None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S. Those shares were issued in off-shore transactions. No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk Factor.  The following risk factors make the Company and our securities speculative and of high risk. Our business, operating results and financial position may be adversely affected by these risk factors, some of which we can't control.  Additional risk factors not presently known by us or that we presently consider immaterial also could adversely affect our business, operating results and financial position, if any of them were to occur. In addition to these risk factors, shareholders and prospective investors should read the forward-looking statements about our future performance and expected results set forth in this annual report carefully before deciding to buy or sell our securities.  See "Forward-Looking Statements," below.

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

We are dependent upon our senior management, particularly LAW Lok Bun and LAI Yat Man, to achieve profitability, and the loss of either one of them could have a material adverse effect upon our business, operating results and financial position. Our operating results and future success depend on our senior management's services and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled personnel who are experienced in managing, marketing and customer servicing. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

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

We are subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that act. If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected. The requirements, rules and regulations to which we are subject include Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and annual reports under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management's Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; and disclosure of whether or not we have adopted a written code of ethics for our Chief Executive Officer and senior financial officers, and if not, why not. These requirements involve substantial additional time and effort by our Chief Executive Officer/Chief Financial Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom are subject to potential liabilities for failure to comply with these requirements and some of whom may be unwilling or unable to satisfy these requirements.

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

Risks Related to Our Common Stock
Our common stock may be considered a "penny stock" under SEC rules, which would limit the market for our common stock and our ability to raise capital in an offering of our securities. If shares of our common stock are not listed on a national securities exchange or Nasdaq and do not have a minimum bid price of $5.00 per share, our common stock is considered a "penny stock," as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

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

The audit report included in this Annual Report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection. The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the "PCAOB", is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections in China prevents the PCAOB from regularly evaluating our auditor's statements, audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's quality control and audit procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 4.      Other Information

A. History and Development of the Company
Dragon Jade International Limited ("Dragon Jade," "the Company," "we," "us", "our" and similar terms) was incorporated in the British Virgin Islands, with limited liabilities on April 14, 2008.  When the Company was incorporated, its business plan was to engage in a merger or acquisition with a company with operations.  The Company is not and does not intend to be an "investment company," as that term is defined in the Investment Company Act of 1940; in that, it is engaged and proposes to engage in business, by and through wholly owned or majority owned subsidiaries.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

On August 31, 2012, the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1, 2012, the Company consummated the transaction contemplated by that stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company's capital stock.  As a result, the Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited ("UCHL") was incorporated on March 2, 2012, under the British Virgin Islands Business Companies Act, 2004, with limited liabilities.  UCHL is established as a special purpose holding company, whose objective was to become a holding company by an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited ("UAM") and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company's subsidiaries (which together with the Company are collectively referred to as the "Group") and their principal activities as of March 31, 2017 are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. ("AUL")	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. ("UCHL")	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited ("UAM")	May 6, 1998	Hong Kong	98.49%	Health supplement trading

The principal executive offices of the Group are located at Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China; the telephone number is 852-3580 1788.  There is no agent for service in the United States, LAI Yat Man is the contact person for purposes of this Annual Report on Form 20-F.

B.  Business Overview
The Company engages in the health supplement business by and through Alpha Ultimate Ltd. ("AUL") and United Asia Medical Network Company Limited ("UAM"), which sells health supplements (without any limitation or restriction as to customer size, industry or business).  UAM is a company incorporated in Hong Kong with a business network across Asia, including Hong Kong, mainland China, Taiwan, Japan, Korea, Singapore, Malaysia, and Thailand. UAM believes that, with its experience in human biological knowledge and marketing experience, it is able to provide beneficial nutritional products and medical services.  UAM operations include the unique combined use of traditional Chinese medicine and modern western medicine in treatment. Considering the adverse side effects of modern western medicine, the medical professionals of UAM believe that traditional Chinese medicine, with thousands of years of enhancement and empirical evidence, can complement western medicine, which will better serve patients.

In September 2015, AUL has begun to sell and distribute the Ultroid® Hemorrhoid Management System ("Ultroid® System") in Hong Kong.  The Ultroid® System, which is FDA cleared and also approved for use in many other nations, is a non-surgical, non-anesthetic, and rapid treatment for hemorrhoidal disease (HD).  The Ultroid® System is unique to the market and currently the only FDA cleared device to treat and cure all four grades of internal and mixed hemorrhoids.  The non-surgical technology is a break-through in painless hemorrhoid therapy requiring no anesthesia and no recuperation time.  Performed in the physician's office in minutes, patients are immediately able to resume their daily activities.

C. Organizational Structure

D. Property, Plants and Equipment

Except for some furniture and fixtures and office equipment, such as desks and chairs and computers, no member of the Group has any property.

Item 4A.     Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects.

The Company has sustained losses totaling $1,980,785 for the fiscal year ending March 31, 2017, and had a retained earnings deficit of $5,011,557 as of March 31, 2017.

A.   Operating results.

Revenue for the fiscal year ended March 31, 2017 decreased by $111,986 to $224,920 from $336.906 for the fiscal year ended March 31, 2016.

Selling, general and administrative expenses totaled $2,426,481 for the fiscal year ended March 31, 2017, an increase of $1,712,525, or 239.9% from $713.956 for the fiscal year ended March 31, 2016. The increase in expenses was principally due to expenses related to the exploration of overseas market of "Ultroid® Hemorrhoid Management System".

Our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2017, in an attempt to generate new business. Management participated in more seminars for customers in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.

As of March 31, 2017, the Company had a working capital surplus of $12,065,098 and cash of $1,244,844. This compares with working capital deficiency of $1,970,798 and cash of $18,806 as of March 31, 2016. The Company estimates its working capital needs for the next 12 months to be approximately $1,000,000.  As of March 31, 2017, it had sufficient funds on hand to meet such needs.

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

On April 1, 2013, the Company entered into definitive agreements relating to a private placement of $100,000 in principal amount of Convertible Notes due on March 31, 2014, and warrants to the purchasers of such Convertible Notes giving such purchasers the right to purchase up to an aggregate of 200,000 shares of our common stock at an exercise price of $0.50 per share.  At March 31, 2016, the outstanding principal and accrued interest under those Convertible Notes was $100,000.  On March 3, 2017, the Convertible Note was fully repaid.

On March 6, 2017, the Company issued 5,000,000 shares of its common stock to 2 persons at a consideration of $3 per share in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act. None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S. Those shares were issued in off-shore transactions. No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.  First installment of the consideration amounted to $4,462,935 was received on March 2, 2017 and second installment of the consideration amounted to $10,537,065 was received on May 31, 2017.  The Company intends to use the amount received from the shares issuance on its future development activities.

C.   Research and development, patents and licenses, etc.

Not Applicable.

D.   Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2017.  We anticipate that we will continue to reduce our expenses and may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

On January 19, 2017 the Company entered into an exclusive option and remediation agreement with Ultroid, LLC, Ultroid Marketing Development Corporation, and Ultroid Technologies, Inc. (Collectively, "Ultroid").  Ultroid has agreed to grant the Company an exclusive option to purchase the Ultroid assets for $1,000,000 in cash and 500,000 shares of the Company's common stock.  The option is granted by Ultroid in exchange for the Company's agreement to perform certain remediation tasks with respect to the Ultroid Assets and the Company's agreement to stay arbitration proceedings initiated by the Company against Ultroid the option period.

E.  Off-balance sheet arrangements

Not Applicable.

F.   Tabular disclosure of contractual obligations

Not Applicable.

Item 6.      Directors, Senior Management and Employees

A.   Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 65, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 57, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company's business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 43, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 51, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor's Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo's knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Tai Tze Yu Daniel, age 56, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Tze Yu Daniel serve as members of the Audit Committee. Lo Tsz Fung Philip is an "audit committee financial expert" as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

D.   Employees.

As of March 31, 2017, we had 11 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.   Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited "control" the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2017, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.)

NAME	SHARES OWNED	PERCENT OF CLASS
Woody Fire Consultancy Limited*	15,970,000	28.18
Lai Yat Man	12,762,804	22.52
Law Lok Bun	7,000,000	12.35
Fung Kwok Wing	-	-
Lo Tsz Fung Philip	-	-
Lai Fan Wah (Thomas)	-	-
Tai Tze Yu Daniel	-	-

Officers & Directors as a Group (6 persons)	19,762,804	34.87%

* LO Hsin Yu is the shareholder of and has a controlling interest in Woody Fire Consultancy Limited.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.      Major Shareholders and Related Party Transactions

A.   Major Shareholders. As of March 31, 2017, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company's common stock, or 12.35%, 12,762,804 shares or 22.52% and 15,970,000 shares or 28.18%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company's common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company's common stock.

None of our 56,663,319 issued and outstanding shares of common stock as of March 31, 2017, is held by persons in the United States.  We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.   Related Party Transactions.   Since April 1, 2012, there has been no related party transaction, except the amount of $283,682 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

C.  Interests of experts and counsel.   No counsel or accountant for the Company has been employed on a contingent basis or owns shares of common stock of the Company or of AUL, UCHL, or UAM.

Item 8.      Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after "Signatures":

Dragon Jade International Limited.
Consolidated Balance Sheets as of March 31, 2017 and 2016
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2017 and 2016.
Consolidated Statements of Cash Flow for the years ended March 31, 2017 and 2016.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2017 and 2016.
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

The prices of our shares of common stock are quoted on the OTCQB market.  The OTCQB market is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation and the prices of our shares of common stock on the OTCQB market may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock and could depress the trading price of our common stock and have a long-term adverse impact on our ability to raise capital in the future.

When fewer shares of a security are traded on the OTCQB market, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information.  Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of a person's orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of a person's order entry.

The transfer agent for our shares of common stock is Pacific Stock Transfer Company, 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.

B.  Plan of distribution.   Not applicable.

C.  Markets.

See Item 9.A., above.

D.  Selling shareholders.   Not applicable.

E.  Dilution.   Not applicable.

F.   Expenses of the issue.   Not applicable.

Item 10.    Additional Information

A.   Share capital.   Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2017, our recent fiscal year end, 56,663,319 of our authorized shares of common stock were issued and outstanding,  As of July 25, 2017, the latest practical date, 51,923,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

(3)  Section 18 of our Articles of Association provides that our directors may authorize a distribution by way of dividend at any time, if they are satisfied that immediately after such distribution the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they become due.  Section 7 of our Memorandum of Association provides that each share of our common stock is entitled to one vote at a meeting of our shareholders or on any resolution of our shareholders; share equally in any dividend paid by the Company; and share equally in the distribution of any surplus assets of the Company on its liquidation.  There are no pre-emptive rights.

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

D.   Exchange controls.   Neither the British Virgin Islands nor Hong Kong has any system of exchange controls, and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company's securities.

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

G.   Statement by experts.  The auditors of the Company are Centurion ZD CPA Limited, 7th Floor, Nan Dao Commercial Building, 359-361 Queen's Road Central, Sheung Wan, Hong Kong.  The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

H.   Documents on display.   Item 19 sets forth a list of exhibits; that list is incorporated herein by reference.

I.   Subsidiary information.   Information concerning AUL, UCHL, and UAM, our subsidiaries, is included throughout this Annual Report; AUL's, UCHL's, and UAM's financial statements, also, are included.

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

Item 15.    Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act").  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must anticipate the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2017, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company's Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2017, the Company's internal control over financial reporting was effective.

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

Item 15T.   Controls and Procedures

Not Applicable.

Item 16 .    [Reserved]

Item 16A.  Audit committee financial expert

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Tze Yu Daniel, serve as members of the Audit Committee. Lo Tsz Fung Philip is an "audit committee financial expert" as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

Item 16B.  Code of Ethics

We haven't adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2018.

Item 16C.  Principal Accountant Fees and Services

Audit Fees:   The aggregate fees for each of the two fiscal years ended March 31, 2017, and March 31, 2016, for professional services rendered by Centurion ZD CPA Limited, 7th Floor., Nan Dao Commercial Building, 359-361 Queen's Road Central, Sheung Wan, Hong Kong, for the two fiscal years ended March 31, 2017, and March 31, 2016, our principal accountants for the audit of our annual financial statements, were $40,000 for the fiscal year ended March 31, 2017, and $14,000 for the fiscal year ended March 31, 2016.

Audit-Related Fees:   Centurion ZD CPA Limited did not perform or bill for any audit-related services during the two fiscal years ended March 31, 2017, and March 31, 2016.

Tax Fees:   Centurion ZD CPA Limited did not render or bill for any services relating to tax compliance, tax advice or tax planning during the two fiscal years ended March 31, 2017, and March 31, 2016.

All Other Fees:   Centurion ZD CPA Limited did not provide any products or other services during the two fiscal years ended March 31, 2017, and March 31, 2016.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 27, 2017	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

CENTURION ZD CPA LIMITED
CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)
7th Floor, Nan Dao Commercial Building,
359-361 Queen's Road Central, Sheung Wan,
Hong Kong
Tel : (852) 2851 7954
Fax: (852) 2545 4086

To: The board of directors and stockholders of
Dragon Jade International Limited and Subsidiaries

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Dragon Jade International Limited and Subsidiaries (the "Company") as of March 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dragon Jade International Limited as of March 31, 2017 and 2016, and the results of its operations and its cash flow for each of the years in the three-year period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ CENTURION ZD CPA LIMITED

CENTURION ZD CPA LIMITED
Certified Public Accountants
Hong Kong, China
July 27, 2017

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheet

	March 31,	March 31,
	2017	2016

Assets
Current assets
Cash and Bank Deposits	$1,244,844	$18,806
Subscription receivable	10,537,065	-
Loan receivable	324,284	-
Trade receivable	51,019	40,492
Deposit & Prepayments	111,792	15,212
Inventory	178,892	191,992
Total current assets	12,447,896	266,502

Plant, machinery and equipment, net	78,495	24,083

Total assets	12,526,391	290,585

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	5,379	20,317
Amount due to Directors	283,682	729,609
Accruals & Other payable	93,737	47,374
Convertible promissory note	-	1,440,000
Total current liabilities	382,798	2,237,300

Stockholders' equity
Common stock, 100,000,000 shares authorized and 56,663,319 shares and 51,063,319 shares issued at no par value at March 31, 2017 and March 31, 2016 respectively	17,183,961	1,103,961
Common shares to be issued	-	-
Accumulated losses	(5,011,557)	(3,030,772)
Other Comprehensives Income	-	-
Total stockholders' equity	12,172,404	(1,926,811)

Non-controlling interest	(28,811)	(19,904)

Total liabilities and stockholders' equity	$12,526,591	$290,585

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statement of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2017	2016	2015

Revenue	$224,920	$336,906	$86,086

Costs of revenues	(50,155)	(95,103)	(32,186)

Gross profits	174,765	241,803	53,900

Expenses
Selling, general and administrative	(2,426,481)	(713,956)	(519,261)

Income/(loss) from operations	(2,251,716)	(472,153)	(465,361)

Other income	2,024	37	283

Gain/(Loss) on change in fair value of convertible note liability	260,000	760,000	(1,383,992)
Total other income/(loss)	260,000	760,037	(1,383,709)

Gain/(Loss) before income tax	(1,989,692)	287,884	(1,849,070)

Income tax	-	-	-

Non-controlling interest	8,907	4,763	6,158

Net gain/(loss)	(1,980,785)	292,647	(1,842,912)

Currency exchange gain/(loss)	-	-	-

Comprehensive gain/(loss)	$(1,980,785)	$292,647	$(1,842,912)

Net Gain/(Loss) per share	$(0.038)	$0.006	$(0.036)

Net Comprehensive Gain/(Loss) per share	$(0.038)	$0.006	$(0.036)

Weighted average common shares outstanding	51,852,557	51,063,319	50,966,606

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

			Common	Retained	Other	Total
	Common		Shares To Be	Earnings	Comprehensive	Stockholders'
	Shares	Stock	Issued	(Deficit)	Income	Equity (Deficit)

Balance, March 31, 2013	50,413,319	449,839	-	(339,388)	-	110,451

Net loss for the year	-	-	-	(1,141,119)	-	(1,141,119)

Shares to be issued	-	-	430,000	-	-	430,000

Balance, March 31, 2014	50,413,319	449,839	430,000	(1,480,507)	-	(600,668)

Net loss for the year	-	-	-	(1,842,912)	-	(1,842,912)

Issuance of Stock	650,000	654,122	(430,000)	-	-	224,122

Balance, March 31, 2015	51,063,319	1,103,961	-	(3,323,419)	-	(2,219,458)

Net gain for the year	-	-	-	292,647	-	292,647

Issuance of Stock	-	-	-	-	-	-

Balance, March 31, 2016	51,063,319	1,103,961	-	(3,030,772)	-	(1,926,811)

Net loss for the year	-	-	-	(1,980,785)	-	(1,980,785)

Issuance of Stock	5,600,000	16,080,000	-	-	-	16,080,000

Balance, March 31, 2017	56,663,319	17,183,961	-	(5,011,557)	-	12,172,404

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2017	2016	2015

Cash flows from operating activities
Net gain / (loss)	$(1,980,785)	$292,647	$(1,842,912)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	28,086	4,068	1,104
Non-controlling interest	(8,907)	(4,763)	(6,158)
Changes in assets and liabilities:
Deposits and other receivables	(420,864)	(8,046)	415
Account receivables	(10,527)	(25,489)	33,109
Inventory	13,100	(190,042)	13,353
Deferred tax assets	-	-	-
Accounts payables	(14,938)	9,381	(2,063)
Accrued liabilities and other payables-Third party	46,363	19,221	(30,704
Amount due to directors	(445,927)	677,821	37,454
Convertible promissory notes	(260,000)	(760,000)	1,383,992
Net cash (used in) operating activities	(3,054,399)	(14,798)	(412,410)

Cash flow from investing activities
Acquisition of assets	(82,498)	(25,128)	-
Net cash (used in) investing activities	(82,498)	(25,128)	-

Cash flow from financing activities
Cash for issuance of shares	4,462,935	-	20,000
Repayment of convertible promissory note	(100,000)	-	-
Net cash provided by financing activities	4,362,935	-	20,000

Effect of foreign exchange rate changes on cash and cash equivalent			-

Cash and cash equivalents:
Net increase (decrease)	1,226,038	(10,330)	(392,410)
Balance at beginning of period	18,806	29,136	421,546
Balance at end of period	1,244,844	18,806	29,136

Supplemental cash flow information:
Cash paid for income taxes	-	-	-
Cash paid for interest	$-	$-	$-

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the "Company") was incorporated on April 14, 2008 in the British Virgin Islands.  The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the health supplement industry.

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company's capital stock.  The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited ("UCHL") was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities.  UCHL is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited ("UAM") and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company's subsidiaries (which together with the Company are collectively referred to as the "Group") and their principal activity as of March 31, 2017 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. ("AUL")	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. ("UCHL")	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited ("UAM")	May 6, 1998	Hong Kong	98.49%	Health supplement trading

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

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2016, the Company has no allowance for doubtful accounts, as per the management's judgment based on their best knowledge.

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

(h) Impairment of Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in FASB ASC 360 Property, Plant, and Equipment (formerly Statement of Financial Accounting Standards ("SFAS") No. 144). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

(j) Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller's price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured.

(k) Foreign Currency Transactions

The consolidated financial statements of the Company are presented in United States Dollars ("US$"). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the income statement.

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company's subsidiary in Hong Kong has its local currency, Hong Kong Dollars ("HK$"), as its functional currency.  On consolidation, the financial statements of the Company's subsidiary in Hong Kong is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, "Foreign Currency Translation").  During 2015, 2016 and 2017, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

March 31, 2017, 2016 and 2015

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
The Company used the Black-Scholes-Merton option-pricing model to obtain the fair value of the conversion feature. The Company's expected volatility assumption is based on the historical volatility of the Company's stock. The expected life assumption is primarily based on the expiration date of the conversion features. The risk-free interest rate for the expected term of the conversion features is based on the U.S. Treasury yield curve in effect at the time of measurement.

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

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $5,011,557 as of March 31, 2017. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to strengthen its core business, control its overall expenditures, improve the efficiency of its operations and continue its efforts to expand by exploring additional product lines and market opportunities.

(r) New Accounting Pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted. The Company does not expect ASU 2014-08 to have a significant impact on its results of operations and financial condition.

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

The FASB has issued Accounting Standards Update (ASU) No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity. The amendments in this ASU provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity's most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle. If pushdown accounting is applied to an individual change-in-control event, that election is irrevocable. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting. The amendments in this ASU are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle. The Company does not expect ASU 2014-17 to have a significant impact on its results of operations and financial condition.

The FASB has issued ASU No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide a guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer's accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the Board decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendment will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

The FASB has issued Accounting Standards Update ("ASU") No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must met two criteria's: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. This amendment will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Board decided to permit early adoption provided that the guidance is applied from the beginning of the fiscal year of adoption.

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

The FASB has issued Accounting Standards Update (ASU) No. 2015-10, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this ASU relate to glossary terms and cover a wide range of Topics in the FASB's Accounting Standards Codification™ (Codification). These amendments are presented in four sections:

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

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

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

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:
	2017	2016

Cash at Bank	$1,244,844	$18,124
Cash on Hand	-	682
Total	$1,244,844	$18,806

6. Loan Receivable

On January 19, 2017, Dragon Jade International Limited entered into an agreement with an unrelated party in the amount of $65,850. The amount is interest free and has no fixed term of repayment.

On March 7, 2017, a subsidiary, United Asia Medical Network Company Limited ("UAMN") entered into the loan agreement with an unrelated party in the amount of US$256,410, plus the term of the loan amount is bearing 12% interest per annum and the due date is on March 7, 2018.

7. Trade Receivables, Net

Trade receivables comprise the followings:
	2017	2016

Trade receivables, gross	$51,019	$40,492
Provision for doubtful debts	-	-
Trade receivables, net	$51,019	$40,492

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

 8.  Inventories

Inventories comprise the followings:
	2017	2016

Finished goods	$178,892	$191,992

	$178,892	$191,992

9. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2017	2016

At cost
Leasehold improvement, furniture and office equipment	$113,393	$30,895

	$113,393	$30,895
Less: accumulated depreciation	(34,898)	(6,812)

	$78,495	$24,083

Depreciation expenses are included in the statement of income as follows:
	2017	2016

Selling, general and administrative	$28,086	$4,068

Total depreciation expenses	$28,086	$4,068

10.  Income Taxes

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

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK's Profit Tax ("HKPT"). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2017.

 The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the U.S. statutory rate and the Group's provision for income tax is as follows:
	2017	2016

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

11. Related Party Transactions

Since April 1, 2012, there has been no related party transaction, except the amount of $283,682 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no collateral, due date or maturity date and does not accrue any interest.

12. Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region. Hong Kong has a relatively stable economy. However, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

13. Commitments and Contingencies

As of March 31, 2017 and 2016, the company did not have any contingent liabilities.

14. Acquisition

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation. On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement. All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company's capital stock. The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited ("UCHL") owns 98.49% equity interest in United Asia Medical Network Company Limited ("UAM"). UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

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

UCHL's results of operations are consolidated with the Company effective September 1, 2012.

 15. SEGMENT INFORMATION

The Company is operating in one geographic location and one product category, therefore, segment information is not required to be provided.