Form 20-F
period 2018-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2018-07-30
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2018

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

_____________________________________
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  57,023,319 shares of common stock, no par value.

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

FUNG Kwok Wing has served as Chief Financial Officer and a director of Dragon Jade International Limited since September 1, 2012 and as a director of United Asia Medical Network Co. Ltd. since inception on July 27, 2016.

LO Tsz Fung Philip has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

TAI Kam Chiu Daniel (formerly known as TAI Tze Yu Daniel) has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

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

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road Central, Hong Kong SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen's Road Central, Central, Hong Kong

The Company's independent registered public accounting firm is Centurion ZD CPA Limited ("Centurion ZD"), Unit 1304, 13th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

Our securities counsel is Ortoli Rosenstadt LLP, 501 Madison Avenue, 14th Floor, New York, NY 10022.

Our legal advisor is Pillsbury Winthrop Shaw Pittman LLP, 12255 El Camino Real, Suite 300, San Diego, CA 92130-4088.

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

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000.  DJMC was incorporated on January 25, 2017, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  DJMC was formed to offering medical equipment and aircraft financing solutions, including both direct financial leasing and sale-leaseback services to customers in health care and airlines in China through 100% owned subsidiary Shenzhen Dragon Jade Financial Leasing Company Limited formed under the laws of the Peoples' Republic of China.

The following table presents selected financial data for the fiscal year ended March 31, 2018, for the Company:

	For the Years Ended March 31,
	2018	2017	2016	2015	2014

Revenue	$121,618	$224,920	$336,906	$86,086	$327,764

Cost of revenue	(17,113)	(50,155)	(95,103)	(32,186)	(155,616)

Loss from operations	(6,013,120)	(2,251,716)	(472,153)	(465,361)	(410,495)

Net gain/(loss)	(5,969,001)	(1,980,785)	292,647	(1,842,912)	(1,141,119)

Net gain/(loss) per share	(0.105)	(0.038)	0.006	(0.036)	(0.023)

	March 31,
	2018	2017	2016	2015	2014

Total assets	6,677,434	12,526,391	290,595	56,278	496,669

Net assets/(liabilities)	6,522,399	12,143,593	(1,946,715)	(2,234,599)	(609,651)

Common stock	17,543,961	17,183,961	1,103,961	1,103,961	879,839

Dividend declared	-	-	-	-	-

Currency Exchange Rates.    All dollar amounts in this Form 20-F are in United States dollars.

B.  Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value.  As of March 31, 2018, there were 57,023,319 issued and outstanding shares of common stock.

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

Our three principal shareholders control us. None of our three principal shareholders holds a majority of our outstanding shares, which is required for the election of directors and other corporate action. But two of our three principal shareholders, Woody Fire Consultancy Limited (28%) and LAI Yat Man (22.38%), acting together, have a majority of our outstanding shares (50.38%) and, therefore, are able to elect all of the members of our board of directors. Those two shareholders, acting together, also are able to block any takeover bid or merger or acquisition proposal that may be beneficial to our other shareholders.

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

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000.  DJMC was incorporated on January 25, 2017, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  DJMC was formed to offering medical equipment and aircraft financing solutions, including both direct financial leasing and sale-leaseback services to customers in health care and airlines in China through 100% owned subsidiary Shenzhen Dragon Jade Financial Leasing Company Limited formed under the laws of the Peoples' Republic of China.

Details of the Company's subsidiaries and associate (which together with the Company are collectively referred to as the "Group") and their principal activity as of March 31, 2018 were as follows:
Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. ("AUL")	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. ("UCHL")	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited ("UAM")	May 6, 1998	Hong Kong	98.49%	Health supplement trading

Dragon Jade Medical Company Limited ("DJMC")	January 25, 2017	Hong Kong	30%	Investment holding

Shenzhen Dragon Jade Financial Leasing Company Limited ("SZDJFL")	September 4, 2017	Peoples's Republic of China	30%	Financial leasing

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

Recent Development

In May 2018, the Company has started to develop and operate the human resources business which focuses on recruiting medical practitioners to work in the healthcare industry in China, taking advantage of the Group's close association with the medical community in Taiwan and Hong Kong to access experienced medical professionals, who have the necessary language and cultural skills, and are experienced in both Western and Chinese medicines. We will provide screening, interviews, recommendation, evaluation and review when it comes to recruitments for enterprises. A recruitment advertisement service would also be provided for different industries to show job vacancies on the Company's website. We also provides job consultation, career advice and interview training for job seekers. With our professional medical team, we provide medical consultation, medical advice on new drugs and a worldwide hospital referral service to our clients in Mainland China. We assist our clients to overcome geographical and language barriers by providing a visa application service and medical record translation service.

C. Organizational Structure

D. Property, Plants and Equipment

Except for some furniture and fixtures and office equipment, such as desks and chairs and computers, no member of the Group has any property.

Item 4A.    Unresolved Staff Comments

None.

Item 5.       Operating and Financial Review and Prospects.

The Company has sustained losses totaling $5,969,001 for the fiscal year ending March 31, 2018, and had a retained earnings deficit of $10,980,558 as of March 31, 2018.

A.   Operating results.

Revenue for the fiscal year ended March 31, 2018 decreased by $103,302 to $121,618 from $224,920 for the fiscal year ended March 31, 2017.

Selling, general and administrative expenses totaled $6,117,625 for the fiscal year ended March 31, 2018, an increase of $3,691,144, or 152.1% from $2,426,481 for the fiscal year ended March 31, 2017. The general and administrative expenses consist primarily of business development expenses of $3,972,315, salary of $427,989, and audit, legal, and other professional fees of $937,497. The increase in expenses was principally due to the business development expenses related to the exploration of overseas market of "Ultroid® Hemorrhoid Management System" and new business and product development including medical AI robot, cross-border medical services and international human resources management. We expect our general and administrative expenses to continue to increase as we expand our offices into new jurisdictions.

Our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2018, in an attempt to generate new business. Management participated in more seminars for customers in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.   Liquidity and capital resources.

As of March 31, 2018, the Company had a working capital surplus of $5,525,037 and cash of $4,756,354. This compares with working capital surplus of $12,065,098 and cash of $1,244,844 as of March 31, 2017. The Company estimates its working capital needs for the next 12 months to be approximately $2,500,000.  As of March 31, 2018, it had sufficient funds on hand to meet such needs.

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

Not Applicable.

D.   Trend information.

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2018.  We anticipate that we will continue to reduce our expenses and may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

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

F.   Tabular disclosure of contractual obligations

Not Applicable.

Item 6.       Directors, Senior Management and Employees

A.   Directors and senior management.   Our directors and senior management are:

Mr. Law Lok Bun, age 66, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is, currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 58, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company's business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 44, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 52, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor's Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo's knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

TAI Kam Chiu Daniel (formerly known as TAI Tze Yu Daniel), age 57, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009.  From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Kam Chiu Daniel, serve as member of the Audit Committee. Lo Tsz Fung Philip is an "audit committee financial expert" as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

D.   Employees.

As of March 31, 2018, we had 8 full-time employees.  As of that date, none of our employees were represented by a labor union.

E.   Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited "control" the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2018, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above.  (The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the "beneficial owner" of securities that such person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.)

NAME	SHARES OWNED	PERCENT OF CLASS

Woody Fire Consultancy Limited*	15,970,000	28.00
Lai Yat Man	12,762,804	22.38
Law Lok Bun	7,000,000	12.28
Fung Kwok Wing	-	-
Lo Tsz Fung Philip	-	-
Lai Fan Wah (Thomas)	-	-
Tai Kam Chiu Daniel	-	-

Officers & Directors as a Group (6 persons)	19,762,804	34.66%

* LO Hsin Yu is the shareholder of and has a controlling interest in Woody Fire Consultancy Limited.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.       Major Shareholders and Related Party Transactions

A.   Major Shareholders. As of March 31, 2018, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company's common stock, or 12.28%, 12,762,804 shares or 22.38% and 15,970,000 shares or 28.00%.  See Item 6.E., above.  On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company's common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012.  On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company's common stock.

We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.   Related Party Transactions.   Since April 1, 2012, there has been no related party transaction, except (i) business development fees of $3,879,000 paid to Woody Fire Consultancy Limited, a major shareholder of the Company and (ii) the amount of $3,672 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

C.  Interests of experts and counsel.   No counsel or accountant for the Company has been employed on a contingent basis or owns shares of common stock of the Company or of AUL, UCHL, or UAM.

Item 8.       Financial Information

A.  Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after "Signatures" from page 21 to 39 as following:

Dragon Jade International Limited.
Front cover
Index
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of March 31, 2018 and 2017
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2018, 2017 and 2016.
Consolidated Statements of Cash Flow for the years ended March 31, 2018, 2017 and 2016.
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2018, 2017 and 2016.
Notes to Consolidated Financial Statements
Schedules

Legal and Administrative Proceedings

Except as set forth below and disclosed elsewhere in the annual report, currently there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

We are engaged in litigation with three closely related entities, Ultroid Technologies, Inc., Ultroid Marketing Development Corp., and Ultroid, LLC (the "Ultroid Entities"), in connection with a commercial relationship between the Company and the Ultroid Entities which was initiated with the June 29, 2015 International Distribution Agreement between the Company and Ultroid Technologies, Inc. granting the Company an exclusive distributorship for Ultroid's Hemorrhoid Management System medical product in Hong Kong.  On January 3, 2017, we gave notice to the Ultroid Entities of the Company's demand for arbitration alleging breach of contract and claiming damages suffered by the Company in excess of $1,145,000 for failure to fill paid orders for product, failure to maintain the regulatory status of the exclusively licensed medical device, and damages to Company's business suffered as a consequence of such breach.  By mutual agreement of the parties on January 19, 2017, the arbitration was stayed and the parties entered into an Exclusive Option and Remediation Agreement pursuant to which the Ultroid Entities have granted the Company the option to acquire certain assets of the Ultroid Entities related to the Ultroid Hemorrhoid Management System; the Ultroid Entities and the Company also entered into a Security Agreement pursuant to which the Ultroid Entities granted a security interest to the Company in such assets of the Ultroid Entities.

On September 22, 2017, the Ultroid Entities sent a letter to the Company purporting to claim that the option period under the Exclusive Option and Remediation Agreement had expired.  The Company disputed the Ultroid Entities' claims and filed suit against the Ultroid entities in the United States District Court for the Middle District of Florida claiming that the Ultroid Entities had breached the Exclusive Option and Remediation Agreement and the Security Agreement.  In this suit, the Company seeks damages in excess of $2 million and foreclosure of the Company's security interest in the secured assets related to the Ultroid product.   The Ultroid Entities brought a motion to dismiss the Company's claims on November 20, 2017 and the Court denied their motion on February 8, 2018.  On February 22, 2018, the Ultroid Entities answered the Company's complaint and filed certain counterclaims. The Company denied all of the Counterclaims of the Ultroid Entities in its Reply on March 15, 2018.  On May 15, 2018 the Company moved for judgment on the pleadings with respect to all of the Ultroid Entities' Counterclaims as lacking foundation in law or fact.  The Company's motion for judgment on the pleadings is fully briefed by the parties and remains pending before the Court.  Fact discovery is ongoing in the case and trial is scheduled for April 1, 2019.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

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

The prices of our shares of common stock are quoted on the OTCQX market.  The OTCQX market is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation and the prices of our shares of common stock on the OTCQX market may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock and could depress the trading price of our common stock and have a long-term adverse impact on our ability to raise capital in the future.

When fewer shares of a security are traded on the OTCQX market, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information.  Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of a person's orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of a person's order entry.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock.

Fiscal Year March 31, 2019	High Bid	Low Bid
First Quarter	$4	1.65

Fiscal Year March 31, 2018	High Bid	Low Bid
First Quarter	$8	$4
Second Quarter	$6.3	$3.3
Third Quarter	$4.99	$1.14
Fourth Quarter	$3.3	$0.72

Fiscal Year March 31, 2017	High Bid	Low Bid
First Quarter	$4	$1.95
Second Quarter	$5	$2.5
Third Quarter	$7	$2
Fourth Quarter	$6.7	$2

The transfer agent for our shares of common stock is Pacific Stock Transfer Company, 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.

B.  Plan of distribution.   Not applicable.

C.  Markets.   See Item 9.A., above.

D.  Selling shareholders.   Not applicable.

E.  Dilution.   Not applicable.

F.   Expenses of the issue.   Not applicable.

Item 10.      Additional Information

A.   Share capital.   Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock.  As of March 31, 2018, our recent fiscal year end, 57,023,319 of our authorized shares of common stock were issued and outstanding,  As of July 10, 2018, the latest practical date, 57,023,319 of our authorized shares of common stock were issued and outstanding,  Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company.  Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights.  Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors.  Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Rules (1996), as amended; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart.

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

Shenzhen Dragon Jade Financial Leasing Company Limited conducts businesses in China and is subject to tax in Chinese jurisdiction.

G.   Statement by experts.  The auditors of the Company are Centurion ZD CPA Limited, Unit 1304, 13th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.  The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

H.   Documents on display.   Item 19 sets forth a list of exhibits; that list is incorporated herein by reference.

I.   Subsidiary information.   Information concerning AUL, UCHL, and UAM, our subsidiaries, is included throughout this Annual Report; AUL's, UCHL's, and UAM's financial statements, also, are included in the consolidated financial statements.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2018, the Company's disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon its assessment, management, including the Company's Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2018, the Company's internal control over financial reporting was effective.

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

Item 15T.    Controls and Procedures

Not Applicable.

Item 16.      [Reserved]

Item 16A.   Audit committee financial expert

Our board of directors maintains an Audit Committee.  Lo Tsz Fung Philip serves as the chairman, and Tai Kam Chiu Daniel, serve as member of the Audit Committee. Lo Tsz Fung Philip is an "audit committee financial expert" as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 applicable to members of an audit committee.  The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

Item 16B.   Code of Ethics

We haven't adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but expect to do so before March 31, 2019.

Item 16C.   Principal Accountant Fees and Services

Audit Fees:   The aggregate fees for each of the two fiscal years ended March 31, 2018, and March 31, 2017, for professional services rendered by Centurion ZD CPA Limited for the two fiscal years ended March 31, 2018, and March 31, 2017, our principal accountants for the audit of our annual financial statements, were $60,000 for the fiscal year ended March 31, 2018, and $40,000 for the fiscal year ended March 31, 2017.

Audit-Related Fees:   Centurion ZD CPA Limited did not perform or bill for any audit-related services during the two fiscal years ended March 31, 2018, and March 31, 2017.

Tax Fees:   Centurion ZD CPA Limited did not render or bill for any services relating to tax compliance, tax advice or tax planning during the two fiscal years ended March 31, 2018, and March 31, 2017.

All Other Fees:   Centurion ZD CPA Limited did not provide any products or other services during the two fiscal years ended March 31, 2018, and March 31, 2017.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.   Purchase of Equity Securities by the Issuers and Affiliated Purchasers

None of our shares was purchased by us or an affiliated purchaser, such as an officer or director during the last fiscal year.

Item 16F.   Change in Registrant's Certifying Accountant

Not Applicable.

Item 16G.   Corporate Governance

Not Applicable.

Item 16H.   Mine Safety Disclosure

Not Applicable.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 30, 2018	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

CENTURION ZD CPA LIMITED
CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)
Unit 1304, 13th Floor, Two Harbourfront,
22 Tak Fung Street, Hunghom,
Hong Kong
Tel : (852) 2851 7954
Fax: (852) 2545 4086

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:      The Board of Directors and Shareholders of
 Dragon Jade International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dragon Jade International Limited and subsidiaries (the "Company") as of March 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(q) to the financial statements, the Company has suffered from losses from operation and significant accumulated deficits. The Company comes to have insufficient cash flows generated from operation and provided for development. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited
We have served as the Company's auditor since 2013.

Hong Kong, China
July 30, 2018

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheets

	March 31,	March 31,
	2018	2017

Assets
Current assets
Cash and Bank Deposits	$4,756,354	$1,244,844
Subscription receivable	-	10,537,065
Loan receivable	700,439	324,284
Trade receivable	2,090	51,019
Deposit & Prepayments	96,633	111,792
Inventory	124,556	178,892
Total current assets	5,680,072	12,447,896

Investment in Associate	891,984	-
Plant, machinery and equipment, net	105,378	78,495
Total non-current assets	997,362	78,495
Total assets	6,677,434	12,526,391

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	97	5,379
Amount due to Directors	3,672	283,682
Accruals & Other payable	151,266	93,737
Convertible promissory note	-	-
Total current liabilities	155,035	382,798

Stockholders' equity
Common stock, 100,000,000 shares authorized and 57,023,319 shares and 56,663,319 shares issued at no par value at March 31, 2018 and March 31, 2017 respectively	17,543,961	17,183,961
Common shares to be issued	-	-
Accumulated losses	(10,980,558)	(5,011,557)
Other Comprehensives Income	-	-
Total stockholders' equity	6,563,403	12,172,404

Non-controlling interest	(41,004)	(28,811)

Total liabilities and stockholders' equity	$6,677,434	$12,526,591

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2018	2017	2016

Revenue	$121,618	$224,920	$336,906

Costs of revenues	(17,113)	(50,155)	(95,103)

Gross profits	104,505	174,765	241,803

Expenses
Selling, general and administrative	(6,117,625)	(2,426,481)	(713,956)

Income/(loss) from operations	(6,013,120)	(2,251,716)	(472,153)

Other income	39,942	2,024	37

Share of loss of an associate	(8,016)	-	-
Gain/(Loss) on change in fair value of convertible note liability	-	260,000	760,000
Total other income/(loss)	31,926	262,024	760,037

Gain/(Loss) before income tax	(5,981,194)	(1,989,692)	287,884

Income tax	-	-	-

Non-controlling interest	12,193	8,907	4,763

Net gain/(loss)	(5,969,001)	(1,980,785)	292,647

Currency exchange gain/(loss)	-	-	-

Comprehensive gain/(loss)	$(5,969,001)	$(1,980,785)	$292,647

Net Gain/(Loss) per share	$(0.105)	$(0.038)	$0.006

Net Comprehensive Gain/(Loss) per share	$(0.105)	$(0.038)	$0.006

Weighted average common shares outstanding	56,880,579	51,852,557	51,063,319

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity

						Total
			Common	Retained	Other	Stockholders'
	Common		Shares To Be	Earnings	Comprehensive	Equity
	Shares	Stock	Issued	(Deficit)	Income	(Deficit)

Balance, March 31, 2014	50,413,319	449,839	430,000	(1,480,507)	-	(600,668)

Net loss for the year	-	-	-	(1,842,912)	-	(1,842,912)

Issuance of Stock	650,000	654,122	(430,000)	-	-	224,122

Balance, March 31, 2015	51,063,319	1,103,961	-	(3,323,419)	-	(2,219,458)

Net gain for the year	-	-	-	292,647	-	292,647

Issuance of Stock	-	-	-	-	-	-

Balance, March 31, 2016	51,063,319	1,103,961	-	(3,030,772)	-	(1,926,811)

Net loss for the year	-	-	-	(1,980,785)	-	(1,980,785)

Issuance of Stock	5,600,000	16,080,000	-	-	-	16,080,000

Balance, March 31, 2017	56,663,319	17,183,961	-	(5,011,557)	-	12,172,404

Net loss for the year	-	-	-	(5,969,001)	-	(5,969,001)

Issuance of Stock	360,000	360,000	-	-	-	360,000

Balance, March 31, 2018	57,023,319	17,543,961	-	(10,980,558)	-	6,563,403

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2018	2017	2016

Cash flows from operating activities
Net gain / (loss)	$(5,969,001)	$(1,980,785)	$292,647
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	38,922	28,086	4,068
Share of loss of an associate	8,016	-	-
Consultancy fees paid by shares issuance	360,000	-	-
Non-controlling interest	(12,193)	(8,907)	(4,763)
Changes in assets and liabilities:
Deposits and other receivables	(360,995)	(420,864)	(8,046)
Account receivables	48,928	(10,527)	(25,489)
Inventory	54,336	13,100	(190,042)
Deferred tax assets	-	-	-
Accounts payables	(5,282)	(14,938)	9,381
Accrued liabilities and other payables-Third party	57,529	46,363	19,221
Amount due to directors	(280,010)	(445,927)	677,821
Convertible promissory notes	-	(260,000)	(760,000)
Net cash (used in) operating activities	(6,059,750)	(3,054,399)	14,798

Cash flow from investing activities
Investment in associate	(900,000)	-	-
Acquisition of assets	(65,805)	(82,498)	(25,128)
Net cash (used in) investing activities	(965,805)	(82,498)	(25,128)

Cash flow from financing activities
Cash for issuance of shares	10,537,065	4,462,935	-
Repayment of convertible promissory note	-	(100,000)	-
Net cash provided by financing activities	10,537,065	4,362,935	-

Effect of foreign exchange rate changes on cash and cash equivalent

Cash and cash equivalents:
Net increase (decrease)	3,511,510	1,226,038	(10,330)
Balance at beginning of period	1,244,844	18,806	29,136
Balance at end of period	4,756,354	1,244,844	18,806

Supplemental cash flow information:
Cash paid for income taxes	-	-	-
Cash paid for interest	$-	$-	$-

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

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000.  DJMC was incorporated on January 25, 2017, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  DJMC was formed to offering medical equipment and aircraft financing solutions, including both direct financial leasing and sale-leaseback services to customers in health care and airlines in China through 100% owned subsidiary Shenzhen Dragon Jade Financial Leasing Company Limited formed under the laws of the Peoples' Republic of China.

Details of the Company's subsidiaries and associate (which together with the Company are collectively referred to as the "Group") and their principal activity as of March 31, 2018 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. ("AUL")	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. ("UCHL")	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited ("UAM")	May 6, 1998	Hong Kong	98.49%	Health supplement trading

Dragon Jade Medical Company Limited ("DJMC")	January 25, 2017	Hong Kong	30%	Investment holding

Shenzhen Dragon Jade Financial Leasing Company Limited ("SZDJFL")	September 4, 2017	Peoples's Republic of China	30%	Financial leasing

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

Equity Method Investee

The accompanying consolidated financial statements of the Company included the Company's proportionate share of the net income or loss under equity method as follows:
(1)	The Associate company DJMC is a 30% ownership Associate of the Company, represented a 30% economic interest in DJMC and subsidiary.
(2)	The Associate company SZDJFL is a wholly owned subsidiary of DJMC. The Company indirectly owned 30% through its ownership interest of DJMC, represented a 30% economic interest in SZDJFL,

All intra-entity profits and losses with regards to the Company's equity method investees have been eliminated.

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2018, the Company did not have any cash equivalents.

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

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2018, the Company has no allowance for doubtful accounts, as per the management's judgment based on their best knowledge.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2018, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

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

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company's subsidiary in Hong Kong has its local currency, Hong Kong Dollars ("HK$"), as its functional currency.  On consolidation, the financial statements of the Company's subsidiary in Hong Kong is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, "Foreign Currency Translation").  During 2016, 2017 and 2018, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

	For the Years Ended March 31,
	2018	2017	2016

Twelve months ended HKD:USD exchange rate	7.8	7.8	7.8
Average twelve months ended HKD:USD exchange rate	7.8	7.8	7.8
Twelve months ended RMB:USD exchange rate	6.23944	N/A	N/A
Average twelve months ended RMB:USD exchange rate	6.23944	N/A	N/A

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

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $10,980,568 as of March 31, 2018. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to strengthen its core business, control its overall expenditures, improve the efficiency of its operations and continue its efforts to expand by exploring additional product lines and market opportunities.

(r) New Accounting Pronouncements

The FASB has issued Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifying the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments provide a more robust framework to use in determining when a set of assets and activities is a business. They also provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those periods. . Early adoption is permitted for all entities.

The FASB has issued Accounting Standards Update No. 2017-02, Not-for-Profit Entities - Consolidation (Subtopic 958-810): Clarifying When a Not-for-Profit Entity That Is a General Partner or a Limited Partner Should Consolidate a For-Profit Limited Partnership or Similar Entity. The amendments clarify when a not-for-profit entity that is a general partner or a limited partner should consolidate a for-profit limited partnership or similar legal entity once the amendments in Accounting Standards Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, become effective. The amendments maintain how not-for-profit general partners currently apply the consolidation guidance in Subtopic 810-20 by including that guidance within Subtopic 958-810. The amendments also add to Subtopic 958-810 the general guidance in Subtopic 810-10 on when not-for-profit limited partners should consolidate a limited partnership. The Company does not expect ASU 2017-02 to have a significant impact on its results of operations and financial condition.

The FASB has issued Accounting Standards Update (ASU) No. 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. The amendments add paragraph 250-10-S99-6 which includes the text of "SEC Staff Announcement: Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period (in accordance with Staff Accounting Bulletin [SAB] Topic 11.M)." Following is the text of the SEC Staff Announcement: This announcement applies to ASU No. 2014- 09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent amendments. FN1SAB Topic 11.M provides the SEC staff view that a registrant should evaluate ASUs that have not yet been adopted to determine the appropriate financial statement disclosuresFN2 about the potential material effects of those ASUs on the financial statements when adopted. Consistent with Topic 11.M, if a registrant does not know or cannot reasonably estimate the impact that adoption of the ASUs referenced in this announcement is expected to have on the financial statements, then in addition to making a statement to that effect, that registrant should consider additional qualitative financial statement disclosures to assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. In this regard, the SEC staff expects the additional qualitative disclosures to include a description of the effect of the accounting policies that the registrant expects to apply, if determined, and a comparison to the registrant's current accounting policies. Also, a registrant should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed: FN 1 This announcement also applies to any subsequent amendments to guidance in the ASUs that are issued prior to a registrant's adoption of the aforementioned ASUs. FN 2 Topic 11.M provides SEC staff views on disclosures that registrants should consider in both Management's Discussion & Analysis (MD&A) and the notes to the financial statements. MD&A may contain cross references to these disclosures that appear within the notes to the financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, which adopt the amendments should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The FASB has issued Accounting Standards Update No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. A contract may involve the transfer of both nonfinancial assets and financial assets (e.g., cash and receivables). The amendments clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments also define the term in substance nonfinancial asset. The amendments clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. A contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendments clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. The amendments are effective at the same time Topic 606, Revenue from Contracts with Customers is effective. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The FASB has issued Accounting Standards Update No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The amendments relate primarily to the reporting by an employee benefit plan (a plan) for its interest in a master trust. A master trust is a trust for which a regulated financial institution (bank, trust company, or similar financial institution that is regulated, supervised, and subject to periodic examination by a state or federal agency) serves as a trustee or custodian and in which assets of more than one plan sponsored by a single employer or by a group of employers under common control are held. The amendments are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied retrospectively to each period for which financial statements are presented. The amendments apply to reporting entities within the scope of Topic 960, Plan Accounting - Defined Benefit Pension Plans, Topic 962, Plan Accounting - Defined Contribution Pension Plans, or Topic 965, Plan Accounting - Health and Welfare Benefit Plans. Under Topic 960, investments in master trusts are presented in a single line item in the statement of net assets available for benefits. Similar guidance is not provided in Topic 962 or 965, which has resulted in diversity in practice. For each master trust in which a plan holds an interest, the amendments require a plan's interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Topics 960 and 962 require plans to disclose their percentage interest in the master trust and a list of the investments held by the master trust, presented by general type, within the plan's financial statements. The amendments remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments. Current U.S. GAAP does not require disclosure by plans of the master trust's other assets and liabilities. Examples of those balances include amounts due from brokers for securities sold, amounts due to brokers for securities purchased, accrued interest and dividends, and accrued expenses. The amendments require all plans to disclose: (a) their master trust's other asset and liability balances; and (b) the dollar amount of the plan's interest in each of those balances. Lastly, investment disclosures (e.g., those required by Topics 815 and 820) relating to 401(h) account assets are generally provided in both the defined benefit pension plan financial statements and the health and welfare benefit plan financial statements. Stakeholders noted that the disclosures are redundant. The amendments remove that redundancy and do not require that the investment disclosures relating to the 401(h) account assets be provided in the health and welfare benefit plan's financial statements. The amendments will require the health and welfare benefit plan to disclose the name of the defined benefit pension plan in which those investment disclosures are provided, so that participants can easily access those statements for information about the 401(h) account assets, if needed.

The FASB has issued Accounting Standards Update (ASU) No. 2017-07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments apply to all employers, including not-for-profit entities, that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715, Compensation — Retirement Benefits. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments also allow only the service cost component to be eligible for capitalization when applicable (e.g., as a cost of internally manufactured inventory or a self-constructed asset). The amendments are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. For other entities, the amendments are effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. FASB Issues ASU on Premium Amortization.

The FASB has issued Accounting Standards Update (ASU) 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium to the earliest call date. Under current GAAP, entities normally amortize the premium as an adjustment of yield over the contractual life of the instrument. Stakeholders have expressed concerns with the current approach on the basis that current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised. As a result, upon the exercise of a call on a callable debt security held at a premium, the unamortized premium is recorded as a loss in earnings. Further, there is diversity in practice (1) in the amortization period for premiums of callable debt securities, and (2) in how the potential for exercise of a call is factored into current impairment assessments. Another issue is that the practice in the United States is to quote, price, and trade callable debt securities assuming a model that incorporates consideration of calls (also referred to as "yield-to-worst" pricing). The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments are effective for public business entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods. For other entities, the amendments are effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. Entities are required to apply the amendments on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The entity is required to provide disclosures about a change in accounting principle in the period of adoption.

The FASB has issued Accounting Standards Update (ASU) No. 2017-09, Compensation—Stock Compensation (Topic 718) — Scope of Modification Accounting. ASU 2017-09 applies to entities that change the terms or conditions of a share-based payment award. The FASB adopted ASU 2017-09 to provide clarity and reduce diversity in practice as well as cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to the modification of the terms and conditions of a share-based payment award. Diversity in practice has arisen in part because some entities apply modification accounting under Topic 718 for modifications to terms and conditions that they consider substantive, but do not when they conclude that particular modifications are not substantive. Others apply modification accounting for any change to an award, except for changes that they consider purely administrative in nature. Still others apply modification accounting when a change to an award changes the fair value, the vesting, or the classification of the award. In practice, it appears that the evaluation of a change in fair value, vesting, or classification may be used to evaluate whether a change is substantive. Although the Master Glossary of the FASB Accounting Standards Codification™ currently defines the term modification as "a change in any of the terms or conditions of a share-based payment award," Topic 718 does not contain guidance on what changes are substantive or purely administrative. The amendments in ASU 2017-09 include guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. These amendments require the entity to account for the effects of a modification unless all of the following conditions are met: The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or value using an alternative measurement method) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for: (a) public business entities for reporting periods for which financial statements have not yet been issued, and (b) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date.

The FASB has issued Accounting Standards Update (ASU) 2017-10, Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services. ASU 2017-10 applies to the accounting by operating entities for service concession arrangements within the scope of Topic 853. ASU 2017-10 clarifies that the grantor in a service concession arrangement is the customer of the operation services in all cases for those arrangements.

Example: A public-sector entity grantor (government) enters into an arrangement with an operating entity under which the operating entity will provide operation services (which include operation and general maintenance of the infrastructure) for a toll road that will be used by third-party users (drivers). ASU 2017-10 clarifies that the grantor (government), rather than the third-party drivers, is the customer of the operation services in all cases for service concession arrangements within the scope of Topic 853. Effective date: For an entity that has not adopted Topic 606, Revenue from Contracts with Customers, before the issuance of ASU 2017-10, the effective date is the same as the effective date for Topic 606 (whether that is early or at the required date for Topic 606 adoption).

For an entity that has adopted Topic 606 before the issuance of ASU 2017-10, the effective date is as follows:

●      For a public business entity, a not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market and an employee benefit plan that files or furnishes financial statements with or to the Securities and Exchange Commission, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

●      For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.

Earlier adoption is permitted for all entities, including within an interim period, subject to specific transition requirements depending on whether an entity adopted Topic 606 before or after the issuance of the Update.

The FASB has issued Accounting Standard Update (ASU) No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480);Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. ASU 2017-11 simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. The ASU is based on recommendations from the Private Company Council (PCC). Down round features are common in warrants, convertible preferred shares, and convertible debt instruments issued by private companies and development-stage public companies. Private company and other stakeholders expressed concern that current accounting guidance creates unnecessary cost and complexity for organizations that issue financial instruments with down round features by requiring, on an ongoing basis, fair value measurement of the entire instrument or conversion option. It creates, they assert, unnecessary income statement volatility associated with changes in value of a company's own share price, and does not reflect the economics of the down round feature, which exists to protect certain investors from declines in the issuer's share price under certain circumstances. The new ASU addresses these concerns by requiring companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The ASU also addresses navigational concerns within the FASB Accounting Standards Codification® related to an indefinite deferral available to private companies with mandatorily redeemable financial instruments and certain noncontrolling interests, one that created significant "pending content" in the Codification. To address this concern, the FASB decided to reclassify the indefinite deferral as a scope exception, which does not have an accounting effect. The provisions of the new ASU related to down rounds are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities.

The FASB has issued an Accounting Standards Update (ASU) No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The new standard is intended to improve and simplify accounting rules around hedge accounting. The ASU is effective for public companies in 2019 and private companies in 2020. Early adoption is permitted. The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks. Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes, for investors and analysts. The new standard takes effect for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, for public companies and for fiscal years beginning after December 15, 2019 (and interim periods for fiscal years beginning after December 15, 2020), for private companies. Early adoption is permitted in any interim period or fiscal years before the effective date of the standard.

The FASB has issued Accounting Standards Update (ASU) No. 2017-13.This ASU adds, amends, and supersedes SEC paragraphs of the Accounting Standards Codification (ASC) related to the adoption and transition provisions of ASU No. 2014-09, Revenue From Contracts with Customers and ASU 2016-02, Leases,for public business entities. The ASU is titled ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. ASU 2017-13 codifies portions of an SEC Staff Announcement made at the July 20, 2017 Emerging Issues Task Force (EITF) meeting essentially delaying the effective date of the revenue recognition and leases standards for a subset of public entities . The SEC Observer made the following SEC Staff Announcement, "Transition Related to Accounting Standards Updates No. 2014-09 and 2016-02," at the July 20, 2017 EITF meeting: The SEC staff would not object to a public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting (1) ASC Topic 606, Revenue from Contracts with Customers for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, and (2) ASC Topic 842, Leases for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC may still elect to adopt ASC Topic 606 and ASC Topic 842 according to the public business entity effective dates. This announcement is applicable only to public business entities that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC. This announcement is not applicable to other public business entities.

The FASB has issued Accounting Standards Update (ASU) No. 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU 2017-14 includes amendments to certain SEC paragraphs within the FASB Accounting Standards Codification (Codification). ASU 2017-14 amends the Codification to incorporate the following previously issued guidance from the SEC.

The FASB has issued Accounting Standards Update (ASU) No. 2018-01, Leases (Topic 842):Land Easement Practical Expedient for Transition to Topic 842, which clarifies the application of the new leases guidance to land easements and eases adoption efforts for some land easements. ASU 2018-01 is expected to reduce the cost of adopting the new leases standard for certain land easements. It is also an attempt to help ensure that companies can make a successful transition to the standard without compromising the quality of information provided to investors about these transactions. Land easements (also commonly referred to as rights of way) represent the right to use, access, or cross another entity's land for a specified purpose. Land easements are used by utility and telecommunications companies, for example, when they need to take a small strip of land, or easement, to bury wires. Not all companies have historically accounted for them as leases. Stakeholders pointed out that the requirement to evaluate all old and existing land easements, sometimes numbering in the tens of thousands, to determine if they meet the definition of a lease under the new standard could be very costly. They also noted there would be limited benefit to applying this requirement, as many of their land easements would not meet the definition of a lease, or even if they met that definition, many of their easements are prepaid and, therefore, already are recognized on the balance sheet. The land easements ASU addresses this by providing an optional transition practical expedient that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard; and Clarifying that new or modified land easements should be evaluated under the new leases standard, once an entity has adopted the new standard.

The FASB issued an Accounting Standards Update (ASU) that helps organizations address certain stranded income tax effects in accumulated other comprehensive income (AOCI) resulting from the Tax Cuts and Jobs Act.

ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, provides financial statement preparers with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded.

The ASU requires financial statement preparers to disclose:

●      A description of the accounting policy for releasing income tax effects from AOCI;

●      Whether they elect to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act; and

●      Information about the other income tax effects that are reclassified.

The amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized.

The FASB Issues ASU No. 2018-06 to Supersede Circular 202 for Depository and Lending Institutions. The FASB has issued Accounting Standards Update (ASU) No.2018-06,Codification Improvements to Topic 942, Financial Services—Depository and Lending. ASU 2018-06 removes outdated guidance related to the Office of the Comptroller of the Currency's Banking Circular 202, Accounting for Net Deferred Tax Charges (Circular 202) in Subtopic 942-740, Financial Services—Depository and Lending—Income Taxes and should have no effect on reporting entities. The amendments in ASU 2018-06 are effective immediately.

3.  Income Taxes

BRITISH VIRGIN ISLANDS
The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG
No Hong Kong Profits Tax has been provided in the financial statements as Alpha Ultimate Ltd and United Asia Medical Network Co Ltd were in a tax loss position during the year.

CHINA
Shenzhen Dragon Jade Financial Leasing Company Limited conducts businesses in China and is subject to tax in Chinese jurisdiction.

4.  Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to $192 (HK$1,500) per month.

Shenzhen Dragon Jade Financial Leasing Company Limited pays the social insurance for its employees in accordance with the rates provided under the PRC Social Insurance Law, and shall withhold the social insurance that should be assumed by the employees.

5.  Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2018	2017

Cash at Bank	$4,756,354	$1,244,844
Cash on Hand	-	-
Total	$4,756,354	$1,244,844

6. Loan Receivable

On January 19, 2017, Dragon Jade International Limited entered into an agreement with an unrelated party in the amount of $65,850. The amount is interest free, secured by the assets of unrelated party and has no fixed term of repayment.  Balance due at March 31, 2018 is $184,879.  This loan was rendered to the unrelated party in connection with FDA compliance service for the benefit of the Company.

On March 7, 2017, a subsidiary, United Asia Medical Network Company Limited ("UAMN") entered into the loan agreement with an unrelated party in the amount of $256,410, plus the term of the loan amount is bearing 12% interest per annum, without collateral and the due date is extended from March 7, 2018 to May 31, 2018 as agreed by UAMN and the unrelated party.

On August 7, 2017, a subsidiary, United Asia Medical Network Company Limited ("UAMN") entered into the loan agreement with an unrelated party in the amount of $256,410, plus the term of the loan amount is bearing 5% interest per annum, without collateral and the due date is on August 7, 2019.

Loans receivable	2018	2017

An unrelated party (Interest-free)	$184,879	$65,850
An unrelated party (12% interest bearing)	289,287	258,434
An unrelated party (5% interest bearing)	226,273	-
Total	$700,439	$324,284

Loan interest earned and accrued	$39,337	$2,023

7.  Trade Receivables, Net

Trade receivables comprise the followings:
	2018	2017

Trade receivables, gross	$2,090	$51,019
Provision for doubtful debts	-	-
Trade receivables, net	$2,090	$51,019

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

 8.  Inventories

Inventories comprise the followings:
	2018	2017

Finished goods	$124,556	$178,892

	$124,556	$178,892

9.  Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:
	2018		2017

At cost
Leasehold improvement, furniture and office equipment		$179,198		$113,393

	$		$
Less: accumulated depreciation		(73,820)		(34,898)

		$105,378		$78,495

Depreciation expenses are included in the statement of income as follows:
	2018	2017

Selling, general and administrative	$38,922	$28,086

Total depreciation expenses	$38,922	$28,086

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

Alpha Ultimate Ltd, and United Asia Medical Network Co Ltd, being registered in the Hong Kong, are subject to HK's Profit Tax ("HKPT"). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2018.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the HK statutory rate and the Group's provision for income tax is as follows:
	2018	2017

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

11.  Related Party Transactions

Since April 1, 2012, there has been no related party transaction, except (i) business development fees of $3,879,000 paid to Woody Fire Consultancy Limited, a major shareholder of the Company and (ii) the amount of $3,672 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no collateral, due date or maturity date and does not accrue any interest.

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

13.  Commitments and Contingencies

As of March 31, 2018 and 2017, the company did not have any contingent liabilities.

14.  Investment in Associate

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000.

DJMC was incorporated on January 25, 2017, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  DJMC was formed to offering medical equipment and aircraft financing solutions, including both direct financial leasing and sale-leaseback services to customers in health care and airlines in China through 100% owned subsidiary Shenzhen Dragon Jade Financial Leasing Company Limited formed under the laws of the Peoples' Republic of China.  On January 25, 2017, Kwok Wing Fung, CFO of the Company, was appointed as a director of DJMC.

The Company exercises significant influence over Dragon Jade Medical Company Limited as it owns 30% of the voting shares and through a common director.  It accounts for its investment on the equity basis.
	2018	2017

Balance at the beginning of year
Acquisition of 3,000 shares in DJMC	$900,000	$-
Share of equity loss	(8,016	-
Balance at the end of year	$891,984	$-

15.  Legal Proceedings

On January 19, 2017 the Company entered into an exclusive option and remediation agreement with Ultroid, LLC, Ultroid Marketing Development Corporation, and Ultroid Technologies, Inc. (Collectively, "Ultroid entities").  Ultroid has agreed to grant the Company an exclusive option to purchase the Ultroid assets for $1,000,000 in cash and 500,000 shares of the Company's common stock.  The option is granted by Ultroid in exchange for the Company's agreement to perform certain remediation tasks with respect to the Ultroid Assets and the Company's agreement to stay arbitration proceedings initiated by the Company against Ultroid the option period.

On September 22, 2017, the Ultroid entities sent a letter to the Company purporting to claim that the option period under the Exclusive Option and Remediation Agreement had expired.  The Company disputed the Ultroid Entities' claims and filed suit against Ultroid entities in the United States District Court for the Middle District of Florida (civil action No. 8:17-cv-02422-JDW-TBM) claiming that the Ultroid entities had breached the Exclusive Option and Remediation Agreement and the Security Agreement.  In this suit, the Company seeks damages in excess of $2 million and foreclosure of the Company's security interest in the secured assets related to the Ultroid product.  The Ultroid entities brought a motion to dismiss the Company's claims on November 20, 2017 and the Court denied their motion on February 8, 2018.

On February 22, 2018, the Ultroid entities answered the Company's complaint and filed counterclaims alleging that the Company had, in the course of entering into the Exclusive Option and Remediation Agreement and Security Interest, violated the Florida Deceptive and Unfair Trade Practices Act, the Racketeering Influenced and Corrupt Organizations Act, and Florida's Civil Remedies for Criminal Practices Act and engaged in conspiracy and fraud in the inducement; the Ultroid entities additionally alleged that the Company had breached the Exclusive Option and Remediation Agreement.  The Company denied all of the Counterclaims of the Ultroid Entities in its Reply on March 15, 2018.

On May 15, 2018 the Company moved for judgment on the pleadings with respect to all of the Ultroid entities' Counterclaims alleging fraud, conspiracy and violations of the Florida Deceptive and Unfair Trade Practices Act, the Racketeering Influenced and Corrupt Organizations Act, and Florida's Civil Remedies for Criminal Practices Act as lacking foundation in law or fact.  The Company's motion for judgment on the pleadings is fully briefed by the parties and remains pending before the Court.  Fact discovery is ongoing in the case and trial is scheduled for April 1, 2019.

16.  Subsequent Events

The Company has evaluated events subsequent to March 31, 2018 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

SCHEDULE A

DRAGON JADE MEDICAL COMPANY LIMITED AND SUBSIDIARY

Consolidated Balance Sheets

	March 31,	March 31,
	2018	2017

Assets
Current assets
Cash and Bank Deposits	$109,857	$-
Subscription receivable	2,100,000	-
Loans receivable	964,296	-
Other receivable	33,010	-
Deposit & Prepayments	25,972	-
Total current assets	3,233,135	-

Plant, machinery and equipment, net	28,378	-

Total assets	3,261,513	-

Liabilities and stockholders' equity
Current liabilities
Amount due to Directors	17,533	-
Accruals & Other payable	234,236	-
Tax payable	1,255	-
Total current liabilities	253,024	-

Stockholders' equity
Ordinary shares, 10,000 shares issued at no par value
Paid-in capital	3,000,000	-
Accumulated losses	(26,722)	-
Surplus reserve	35,211	-
Total stockholders' equity	3,008,489	-

Total liabilities and stockholders' equity	$3,261,513	$-

DRAGON JADE MEDICAL COMPANY LIMITED AND SUBSIDIARY

Consolidated Statements of Operations and Loss

	For the Years Ended March 31,
	2018	2017

Revenue	$170,454	$-

Expenses
Selling, general and administrative	(196,436)	-

Income/(loss) from operations	(25,982)	-

Other business income	8,316	-
Other business expenses	(7,874)	-
Finance cost	(121)	-
	321	-

Gain/(Loss) before income tax	(25,661)	-

Income tax	1,061	-

Net gain/(loss)	$(26,722)	$-