Form 20-F/A
period 2018-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2018-08-01
CIK 1456787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F /A
Amendment #1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 1, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

Explanatory Note for Amendment #1:

This Amendment #1 to our Form 20-F Annual Report dated March 31, 2018, only furnishes the XBRL presentation not included with that original report filed on July 30, 2018.  Except for a corrected typographical error on page 35 for accumulated deficit, no other changes, revisions, or updates were made to the original filing.

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, July 31 , 2018	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
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

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $10,980,558 as of March 31, 2018. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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