Form 20-F
period 2019-03-31
DRAGON JADE INTERNATIONAL LTD
filed 2019-08-15
CIK 1456787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐ ANNUAL REPORT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended March 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from ________________ to ________________

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

i

PRELIMINARY NOTE

Currencies: We present our consolidated financial statements in United States dollars. All dollar amounts in this annual report on Form 20-F are stated in United States dollars (“US dollars”, “$”, or “US$”), except where otherwise indicated. Certain information in this Form 20-F is presented in Hong Kong dollars (“HK dollars” or HK$”). See “Item 3. Key Information - Currency Exchange Rates” for a history of exchange rates of HK$ into US$.

Generally Accepted Accounting Principles: We report our financial results using United States generally accepted accounting principles (“US GAAP”). Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

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

ii

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

LO Tsz Fung Philip has served as Independent Non-executive Director of Dragon Jade International Limited since September 1, 2012.

TAI Kam Chiu Daniel (formerly known as TAI Tze Yu Daniel) has served as Independent Non-executive Director and a director of Dragon Jade International Limited since September 1, 2012.

LAM Dominic Man Kit has served as Independent Non-executive Director of Dragon Jade International Limited since February 1, 2019.

David P BENNETT has served as Independent Non-executive Director of Dragon Jade International Limited since February 1, 2019.

KWONG Suk Kwan has served as Independent Non-executive Director of Dragon Jade International Limited since February 1, 2019.

Marc-Andre TREMBLAY has served as Independent Non-executive Director of Dragon Jade International Limited since February 1, 2019.

NGAI Wing Mui Phoenix has served as Secretary of Dragon Jade International Limited since June 22, 2012.

The business address of all our directors and senior management is Unit 2, 23/F, New World Tower I, 18 Queens Road Central, Hong Kong SAR, China.

Our principal bankers are:

The Hong Kong and Shanghai Banking Corporation Ltd., 1 Queen’s Road Central, Central, Hong Kong

The Company’s independent registered public accounting firm is Centurion ZD CPA & Co. (“Centurion ZD”), Unit 1304, 13th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

Our securities counsel is Ortoli Rosenstadt LLP, 366 Madison Avenue, 3rd Floor, New York, NY 10022.

Our legal advisor is K&L Gates, 44th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected financial data:

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding.

In April 2012, the Company chartered a subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

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

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities. UCHL was established as a special purpose holding company whose objective is to become a holding company to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in Hong Kong. On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Its principal business is the marketing and sale of health supplement products and the providing of related medical and health consultancy services.

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. Montrose HK was incorporated on June 30, 1989, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Montrose HK’s business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR.

The following table presents selected financial data for the fiscal year ended March 31, 2019, for the Company:

	For the Years Ended March 31,
	2019	2018	2017	2016	2015
Revenue	$923,158	$121,618	$224,920	$336,906	$86,086
Cost of revenue	(401,785)	(17,113)	(50,155)	(95,103)	(32,186)
Loss from operations	(5,263,043)	(6,013,120)	(2,251,716)	(472,153)	(465,361)
Net gain/(loss)	(5,468,758)	(5,969,001)	(1,980,785)	292,647	(1,842,912)
Net gain/(loss) per share	(0.096)	(0.105)	(0.038)	0.006	(0.036)

	March 31,
	2019	2018	2017	2016	2015
Total assets	$2,740,892	$6,677,434	$12,526,391	290,595	$56,278
Net assets/(liabilities)	1,402,167	6,522,399	12,143,593	(1,946,715)	(2,234,599)
Common stock	17,543,961	17,543,961	17,183,961	1,103,961	1,103,961
Dividend declared	-	-	-	-	-

Currency Exchange Rates.    All dollar amounts in this Form 20-F are in United States dollars.

B.	Capitalization and indebtedness:

The Company is authorized to issue 100,000,000 shares of common stock, no par value. As of March 31, 2019, there were 57,023,319 issued and outstanding shares of common stock.

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

Risks Related to Our Business

Our business is affected by global, national and local economic conditions, as the products we sell are discretionary. We depend upon factors relating to discretionary consumer spending in the East Asia. These factors include economic conditions, consumers, employment rates, the amounts of consumers’ disposable income, business conditions, interest rates, consumer debt, availability of credit and applicable taxation in regional and local markets where we sell our products. There can be no assurance that consumer spending for our products will not be adversely affected by changes in economic conditions.

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

Consumer preferences in the health care industry change rapidly and are difficult to predict. The success of our business depends on our ability to anticipate accurately and respond to future changes in consumer demand, maintain the correct inventory, deliver the appropriate products at the right prices and purchase at minimum costs. We must optimize our product selection and inventory based on consumer preferences and sales trends. If we fail to anticipate, identify or react appropriately to changes in consumer demand, we could experience excess inventories, higher than normal markdowns or inability to sell the products, which will reduce our revenue, financial position and results of operations.

While we must maintain sufficient inventory to operate our business successfully and meet our customers’ demands, we must be careful to not overstock. Changing consumer demands, manufacturer backorders and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, including the back order time and availability for sale. We carry a wide variety of products and must maintain sufficient inventory amounts. We may be unable to sell certain products, in the event that consumer demand changes. Our inventory holding costs will increase if we maintain excess inventory. However, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over- stocking or under-stocking products.

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

For our product distribution network, we engaged with a few small suppliers for a steady supply of products. We typically distribute products pursuant to annual agency or distribution agreements entered between us and our suppliers or upstream distributors, under which our suppliers provide us with a series of economic incentives and other support. We cannot assure you that manufacturers and other suppliers will continue to sell products to us on commercially reasonable terms, or at all. We also cannot ensure that we will be able to establish new manufacturer and other supplier relationships or extend existing relationships with suppliers when our agreements with them expire. Our annual agency or distribution agreements with suppliers may be terminated from time to time due to various reasons beyond our control.

We do not directly own any land use rights in connection with the properties we rent. We may lose our rental properties or may not be able to renew leases for them on terms that are reasonable or favorable to us, when those leases expire. This may adversely impact our business, including disrupting our operations or increasing our cost of operations.

We will be exposed to risks inherent in the packaging and distribution of healthcare products, such as the unintentional distribution of counterfeit products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer compensation we pay to our customers in connection with a product liability claim. Any product liability claim, product recall or adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business.

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

We may, also, encounter working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies, which will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

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

We will require substantial additional funding in the future. We have been dependent upon proceeds received from private equity and debt financing to meet our capital requirements in the past. In the future, we likely will require additional funding to meet our capital requirements for our health supplement and traditional Chinese medicine operations and to expand those operations. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and fail to expand our future operations. If so, our operating results, business results and financial position would be adversely affected.

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

We are subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that act. If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected. The requirements, rules and regulations to which we are subject to include Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and annual reports under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; and disclosure of whether or not we have adopted a written code of ethics for our Chief Executive Officer and senior financial officers, and if not, why not. These requirements involve substantial additional time and effort by our Chief Executive Officer/Chief Financial Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom are subject to potential liabilities for failure to comply with these requirements and some of whom may be unwilling or unable to satisfy these requirements.

Risks Related to Doing Business in China

Any change in government regulations or administrative practices in China and Hong Kong concerning our business may have a negative impact on our business, operating results and financial position. The laws, regulations and policies of the governments in China and Hong Kong and administrative practices in China, our principal jurisdiction, may be changed, applied or interpreted in a manner that will fundamentally alter our ability to carry on our business. The laws, regulations and policies of the government and the administrative practices in China, if changed, may have a detrimental effect on our business, operating results and financial position, resulting in our inability to promote our products and/or operate profitably.

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

The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

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

The audit report included in this Annual Report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection. The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections in China prevents the PCAOB from regularly evaluating our auditor’s statements, audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s quality control and audit procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 4.	Other Information

A.	History and Development of the Company

Dragon Jade International Limited (“Dragon Jade,” “the Company,” “we,” “us”, “our” and similar terms) was incorporated in the British Virgin Islands, with limited liabilities on April 14, 2008. When the Company was incorporated, its business plan was to engage in a merger or acquisition with a company with operations. The Company is not and does not intend to be an “investment company,” as that term is defined in the Investment Company Act of 1940; in that, it is engaged and proposes to engage in business, by and through wholly owned or majority owned subsidiaries.

In April 2012, the Company chartered a subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which operates in the health supplement industry.

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

UAM was incorporated on May 6, 1998, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter

32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued and outstanding shares of DJMC, at a purchase price of $300 per share for a total consideration of $900,000. On January 31, 2019, the Company has sold the 3,000 shares of DJMC to the major shareholder of DJMC for $900,000.

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. Montrose HK was incorporated on June 30, 1989, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Montrose HK’s business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR.

Details of the Company’s subsidiaries and associate (which together with the Company are collectively referred to as the “Group”) and their principal activity as of March 31, 2019 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities
Alpha Ultimate Ltd. (“AUL”)	April 11, 2012	Hong Kong	100%	Health supplement trading
United Century Holdings Ltd. (“UCHL”)	March 2, 2012	BVI	100%	Investment holding
United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading
Montrose Food & Wine H.K. Limited (“Montrose HK”)	June 30, 1989	Hong Kong	100%	Fine wine distribution
Montrose Fine Wines (Macau) Limited	March 28, 2013	Macau SAR	100%	Inactive
Montrose Fine Wines Beijing Limited	September 7, 2017	PR China	100%	Inactive

The principal executive offices of the Group are located at Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China; the telephone number is 852-3580 1788. There is no agent for service in the United States, LAI Yat Man is the contact person for purposes of this Annual Report on Form 20-F.

B.	Business Overview

The Company engages in the health supplement business by and through Alpha Ultimate Ltd. (“AUL”) and United Asia Medical Network Company Limited (“UAM”), which sells health supplements (without any limitation or restriction as to customer size, industry or business). UAM is a company incorporated in Hong Kong with a business network across Asia, including Hong Kong, mainland China, Taiwan, Japan, Korea, Singapore, Malaysia and Thailand. UAM believes that, with its experience in human biological knowledge and marketing experience, it is able to provide beneficial nutritional products and medical services. UAM operations include the unique combined use of traditional Chinese medicine and modern western medicine in treatment. Considering the adverse side effects of modern western medicine, the medical professionals of UAM believe that traditional Chinese medicine, with thousands of years of enhancement and empirical evidence, can complement western medicine, which will better serve patients.

In September 2015, AUL has begun to sell and distribute the Ultroid® Hemorrhoid Management System (“Ultroid® System”) in Hong Kong. The Ultroid® System, which is FDA cleared and also approved for use in many other nations, is a non-surgical, non-anesthetic and rapid treatment for hemorrhoidal disease (HD). The Ultroid® System is unique to the market and currently the only FDA cleared device to treat and cure all four grades of internal and mixed hemorrhoids. The non-surgical technology is a break-through in painless hemorrhoid therapy requiring no anesthesia and no recuperation time. Performed in the physician’s office in minutes, patients are immediately able to resume their daily activities.

Recent Development

In May 2018, the Company has started to develop and operate the human resources business which focuses on recruiting medical practitioners to work in the healthcare industry in China, taking advantage of the Group’s close association with the medical community in Taiwan and Hong Kong to access experienced medical professionals, who have the necessary language and cultural skills, and are experienced in both Western and Chinese medicines. We will provide screening, interviews, recommendation, evaluation and review when it comes to recruitments for enterprises. A recruitment advertisement service would also be provided for different industries to show job vacancies on the Company’s website. We also provide job consultation, career advice and interview training for job seekers. With our professional medical team, we provide medical consultation, medical advice on new drugs and a worldwide hospital referral service to our clients in Mainland China. We assist our clients to overcome geographical and language barriers by providing a visa application service and medical record translation service.

C.	Organizational Structure

D.	Property, Plants and Equipment

Except for some furniture and fixtures and office equipment, such as desks and chairs and computers, no member of the Group has any property.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects.

The Company had sustained losses totaling $5,468,758 for the fiscal year ending March 31, 2019, and had a retained earnings deficit of $16,449,316 as of March 31, 2019.

A.	Operating results.

Revenue for the fiscal year ended March 31, 2019 increased by $801,541 to $923,158 from $121,617 for the fiscal year ended March 31, 2018. Increase of revenue mainly arose from the revenue of Montrose HK amounted to $599,276 was included after the acquisition at December 31, 2018. $202,264 was increased due to growing in sales of healthcare product.

Selling, general and administrative expenses totaled $5,784,416 for the fiscal year ended March 31, 2019, a decrease of $333,209, or 5.45% from $6,117,625 for the fiscal year ended March 31, 2018. The general and administrative expenses consist primarily of business development expenses of $2,950,179, salary of $568,515, and audit, legal and other professional fees of $1,359,567. We expect our general and administrative expenses to increase as we expand our offices into new jurisdictions.

Our senior management, nevertheless, has determined to devote considerable efforts to marketing during the fiscal year ended March 31, 2020, in an attempt to generate new business. Management participated in more seminars for customers in Hong Kong, in order to get into contact with more potential customers. Efforts will also be spent to maintain friendly relationships with former customers, with the aim of acquiring new customers through referrals.

B.	Liquidity and capital resources.

As of March 31, 2019, the Company had a working capital surplus of $1,292,720 and cash of $483,377. This compares with working capital surplus of $5,525,037 and cash of $4,756,354 as of March 31, 2018. The Company estimates its working capital needs for the next 12 months to be approximately $2,500,000. As of March 31, 2019, it had insufficient funds on hand to meet such needs.

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

We expect the serious financial crisis in the United States and elsewhere in the world to continue to adversely affect our business and, therefore, our results of operation during the calendar year 2020. We anticipate that we will continue to reduce our expenses and may consider making an offering of our securities to raise capital, in the United States and/or in China and Hong Kong.

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. Montrose HK was incorporated on June 30, 1989, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Montrose HK’s business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR.

E.	Off-balance sheet arrangements

Not Applicable.

F.	Tabular disclosure of contractual obligations

Not Applicable.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management. Our directors and senior management are:

Mr. Law Lok Bun, age 67, is an Executive Director and the President of the Company. He was appointed as an Executive Director of the Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company’s day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations. He is currently, a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University, from which he received a B.A. Degree in Analytical Chemistry.

Dr. Lai Yat Man, age 59, is an Executive Director and the Chief Executive Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support. He has more than 25 years of experience in the medical and pharmaceutical industries. From 1987 to 1988, he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is, currently, the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, age 45, is an Executive Director and the Chief Financial Officer of the Company. He was appointed as an Executive Director of the Company on September 1, 2012. He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company. He has more than 10 years of experience in accounting and finance. He is also currently the Chief Financial Officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995.

Mr. Lo Tsz Fung Philip, age 53, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. Mr. Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS) in November 2011. Mr. Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code: 211) since April 2009 and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo also served as Chief Financial Officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd. from December 2007 to January 2009; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007. Mr. Lo received his Bachelor’s Degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors.

Mr. Tai Kam Chiu Daniel (formerly known as TAI Tze Yu Daniel), age 58, was appointed as an Independent Non-executive Director of the Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading. From 1990 to 2006, he was a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products. In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support and new business development. From 2006 to 2007, he was a manager and director of Rakutei Dinning & Bar. From 2007 to 2009, he was a General Manager of Kelvin Electric Trading Company Limited. He is currently a Managing Director of Aqua Gold Holding Company Limited since 2009. From 2003 to the present, Mr. Tai has served as a Director and Executive Director of Radio Association of Hong Kong. He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

Mr. David P. Bennett, age 62, was appointed as an Independent Non-executive Director of the Company on February 1, 2019. He has been the managing member of Health & Wealth Management (HWM), LLC since 1999. HWM offers investment management and health and fitness services to its clients. Since 1999, Mr. Bennett has been the CIO of Bennett Capital Management (BCM), which is the investment management subsidiary of HWM. BCM is a long-term value investor that invests in a wide selection of potential investment opportunities. Prior to starting HWM and BCM, Mr. Bennett was an analyst and portfolio manager at value investor May Management from 1995-1998 located in the Pacific Northwest in the U.S. Before joining May Management, Mr. Bennett was an analyst at Prudential Securities in New York City from 1984-1995. While at Prudential he covered stocks, bonds, currencies and commodities. Mr. Bennett earned his M.B.A. in Finance/International Business from the Stern School of Business at New York University in New York City. Mr. Bennett received his B.G.S., focusing on international affairs and biological sciences, from the University of Maryland in College Park, Maryland.

Ms. Kwong Suk Kwan, age 43, was appointed as an Independent Non-executive Director of the Company on February 1, 2019. She has been a registered nurse and holder of nursing practicing certificate issued by the Nursing Council of Hong Kong since 2000. She has extensive experience in both public and private medical sectors. Ms. Kwong has worked as a head nurse in Solve Medical Centre in Hong Kong since 2017. She has been responsible for the management of the daily operations of Solve Medical Centre. From 2014 to 2017, Ms. Kwong has worked as Registered Nurse in Sage Bradbury Home for the Elderly in Hong Kong. She has worked in division of general medicine, cardiology and surgery in various hospitals and medical centers in Hong Kong from 2000 to 2013. Ms. Kwong has completed nurse training from the School of Nursing of Kwong Wah Hospital in Hong Kong in 2000.

Mr. Marc-Andre Tremblay, age 39, was appointed as an Independent Non-executive Director of the Company on February 1, 2019. He has been a business consultant active in the field of health education for many years in Canada and abroad, with a vested interest in both traditional and modern health technology. Mr. Tremblay has acted as a consultant in Intercontinental Group since 2017. From 2014 to 2016, he was employed by Great Man International Education group in Guangzhou, China as a consultant, manager and international kindergarten director of operations. He has been a teacher in Prince Albert Catholic School in Saskatchewan, Canada. Mr. Tremblay received his B.A. in 2007 and M.A. in 2011 from the University of Quebec, Canada.

Dr. Lam Dominic Man-Kit, age 72, was appointed as an Independent Non-executive Director of the Company on February 1, 2019. He is a world acclaimed scientist, medical professor, entrepreneur, philanthropist, educator and artist. Hailed as the “21st Century Renaissance Man”, Professor Lam’s career started in 1970 at Harvard Medical School, and includes listing on the US stock market the first biotech company in Texas; developing and patenting what Time Magazine called “one of 10 most important inventions for the 21st Century”, and MIT called “one of 5 patents that will transform business and technology”; receiving the Presidential Medal of Merit; founding a charitable organization providing medical services to hundreds of thousands; and being an award winning artist. Professor Lam was born in China, grew up in Hong Kong, studied in Canada, and trained under two Nobel Laureates at Harvard Medical School before being invited to teach there in 1972. In 1977, Lam became Professor of Ophthalmology at Texas Medical Center in Houston and in 1983, he founded the Center for Biotechnology and the first biotech company in Texas, taking it public on the US stock market in 1988, receiving the US High-Tech Entrepreneur of the Year in 1989 and being recognized as the Father of Texas Biotechnology. In 1988, he was invited by Nobelists C.N Yang and Charles Kao to find the Hong Kong Institute of Biotechnology, leading to the establishment of what is now the Hong Kong Science and Technology Park. Professor Lam has been named “One of the Eight Most Representative Artists in Hong Kong”; one of the Top 100 artists in China; awarded the “Prix d’honneur” from French National Society of Fine Art for his sculptures exhibited at the Grand Palais in Paris; and a Gold Medal issued by the International Olympic Fine Art Committee for his painting “Millennium Odyssey II: From the Great War to River Thames – Embrace the World” exhibited at the Barbican Centre during the 2012 London Olympic Games. He invented a novel painting process named “Chromoskedasic Painting” and a unique calligraphic style named “Calligraphy of the Mind”, both processes amalgamating art and science.

There is no family relationship between any of the directors and officers of the Company or AUL or UCHL or UAM.

B.	Compensation.

The Company has paid and will pay each independent director annual compensation of US $5,000. None of our officers and none of our non-independent directors receive any compensation from the Company. Also, all of our officers and directors are entitled to receive compensation from UAM for services rendered to UAM.

None of the members of our senior management receives any other form of remuneration, such as bonuses, stock awards, stock options or benefits, such as country club memberships or automobiles.

No amounts were set aside or accrued by UAM to provide pension, retirement or similar benefits to senior management.

C.	Board Practices.

The current terms of office of our directors expire at the next annual meeting of our shareholders, when their successors are elected and qualified.

There currently is no agreement as to compensation to be paid to the executive officers who also serve as non-independent directors (LAW Lok Bun, LAI Yat Man and FUNG Kwok Wing). Each of such executive officers / directors has other employment and provides services to the Company on an as-needed basis. The Company has not accrued salary to these persons, issued shares as compensation, issued stock options or warrants or recorded contributed capital for the services provided by them and no employment agreements exist. The Company is not aware of any accounting pronouncement that requires the compensation of executive officers / directors (other than for certain non-profit organizations) who provide executive services on an as-needed basis.

Our board of directors maintains an Audit Committee. Lo Tsz Fung Philip serves as the chairman, Tai Kam Chiu Daniel and David P. Bennett, serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee. The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

Our board of directors maintains a Nomination Committee. David P. Bennett serves as the chairman, Lo Tsz Fung Philip and Kwong Suk Kwan, serve as members of the Nomination Committee. The Nomination Committee is appointed by our board of directors to assist our board of directors in the discharge of the responsibilities of the Board relating to the appropriate size, functioning and needs of the Board including, but not limited to, identification, recommendation, recruitment and retention of high quality Board members and committee composition and structure.

Our board of directors maintains a Compensation Committee. Kwong Suk Kwan serves as the chairman, Lo Tsz Fung Philip and Marc- Andre Tremblay, serve as members of the Compensation Committee. The Audit Committee is appointed by our board of directors to assist our board of directors in the discharge of its responsibilities with respect to the compensation of the Company’s directors, executive officers and other key employees and consultants, and for such purpose shall review compensation arrangements for the Company’s executive officers and administer all employee benefit plans, including any equity incentive plan adopted by the Company.

D.	Employees.

As of March 31, 2019, we had 8 full-time employees. As of that date, none of our employees were represented by a labor union.

E.	Share Ownership.

The shares of the Company that are beneficially owned by LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited “control” the Company, because of their shareholdings and related management positions. The following table sets forth, as of March 31, 2019, the beneficial ownership of shares of the common stock of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our shares of our common stock and (2) each of the members of senior management identified in Item 6.A., above. (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that such person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

NAME	SHARES OWNED	PERCENT OF CLASS
Woody Fire Consultancy Limited*	15,970,000	28.00%
Lai Yat Man	12,762,804	22.38%
Law Lok Bun	7,000,000	12.28%
Fung Kwok Wing	-	-
Lo Tsz Fung Philip	-	-
Tai Kam Chiu Daniel	-	-
Lam Dominic Man-Kit	-	-
David P. Bennett	-	-
Kwong Suk Kwan	-	-
Marc-Andre Tremblay	-	-
Officers & Directors as a Group (10 persons)	19,762,804	34.66%

*	LO Hsin Yu is the shareholder of and has a controlling interest in Woody Fire Consultancy Limited.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

As of March 31, 2019, our major shareholders, LAW Lok Bun, LAI Yat Man and Woody Fire Consultancy Limited, beneficially own, respectively, 7,000,000 shares of the Company’s common stock, or 12.28%, 12,762,804 shares or 22.38% and 15,970,000 shares or 28%. See Item 6.E., above. On April 15, 2012, the shareholders of the Company entered into a Purchase and Sales Agreement with a group led by LAW Lok Bun to acquire 27,910,000 issued shares of the Company’s common stock. That agreement, also, provided that Mr. Law be elected to the Board of Directors and the Company charter a new subsidiary, Alpha Ultimate Limited, under the laws of the Special Administrative Region of Hong Kong, which will operate in the traditional Chinese medicine industry. The transaction closed on June 22, 2012. On September 1, 2012, the Company acquired 100% of the total issued shares of UCHL capital stock from its original shareholders, in exchange for an aggregate of 20,003,319 shares of the Company’s common stock.

We are not, directly or indirectly, owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, severally or jointly. We know of no arrangement the operation of which may at a subsequent date result in a change in control.

Our shareholders do not have different voting rights.

B.	Related Party Transactions.

Since April 1, 2012, there has been no related party transaction, except (i) business development fees of $2,823,000 paid to Woody Fire Consultancy Limited, a major shareholder of the Company and (ii) the amount of $87,774 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no due date or maturity date and does not accrue any interest. (Related party transactions are transactions or loans between the Company and (a) enterprises directly or indirectly controlled by the Company; (b) associates of our major shareholders; (c) our major shareholders; (d) our senior management or (e) entities directly or indirectly controlled by our major shareholders or senior management.)

C.	Interests of experts and counsel.

No counsel or accountant for the Company has been employed on a contingent basis or owns shares of common stock of the Company or of AUL, UCHL or UAM.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements and other financial information are included as part of this Annual Report, after “Signatures” from page 21 to 39 as following:

Dragon Jade International Limited.

Front cover
Index
Report of Independent Registered Public Accounting Firm	24
Consolidated Balance Sheets as of March 31, 2019 and 2018	25
Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2019, 2018 and 2017.	26
Consolidated Statements of Cash Flow for the years ended March 31, 2019, 2018 and 2017.	28
Consolidated Statements of Change in Stockholders Equity (Deficit) for the years ended March 31, 2019, 2018 and 2017.	27
Notes to Consolidated Financial Statements	29-39
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

Dragon Jade International Limited, the Plaintiff in Civil Action No.8:17-cv-02422, United States District Court for the Middle District of Florida, Tampa Division, has made claims against the Defendants, Ultroid LLC and Ultroid Technologies Inc, for breaches of an Exclusive Option and Remediation Agreement dated January 19, 2017 and a Security Agreement dated January 20, 2017, for compensatory damages and liquidated damages of US$2,000,000, including the marshalling of assets identified in the Security Agreement and enforcing its rights under the UCC Financing Statements and interest. Following various motions for judgment on the pleadings and amendments of the Counterclaims of the Defendants, the Plaintiff defeated all RICO counterclaims and alleged lack of shareholder approval counterclaim brought by the Defendants. All remaining counterclaims of the Defendants except for one counterclaim alleging breach of contract by the Plaintiff are the subject of a Motion for Partial Summary Judgment made by the Plaintiff against the Defendants, for which the Plaintiff is expecting a decision of the court. In the event that these counterclaims of the Defendants are dismissed, the case will go to trial on September 30, 2019 to resolve the claims of the Plaintiff and the remaining counterclaim(s) of the Defendants.

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

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock.

Fiscal Year March 31, 2020	High Bid	Low Bid
03/31/2019-06/30/2019	$4.80	$2.26

Fiscal Year March 31, 2019	High Bid	Low Bid
03/31/2018-06/30/2018	$4.00	$1.65
07/01/2018-09/30/2018	$3.00	$1.50
10/01/2018-12/31/2018	$3.60	$0.68
01/01/2019-03/31/2019	$4.00	$1.50

Fiscal Year March 31, 2018	High Bid	Low Bid
03/31/2017-06/30/2017	$8.00	$4.00
07/01/2017-09/30/2017	$6.30	$3.30
10/01/2017-12/31/2017	$4.99	$1.14
01/01/2018-03/31/2018	$3.30	$0.72

The transfer agent for our shares of common stock is Pacific Stock Transfer Company, 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A., above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Pursuant to Section 6.1 of our Memorandum of Association, we are authorized to issue 100,000,000 shares of no par value common stock. As of March 31, 2019, our recent fiscal year end, 57,023,319 of our authorized shares of common stock were issued and outstanding, As of August 2, 2019, the latest practical date, 57,138,319 of our authorized shares of common stock were issued and outstanding, Pursuant to Section 7 of our Memorandum of Association, holders of our common stock are entitled to one vote per share on each matter submitted to a vote of our shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets, if any, on liquidation of the Company. Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights. Our common stock has no conversion rights and is not subject to redemption or any sinking fund provisions. All shares of our common stock are entitled to share equally in dividends from legally available sources, as determined by the board of directors. Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of our common stock are entitled to receive assets of the Company available for distribution to our shareholders.

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

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our common stock to a person subject to United States federal income taxation, generally, will be treated as foreign source dividend income to such person. Gain or loss from the sale of shares of our common stock, generally, will be subject to federal income taxation at a maximum federal income tax rate from 15% to 20%, if that common stock was held for more than 12 months or as ordinary income or if that common stock was held for less than 12 months.

G.	Statement by experts.

The auditors of the Company are Centurion ZD CPA & Co., Unit 1304, 13th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. The financial statements included as part of this Annual Report have been included herein in reliance upon the authority of such auditors, as experts in accounting and auditing.

H.	Documents on display.

Item 19 sets forth a list of exhibits; that list is incorporated herein by reference.

I.	Subsidiary information.

Information concerning AUL, UCHL, UAM, Montrose HK, Montrose Macau and Montrose Beijing, our subsidiaries, is included throughout this Annual Report; AUL’s, UCHL’s, UAM’s, Montrose HK, Montrose Macau and Montrose Beijing’s financial statements, also, are included in the consolidated financial statements. Montrose Macau and Montrose Beijing are not active in operation.

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

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must anticipate the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2019, the Company’s disclosure controls and procedures are designed at a reasonable assurance level and effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2019, the Company’s internal control over financial reporting was effective.

Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s public accounting firm regarding internal control over financial reporting. Management’s evaluation was not subject to such attestation report pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to report only management’s evaluation on this annual report.

Changes in internal control over financial reporting. Management regularly reviews its system of internal control over financial reporting and makes changes to the Company’s processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Item 15T. Controls and Procedures

Not Applicable.

Item 16 . [Reserved]

Item 16A. Audit committee financial expert

Our board of directors maintains an Audit Committee. Lo Tsz Fung Philip serves as the chairman, Tai Kam Chiu Daniel and David P. Bennett, serve as members of the Audit Committee. Lo Tsz Fung Philip is an “audit committee financial expert” as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, applicable to members of an audit committee. The Audit Committee is appointed by our board of directors to assist our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our internal and external auditors.

Our board of directors maintains a Nomination Committee. David P. Bennett, serves as the chairman, Lo Tsz Fung Philip and Kwong Suk Kwan, serve as members of the Nomination Committee. The Nomination Committee is appointed by our board of directors to assist our board of directors in the discharge of the responsibilities of the Board relating to the appropriate size, functioning and needs of the Board including, but not limited to, identification, recommendation, recruitment and retention of high quality Board members and committee composition and structure.

Our board of directors maintains a Compensation Committee. Kwong Suk Kwan serves as the chairman, Lo Tsz Fung Philip and Marc- Andre Tremblay, serve as members of the Compensation Committee. The Audit Committee is appointed by our board of directors to assist assist our board of directors in the discharge of its responsibilities with respect to the compensation of the Company’s directors, executive officers, and other key employees and consultants, and for such purpose shall review compensation arrangements for the Company’s executive officers and administer all employee benefit plans, including any equity incentive plan adopted by the Company.

Item 16B. Code of Ethics

We have adopted a written code of ethics applicable to directors, members of senior management and employees of the company and any of the company’s direct and indirect subsidiaries. Our code of ethics is posted on our company website at: dragonjade.com. Any amendments to our code of ethics will be disclosed on our website within five business days of the occurrence.

Item 16C. Principal Accountant Fees and Services

Audit Fees: The aggregate fees for each of the two fiscal years ended March 31, 2019, and March 31, 2018, for professional services rendered by Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited) for the two fiscal years ended March 31, 2019, and March 31, 2018, our principal accountants for the audit of our annual financial statements, were $170,000 for the fiscal year ended March 31, 2019, and $60,000 for the fiscal year ended March 31, 2018.

Audit-Related Fees: Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited) did not perform or bill for any audit-related services during the two fiscal years ended March 31, 2019, and March 31, 2018.

Tax Fees: Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited) did not render or bill for any services relating to tax compliance, tax advice or tax planning during the two fiscal years ended March 31, 2019, and March 31, 2018.

All Other Fees: Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited) did not provide any products or other services during the two fiscal years ended March 31, 2019, and March 31, 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuers and Affiliated Purchasers

None of our shares was purchased by us or an affiliated purchaser, such as an officer or director during the last fiscal year.

Item 16F. Change in Registrant’s Certifying Accountant

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

DRAGON JADE INTERNATIONAL LIMITED

Hong Kong, August 15, 2019	By:	/s/ Lai Yat Man
Lai Yat Man, Chief Executive Officer

	By:	/s/ Fung Kwok Wing
Fung Kwok Wing, Chief Financial Officer

DRAGON JADE INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019

Together With Report Of

Independent Registered Public Accounting Firm

DRAGON JADE INTERNATIONAL LIMITED

CENTURION ZD CPA & CO.
CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)
Unit 1304, 13th Floor, Two Harbourfront,
22 Tak Fung Street, Hunghom,
Hong Kong
Tel : (852) 2851 7954
Fax: (852) 2545 4086

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Dragon Jade International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dragon Jade International Limited and subsidiaries (the “Company”) as of March 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(q) to the financial statements, the Company has suffered from losses from operation and significant accumulated deficits. The Company comes to have insufficient cash flows generated from operation and provided for development. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2013.

Hong Kong, China

August 15, 2019

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Balance Sheets

	March 31,	March 31,
	2019	2018

Assets
Current assets
Cash and Bank Deposits	$483,377	$4,756,354
Subscription receivable	-	-
Loan receivable	680,577	700,439
Trade receivable	541,064	2,090
Deposit & Prepayments	176,399	96,633
Inventory	750,028	124,556
Total current assets	2,631,445	5,680,072

Investment in Associate	-	891,984
Plant, machinery and equipment, net	109,447	105,378
Total non-current assets	109,447	997,362
Total assets	2,740,892	6,677,434

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	468,362	97
Amount due to Directors	87,774	3,672
Loan payable	230,769	-
Accruals & Other payable	551,820	151,266
Total current liabilities	1,338,725	155,035

Stockholders’ equity
Common stock, 100,000,000 shares authorized and 57,023,319 shares and 57,023,319 shares issued at no par value at March 31, 2019 and March 31, 2018 respectively	17,543,961	17,543,961
Common shares to be issued	360,000	-
Accumulated losses	(16,449,316)	(10,980,558)
Other Comprehensives Income	-	-
Total stockholders’ equity	1,454,645	6,563,403

Non-controlling interest	(52,478)	(41,004)

Total liabilities and stockholders’ equity	$2,740,892	$6,677,434

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Operations and Comprehensive Loss

	For the Years Ended March 31,
	2019	2018	2017

Revenue	$923,158	$121,618	$224,920

Costs of revenues	(401,785)	(17,113)	(50,155)

Gross profits	521,373	104,505	174,765

Expenses
Selling, general and administrative	(5,784,416)	(6,117,625)	(2,426,481)

Income/(loss) from operations	(5,263,043)	(6,013,120)	(2,251,716)

Other income	34,315	39,942	2,024

Share of gain / (loss) of an associate	1,573	(8,016)	-
Gain/(Loss) on change in fair value of convertible note liability	-	-	260,000
Gain on disposal of an associate	6,443	-	-
Goodwill written-off	(259,520)	-	-
Total other income/(loss)	(217,189)	31,926	262,024

Gain/(Loss) before income tax	(5,480,232)	(5,981,194)	(1,989,692)

Income tax	-	-	-

Non-controlling interest	11,474	12,193	8,907

Net gain/(loss)	(5,468,758)	(5,969,001)	(1,980,785)

Currency exchange gain/(loss)	-	-	-

Comprehensive gain/(loss)	$(5,468,758)	$(5,969,001)	$(1,980,785)

Net Gain/(Loss) per share	$(0.096)	$(0.105)	$(0.038)

Net Comprehensive Gain/(Loss) per share	$(0.096)	$(0.105)	$(0.038)

Weighted average common shares outstanding	57,023,319	56,880,579	51,852,557

DRAGON JADE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders’ Equity

			Common	Retained	Other	Total Stockholders’
	Common		Shares To	Earnings	Comprehensive	Equity
	Shares	Stock	Be Issued	(Deficit)	Income	(Deficit)
Balance, March 31, 2015	51,063,319	1,103,961	-	(3,323,419)	-	(2,219,458)
Net gain for the year	-	-	-	292,647	-	292,647
Issuance of Stock	-	-	-	-	-	-
Balance, March 31, 2016	51,063,319	1,103,961	-	(3,030,772)	-	(1,926,811)
Net loss for the year	-	-	-	(1,980,785)	-	(1,980,785)
Issuance of	5,600,000	16,080,000	-	-	-	16,080,000
Stock
Balance, March 31, 2017	56,663,319	17,183,961	-	(5,011,557)	-	12,172,404
Net loss for the year	-	-	-	(5,969,001)	-	(5,969,001)
Issuance of Stock	360,000	360,000	-	-	-	360,000
Balance, March 31, 2018	57,023,319	17,543,961	-	(10,980,558)	-	6,563,403
Net loss for the year	-	-	-	(5,468,758)	-	(5,468,758)
Shares to be issued	-	-	360,000	-		360,000
Balance, March 31, 2019	57,023,319	17,543,961	360,000	(16,449,316)	-	1,454,645

DRAGON JADE INTERNATIONAL LIMITED

Cash Flow Statement

	For the Years Ended March 31,
	2019	2018	2017
Cash flows from operating activities
Net gain / (loss)	$(5,468,758)	$(5,969,001)	$(1,980,785)
Adjustments to reconcile net income/ (loss) to net cash used in operating activities:
Depreciation	59,645	38,922	28,086
Share of (gain) / loss of an associate	(1,573)	8,016	-
Gain on disposal of an associate	(6,443)	-	-
Intangible asset written-off	62,692	-	-
Goodwill written-off	259,520	-	-
Consultancy fees paid by shares issuance	-	360,000	-
Non-controlling interest	(11,474)	(12,193)	(8,907)
Changes in assets and liabilities:
Deposits and other receivables	(29,821)	(360,995)	(420,864)
Account receivables	59,540	48,928	(10,527)
Inventory	(32,791)	54,336	13,100
Deferred tax assets	-	-	-
Accounts payables	(123,613)	(5,282)	(14,938)
Accrued liabilities and other payables-Third party	400,554	57,529	46,363
Amount due to directors	84,102	(280,010)	(445,927)
Convertible promissory notes	-	-	(260,000)
Net cash (used in) operating activities	(4,748,420)	(6,059,750)	(3,054,399)

Cash flow from investing activities
Acquisition of subsidiary-net of cash acquired	(172,573)	-	-
Investment in associate	549,872	(900,000)	-
Decrease in loan receivable	369,990	-	-
Acquisition of assets	(49,390)	(65,805)	(82,498)
Net cash provided by / (used in) investing activities	697,899	(965,805)	(82,498)

Cash flow from financing activities
Cash for issuance of shares	-	10,537,065	4,462,935
Loan repayment	(222,456)	-	-
Repayment of convertible promissory note	-	-	(100,000)
Net cash (used in) / provided by financing activities	(222,456)	10,537,065	4,362,935

Effect of foreign exchange rate changes on cash and cash equivalent

Cash and cash equivalents:
Net increase (decrease)	(4,272,977)	3,511,510	1,226,038
Balance at beginning of period	4,756,354	1,244,844	18,806
Balance at end of period	483,377	4,756,354	1,244,844

Supplemental cash flow information:
Cash paid for income taxes	-	-	-
Cash paid for interest	$-	$-	$-

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding.

In April 2012, the Company chartered a subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the health supplement industry.

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

UAM was incorporated on May 6, 1998 as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000. On January 31, 2019, the Company has sold the 3,000 shares of DJMC to the major shareholder of DJMC at $900,000.

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine

H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. Montrose HK was incorporated on June 30, 2019, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Montrose HK’s business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of March 31, 2019 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities
Alpha Ultimate Ltd. (“AUL”)	April 11, 2012	Hong Kong	100%	Health supplement trading
United Century Holdings Ltd. (“UCHL”)	March 2, 2012	BVI	100%	Investment holding
United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading
Montrose Food & Wine H.K. Limited (“Montrose HK”)	June 30, 1989	Hong Kong	100%	Fine wine distribution
Montrose Fine Wines (Macau) Limited (‘Montrose Macau”)	March 28, 2013	Macau SAR	100%	Inactive
Montrose Fine Wines Beijing Limited (“Montrose Beijing”)	September 7, 2017	PR China	100%	Inactive

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2019, the Company did not have any cash equivalents.

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

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. At March 31, 2019, the Company has no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

(f) Deposit and prepayments

Deposit and Prepayments represent cash paid in advance to suppliers. As of March 31, 2019, prepayments included cash paid advances to suppliers, and prepaid expenses, such as water and electricity fees.

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

(i) Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non- assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

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

The accompanying consolidated financial statements are presented in United States dollars (US$). The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency. On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with FASB ASC Topic 830 Foreign Currency Matters (formerly SFAS No. 52, “Foreign Currency Translation”). During 2017, 2018 and 2019, the Hong Kong dollars are translated from HK$ with a ratio of US$1.00=HK$7.80, a fixed exchange rate maintained between Hong Kong and United States derived from the Hong Kong Monetary Authority pegging HK$ and US$ monetary policy. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

	For the Years Ended March 31,
	2019	2018	2017
Twelve months ended HKD:USD exchange rate	7.8	7.8	7.8
Average twelve months ended HKD:USD exchange rate	7.8	7.8	7.8
Twelve months ended RMB:USD exchange rate	N/A	6.23944	N/A
Average twelve months ended RMB:USD exchange rate	N/A	6.23944	N/A

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

(q) Going Concern

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $16,449,314 as of March 31, 2019. The Company will be required to raise additional capital to fund its operations, and will continue to attempt to raise capital resources from both related and unrelated parties until such time as the Company is able to generate revenues sufficient to maintain itself as a viable entity. These factors have raised substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that the Company will be able to raise additional capital or achieve profitability. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to strengthen its core business, control its overall expenditures, improve the efficiency of its operations and continue its efforts to expand by exploring additional product lines and market opportunities.

The FASB has issued Accounting Standards Update (ASU) No. 2018-01, Leases (Topic 842):Land Easement Practical Expedient for Transition to Topic 842, which clarifies the application of the new leases guidance to land easements and eases adoption efforts for some land easements. ASU 2018-01 is expected to reduce the cost of adopting the new leases standard for certain land easements. It is also an attempt to help ensure that companies can make a successful transition to the standard without compromising the quality of information provided to investors about these transactions. Land easements (also commonly referred to as rights of way) represent the right to use, access, or cross another entity’s land for a specified purpose. Land easements are used by utility and telecommunications companies, for example, when they need to take a small strip of land, or easement, to bury wires. Not all companies have historically accounted for them as leases. Stakeholders pointed out that the requirement to evaluate all old and existing land easements, sometimes numbering in the tens of thousands, to determine if they meet the definition of a lease under the new standard could be very costly. They also noted there would be limited benefit to applying this requirement, as many of their land easements would not meet the definition of a lease, or even if they met that definition, many of their easements are prepaid and, therefore, already are recognized on the balance sheet. The land easements ASU addresses this by providing an optional transition practical expedient that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard; and Clarifying that new or modified land easements should be evaluated under the new leases standard, once an entity has adopted the new standard.

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

The FASB Issues ASU No. 2018-06 to Supersede Circular 202 for Depository and Lending Institutions. The FASB has issued Accounting Standards Update (ASU) No.2018-06,Codification Improvements to Topic 942, Financial Services—Depository and Lending. ASU 2018-06 removes outdated guidance related to the Office of the Comptroller of the Currency’s Banking Circular 202, Accounting for Net Deferred Tax Charges (Circular 202) in Subtopic 942-740, Financial Services—Depository and Lending—Income Taxes and should have no effect on reporting entities. The amendments in ASU 2018-06 are effective immediately.

The FASB has issued Accounting Standards Update (ASU) No. 2018-11 (“Targeted Improvements”—ASC 842 (“Leases”)). This Update provides entities with an additional (and optional) transition method of which an entity initially applies new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts ASC 840 will continue to be in accordance with ASC 840. This Update also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component, where the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounting for separately, would be classified as an operating lease.

The FASB has issued Accounting Standards Update (ASU) No. 2018-20 (“Narrow-Scope Improvements for Lessors”—ASC 842 (“Leases”)) as amendments of the new lease standard. The amendments in this Update (1) provide an entity with an accounting policy election to account for the payment for all sales (and other similar) taxes as a lessor cost; (2) require lessors to exclude from variable payments lessor costs paid by lessees directly to third parties, and also require lessors to account for costs excluded from consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments; and (3) require lessors to allocate (rather than recognize as currently required) certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur and recognize the amount of variable payments allocated to nonlease components as income in profit or loss in accordance with other Accounting Standards, such as ASC 606.

The FASB has issued Accounting Standards Update (ASU) No. 2019-01 (“Codification Improvements”—ASC 842 (“Leases”)) as amendments of the new lease standard. This Update reinstates the exception in the new lease standard for lessors that are not manufacturers or dealers to use their costs, reflecting discounts, as the fair value of the underlying asset; and this Update clarifies the board’s original intent by explicitly providing an exception to ASC 250-10-50-3 (“Accounting Changes and Error Corrections—General”) interim disclosure requirements in the new lease standard transition disclosure requirements.

These Updates, excluding Accounting Standards Update 2019-01, are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective transition approach is required, applying the new lease standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the beginning of the fiscal year of adoption or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial adoption. Accounting Standards Update 2019-01 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early application is permitted. Accounting Standards Update 2019-01 is applied retrospectively as of the date that the new lease standard is first applied. The Company and its subsidiaries will adopt these Updates, including Accounting Standards Update 2019-01, on April 1, 2019 and use the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative period will not be updated and the disclosures required under the new lease standard will not be provided for periods before April 1, 2019.

The FASB has issued Accounting Standards Update (ASU) No. 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update changes the recognition, measurement, presentation and disclosure requirements for long duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

3. Income Taxes

BRITISH VIRGIN ISLANDS

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

HONG KONG

No Hong Kong Profits Tax has been provided in the financial statements as Alpha Ultimate Ltd, United Asia Medical Network Co Ltd and Montrose Food & Wine H.K. Limited were in a tax loss position during the year.

4. Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the Hong Kong government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to $192 (HK$1,500) per month.

5. Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	2019	2018

Cash at Bank	$483,377	$4,756,354
Cash on Hand	-	-
Total	$483,377	$4,756,354

6. Loan Receivable

On January 19, 2017, Dragon Jade International Limited entered into an agreement with an unrelated party in the amount of $65,850. The amount is interest free, secured by the assets of unrelated party and has no fixed term of repayment. Balance due at March 31, 2019 is $184,879. This loan was rendered to the unrelated party in connection with FDA compliance service for the benefit of the Company.

On March 7, 2017, a subsidiary, United Asia Medical Network Company Limited (“UAMN”) entered into the loan agreement with an unrelated party in the amount of $256,410, plus the term of the loan amount is bearing 12% interest per annum, without collateral and the due date is extended from March 7, 2018 to May 31, 2018 as agreed by UAMN and the unrelated party.

On August 7, 2017, a subsidiary, United Asia Medical Network Company Limited (“UAMN”) entered into the loan agreement with an unrelated party in the amount of $256,410, plus the term of the loan amount is bearing 5% interest per annum, without collateral and the due date is on August 7, 2019.

On January 31, 2019, the Company has sold the 3,000 shares of Dragon Jade Medical Company Limited (DJMC) to the major shareholder of DJMC at $900,000. $549,873 have been received before March, 31, 2019. $350,127 have been received before May 31, 2019.

	2019	2018
Loans receivable
An unrelated party (Interest-free)	$535,006	$184,879
An unrelated party (12% interest bearing)	-	289,287
An unrelated party (5% interest bearing)	145,571	226,273
Total	$680,577	$700,439

Loan interest earned and accrued	$14,183	$39,337

7. Trade Receivables, Net

Trade receivables comprise the followings:

	2019	2018

Trade receivables, gross	$541,064	$2,090
Provision for doubtful debts	-	-
Trade receivables, net	$541,064	$2,090

All of the above trade receivables are dued and collected within a period of one year of aging.

Allowance was made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectability of outstanding accounts. The Group evaluates the credit risks of its customers utilizing historical data and estimates of future performance. No provision for doubtful debts have been provided as of March 31, 2019 and 2018 as the Company does not have bad debt history before.

The following table sets forth the major trade receivable accounts:-

			Aging
Customers	Amount	Rate	Not past due	Past due 1-30 days	Past due 30 days

Customer A	$46,310	8.56%	$46,310	$-	$-
Customer B	$40,308	7.45%	$7,426	$-	$32,882
Customer C	$17,095	3.16%	$12,370	$4,725	$-

Total trade receivables	$541,064	100.00%	$372,059	$76,670	$92,335

8. Trade Payables

The following table sets forth the major trade payables accounts:-

			Aging
Suppliers	Amount	Rate	Not past due	Past due 1-30 days	Past due 30 days

Supplier A	$156,901	33.50%	$156,901	$-	$-
Supplier B	$38,623	8.25%	$38,623	$-	$-
Supplier C	$35,760	7.64%	$8,059	$27,701	$-

Total trade payables	$468,362	100.00%	$347,333	$78,905	$42,127

9. Inventories

Inventories comprise the followings:

	2019	2018

Finished goods	$750,028	$124,556

	$750,028	$124,556

10. Property, Plant and Equipment, Net

Property, plant and equipment, net comprise the followings:

	2019		2018

At cost
Leasehold improvement, furniture and office equipment		$516,382		$179,198

	$		$
Less: accumulated depreciation		(406,935)		(73,820)

		$109,447		$105,378

Depreciation expenses are included in the statement of income as follows:

	2019	2018

Selling, general and administrative	$59,645	$38,922

Total depreciation expenses	$59,645	$38,922

11. Earnings Per Share

The computations of basic earnings per share of common stock are as follows:

	2019	2018

Net Gain / (Loss)	$(5,468,758)	$(5,969,001)

Weighted average common shares outstanding	$57,023,319	$56,880,579

Earnings / (losses) per share	$(0.096)	$(0.105)

Dilutive earnings per share will not be calculated if the effect is anti-dilutive.

12. Common Shares To Be Issued

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. 100,000 shares of the Company’s common stock were issued on April 9, 2019. Issuance of the 100,000 shares was recorded at $360,000 based on $3.60 per share, the closing price of the Company’s common stock as of December 31, 2018.

13. Income Taxes

The Company, including the holding company Dragon Jade International Limited and intermediate holding company United Century Holdings Ltd., is being registered in the British Virgin Islands and which conducts all of its business through its subsidiaries incorporated in Hong Kong, is not subject to federal income tax until the operating profits was rebounded back to Untied States. The subsidiaries are Alpha Ultimate Ltd, United Asia Medical Network Co Ltd and Montrose Food & Wine H.K. Limited (see note 1).

Alpha Ultimate Ltd, United Asia Medical Network Co Ltd, and Montrose Food & Wine H.K. Limited, being registered in the Hong Kong, are subject to HK’s Profit Tax (“HKPT”). Under applicable income tax laws and regulations, an enterprise located in Hong Kong, including the district where our operations are located, is subject to a rate of 16.5% for the years ended March 31, 2019.

The Group uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

A reconciliation between the income tax computed at the HK statutory rate and the Group’s provision for income tax is as follows:

	2019	2018

HKPT	16.5%	16.5%

Provision for income taxes	16.5%	16.5%

14. Related Party Transactions

Since April 1, 2012, there has been no related party transaction, except (i) business development fees of $$2,823,000 paid to Woody Fire Consultancy Limited, a major shareholder of the Company and (ii) the amount of $87,774 due LAI Yat Man for funds advanced to the Company, AUL and UAM, which amount has no collateral, due date or maturity date and does not accrue any interest.

15. Concentrations and Credit Risk

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

16. Commitments and Contingencies

As of March 31, 2019 and 2018, the company did not have any contingent liabilities.

17. Acquisition

On December 31, 2018, the Company executed an acquisition of 100% issued and outstanding ordinary shares of Montrose Food & Wine H.K. Limited (“Montrose HK”) in consideration of $256,410.26 and 100,000 shares of the Company’s common stock. Montrose HK was incorporated on June 30, 1989, as a limited liability company under predecessor Hong Kong Companies Ordinance, Chapter 32. Montrose HK’s business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$14,324	-	$14,324
Inventories	$592,681	-	$592,681
Trade receivables, deposits, prepayment and other receivables	$648,693	-	$648,693
Trade payables and accruals	$(591,811)	-	$(591,811)
Cash	$83,536	-	$83,536
Loan payables	$(453,225)	-	$(453,225)
Intangible assets - Customer relationship	-	62,692	62,692
	$294,198	62,692	$356,890
Goodwill			$259,520
Total purchase price			$616,410

Montrose HK’s results of operations are consolidated with the Company effective January 1, 2019.

Goodwill of $259,520 and intangible asset of customer relationship of $62,692 were written off because the Company estimated that the wine business of Montrose HK is expected to be adversely affected by the economic downturn in Hong Kong.

18. Investment in Associate

On March 20, 2018, the Company acquired 3,000 shares of Dragon Jade Medical Company Limited (DJMC), representing 30% of the total issued shares of DJMC, at a purchase price of $300 per share for total consideration of $900,000.

DJMC was incorporated on January 25, 2017, as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. DJMC was formed to offering medical equipment and aircraft financing solutions, including both direct financial leasing and sale-leaseback services to customers in health care and airlines in China through 100% owned subsidiary Shenzhen Dragon Jade Financial Leasing Company Limited formed under the laws of the Peoples’ Republic of China. On January 25, 2017, Kwok Wing Fung, CFO of the Company, was appointed as a director of DJMC.

On January 31, 2019, the Company has sold the 3,000 shares of DJMC to the major shareholder of DJMC at $900,000.

	2019	2018

Balance at the beginning of year	891,984	-
Acquisition of 3,000 shares in DJMC	$-	$900,000
Share of equity gain / (loss)	1,573	(8,016)
Disposition of 3,000 shares in DJMC	(900,000)	-
Gain on disposition of 3,000 shares in DJMC	6,443	-
Balance at the end of year	$-	$891,984

19. Segment Reporting

Business segments of the Company are primarily Healthcare products and services (HC) and Wine Distribution (WD). Businesses of HC are operated by United Asia Medical Network Company Limited and Alpha Ultimate Limited. Businesses of WD are operated by Montrose Food & Wine H.K. Limited.

Business segments

Year ended March 31, 2019	HC	WD	Total
Revenues	$323,883	$599,275	$923,158
Cost of revenues	(31,373)	(370,412)	(401,785)
Gross profits	292,510	228,863	521,373
Identifiable operating expenses	(3,902,731)	(346,524)	(4,249,255)
Segment loss	(3,610,221)	(54,969)	(3,727,882)
Un-allocable expenses			(1,523,687)
Operating loss			(5,251,569)
Other income, net			40,758
Goodwill written-off			(259,520)
Share in associate’s profit / (loss)			1,573
Loss before income tax			(5,468,758)
Income tax expense			-
Net loss			(5,468,758)

20. Legal Proceedings

Dragon Jade International Limited, the Plaintiff in Civil Action No.8:17-cv-02422, United States District Court for the Middle District of Florida, Tampa Division, has made claims against the Defendants, Ultroid LLC and Ultroid Technologies Inc, for breaches of an Exclusive Option and Remediation Agreement dated January 19, 2017 and a Security Agreement dated January 20, 2017, for compensatory damages and liquidated damages of US$2,000,000, including the marshalling of assets identified in the Security Agreement and enforcing its rights under the UCC Financing Statements and interest.  Following various motions for judgment on the pleadings and amendments of the Counterclaims of the Defendants, the Plaintiff defeated all RICO counterclaims and alleged lack of shareholder approval counterclaim brought by the Defendants.  All remaining counterclaims of the Defendants except for one counterclaim alleging breach of contract by the Plaintiff are the subject of a Motion for Partial Summary Judgment made by the Plaintiff against the Defendants, for which the Plaintiff is expecting a decision of the court.  In the event that these counterclaims of the Defendants are dismissed, the case will go to trial on September 30, 2019 to resolve the claims of the Plaintiff and the remaining counterclaim(s) of the Defendants.

21. Subsequent Events

The Company has evaluated events subsequent to March 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.